UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 18, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

Table Of Content

Strength Born of a Long History of Telkom

1856-1882

On October 23, 1856, the Dutch colonial government deployed the first electromagnetic telegraph in Indonesia, connecting Batavia (Jakarta) with Buitenzorg (Bogor).

1906-1965

The Dutch colonial government established a government agency to operate post and telecommunications services in Indonesia. In 1965, the post and telecommunications services were separated and brought under the control of two state companies, PN Pos and Giro and PN Telekomunikasi.

1974

PN Telekomunikasi was split into two divisions, PT Industri Telekomunikasi Indonesia (“PT INTI”), which manufactured telecommunications equipment, and Perusahaan Umum Telekomunikasi (“Perumtel”), which supplied domestic and international telecommunication services.

1980

The international telecommunication business was taken over by Indosat

1991

Perumtel became PT Telekomunikasi Indonesia or Telkom, and operations were organized into twelve regional units (“Witel”). These were later reorganized into seven regional divisions: Division I Sumatra, Division II Jakarta and Surrounding Area, Division III West Java, Division IV Central Java and DI Yogyakarta, Division V East Java, Division VI Kalimantan and Division VII Eastern Indonesia

1995

We held our Initial Public Offering on November 14, 1995 on the Jakarta Stock Exchange and the Surabaya Stock Exchange. On May 26, 1995, we established Telkomsel, our cellular business subsidiary.

1999

The Telecommunications Law (Law No. 36/1999), which went into effect in September 2000, facilitated the entry of new players, intensifying the competition in the telecommunications industry.

2001

We acquired Indosat’s 35% shareholdings in Telkomsel, making us the majority shareholder with a stake of 77.7%. Indosat then took over our 22.5% shareholding in Satelindo and 37.7% share in PT Aplikanusa Lintasarta. At the same time, we lost our exclusive right to be the sole fixed line telephone operator in Indonesia.

2002

We divested 12.7% of our shares in Telkomsel to Singapore Telecom Mobile Pte Ltd. (“SingTel Mobile”).

2004

We launched our international direct dial fixed line service.

2005

The Telkom-2 Satellite was launched to replace all satellite transmission services previously provided by the Palapa B-4 satellite. This brought our total number of satellites launched to eight, including the Palapa A-1 satellite.

2009

We underwent a transformation from an infocom to a TIME company. The new Telkom was introduced to the public with the new corporate logo and tagline, “the world in your hand”.

2010

The JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed in April 2010.

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2011

We commenced the reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, and the True Broadband Access project, which will enable customers all over Indonesia to have broadband access to the internet.

2012

We sought to achieve widespread broadband penetration throughout Indonesia through the implementation of the Indonesia Wi-Fi program towards the development of Indonesia Digital Network. We sought to improve business value creation by reconfiguring our business portfolios from TIME to TIMES (Telecommunications, Information, Media, Edutainment & Services). Establishment of Telkom Corporate University to develop a globally competitive human capital (“from competence to commerce”).

2013

We began operating in seven countries, namely Hong Kong-Macau, Timor Leste, Australia,  Myanmar,  Malaysia, Taiwan  and United States of America.

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Telkomsel Double Digit

Telkomsel is one of the major revenue contributors at Telkom Group. We believe that Telkomsel will continue to grow faster than industry average, maintaining its leading position in the legacy business while posting strong growth in digital services.

Financial performance grew 10.1%	– Revenues Rp60.0 trilllion – EBITDA Rp33.9 trillion – Net Income Rp17.3 trillion	–
Cellular subscriber base grew 5.1%	– Cellular subscriber base 131.5 million – Mobile broadband (“Flash”) subscribers 17.3 million – Blackberry subscriber 7.6 milion	–
BTS grew 28.7%	– 69,864 units – 27,034 units BTS 3G	–

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Indonesia Digital Network (“IDN”) 2015

IDN implementation targets across all of our network infrastructures by the year 2015:

id-Access (true broadband access)	Deploy and operate fiber-to-the-home (“FTTH”) and Wi-Fi based high speed optical access network		– 20 million homepass – 1 million access point Wi-Fi	–
id-Ring (nationwide broadband backbone)	Deploy and operate terra router and fiber optics-based IP and optical backbone networks covering all of Indonesia	–	– 30 terra router nodes – 75,000 km fiber optics cables	–
id-Con (convergence digital innovation)	Deploy and operate IMS (IP Multimedia Subsystem)-based convergence service platform & multi-services	–	– 10 Ha of Data Center	–

Sustaining Growth through International Expansion

Initiatives in international expansion are essential if we are to maintain our growth momentum, providing us with new room for growth as domestic opportunities become more constricted. International expansion is also a strategy to diversify our business risks, in view of the rapid developments and convergence of the TIMES industry that is also becoming increasingly borderless.

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Country	Name of Company	Main Business	Establishment
Singapore	Telekomunikasi Indonesia International Pte. Ltd. Singapore	Content Delivery Network & Data Center	December 6, 2007
Hong Kong	Telekomunikasi Indonesia International (Hongkong) Limited	Mobile Virtual Network Operator	December 8, 2010
Macau	Telkom Macau Limited (Telin Hong Kong’s subsidiary)	Mobile Virtual Network Operator	May 13, 2013
Myanmar	PT Telekomunikasi Indonesia International (Myanmar Branch)	International Network	August 16, 2013
Timor Leste	Telekomunikasi Indonesia International (TL) S.A.	Mobile Network Operator	September 17, 2012
Australia	Telekomunikasi Indonesia International Australia Pty. Ltd.	IT-Business Process Outsourcing & Solution	January 14, 2013
Malaysia	Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd.	Mobile Virtual Network Operator	July 2, 2013
Taiwan	Telkom Taiwan Limited (Telin Hong Kong’s subsidiary)	Mobile Virtual Network Operator	June 3, 2013
United States of America	Telekomunikasi Indonesia International (USA) Inc.	International Network	December 11, 2013

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Global Talent Program (“GTP”)

Global Talent Program ("GTP”) is an initiative intended to provide our employees/talents with practical experiences in international businesses through job assignments at host companies overseas. GTP graduates have greater prospect of future placement at critical positions in centers of business growth. Talent assignment through GTP is also intended to support our program of international expansion to 10 countries in 2013.

–         1,010 talents participating in GTP

–         GTP talent assignments at 25 countries

“It is the people that makes the difference between one country and another, between one company and another, and between one family and another. And the difference between people of different companies lies in their character and their competence.”

- Arief Yahya -

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WITH OUR VISION, MISSION AND VALUES

Vision

To become a leading Telecommunication, Information, Media,  Edutainment and Services  (“TIMES”) player in the Region.

Mission

-         To provide “more for less” TIMES services.

-         To be the role model as the best managed corporation in Indonesia.

The vision and mission are set forth in the long-term corporate plans as approved by the Board of Commissioners on May 30, 2013 by Decision Letter of the Board of Commissioners No.  06/KEP/DK/2013/RHS.

Corporate Culture             : The New Telkom Way

Philosophy to be the best  : Always The Best

Principle to be the star      : Solid, Speed, Smart

Practice to be the winner  : Imagine, Focus, Action

AND STRATEGIC INITIATIVES

1.	Center of excellence.
2.	Focus on high growth or high value portfolio.
3.	Accelerate international expansion.
4.	Cost transformation.
5.	IDN (id-Access, id-Ring, id-Con) development.
6.	Indonesia Digital Solution (“IDS”) –convergent services in digital ecosystem solution
7.	Indonesia Digital Platform (“IDP”) – platform enabler for ecosystem development
8.	Execution of the best subsidiary management system
9.	Managing portfolio through BoE and CRO
10.	Increasing synergy within Telkom Group

We affirmed our strategic initiatives on the basis of the decision of the Board of Commissioners of PT Telekomunikasi Indonesia, Tbk as set forth in the Decision Letter of the Board of Commissioners No.  06/KEP/DK/2013/RHS dated May 30, 2013.

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Financial Highlights (Based on IFAS)
Consolidated Statements of Comprehensive Income
(in billions of Rupiah, except for net income per share and per ADS)
	Years ended December 31,
	2013	2012	2011	2010	2009*
Total Revenues	82,967	77,143	71,253	68,629	68,220
Total Expenses	57,700	54,005	49,960	46,240	44,139
Adjusted EBITDA	43,626	40,154	36,821	37,549	38,056
Operating profit	27,846	25,698	21,958	22,937	24,081
Profit for the year	20,290	18,362	15,470	15,870	16,043
Profit for the year attributable to:
Owners of the parent company	14,205	12,850	10,965	11,537	11,399
Non-controlling interest	6,085	5,512	4,505	4,333	4,644
Total comprehensive income for the year	20,402	18,388	15,481	15,904	16,048
Total comprehensive income attributable to:
Owners of the parent company	14,317	12,876	10,976	11,571	11,404
Non-controlling interest	6,085	5,512	4,505	4,333	4,644
Net income per share	147.4	133.8	111.9	117.3	115.9
Net income per ADS (1 ADS : 40 common stock)	29,483.6	26,767.6	22,386.8	23,461.6	23,180.8

Consolidated Statements of Financial Position
(in billions of Rupiah)
	As of December 31,
	2013	2012	2011	2010	2009*
Total Assets	127,951	111,369	103,054	100,501	97,931
Total Liabilities	50,527	44,391	42,073	44,086	48,436
Total equity attributable to owners of the parent company	60,542	51,541	47,510	44,419	38,562
Net working capital	4,638	3,866	(931)	(1,745)	(10,797)
Investment in other entities	304	275	235	254	151

Capital Expenditures
(in billions of Rupiah)
	Years Ended December 31,
	2013	2012	2011	2010	2009
Telkom	5,313	4,040	4,202	3,623	5,652
Telkomsel	15,662	10,656	8,472	8,197	12,673
Others Subsidiaries	3,923	2,576	1,929	831	836
Total	24,898	17,272	14,603	12,651	19,161

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Consolidated Financial and Operational Ratios
		Year ended December 31,
		2013	2012	2011	2010	2009*
Return on Asset (ROA) (%)	[1]	11.1	11.5	10.6	11.5	11.6
Return on Equity (ROE) (%)	[2]	23.5	24.9	23.1	26.0	29.6
Operating Profit Margin (%)	[3]	33.6	33.3	30.8	33.4	35.3
Current Ratio (%)	[4]	116.3	116.0	95.8	91.5	59.9
Total Liabilities to Equity (%)	[5]	83.5	86.1	88.6	99.3	125.6
Total Liabilities to Total Assets (%)	[6]	39.5	39.9	40.8	43.9	49.5
* As restated. See Note 2p to our Consolidated Financial Statements.

(1)	ROA is calculated as profit for the year attributable to owners of the parent company divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year attributable to owners of the parent company divided by total equity attributable to owners of the parent company at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current liabilities divided by current liabilities at year end December 31.
(5)	Total liabilities to equity is calculated as total liabilities divided by total equity attributable to owners of the parent company at year end December 31.
(6)	Total liabilities to total assets is calculated as total liabilities divided by total assets at year end December 31.

OPERATIONAL HIGHLIGHTS
		Years ended December 31,
	Unit	2013	2012	Changes (%)
Broadband Subscribers
Fixed broadband (Speedy)	(000) subscribers	3,013	2,341	28.7
Mobile broadband (Flash)	(000) subscribers	17,271	11,039	56.5
Blackberry	(000) subscribers	7,556	5,764	31.1
Total Broadband Subscribers	(000) subscribers	27,840	19,144	45.4
Cellular Subscribers
Postpaid (kartuHalo)	(000) subscribers	2,489	2,149	15.8
Prepaid (simPATI, Kartu As)	(000) subscribers	129,023	122,997	4.9
Total Cellular Subscribers	(000) subscribers	131,513	125,146	5.1
Fixed Line Subscribers
Fixed wireline	(000) subscribers	9,351	8,946	4.5
Fixed wireless	(000) subscribers	6,766	17,870	(62.1)
Total Fixed Line Subscribers	(000) subscribers	16,117	26,816	(39.9)
Other Subscribers
Datacomm	(000) Mbps	381,440	281,063	35.7
Satellite transponder	(000) MHz	3,007	2,650	13.5
Network
BTS	unit	75,579	60,011	25.9
Customer Services
PlasaTelkom	location	572	572	-
Grapari	location	86	85	1.2
Mobile Grapari	unit	268	-	-

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COMMON STOCK AND BOND HIGHLIGHTS

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Trade Price and Volume

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

	Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)
	High	Low	Closing
Calendar Year	(in Rupiah)
2009	2,070	1,150	1,890	20,872,067,500	98,347,123,900	190,512
2010	1,960	1,390	1,590	28,539,250,000	98,347,123,900	160,272
2011	1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012	1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
First Quarter	1,430	1,330	1,400	5,197,855,000	96,096,969,100	141,120
Second Quarter	1,740	1,400	1,630	6,934,820,000	95,921,374,100	164,304
Third Quarter	1,970	1,590	1,890	5,100,152,500	95,767,844,100	190,512
Fourth Quarter	1,990	1,730	1,810	5,769,975,000	95,745,344,100	182,448
2013	2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
First Quarter	2,230	1,760	2,200	5,993,025,000	95,745,344,100	221,760
Second Quarter	2,580	1,900	2,250	8,265,647,500	96,044,401,100	226,800
Third Quarter	2,450	1,950	2,100	7,206,438,500	97,100,853,600	211,680
Fourth Quarter	2,375	1,980	2,150	6,374,194,000	97,100,853,600	216,720
September	2,450	1,950	2,100	2,644,068,500	97,100,853,600	211,680
October	2,375	2,100	2,350	2,019,709,500	97,100,853,600	236,880
November	2,350	2,025	2,175	2,055,114,500	97,100,853,600	219,240
December	2,200	1,980	2,150	2,299,370,000	97,100,853,600	216,720
2014
January	2,275	2,060	2,275	1,758,433,800	97,100,853,600	229,320
February	2,420	2,170	2,325	2,015,617,700	97,100,853,600	234,360

(1)	We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.
(2)	We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013
(3)	The price per share of the common stock reflects this two splits above for all periods shown.
(4)	Market capitalization is multiplying between the share price and issued and fully paid shares which is 100,799,996,400 shares.

On December 30, 2013, the last day of trading on the IDX in 2013, the closing price for our common stock was Rp2,150  per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below. Trading in ADSs is effected “off exchange” on the LSE. Under LSE rules, off exchange trading means that transactions are carried out on other exchanges and once the transaction has taken place, it is reported to the LSE.

Table Of Content

	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
	High	Low	Closing		High	Low	Closing
Calendar Year	(in US Dollars)				(in US Dollars)
2009	41.55	20.19	39.95	67,767,999	40.76	25.67	41.02	3,757
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012	41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
First Quarter	31.69	29.26	30.36	19,265,880	31.04	30.24	30.95	236,546
Second Quarter	37.00	30.38	34.83	32,660,280	36.64	30.40	33.70	293,809
Third Quarter	41.14	34.28	38.93	19,696,121	39.78	34.30	39.10	88,412
Fourth Quarter	41.00	36.00	36.95	16,568,308	40.12	36.50	36.50	127,511
2013	50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
First Quarter	45.32	36.17	45.08	13,876,752	45.83	37.06	45.28	12,819
Second Quarter	50.61	38.75	42.74	15,688,290	50.59	39.31	45.34	6,465,258
Third Quarter	47.20	34.54	36.31	18,713,653	47.44	35.62	36.27	79,240
Fourth Quarter	41.69	33.75	35.85	18,782,410	41.69	33.44	35.33	21,786
September	42.39	34.54	36.31	6,791,001	42.10	35.62	36.27	44,011
October	41.69	36.95	40.76	5,975,745	41.69	37.29	41.69	20,830
November	40.90	34.70	36.54	5,866,608	40.95	34.43	36.36	-
December	37.21	33.75	35.85	6,940,057	37.38	33.44	35.33	956
2014
January	37.49	33.91	36.27	5,498,292	37.26	33.83	37.36	-
February	40.53	35.19	39.23	5,149,305	38.06	35.98	38.06	-

On December 31, 2013, the last day of trading on the NYSE and LSE in 2013, the closing price for one Telkom ADS was US$35.85 and US$35.33 respectively.

Table Telkom's Bond
Bond	Out standing (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate	Underwriter	Trustee	Rating
Obligasi II Telkom Tahun 2010 Seri A	1,005,000	June 25, 2010	July 6, 2015	5	9.6%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA
Obligasi II Telkom Tahun 2010 Seri B	1,995,000	June 25, 2010	July 6, 2020	10	10.2%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA

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Events Highlights

JANUARY

Opening the GSM/3G cellular services in Dili, Timor Leste, with Telkomcel as brandname.

FEBRUARY

Launched Community Service Contact Center 110 (toll-free calls) as a synergy with the National Police, for the reporting of accidents and criminal acts.

MARCH

Cooperation agreement with the Provincial Government of Yogyakarta to support the “Yogyakarta Digital Government Services”  program and the  “Yogya Cyber City”  program in which installed Indonesia Wi-Fi in Yogyakarta.

APRIL

The Annual General Meeting of Shareholders was held on April 19, 2013, which among other agendas approved the appointment of Gatot Trihargo as Commissioner.

MAY

a.	Launched "Digitally Connecting Indonesia", a cooperation program with Intel Corporation, US, through the provision of low cost access to technology and internet.
b.

Ground breaking  installation of Maluku Cable System (“MCS”) marine cable. MCS is a part in the program for constructing Sistem Komunikasi Kabel Laut (“SKKL”) for Eastern Region of Indonesia. The optical fiber construction is the continuation of the Palapa Ring toward Indonesia Digital Network (“IDN”).

JUNE

Strengthen a cooperative agreement with Garuda Indonesia in providing services network and supporting infrastructure for the development of Garuda Indonesia contact center services through our subsidiary PT Infomedia Nusantara.

JULY

We won  an international tender for the management of Myanmar's international network via Mumbai, India, as part of the modernization program of Myanmar's Information & Communication Technology (“ICT”) infrastructure.

AUGUST

a.	Opening of the overseas branch of Telin in Malaysia, which provide the mobile virtual network operator (“MVNO”) by selling the Kartu As 2in1 from Telkomsel.
b.

Telkom Indonesia logo refresh using red, white, black and grey colors in the logo, representing a spirit of optimism and courage in the face of challenges, delivering the best for the nation, determination and also technology.

SEPTEMBER

a.

Launched the One Million Speedy Instan Card Indonesia Digital School (Spin-Card IndiSchool) program in support of education in Indonesia through the provision of low cost broadband internet access to school community.

b.	A cellular service trial for 4G Long Term Evolution (“LTE”) technology in order to support the Asia Pacific Economic Cooperation (“APEC”) which will be held in october 2013 in Bali

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OCTOBER

a.

The Managing Director and the Commissioner conducted the closing bell ceremony on the trading floor of the New York Stock Exchange (NYSE) on Thursday, October 31, 2013, also marks as 18 years Telkom listing in NYSE.

b.	ICT infrastructure support in the APEC 2013 event was held in Bali, on 1-8 October 2013, and became the Host Sponsor APEC CEO’s summit 2013.
c.	Business cooperation with Garuda Indonesia to provide internet access service through Wi-Fi technology in Garuda Boeing 777-300ER and Airbus 330-200 and 300.

NOVEMBER

a.	Introduced the Assessment Center Indonesia services by State Minister of State-Owned Enterprises Dahlan Iskan as our contribution for better HR management in Indonesia.
b.	Ground Breaking for fiber optic venture in Papua named the Papua Cable System (“PCS”). PCS also embodies our firm commitment to facilitate connectivity in areas of Eastern Indonesia.

DECEMBER

a.

Supports the national education project through our participation in the National State University Entrance Examination (“SNMPTN”) and the Joint State University Entrance Examination (“SBMPTN”) in 2014 as part of our Mega commitment “Telkom Indonesia for Indonesian Education”.

b.	Trusted to support the telecommunication facilities in the meeting of the Ministerial Conference of the World Trade Organization (“WTO KTM”) IX, in Bali.

Awards

JANUARY

a.	Arief Yahya, President Director, is nominated as “The Amazing Star: Men's Obsession 9 Tough CEOs” by Men's Obsession Magazine
b.

We received three  awards in Bali Service Excellence Award 2013 organized by MarkPlus Insight for Speedy (internet provider fixed broadband category), Telkomsel (GSM operator category) and Flash (internet wireless broadband category).

FEBRUARY

a.	Speedy service is nominated as “Best Internet Service Provider (ISP) in Indonesia 2012” from Chip Magazine in Chip Award 2013.
b.	Arief Yahya, President Director, is one of the 19 CEOs of Indonesia's large companies named as “Indonesia Most Admired CEO 2013” from Warta Ekonomi Magazine.

MARCH

a.	The award for “Excellent Service Performance” for our Contact Center in the Contact Center Service Excellence Award 2013 organized by Care Center for Customer Satisfaction and Loyalty.
b.	Speedy and Flexi received “Gold Brand Champion” awards in the Indonesia Brand Champion Award 2013 organized from MarkPlus Insight.

APRIL

Arief Yahya, President Director, nominated as “Innovative CEO for Nation” by Gatra Magazine.

MAY

“Diamond”  award in the Cellular Telecommunication CDMA category for Plasa Telkom in the Service Quality Award 2013 organized by Service Excellence Magazine.

JUNE

a.	“Best of Asia” award in the category Asia's Icon on Corporate Governance in the Corporate Governance Asia Annual Recognition Award 2013 organized by Corporate Governance Asia Magazine.
b.

“The Best Product Innovation of Infrastructure Sector” for IndiFinance, “The Best Technology” for Indigo and “The Best Corporate Innovation Culture & Management” awards, in the BUMN Innovation Award 2013 organized by the Ministry of SOE.

c.

Award as “Best Corporate Image”  in telecommunication  category and as “Corporate Image Excellent” internet provider category in Indonesia's Most Admired Companies (“IMAC”) 2013 organized by Bloomberg Businessweek Indonesia Magazine and Frontier Consulting Group.

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JULY

a.	Awards in several categories, including “The Best Managed Company”, “The Best CEO” and “The Best CFO” in the Finance Asia Best Companies Award 2013 organized by Finance Asia Magazine.
b.	Award as “Winner” in the Indonesian MAKE (Most Admired Knowledge Enterprise) Award 2013 from Dunamis Organization Services.
c.	Award as “Best of the Best Service Provider of The Year” and “Best Wireless service Provider of the Year”, in the Asia Pacific ICT Award 2013 from Frost & Sullivan.

AUGUST

“The Best BUMN on Marketing 2013” and “The Best CMO” awards in the BUMN Marketing Day 2013 from  the Ministry for SOE.

SEPTEMBER

“Best CEO of the Year”  award for Arief Yahya, President Director, in the Anugerah Business Review 2013 from  Business Review magazine.

OCTOBER

a.	Award as “The World's Biggest Public Companies” in Forbes Global 2000 organized by Forbes Magazine.
b.	“Second Place Rank” in the SOE Non Financial Listed category in the Annual Report Award (“ARA”) 2012 competition.

NOVEMBER

a.	Award as “ Best Company in Telecomunication Undustry” in the Economic Challenges Award 2013 from Metro TV.
b.	Award as “Best Contact Center of the Year 2013” in the APCCAL Expo 2013 organized by the Asia Pacific Contact Center Association Leaders (“APCCAL”) held in Seoul, South.

DECEMBER

a.	Awards in Indonesia Human Capital Study 2013 organized by Dunamis and Business Review, with the highest accolades as “The Best for CEO Commitment” and “The Best for All Criteria”.
b.

Award as “The Best" in the SOE Award 2013 organized by SOEs Track Magazine, SOE Ministry and PPM Management for category  of best competitive infrastructure, best implementation of competitive open SOEs good corporate governance and best competitive CEO SOE 2013.

c.	Award as ” Telecom Service Provider of the Year” and “Data Communication Service Provider of the Year” in the 2013 Frost & Sullivan Indonesia Excellence award organized by Frost & Sullivan.
d.	Awards as “Indonesia Marketing Champion 2013” and “Markeeter of the Year 2013” for CEO, Arief Yahya, from MarkPlus Inc.
e.	Award as “Indonesia Most Trusted Companies” from The Indonesian Institute for Corporate Governance (IICG) and also the “Indonesia Trusted Company” award from SWA Magazine.
f.

Award as” Best Sustainability Reporting Award 2012”  in the Industry category in the annual Sustainability Reporting Award (SRA) competition organized by the National Center for Sustainability Reporting (“NCSR”).

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Certification

1.	ISO 9001:2008 Certification
Issued to PT Finnet, our indirect subsidiary by DQS GmbH in 2012. Valid until 2015.
2.	Customer Center of Expertise Certification
Issued by SAP, in 2012. Valid until 2013
3.	AS/NZS ISO 9001:2008 Certification
Issued to PT Administrasi Medika (“AdMedika”), our indirect subsidiary, by Verification New Zealand Limited, in 2012. Valid until 2015.
4.	ISO 9001:2008 Certification
Issued to PT Dayamitra Telekomunikasi ("Mitratel”), our subsidiary by United Register for System (“URS”) in 2013. Valid until 2016.
5.	ISO/IEC 27001:2005 Certification
Issued to PT Finnet, our indirect subsidiary by DQS GmbH in 2012. Valid until 2015.

6.	ISO 9001:2008 Certification
Issued to West Consumer Service Division, by TUV Rheinland Cert GmbH in 2011. Valid until 2013.
7.	ISO 9001:2008 Certification
Issued to Busniness Service Division, by TUV Rheinland Cert Gmbh in 2013. Valid until 2016
8.	ISO 9001:2008 Certification
Issued to Tbk. Telkom Flexi Division, by TUV Rheindland Cert GmbH in 2011. Valid until 2014.
9.	ISO 9001:2008 Certification
Issued to PT Telkom Akses, our subsidiary, by TUV Rheinland Cert GmbH in 2013. Valid until 2016
10.	ISO/IEC 27001:2005 Certification
Issued to Infratel Division M floor and Access Division 7th floor Grha Citra Caraka Building, by TUV Rheinland Japan Ltd. in 2012. Valid until 2015.

11.	ISO 9001:2008 Certification
Issued to Enterprise Service Division, by TUV Rheinland Cert GmbH in 2011. Valid until 2014
12.	The Second Phase of IPv6 Certificate: Connectivity to Corporate Customers From Any Segment of Its Services
Awarded by Ministry of Communication and Information in 2013 to Infratel Division.

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REPORT FROM THE PRESIDENT COMMISSIONER

Esteemed Shareholders,

Telkom records another year of excellent results in 2013, sustaining fine achievements in business growth and financial performance that were accomplished the year before. Along with strategic initiatives that we continue to undertake in creating new growth opportunities, Telkom is on the right track to deliver sustained and increased value to shareholders in the years to come.

In the last two to three years, the strategic transformation of Telkom has gained in strength and form since its initiation in 2009. Back then, Telkom started to diversify into the telecommunications, information, media and edutainment, and services, or what we call the TIMES business portfolio. The fundamental transformation reflects ongoing developments in the telecommunications sector driven by rapid changes and progress in information and communication technology.

The transformation serves to unlock Telkom's potentials by eliminating existing constraints in terms of organization structure, corporate culture, or technological capability. Within the Telkom Group, the transformation promotes inorganic growth through development of new businesses, including through the synergy or alliance with industry players, in addition to organic growth through increased internal productivity and efficiency.

All various elements in Telkom's transformational agenda have been built by stages in a consistent and sustained manner. The results are evident on Telkom’s excellent achievements in 2013.

Board Assessment on the Performance of Directors

The Board of Commissioners applauds the consistency of the Directors in focusing on the principle of ”first thing first”. In this case, the consolidation of different subsidiaries and business units at Telkom, to move ahead in matching steps under a shared vision. The so-called Board of Executive of Telkom Group has been influential in promoting synergy in the Group in terms of alignment of strategies and business development planning. The result is higher efficiency and productivity in the utilization of the Group's assets and resources, leading to higher business growth and improved EBITDA.

This is manifested, for example, in the successful execution of one of the main programs of the Directors, namely support of our cellular business. In 2013, Telkomsel, the cellular business arm of Telkom, has once more shown a double-digit growth, contributing significantly to the increase in our revenues and bottom line for the year.

The Board of Directors has also shown promptness and diligence in the realignment of business portfolio, promoting higher growth in subsidiaries through adoption of business models well-suited to the overall direction of Telkom's long-term growth strategy. The development of broadband infrastructure through the Indonesia Digital Network ("IDN") project also progresses on track. Meanwhile, the size and distribution of Telkom's capital expenditure continue to reflect our commitment in investment on communication infrastructure as the basis of business growth.

The Board of Commissioners supports the strategic initiative of the Directors with regard to international expansion, which should be pursued along with proven opportunities in the domestic market.

Supervision by the Board of Commissioners

The Board of Commissioners was closely involved with developments at Telkom throughout 2013, in its capacity as supervisory body for the management of the Company. In addition to internal meetings of the Board, we discharge our supervisory function through the Board committees comprising ofAudit Committee, Nomination and Remuneration Committee, and Risk and Planning Evaluation and Monitoring Committee. Overall, these Board committees have exercised their functions satisfactorily in accordance with their respective areas of responsibilities.

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Excellent communications and interactions between the Directors and the Board of Commissioners is shown during joint meetings between the two boards, which were regularly held at least once a month throughout 2013. Through these interactions, the Board of Commissioners especially notes that business plans at Telkom have been developed after conducting careful scrutiny of all relevant aspects. Decision-making processes, and the implementation of these decisions, have been undertaken in a prudent manner, and in strict adherence to clearly established mechanism and procedures. This reflects well, inter alia, on the quality of the practice of Good Corporate Governance ("GCG") at Telkom. We believe that this will be to our advantage as Telkom continues to grow and effectively compete with the best players in the industry, both at regional and global levels.

The Outlook on Our Business

Thus far, Telkom has successfully transformed it self into a dynamic player in one of the most competitive industries. Moving into 2014, the Board of Commissioners has reviewed the work programs prepared by the Directors. In our opinion, the work programs and the targets set for 2014 represent a realistic indication of Telkom potentials to grow and develop in the long run, along the lines set out in its Corporate Strategic Scenario.

The Board of Commissioners would like to remind the Directors to be cognizant of regulatory aspect of the domestic telecommunications industry in the formulation of the company’s business plans and strategies. Aside from that, the Board of Commissioners applauds the initiatives of the Directors concerning human capital development at Telkom, especially efforts on developing science and technology-competent human capital that are capable of competing at a global level.

This is a critical issue for Telkom, and thus the theme of our Annual Report 2013, "Creating Global Talents and Opportunities" is deemed appropriate. The time will come when our global talents will prove to be a source of business innovations, spearheading the creation of new opportunities on the global level to ensure sustainable growth in the future.

Changes in the Board

I would like to take this opportunity to welcome Gatot Trihargo, the Deputy of Business Services at the Ministry of SOE, who was appointed to the Board of Commissioners of Telkom at the Annual General Meeting of Shareholders of Telkom on April 19, 2013. The appointment of an additional Board member, making a total of six members, is deemed necessary to maintain and strengthen the Board's performance in anticipation of increased work loads in line with expected growth of Telkom and Telkom Group going forward.

Appreciation to Stakeholders

On behalf of the Board of Commissioners, I would like to congratulate the Directors and staff at Telkom for their excellent achievements in 2013, along with my appreciation for their dedicated hard work over the years. The Board of Commissioners also extends the highest appreciation to the shareholders, loyal customers and all our other stakeholders, for their vote of confidence and steady support to Telkom. Your continuing vote of confidence and support do motivate all of us at Telkom and the Telkom Group to strive even harder for higher achievements.

Jusman Syafii Djamal

President Commissioner

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REPORT FROM THE PRESIDENT DIRECTOR

Estemeed Shareholders

In line with the expectations of shareholders, we recorded another year of encouraging achievements in 2013 following our satisfactory performance of the year before. Consistent and successful execution of our strategic work program during the last couple of years has resulted in strengthened our fundamentals business to maintain and sustain growth over the long term.

The strengthened fundamentals are reflected on our performance at the Indonesia Stock Exchange ("IDX") during 2013, where prices of Telkom's shares showed a steady and upward trend exceeding the performance of the industry index. Our market capitalization grew by 18.8% to Rp216.7 trillion, the fourth largest at IDX by the end of the year.

Strategic Directions in 2013

We have consistently pursued our growth strategy on the principle of “first thing first”. We do this by focusing the resources of Telkom Group on business segments that showed either a strong performance or an excellent future growth potential. In 2013, our main work programs are (i) strengthening the performance of cellular business, (ii) extending broadband penetration in Indonesia, and (iii) engaging in international expansion.

During the year, we continue to allocate our resources, including the largest portion of our capital expenditures, to strengthen the performance of our cellular business under Telkomsel, our subsidiary. Historically, Telkomsel is the largest contributor to our consolidated revenues. With better synergy within the Telkom Group, Telkomsel has been able to maintain an excellent performance in 2013, posting triple double-digit growth in terms of revenues, EBITDA and profitability.

The Indonesia Digital Network ("IDN") 2015 program represents our initiatives in expanding broadband penetration. IDN contains the following elements: id-Access (direct to the home broadband access), id-Ring (fiber optics backbone infrastructure), and id-Con (ICT-based convergence services as new sources of revenue going forward).

We also focused on international expansion initiatives in 2013, targeting footholds in 10 countries by 2015. Initiatives in international expansion are essential if we are to maintain our growth momentum. As room for growth in the domestic market becomes smaller, the search for new outlets of growth overseas become necessary. In addition, international expansion represents a strategy to diversify our business risks, in view of the rapid developments and continuing convergence of the TIMES industry that has increasingly become borderless.

More importantly, international expansion is also a very effective method by which to improve the competences of our human capital. This is especially true in regard the inevitable competition with global players in the industry. Thus, we have developed the Global Talent Program ("GTP") in order to equip our employees with the necessary capabilities in managing business in a global environment.

The GTP initiative, in turn, is part of our consistent endeavor within the last couple of years in developing our human capital as a center of excellence. This is our first and foremost strategic initiative that will be key to winning the competition and ensuring our sustained existence into the future. True to our commitment, we have consistently allocated approximately 20% of our human capital budget towards creating this ”center of excellence”. Our strategic vehicle to fulfill this objective is Telkom Corporate University, whereby we strive to improve our advantages in leadership, competences, and global standard certifications.

Company Performance in 2013

By fine-tuning our focus on business segments that demonstrated strong growth, we succeeded in maintaining our growth performance in 2013 above industry average.

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In terms of financial results, we recorded an increase of 7.5% in consolidated revenues to Rp83 trillion in 2013. Revenues from cellular voice and from data, internet & IT services contributed 38.7% and 38.2%, respectively, to total consolidated revenues. EBITDA, meanwhile, grew by 8.6% over last year's figure and amounted to Rp43.6 trillion, with a relatively stable EBITDA margin of 52.5%. Net income improved by 10.5% from Rp12.9 trillion in 2012 to Rp14.2 trillion in 2013. Our bottom line represents a return on assets ("ROA") of 11.1% and a return on equity ("ROE") of 23.5% in 2013, compared with 11.5% and 24.9%, respectively, in the previous year.

We also continue to maintain adequate levels of capital expenditures to support future growth. Total capital expenditures in 2013 amounted to Rp24,9  trillion, constituting 30.0% of total consolidated revenues in that year, and an increase of 44.2% over the amount expended the previous year. The largest portion, at 35.2% of total capital expenditures, was allocated for the expansion of radio access network in our cellular business. The remaining budget was mainly spent for the expansion of broadband access and infrastructure as well as for business development of subsidiaries in Telkom Group in the tower business, IT and media business, and for international expansion.

Other noteworthy developments and achievements in 2013 include:

1.       In accordance with the resolution of the GMS in 2013 concerning changes in the planned utilization of treasury stocks acquired in the share buy-back program phase I - IV, we have completed the following approved programs, namely:

a.

On May 31, 2013, a total of 59.8 million shares in the treasury stock acquired in the share buy-back program Phase III year 2009 were transferred to 24,993 employees of the Telkom Group in the Employee Stock Option Program ("ESOP").

b.	On July 30, 2013, a total of 211.0 million shares in the treasury stock acquired in the share buy-back program Phase I year 2007 were sold to market through a private placement.

2.       We undertook a 1:5 stock split corporate action on September 2, 2013, to improve the trading liquidity of our shares at the Indonesia Stock Exchange.

3.       Telkom Corporate University recorded a total of 1,010 employees participating in the GTP, 84 employees sent overseas toward a master degree and philosophy of doctor, and 1,471 employees receiving international standard professional certification.

4.       In the interest of business portfolio realignment, we reduced our majority shareholding at Indonua Telemedia, a subsidiary in the media business, and acquired majority share ownership at Patrakom, a subsidiary in VSAT for marine broadband business. We also established PT Metra Digital Media as a sub-holding company to develop new business models for our subsidiaries in the digital media business.

5.       A re-mapping of the structure of Area Telecommunication Office (Kandatel) giving full authority on operational activities in the respective areas, with expected benefits in the speedier execution of work programs as well as in cost leadership.

6.       Of the 10 countries initially targeted in our international expansion program, we successfully secured footholds in 7 countries or areas, namely Hong Kong - Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and the United States of America.

We are indeed grateful that we have been able to rise above challenges and achieve excellent results. The excellent performance and achievements of the Telkom Group have been recognized by domestic and international institutions alike. Among the various awards that we received were:

1. Asia’s Icon on Corporate Governance in Corporate Governance Asia Annual Recognition Award 2013 in Manila, Philipina.

2. The Best CEO, The Best CFO and 3rd Asia Best Managed Company from Finance Asia in Hong Kong.

3. Best of The Best Service Provider of the Year fro Telkom and Best Wireless Service Provider of the Year for Telkomsel in Asia Pacific ICT Award 2013.

4. Certification of premium Ethernet MEF-CE 2.0 from Metro Ethernet Forum (MEF). Telkom is the first provider of ethernet services in Indonesia, the fourth in Asia, and the thirteenth in the world.

5. The Best Provider and The Best Data Communication of The Year from Frost & Sullivan. Telkomsel also recognized as The Best Mobile Provider of The Year and The Best Mobile Broadband Service of The Year.

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Meanwhile, among domestic recognitions were:

1. The Amazing Star, Men’s Obsession 9 Tough CEO from Men’s Obsession magazine. The award are given to CEOs with achievement, capacity, integrity, dedication, and loyality in developing business and contributing to national development efforts.

2. The Best Product Innovation of Infrastructure Sector for INDIFINANCE, The Best Technology Innovation of Infrastructure Sector for Indigo and the highest recognition for innovation, The Best Corporate Innovation Culture & Management, in BUMN Innovation Award.

3. Best of The Best for the corporate and Best Chief Marketing Officer for Telkom EBIS Director in BUMN Marketing Award.

4. Best Corporate of The Year and CEO Of The Year in Anugerah Business Review.

5. Best For All Human Capital Criteria and Best CEO Commitment from Indonesia Human Capital Study (IHCS).

6. The Best CEO of Most Competitive SOE 2013, Most Competitive SOE in Infrastructure and GCG Implementation Most Competitive Listed SOE in Anugerah BUMN 2013.

7. Marketeer of The Year 2013 for CEO of Telkom Indonesia.

Business and Operational Constraints

In working towards our business and operational targets in 2013, we faced a number of constraints related mainly to external developments during the year. Unfavorable macro economy conditions, and especially the significant depreciation of the Rupiah against the US Dollar, have impacted on our bottom line due to losses on foreign exchange translation. It also forced the suspension of a number of telecommunication infrastructure projects, resulting in a less than optimum spend of our capital expenditures budget. The targeted deployment of Fixed-to-the-Home ("FTTH") broadband access was also less than satisfactory, due to external factors related to location permits or local regulations as well as the preparedness of supporting industries.

Corporate Governance

The numerous recognitions that we received over the years from a variety of external parties should serve as a valid indication of the quality of our corporate governance practice ("GCG"). In 2013, just to mention a few, we were awarded the citation of "Most Trusted Company", the fifth such award consecutively that we received in the Corporate Governance Perception Index survey by the Indonesian Institute for Corporate Governance (“IICG”), and also recognized as 'Best of Asia' in Asia's Icon on Corporate Governance polling conducted by Corporate Governance Asia magazine.

In 2013, as part of the implementation of GCG practices, we have fully adopted the International Financial Reporting Standard ("IFRS") for our financial reports. We have also begun with the implementation of IFRS in a number of our subsidiaries in the Telkom Group. Further, we have also conformed to the ASEAN Corporate Governance Scorecard criteria, a recognized quality benchmark of GCG implementation by publicly listed companies in the six ASEAN countries.

Corporate Social Responsibility

In addition to our focus on business, we also continue to improve on our Corporate Social Responsibility ("CSR") commitments to society and the environment. Through the Partnership and Community Development Program ("PKBL"), we disbursed funds totaling Rp182  billion in 2013. These funds were spent entirely for various community welfare initiatives within the scope of activities of the Community Development Program.

We also allocated funds to our own CSR programs, focusing on initiatives that promote higher proficiency and utilization of Information and Communication Technology ("ICT") among people and communities in Indonesia. Under the Indonesia Digital Community ("Indigo") program, we currently have a number of initiatives, one of the most progressive being the IndSchool program. We were also active helping natural disaster victims through the Telkom  Peduli  program, as well as through our participation in the BUMN  Peduli  humanitarian aid program administered by the Ministry of SOE.

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Business Prospects in 2014

Looking back on our performance during the last couple of years, we are justifiably optimistic of our prospects for 2014. Our priority programs for 2014 are the same as in 2013. We will continue to allocate capital expenditures and other resources in support of our cellular business, targeting double-digit growth for Telkomsel, our cellular subsidiary. We will push ahead with the expansion of broadband infrastructure in the Indonesia Digital Network 2015 project. This will include construction of the remaining network segments in the Sulawesi-Maluku-Papua Cable System, accelerated deployment of FITH broadband access, and the construction of additional Data Center facilities. At the same time, we will continue to promote and grow our business initiatives in the 10 countries or areas that we have previously designated in our international expansion program. We will also strengthen our digital media business portfolio in 2014.

Words of Appreciation

On behalf of the Board of Directors, allow me to express the highest of appreciation for the dedication and hard work of all employees that have led to such excellent achievements in 2013. I would also like to convey our sincere thanks for the trust and support that we continue to receive from the Board of Commissioners, shareholders, business partners, loyal customers.

Long live Indonesia

Long live Telkom Indonesia

Arief Yahya

President Director/CEO

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BUSINESS OVERVIEW

TELECOMMUNICATIONS INDUSTRY IN INDONESIA

Indonesia's telecommunication industry has shown rapid growth ever since the transformation of the telecommunication sector from monopoly to competitive, enacted by the Government through Law No.36 Year 1999 on Telecommunication. This growth is moreover further accelerated by advances in communication technology using radio frequencies, as alternative telecommunication means to communication through cable networks and satellite.

Compared to the growth of fixed wireline telephony for many decades that eventually stagnated at only around 9.4 million lines, the telecommunication teledensity in Indonesia has since experienced a very significant jump in less than 20 years to more than 310 million lines, driven primarily by the growth of cellular telephone, as well as fixed wireless telephone . The cellular telephony business also continues to grow through a variety of innovations as well as constant adaptation to changes in market demands and consumer preferences. While the growth in voice and Short Messaging Service (“SMS”) has showed signs of declining in recent years, there was at the same time a marked strengthening in the growth of data communication and mobile internet access services.

There are a number of factors or conditions that point to good growth prospects for Indonesia's telecommunication industry, including:

1.       Indonesia's demographics, with the fourth largest population in the world and a fast growing middle class segment, as well as Indonesia's economy that has shown stable and respectable growth in recent years, are expected to drive further demands for telecommunication and data services.

2.       While internet penetration in the country is still relatively low compared to peer countries in the region, people in Indonesia is becoming increasingly exposed, and are increasingly adopting global trends in digital lifestyle, as shown especially in the marked increase of smartphone usage with more affordable prices as well as higher levels of social networking media activities. We expect that the growth of mobile internet services will continue to be fueled on the back of the increasing popularity of smartphones, tablets and other internet-enabled mobile devices in Indonesia, faster data transmission of wireless networks, and increasingly affordable smart devices and mobile internet services.

3.       The increasingly open and tight competition among telco operators, which is expected to result in improved service quality, higher industry efficiency, and constant innovations in products or services, and will eventually drive more growth in Indonesia's telecommunication industry.

CORPORATE STRATEGY

Our strategic target to achieve our objectives in 2013 was improving market capitalization. Our strategies consisted broadly of:

-          Directional strategy: sustainable competitive growth.

-          Portfolio strategy: converged TIMES portfolio.

-          Parenting strategy: strategic guidance.

In 2013, we continued to adapt to the dynamics of the industry by updating our strategic initiatives with a focus on implementing the TIMES business framework and strengthening internal consolidation. We believed that these strategic initiatives support the comprehensive transformation of our organization, business portfolio, infrastructure, systems, and corporate culture that we believed was necessary to realize our vision of becoming a leading TIMES company in the region.  Besides providing a new growth stream, we believed that our TIMES  business also helped  to promote the sustainable growth of our traditional telecommunications business.

To achieve the objective of these three corporate broad strategies, we have developed the following 10 strategic initiatives:

1.       Center of Excellence

In order to improve our business performance and implement a new corporate culture we have established the “Telkom Corporate University”, which aims to educate our employees in order to meet international standards in the TIMES industry.

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2.       Focus on high growth or high value portfolio

Deploy resources to the parts of our portfolio with the highest growth and value potential will ultimately generate the optimum value for Telkom Group. This includes supporting Telkomsel in order to sustain its growth and market position as well as developing broadband through our Indonesia Digital Network program.

3.       Accelerate international expansion

International expansion through partnerships, alliances and acquisitions, giving priority to the Asia Pacific region, the Middle East and North Africa. Our subsidiary Telin will be our main vehicle for international expansion.

4.       Cost transformation

Improve cost efficiency and infrastructure capability, by utilizing technology (multiplay/multiservice/multiscreen), leverage existing asset (empowerment of the less productive assets) and create a creative business model (through partnerships to share  costs).

5.       IDN (id-Access, id-Ring, id-Con) Development

We plan to support our MP3EI (Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development) target of attaining broadband access to 30% of households in Indonesia by the year 2015. IDN (Indonesia Digital Network) is also intended to bridge the digital divide.

6.       Indonesia Digital Solution (“IDS”) – Convergent services in digital ecosystem solution

Developed the IDS strategic initiative to support the Indonesia Digital Network program such as the digital media ecosystem (cooperation with best partners and differentiation through innovative business models) and business solution ecosystem (accelerate development of innovative business ecosystem & convergence  services for excellent customer experience)  space.

7.       Indonesia Digital Platform (“IDP”) – Platform enabler for ecosystem development

Developed IDP strategic initiative to seek enhance overall customer experience and customer engagement through exploration of best technology, development appropriate business model and partnership scheme.

8.       Execution of the best subsidiary management system

Provide strategic guidance to our subsidiaries is important for the success of Telkom Group. In general, guidance provided to our subsidiaries will focus  on the aspects of planning and optimalization of synergy within the Telkom Group.

9.       Managing portfolio through Board of Executives (“BoE”) and Chief Regional Officer (“CRO”)

Manage our subsidiaries subsidiaries through a Board of Executives, comprising the heads of four businesses, namely, mobile (represented by Telkomsel), multimedia (represented by Metra), infrastructure (represented by Mitratel) and international (represented by Telin), and seven CROs representing Sumatera, DKI Jakarta, West Java & Banten, Central Java, East Java, Kalimantan and East Indonesia area.

10.    Increasing synergy within Telkom Group

Optimalization synergy at the strategic and operational levels, as well as single main function and cross functions.

In order to implement our directional strategy of sustainable competitive growth, we plan to seek opportunities for inorganic growth through acquisitions  & alliances  (“A&A”) and corporate restructuring, as described below:

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1.       A&A program

A&A implementationis  part of our  growth strategy objective to mitigate risks, develop capital, increase competency as well as accelerate access to synergy and value contribution. In 2013, we:

–         acquired all shares of PT Patra Telekomunikasi Indonesia (“Patrakom”) and enabling us to integrate Parakom’s line of business, namely satellite-based closed fixed telecommunications network provider, as well as providing communication network and solution, with a permit as Operator of Micro Earth Stations Communications System (“SKSBM”).

–         entered into strategic partnership with CT Corp by selling shares of Indonusa (“Telkom Vision”) to strengthen Telkom Vision position in Pay TV industry; and

–         acquisition of PT Pojok Celebes Mandiri who engaged in business-ticket booking & online applications through POINTER which has been connected with the national airline and a large number of hotels in Indonesia.

2.       Corporate restructuring

Corporate restructuring implemented through unit business spin-off program, possible  initial public offering of subsidiaries, established new subsidiaries and capital injection. In 2013, the corporate restructuring program that we already implemented such as:

–         business splitting: Metra Digital Media splitting from our indirect subsidiaries, Infomedia;

–         established new subsidiaries through overseas expansion such as in  Australia ( IT business process outsourcing & solution), Macau (MVNO), Taiwan (MVNO), Myanmar (international network), and United States of America (international network); and

–         capitalization strengthening, increase competence and certification to our subsidiary Telkom Akses in service of development and modernization network customers to the broadband and fiber optic network.

BUSINESS OUTLOOK (TREND INFORMATION)

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include (i) an increase in cellular telephone revenues with increases in subscribers, minutes of use, ARPU and regulatory aspects (ii) an increase in revenues from data, internet and information technology services revenues, and (iii) a decrease in fixed lines telephone revenues.

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from data, internet  and information technology services as well as from mobile phone services. Indonesia's economy recorded a relatively robust growth in recent years despite a sluggish global economy. With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as the more sophisticated value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

In the longer term, Indonesia’s economy is also expected to enjoy support from Government initiatives such as the Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development, which was launched in 2011. One of the three pillars of the master plan is development of national connectivity, including development of the information and communication technology sector. This is in line with our IDN program and our strategic initiative on the development of our Nusantara Superhighway project (i.e. the Palapa ring project known as id-Ring), an optical-based network of six interconnected rings which links Indonesia’s main island groups, namely the Sumatra ring, the Java ring, the Kalimantan ring, the Sulawesi ring, the Bali and Nusa Tenggara ring and the Maluku and Papua ring. We expect that the development of this extensive telecommunication network connecting all the six major economic corridors will allow us to offer more value-added services, and to reach more customers in a much larger scale, as well as provide opportunities for our products and services in the IMES areas.

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We believe the shift in consumer preferences towards a digital lifestyle will be a key factor that we expect will drive our business in the future. We believe this will lead to continuing increase in broadband demand (including mobile broadband), compensating for the decline of our legacy business (both fixed wireline and cellular telephone revenue and SMS revenue). We expect the increase in demand for data communications and corporate internet to continue next year as we increase our capacity to cover more small and medium enterprises.

For further explanation of these significant developments, see “Management's Discussion and Analysis of the Company’s Performance”.

BUSINESS PORTFOLIO

We are a State-Owned Enterprise and currently the largest telecommunication service and network provider in Indonesia. We serve millions of customers throughout Indonesia with a complete range of telecommunications services that include fixed wireline and fixed wireless telephone connections, cellular services, network and interconnection services, as well as internet and data communication services. We also provide services in information, media and edutainment, including cloud-based and server-based managed services, e-Payment and IT enabler services, Pay-TV, as well as e-Commerce and other portal services. We posted revenues of Rp77,143 billion and Rp82,967 billion, respectively, for the years ended December 31, 2012 and 2013.

Fixed line telephone services include local, direct long-distance (“DLD”), and international call services, as well as other telecommunications and supporting services. Fixed wireless services include local and direct long-distance CDMA-based telephone connections, and other  telecommunication services. Cellular services comprise cellulars  telecommunication service. Our telecommunications-related business may experience certain seasonal effects. Cellular  and fixed wireless communications tend to increase around the Ramadhan lunar month and the culmination of the Eid festivity, as well as during the December holiday season, while fixed line communications from homes and offices may decrease when there are fewer working days in the period or a greater number of subscribers are on vacation. In 2013, except for OLOs who use our interconnection services and Telkomsel’s employee cooperative (“Kisel”), none of our customers accounted for more than 1% of our total revenues.

A substantial majority of our revenue has and continues to come from telecommunications-related services, including data and internet services. As a company that provides TIMES, we continue to encourage innovations in sectors other than telecommunications, and capture synergies among all of our products, services and solutions ranging from our legacy business to the new economy business (“NEB”). Our business portfolio is grouped into the following lines of business:

A.      Telecommunications Business

Our telecommunications business portfolio includes (i) fixed wireline services, (ii) fixed wireless services, (iii) cellular services, (iv) internet and data communication services, (v) network services, (vi) interconnection services, and (vii) ancillary services.

1.       Fixed Wireline Services

Our fixed wireline services include plain old telephone services (“POTS”), value-added services (“VAS”), Intelligent Network (“IN”) services and session initiation protocol (“SIP”) services. IN services are IP-based network services that are connected to our exchange systems and telecommunications network. Session Initiation Protocol services are IP multimedia subsystem (“IMS”) services which combines wireless and fixed line technologies for voice and data communications.

We succeeded in improving the performance of our fixed wireline business line through the implementation of a “More for Less” program in 2013, where subscribers are able to get deeper discounts with greater  telephone usage such as unlimited talk time using the house phone, unlimited broadband access with various bandwidth  options and television channels with attractive program packages.

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2.       Fixed Wireless Services

Our fixed wireless business, which uses limited mobility CDMA technology, is managed  by our Wireless Broadband Division under the trademarks "Telkom Flexi" or "Flexi". In 2013, we optimized existing BTSs for our fixed wireless network, but did otherwise further develop our fixed wireless network or conduct any new product launches or promotional campaigns activities for this service.

3.       Cellular Services

We provide cellular communications services using GSM technology through our subsidiary, Telkomsel.  Cellular services (excluding  mobile data services) remained the largest contributor to our consolidated revenues in 2013. We have two primary types of cellular products and services,  postpaid services represented by “kartuHalo”  and prepaid services represented by simPATI  and Kartu As.

In 2013, with the increasing demand for data services from customers, Telkomsel added various attractive and competitive data services to its range of products and services to complement its legacy  in voice  and SMS. In order to accelerate the adoption of 3G mobile devices, Telkomsel also intensified collaboration with device principals and distributors of local and global brands of mobile devices by introducing affordable 3G mobile device bundled packages.

–         kartuHalo. In 2013, kartuHalo launched a new package, the HaloFit, targeting the young professional segment with three main value added services bundled with the core services of voice  and SMS. The value added services comprised data services and international roaming services. kartuHalo also launched kartuHalo  Family. This new product, which is targeted at families, is offered to new and existing subscribers, and provides a number of benefits such as additional minutes of calling to other members within the HaloFamily group, convenient payment through single billing, and exclusive content bonuses. Members within the HaloFamily group are able to top-up through  the primary member.

–         simPATI is a prepaid service that can be purchased at any cellular shop in the form of starter packs and top up vouchers. In 2013, among other efforts, we refreshed our simPATI  starter pack with more benefits to target data users and higher value customer acquisition. We also launched a new edition of our simPATI  starter pack, the simPATI  Loop, targeting the high-value youth segment with an enhanced data package with additional lifestyle content for movies, music and magazines. ”walk with simPATI”  program also launched, which invited  the youth to participate in a video clip project and drew positive attention from customers in digital media.

–         Kartu As is a prepaid service that bills customers based on seconds of talk time. One of the programs  Kartu As products launched in 2013 was the Kartu As  PlayMania starter pack, which targets the early youth consumer segment. The product features edutainment content aimed at young users in the segment. Another feature of this service is the emergency call service, which enables users of Kartu As PlayMania to make free call and SMS to two favourite numbers. We also launched "Recharge Bonus Gokil" program , which drew an enthusiastic response from Kartu As subscribers. The Recharge Bonus Gokil program is designed to provide  bonus value each time the user engages  in a top-up transaction.

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4.       Broadband and Internet Services

We provide a range of products and services in data communication and internet services as described below:

-          Broadband internet, our primary non-cellular based broadband internet service, using ADSL and fiber optic technology, is offered under the commercial name “Speedy”. We also provide a prepaid on-demand, “pay as you use” broadband internet service using Speedy or Wi-Fi access under the commercial name of “Speedy Instan. We also offer a triple play package combining broadband internet (Speedy), telephone services and content (UseeTV, home monitoring and music-Melon) under the commercial name “Indihome”.

-          Cellular data communication, Telkomsel provides internet and mobile data communications services through its mobile cellular network, with the commercial name “Flash”, Blackberry package and non package data services.

-          SMS services are provided to mobile and fixed wireless telephone subscribers.

-          “TelkomNet instan”  is our dial-up internet access services.

-          Wi-Fi/hotspot  is a wireless access solution for intranet and mobile internet data services in a particular area by utilizing our and other ISP’s payment facilities, or in bulk using Customer Premises Equipment-based Wi-Fi technology. In 2012, we launched “Indonesia Wi-Fi” or @wifi.id to meet the need for Wi-Fi based internet service at public places such as airports, shopping malls, hospitals, universities/schools, cafes, and other public places. Our “Indonesia Wi-Fi” service has a minimum speed of 10 Mbps to accommodate offloading, retail and other uses.

-          “FlexiNet”  is our internet access service that uses the Telkom Flexi fixed wireless network. Our “Flexi Hotspot” service provides customers who wish to enjoy high speed internet access through a wireless internet connection that is supported by our hotspot infrastructure. These services can be easily accessed from any device that has Wi-Fi capability by the FlexiNet Unlimited or Flexi Mobile Broadband username and the password in each hotspot.

-          Virtual Private Network (“VPN”) is a virtual private network service that uses the internet for secure connection to remote sites.

-          “Astinet”  provides high quality internet access using a default internet gateway and public IP address for a dedicated, fixed communication line 24 hours a day.

-          VoIP. We provide affordable international call services through our premium VoIP service package “Telkom Global-01017” as well as “Telkom Save” for regular international calls. Both services can be accessed by dialing a special prefix for international calls. To provide these services, we cooperate with 79  international wholesale carriers that can support our IDD call services worldwide, to deliver VoIP traffics.

-          ISDN PRA  is a digital network to facilitate multimedia telecommunications services, using wider bandwidth as well as inter-terminal digital systems to accommodate high-speed, high-quality and high-capacity voice, data and video communications through a single channel. We also provide ISDN-based internet access.

-          DINAccess  is a wireless communications service with dedicated access to provide LAN interconnection services and multimedia services at a speed adjustable to customer needs.

-          Global Datacom is a data communications service that lets corporate customers connect their headquarters with branch offices or clients across the globe. We work with global partners through Telin, our subsidiary, in providing these services.

-          Metro Link is a Metro-network-based connectivity services that accommodates point-to-point, point-to-multipoint and multipoint-to-multipoint communications.

-          Metro I-net is a high capacity data network solution based on IP (Internet Protocol) or ethernet that provides flexibility, ease of use and effectiveness as well as quality assurance for corporate and SME customers.

-          Port Wholesale provides wholesale rental of port remote access servers to internet service providers, content service providers and corporate customers for subsequent sale to their customers.

-          Value-added service Datacom provides additional facilities that offer added value to data communications customers.

5.       Network Services

We directly manage the provision of network services to customers comprising of our  business partners, commercial businesses and OLOs. Our network services include satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, as well as satellite-based and terrestrial-based leased lines. Our network services customers may enter into short-term deals for several minutes of broadcasting to  longer-term agreements for one to five year periods.

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6.       Interconnection Services

We also earn revenue from other telecommunications operators that utilize our extensive network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. In 2013, we have increased our efforts to optimize the capability of Telkom Group through exploiting  synergies among Telkom, Telkomsel and Telin with respect to interconnection services.

7.       Ancillary Services

We have exclusive agreements with some investors under revenue sharing arrangements to expand fixed line phone services, public card phones (including their maintenance), data and internet networks, and ancillary facilities related to telecommunications.

For more details about the scheme of additional services, please see Note 39 in the Consolidated Financial Statements.

We also operate other supporting and ancillary businesses, which include the lease and/or supply of BTS to other cellular operators and the provision of various support facilities. We manage our telecommunications tower business through our subsidiary, Mitratel.

B.      New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio

NEB and Strategic Business Opportunities are a part of our  IME portfolio. We have designated our subsidiary, Metra, as a sub-holding company that focusses  on our  IME business development.

Our information business portfolio includes:

1.       IT Outsourcing or Managed Application which provides cloud-based and server-based management services and IT consulting services.

2.       e-Payment/Payment services, including  the following:

-

Billing payment,  a service that allows customers to make payments to service or goods providers such as PLN, Telkom, PDAM, KAI, and others through collecting agents that include banks, cooperatives, BPR, convenience stores, and others.

-	Remittance is money transfer service where neither the money sender nor the recipient need a bank account to complete a transfer, as transfers can be accomplished using only a mobile device
-

e-money provides services to customers who wish to manage  money electronically through certain media (mobile, prepaid card, or a virtual account that can be accessed via the Internet) for use in electronic transactions.

-	e-Vouchers or Telkom Voucher is a single voucher issued by us that can be used to purchase or recharge any of our services, such as for Kartu As, simPATI, Flexi Trendy, and Speedy Hotspot.

3.       IT  enabler services include business process outsourcing and knowledge process outsourcing, which consist of:

-	Network centric value added services, comprising IT-based value-added services for data and phone, security services, and server and storage services for connectivity customers.
-

Integration services, comprising integration services for network and hardware associated with Customer Premises Equipment (“CPE”),  integration services for applications and software, and integration services for computer hardware.

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Our Media and Edutainment business portfolio includes the following :

1.       Television broadcast services comprising the following

-          Pay TV by satellite, a pay TV service broadcasted over satellite links offering premium-grade contents in news, sports, entertainment, and others.

-          IPTV, an Internet Protocol-based television ("IPTV") under the commercial name ”UseeTV Cable”. The service is delivered using the Speedy broadband access network, and offers ”pause and rewind” features for contents such as video-on-demand  programming, FTA TV, premium TV, internet radio and TvoD, allowing playback of program content from the last seven days.

-          OTT TV (Over the Top TV), an internet  TV service under the commercial name ”UseeTV”  that can be accessed from Telkom's internet  network, offering free content such as video-on-demand programming, live  TV, internet radio, and some pay video programming. Similar to UseeTV Cable, the OTT TV is also capable of allowing play back of program content from the last three  days.

2.       Advertising  is a commercial service for the promotion of products or services of any third party that are presented in digital or print media, such as radio, television, internet, newspapers, brochures/leaflets and billboards.

3.       Portal  Services  facilitates content aggregation and distribution. In addition to sales and payments related to our products and services conducted through our e-Commerce  portal, our portal e-store and on-device portal services also accommodate the sale and distribution of content or applications such as games, applications, news, sports news, educational content, music, ring back tones, SMS content and others, which can be downloaded directly by customer mobile device or internet  users. Content or applications can be obtained either at a certain price or free of charge.

DISTRIBUTION AND MARKETING STRATEGY

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom and GraPARI are  outlet function as walk-in customer service points, where customers have access to the full range of our products and services. GraPARI is specialize for cellular services managed by Telkomsel. In other hand, a lower scale outlet of cellular services, GeraiHalo, managed by third party.

2.       Contact centers handle enquiries regarding our products, services and customer transactions. Our contact/call centers currently do not handle payments. Our contact  centers also operate our customer care (telecaring) and telemarketing programs.

3.       Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third-party marketing outlets such as computer or electronic stores, banks, and others.

4.       Feet on The Street are sales agents that conduct direct marketing of our products, particularly for our Speedy  products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities.

5.       Authorized dealers and retail outlets are sales and distribution outlets for a variety of telecommunication products such as Speedy Instan cards, Flexi subscription cards, starter packs, prepaid SIM cards and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia, as well as other outlets such as banks.

6.       Account Management Teams who manage relationships with our individual, business, and corporate customers.

7.       Telkom Solution Houses are places where an enterprise customer can obtain information on a variety of TIMES solutions, products and services, and the latest technology. At these Telkom Solution Houses, we provide free live demonstrations (such as Speedy, Hotspot, PDN, IP-Phone), live demonstrations for commercial products (such as video conference), enterprise consultation and ecosystem business solutions for customized TIMES for corporations, and simulated demonstrations (such as e-Payment & VPN over GSM and Flexi).

8.       SME Centers  function as a communication center supported with advanced office facilities, a community center where our customers can interact, and a commerce center especially for e-Commerce solutions.

9.       Our website  which provides customers information on the entire range of our products and services, multimedia as well as telephony, through the official company websites at www.telkom.co.id and www.telkomsel.com.

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Marketing Strategy

Effective marketing communications activity plays an important role in ensuring that product offerings reach the intended segment or potential customer. In addition to marketing using traditional (offline) media such as advertisement placement in television, print media, newspaper, and radio as well as during local events, we have also begun to intensify product marketing through the digital (online) media within various digital communities as well as building popularity in social networks.

Plasa Telkom and GraPARI outlets are our direct distribution channels.. In addition to its function as a direct channel for our product distribution, these outlets also handles after-sales service for our customers, and disseminates information on programs, promotions and products to customers and end users. This distribution channel enables us to monitor and improve service quality, complaint handling performance, and customer satisfaction level in general. As of December 31, 2013, we operated 572  Plasa Telkom and 86 GraPARI outlets through Indonesia.

In the distribution of Telkom Flexi and Speedy Instan card (SPIN Card) and mobile cellular products, we engage the partnership of best-performing dealers, giving each of these partners a designated and exclusive sales area ("cluster") to manage. As of December 31, 2013,  we have partnerships with 53 official dealers that manage more than 83 thousand of retail outlets in 96 clusters. In addition, we  also have partnership arrangements with seven national retail partners and 17 national banking partners.

For kartuHalo, Telkomsel focuses on corporate and professional customers with high usage volumes. Marketing for this segment is undertaken by special corporate account teams, which are also responsible for maintaining long-term relations with our customers through efforts to provide solutions suitable to the needs of the corporate customers.

The simPATI and Kartu As products are designed to appeal towards a much wider target segment and particularly to younger customers. Telkomsel uses above and below the line marketing channels to promote its brands, including campaigns aimed at schools and special interest groups, placing print advertisements, billing insertions, point-of-sale presentations, and events promotion and sponsorship.

In keeping with changes in consumer behavior and lifestyle trends, we consistently develop sales partnerships on a national scale with number of partners. These comprise of sales of bundled  products through sales outlets owned by the respective partner, such as Samsung and Intel, among others.

As part of our strategy to promote internet  technology to the broader public and to improve customer knowledge about broadband internet  products and application, we have engaged in an initiative to develop Broadband Learning Centers ("BLCs"). At our BLCs, we provide facilities including air conditioned rooms, personal computers with internet  connections, blackboards, educational materials, and teachers and other speakers from our internal as well as in cooperation with other institutions. The BLC program primarily targets non-internet  users, as well as communities that are interested in deepening  their knowledge on internet and information technology topics, such as students and collegues. In addition to facilitate  events, the BLC facilities can also be used by communities for events related to education and information technology development. As of December 31, 2013, we operate a total of 218 BLCs in various locations throughout Indonesia.

Market Share

The biggest contribution to our revenues comes from cellular revenues. For information regarding our cellular market share, see “Additional Information (for ADR Shareholders) - Competition – Cellular”.

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TELECOMMUNICATIONS SERVICES TARIFFS

We set our telecommunications tariffs in accordance with government regulations. Under Law No.36/1999 and Government Regulation No.52/2000, tariffs for operating  telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

A.      Fixed line  telephone tariffs

The Government issued a new tariff adjustment formula in 2008, which is stipulated in the MoCI Decree No.15/PER/M.KOMINFO/4/2008 dated April 30, 2008 concerning “Procedure for Tariff Determination for Basic Telephony Service which Connected through Fixed Line Network”.

Under the Decree, the tariff structure for basic telephony services which is connected through fixed line network consists of the following:

-	activation fee
-	monthly subscription charges
-	usage charges
-	additional facilities fee

B.      Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No.09/PER/M.KOMINFO/04/2008 (“MoCI Decree 09/2008”) regarding  “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under the Decree, the cellular tariffs of operating telecommunication services which connected through mobile cellular network consist of basic telephony services tariff, roaming tariff and/or multimedia service tariff, with the following structure:

-	activation fee
-	monthly subscription charges
-	usage charges
-	additional facilities fee

C.      Interconnection tariffs

ITRA, in its letter No.227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for mobile cellular networks, satellite mobile networks and fixed local networks and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Director General of Post and Informatics Decree No.201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRA approved our revision of RIO regarding the interconnection tariff. ITRA, in its letter No.262/BRTI/XII/2011 dated December 12, 2011, changed the basis for SMS interconnection tariffs from Sender Keep All (“SKA”) basis to a cost-based interconnection fee calculation (“Non-SKA”) effective from June 1, 2012, for all telecommunication provider operators.

D.      Network lease tariffs

Through the MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No.115 of 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with our proposal.

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E.      Tariff for other services

The tariffs for satellite lease, telephony services and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

F.      IMES tariffs

In providing IME services, our New Economy Business, we work with a number of partners. These collaborations are based on considerations of capability, time  to market and idea creation. Tariffs for our IME services are determined in agreement with these partners based on the scheme of cooperation between us and each respective partner.

CUSTOMER SERVICE

We provide a number of value-added services which allow our customers to conveniently access a wide range of our products and services.

A.      Personal Customer Segment

In order to facilitate our individual customers' access to our products and services, we operate a network of Plasa Telkom and GraPARI outlets, and contact centers and also provide services through our websites and on-line applications.

1.       Plasa Telkom & GraPARI

Plasa Telkom is a walk-in customer service point at which customers can access information on a range of products and services, including billing, payment, account suspension, promotional deals and submit complaints. As of December 31, 2013, we maintained 572 outlet Plasa Telkom in Indonesia and we opened an overseas Plasa Telkom in Hong Kong. Telkomsel’s customer service point had 408 outlet consisted of 86 GraPARI and 322 GeraiHalo. We also have  268 unit mobile customer service point namely Mobile GraPARI.

2.       Contact Center

Our contact centers are call centers that allow customers to make enquiries regarding our products and services, billing, promotional offers and submit complaints by dialing "147" from any phone line. We operate contact center facilities in Medan, Jakarta and Surabaya.

For cellular subscribers, Telkomsel operates call centers under the brand “Caroline” which is the abbreviation of “Customer Care Online”. Caroline is accessible through the following numbers:

-	“133” by kartuHalo users;
-	“155” (24 hours, free) and “188” (24 hours, chargeable) by simPATI and Kartu As users; and
-

“021-21899811” in Jakarta, “022-2553811” in Bandung, “031-8403811” in Surabaya, “061-4578811” in Medan, "0411-438150" in Makassar or “08071811811” in other areas of Indonesia, when accessed through cell phones not operated by us or through fixed telephone lines.

3.       Web-in

Web-in is our facilities to our customers, which customers can access products and services independently through our website on “MyTelkom” menu. Available services include e-billing registrations, collective bill registrations, and complaints.

Our cellular customers can access on-line services through Telkomsel website on “MyTelkomsel” menu that launched in 2013. Through “MyTelkomsel”, our customer may purchase service packages for Flash internet, telephone, SMS, MMS, and international roaming conduct phone credit transfers, purchase flash gifts and monitor internet  quota usage. The customers can download the application for use on Android and BlackBerry Appworld.

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B.      Corporate Customers

We categorize our corporate customers into business, enterprise, wholesale and international groups based on a numbers of criteria such as contribution to our revenues, our customers' geographic scope of operations and the type and range of products and services procured from us. As part of our strategy to provide streamlined customer service, we operate account management teams to manage our relationships with our corporate clients who are supported by the Telkom Solution House, SME Centers and Contact Centers, as described below.

1.       Account Management

Our Business Service Division caters to business customers, which include micro customers, SMEs, local governments, cooperatives and rural credit banks. Our Business Service Division accounts managers and representatives managers manage customers directly by conducting site visits and telephonically. We categorize business customers into three groups based on our customer’s line of business public and general services, construction  and manufacturing services, and trading and business services. In addition, we also manage customers through community management, value added resellers, marketing and sales using web-based technology, and tele-account management.

Our Enterprise Service Division serves large enterprise customers including State-Owned Enterprises, national corporations and multinational corporations. Our Enterprise Service Division account managers and respresentatives managers manage relationships  by conducting visits to our clients' offices. We categorize enterprise customers into thirteen  groups based on our customers’  line of business, namely bank management services, education management services, energy & resources services, financial management services, government management services, hospitality & business services, healthcare & welfare services, logistic & transport services, manufacturing & agribusiness services, media & communication services, military & police services, property & construction services, and trading & distribution services.

Our Wholesale Service Division caters to wholesale customers which are categorized into the following carrier service groups:

–         Group carrier service 1: handling OLO Telkomsel, PT. Hutchison  CP Telecommunication (“Hutchison”), AXIS, PT Sampoerna Telekomunikasi Indonesia and PT Pasifik Satelit Nusantara.

–         Group carrier service 2: handling OLO Indosat, XL-Axiata, Bakrie Telecom, Smart  Telecom, Batam Bintan Telecom and PT Indonesia Comnets Plus (“ICON+”).

–         Group carrier service 3: handling operators within the business scope of ISP, VoIP, closed user group, call center and satellite provider.

Our subsidiary, Telin, caters to international carriers who provide TIMES portfolio overseas. The priority of provision of the services is determined in line with the opportunity in every countries where Telin operates. We operate account management teams in Singapore and Jakarta  as headquarter. Beginning  in 2013, Telin commenced operating telecommunication services in Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan and United States of America.

2.       Telkom  Solution Houses and SME Centers

We offer special services to our corporate customers through our Telkom Solution Houses located in Jakarta, Denpasar and Surabaya. We also operate SME Centers in Jakarta, Surabaya, Bandung, Palembang, Balikpapan and Makassar. Our  SME Centers function are as a community and business center.

3.       Contact Center

We provide contact number “500250” for business customers and a toll-free number “08001Telkom” (“08001835566”) for enterprise customers.

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Service Level Guarantee Program

We offer service level guarantees, which guarantee a specified minimum level of service to customers in terms of product quality and customer handling.

For individual customers, the program is available for fixed line, Flexi as well as data and internet subscribers. The service level guarantee is applicable to customers applying  for new connections, a  change in  type of service, resolution of service disruption, resumption of disconnected service and  complaints over customer billing. Under this program, we will provide non-cash compensation such as free subscriptions for a limited period, if we fail to meet the minimum standard.

For the corporate customer segment, the service level guarantee is provided under a contract agreed between us and the relevant customers. We offer service level guarantees to OLOs and certain wholesale customers who use our SL Digital, IP Transit and Metro-E products. Our guarantee covers the availability of our services and the time taken to install and repair the equipment we provide. We divide service levels guarantees for such customers into five classes of service (Bronze, Silver, Gold, Platinum and Diamond) which represent different levels of price, products and services offered and technical parameters guarantee.

Customer Satisfaction and Loyalty

We routinely engage independent market analysts to conduct surveys and market research on our customers' levels of satisfaction and loyalty. In 2013, we achieved the following levels of the Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”) using the “top two boxes” and “top three boxes with seven scales” methods as follow:

–         personal customer segment: 80.16% in CSI and 67.64% in CLI.

–         business customer segment: 91,23% in CSI and 87,27 % in CLI.

–         enterprise customer segment: 94.28% in CSI and 97.26% in CLI.

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CONSUMER PROTECTION

As our responsibility to apply good corporate governance (“GCG”)  to our customers and the public, and in line with our mission to provide excellent service, convenience, quality products and competitive pricing, we ensure a continuous communication with our customers. We believe that efficient and proactive communications play an important role for the Company's going concern and to ensure that quality remains above standard.

With respect to upholding service and after-sales service standards, we are committed to provide fair compensation by applying a service level guarantee ("SLG"). This commitment is adjusted with customers' and society's demands as articulated in our policy.

Throughout 2013, we continued our efforts and improvement in managing product safety, complaints and after-sales guarantees to ensure customers' convenience and protection guarantee through the following measures, among others:

-

To ensure that the development of a particular new product will lead to the right product commercially acceptable in the market, we  implements standard guidelines for the incubation process of innovation products. An incubation process is needed to support the innovation and creation of a new product through successive phases of idea submission, customer and idea validation, product validation, business model validation, and market validation.

-	Upholding the principle of producing high quality products and services that can deliver maximum benefits and contribute to economic growth.
-	Consistently maintaining ethical standards in product sales (direct sales), advertisement and promotion.
-	Applying ethical advertising practices, taking into consideration the rules on advertising ethics in Indonesia.
-	Ensuring that the public has easy access to products and after-sales service.
-	Supporting healthy competition principles and practices.
-	Maintaining a customer satisfaction orientation.
-

Strive continuously to satisfy the required benchmarks as stipulated in a several Ministerial Decrees governing service quality standards, namely Ministerial Decrees on Establishment of Service Quality Standards for Domestic Fixed Network, Domestic Long Distance Fixed Network, International Direct Dial Fixed Network, FWA Domestic Fixed Network and Internet Telephony Services for Public Needs ("ITKP").

Service Centers and Consumer Complaints Mechanism

We have customer service centers at all our regional and branch offices where customers can visit in person, and we also offer an online complaints center through our website (www.telkom.co.id) as well as a contact center that can be reached by dialing "147" for retail customers and "500250" for business customers.

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BILLING, PAYMENT AND COLLECTION

We have a periodic billing system that suits the products and segment customers. We  provides various payment methods the convenient of telecommunication services customers, in cooperation with Collecting Agents (“CA”) such as national commercial banks, regional development banks, PT Pos  Indonesia, various employee cooperatives, minimarkets and others. Payments can be made in cash or non-cash. Cash payment can be made at various our  payment counters at Plasa Telkom, employee cooperatives, banks, post offices, minimarkets and other sub CA outlets,  while non cash payments can be made through auto debit, credit card, bank transfer to a Telkom account (for corporate customers/OLO), Automated Teller Machines (“ATM”), mobile banking, internet banking or source of funds (Flexicash, Mcash, or Tcash).

For users of mobile services, Telkomsel as one of our subsidiaries has applied a billing system based on Online Charging System (“OCS”) for its prepaid and postpaid products. The new system is expected to improve service quality as customers will be offered options of payment method, while allowing Telkomsel to adopt regional cluster based pricing strategy.

Previously, Telkomsel applied a centralized, accurate and standardized periodic billing system in all regions. Subscribers of postpaid kartuHalo services would receive monthly billing statements sent to their address of residence with service usage calculation that are based on (i) the number of minutes of use for celluler sevice, (ii) charges for value-added services used during a certain period, and (iii) subscription fees for basic services and other services. On  July 2013, Telkomsel provided additional convenience for postpaid customers through e-billing, whereby billing statements are sent via e-mail.

Telkomsel bill payments can be made by cash payment at Plasa GraPARI outlets or banks' teller, and also through ATM, phone banking, internet  banking, mobile banking, credit card, and auto debit. Telkomsel has also cooperated with certain CAs, comprising of private national banks, regional development banks, and PT Pos Indonesia, which are authorized to receive payments from kartuHalo customers. In addition, customers can also make payments via the web TCare (https://my.telkomsel.com).

Customer Receivable Management

The Finance, Billing and Collection Center Unit (“FBCC”) manage billing and payment of receivables of customers who are grouped according to customer and product segments service management concept, by applying Telkom Revenue Management System (“TREMS”). The application of TREMS has features that it:

-          Allows customers to pay bills throughout the service area.

-          Receives  both cash and non-cash payment.

-          Receives  Security Deposit (“SD”) from a customer who plans to unsubscribe which is estimated based on average, warm or pro-rata usages, the SD will be recalculated in the next bill.

-          Receives an advance as down payment which will be stated in the next month’s billing statement.

-          Facilitates partial payments from corporate customers.

-          Facilitates payment by installments.

-          Features Telkom Single Invoice (“TSI”) which combines multiple invoices from multiple services into a single billing statement, in addition to other various comfortable payment transactions.

In a case a customer has not made payment until the due date, the customer will be penalized according to the type of products and services he/she uses. Sanctions imposed may include the imposition of late fees, call limitation and line disconnection as set out in the Subscription Contract. We have applied Integrated Dunning Management System (“IDMS”) designed to provide initial billing information and reminding calls for current, 1-month and 2-month overdue bills. IDMS is also used for electronic billing statement (“eBS”) which is sent to subscribers’ e-mail accounts. Invoices for corporate and OLO customers are printed and sent by special couriers.

Telkomsel has its own mechanism for receivalbe collection. If a customer has not made payment until his/her bill’s due date, Telkomsel will suspend the customer outgoing calls. If such customer fails to make payments until the second month after the due date, Telkomsel will disconnect the customer’s line. In the mean time, Telkomsel will keep seeking payment from such customer, including in collaboration with debt-collecting agents.

A customer whose line has been disconnected, but intends to continue subscribing to Telkomsel’s services must first settle his/her overdue bill and fill out an application for new services. Telkomsel does not charge fees or impose interest on late payments.

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Risk Factors

A.      Risks Related to Indonesia

1.       Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Indonesia is facing a couple of critical political events in 2014, namely the Legislative Election scheduled for April 9, 2014, and then the Presidential Election for President and Vice President scheduled for July 9, 2014. Political tensions are predicted to increase during the successive stages of both the Legislative and the Presidential elections.

As political tensions rose, social and civil disturbances and conflicts are also predicted to increase. Social conflicts, in particular, are predicted to escalate and become more of a problem in the lead-up period to the 2014 Presidential Election. The dynamics of political maneuvering to win the sympathy of different groups of the public will instead triggers frictions at the grass-root level.

Political tensions will almost certainly increase accompanied with a variety of political in-fighting as well as social disturbances. Nevertheless, given the track record of past elections in 1999, 2004 and 2009 which were relatively peaceful, safe and under control, the vigilance of Indonesia's security forces, and also the now politically more mature Indonesian electors, it is believed that security conditions in 2014 will not be compromised.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for parliament and president. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and current President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflict, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

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Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Ritz  Carlton hotels in Jakarta in July 2009. Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities. There can be no assurance that terrorist activities will not occur again in future, or that if such events do occur, they will not have an impact on business or our securities market price in Indonesia capital market.

2.       Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments, while the global economic crisis that arose from the subprime mortgage crisis in the US put Indonesia’s economy under pressure, although not as severely as in 1997. The global financial markets have also experienced volatility as a result of the downgrade of US sovereign debt in 2012 and concerns over the debt crisis in the Eurozone. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, or extends to Asia and Indonesia, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

Adverse economic conditions could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2009  to 2013, the Indonesian Rupiah per US Dollar exchange rate ranged from a high  of Rp8,508  per US Dollar to a low  of Rp12,270  per US Dollar. As a result, we recorded foreign exchange losses of Rp210  billion in 2011, Rp189 billion in 2012 and Rp249 billion in 2013. The Rupiah depreciated significantly in 2013. As of December 31, 2013, the Indonesian Rupiah per US Dollar exchange rate stood at Rp12,170 per US Dollar compared to Rp9,670 per US Dollar as of December 31, 2012.

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To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2013, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time by time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt is rated “Baa3” by Moody’s (upgraded from “Ba1” on January 18, 2012), “BB+” by Standard & Poor’s (upgraded from “bb” on April 8, 2011) and “BBB” by Fitch Ratings (upgraded from “BB+” on December 15, 2011). Indonesia's short-term foreign currency debt is rated “B1/NP” by Moody’s, “B” by Standard & Poor’s and “B” by Fitch Ratings. On January 18, 2012, Moody’s upgraded Indonesia’s long-term debt rating to investment grade status.

The likelihood of these agencies reviewing or changing these ratings downwards this year is, based on the information that we have today, low. However, we can give no assurances that Moody’s, Standard & Poor’s or Fitch Ratings, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

3.       Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including tsunamis in Pangandaran in West Java in 2006 and 2010, an earthquake in Yogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in Sidoarjo in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009.

On September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets. There were a number of earthquakes detected in 2010 through 2013, although none of them presented significant risks to our business in general.

Flash floods and more widespread flooding occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption, and occasionally fatalities. Jakarta experienced significant floods in February 2007 as did in Solo in Central Java in January. In January 2009, torrential rain caused a dam to burst outside Jakarta, flooding hundreds of homes in a densely populated neighborhood, resulting in the death of approximately 100 people. Landslides regularly occur in rural areas during the wet season.

There are numerous volcanoes in Indonesia, any of which can erupt without warning. In October and November 2010, Mount Merapi in Central Java erupted several times, killing an estimated 140 persons, displacing several hundred thousand others in a 20 km radius, causing billions of dollars of property damage and disrupting air travel. Since April 2008, Mount Soputan in North Sulawesi, Mount Egon in Flores Island, Nusa Tenggara, Mount Ibu in North Maluku and Anak Krakatau in the Sunda Strait have shown significant increased volcanic activity. Mount Sinabung, 60 km (40 miles) southwest of Sumatra's main city Medan, erupted on August 29, 2013  after lying dormant for 400 years, and erupted again in November 2013. Ash and acrid smoke from the volcano have blanketed villages and crops.

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In 2010, our submarine cables forming part of our backbone suffered damage due to a tsunami in West Sumatra and an earthquake in Sumbawa. These were repaired.

Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

There are no assurances that future geological or meteorological occurrences will not have a significant impact on Indonesian and its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of avian influenza, Influenza A (H1N1) virus or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

4.       Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX, NYSE and LSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported herein in conformity with IFRS, however, we report our financial results to OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with regulations of OJK and the IDX, we are required to report our financial results to OJK in conformity with IFAS. We have provided to OJK our financial result for the financial year ended December 31, 2013, on March 6, 2014, which we furnished to the SEC on a Form 6 K dated March 18, 2014, which contains our audited Consolidated Financial Statements as of December 31, 2013 and for the years then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp12,850 billion and Rp14,205  billion for 2012 and 2013, and our net income per share would be Rp133.84  and Rp147.42  for 2012 and 2013. Dividends paid per share were Rp87.2 for 2012. The dividends per share for the year 2013 will be decided at the 2014 AGMS, scheduled for April 2014.

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We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, or enforce judgments, on us within the United States, or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

We have been advised by Hadiputranto, Hadinoto & Partners our Indonesian legal advisor that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 53.1% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2013, the Government had a 14.3% equity stake in PT Indosat Tbk. ("Indosat"), our competitor, principally in fixed IDD telecommunications services, and the competitor in cellular services of our majority owned subsidiary, Telkomsel. The Government's stake includes the Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

B.      Risks Related to Our Business

1.       Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (“PSTN”) for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

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In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive business continuity plan and disaster recovery plan which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Our networks, face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and our website are frequently targeted by cyber attacks. A successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems, or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control functions in all of our existing business process, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

New technologies may adversely affect our ability to remain competitive

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The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we cannot guarantee that we will be able to effectively integrate new technologies into our existing business model.

As part of our continuing development of our TIMES business, we continue to seek to develop businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider therefore we cannot assure you that we will be able to effectively manage the growth of this business.

We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have a limited operational life, currently estimated to end approximately in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third-party provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We are currently in the initial phases for the procurement of a replacement satellite, the Telkom-3S, which is currently planned for launch in 2016. Although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S  is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third-party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services, and could adversely affect our business, financial condition and results of operations.

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2.       Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain of borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

2013 was a challenging year for Indonesia's economy due to increased pressure on macro economy stability. Responding to these challenges, Bank Indonesia has adopted a tight monetary policy by raising its benchmark BI Rate by175 basis points in order to mitigate inflationary pressures as well as to stimulate corrections to the current account deficit towards a more healthy and sustainable balance.

The trend in the increase of BI Rate was followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. In spite of the increasing trends of JIBOR and SBI interest rates during 2013, the impact on the Company's liabilities of loan interest payment is still manageable and within the Company's work plan and budget going forward, with the ongoing uncertainties in the global economy as well as the potential of high inflation, and even though Indonesia's economic fundamentals remain strong, there is no assurance that the benchmark BI Rate will decline or continue stable

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the US Dollars, to finance further capital expenditures.

Overall, our financial risk management program aims to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates. We have a written policy for foreign currency risk management, which mainly covers time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three up to twelve months.

The exchange rate of Indonesian Rupiah weakened relative to the US Dollar in 2013, and in the future, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2011, 2012 and 2013, our actual consolidated capital expenditures totaled Rp14,603  billion, Rp17,272  billion and Rp24,898 billion (US$3,030 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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3.       Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On June 17, 2008, the Indonesian Supervising Committee for Business Competition ("KPPU") determined that our Company, Telkomsel, PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk. (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk. (“Mobile-8”) and PT Smart Telecom (“Smart Telecom now Smartfren had jointly breached Article 5 of Law No.5/1999. We and Telkomsel appealed the KPPU’s ruling to the Bandung District Court and the South Jakarta District Court, respectively. On April 12, 2011, the Supreme Court ordered a consolidation of the appeals and appointed the Central Jakarta District Court to handle the appeals. Neither we nor Telkomsel has received any notification from the court with respect to the resolution of this case. See Item 8 on Form 20F “Financial Information – Consolidated Statements and Other Financial Information–Material Litigation”. If the District Court issues a verdict against our Company and/or Telkomsel, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

Class action lawsuits were filed against Telkomsel and Indosat during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holdings (Private) Limited’s prior cross ownership of shares in Telkomsel and Indosat, alleging price fixing of telecommunications services. The plaintiffs withdrew the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the court dismissed the class action filed with the Central Jakarta District Court on the basis that the plaintiffs did not establish their legal standing and that two members of the plaintiff class did not qualify as class representatives. On May 24, 2010, the court dismissed the class action filed with the Tangerang District Court on the basis that the plaintiffs failed to establish their legal standing as class representatives.

There can be no assurance that other subscribers, people, or partners will not file similar cases in the future. If a District Court in any new class action suit, issues a verdict in favor of such plaintiff, it could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subjected to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

4.       Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us.

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

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We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, interconnection rates have decreased in recent years. The current interconnection rates, effective in 2011, reduced rates by an average of 1.5% to 3.0% compared to the previous rates effective in 2008. See Legal Basis and Regulation – Interconnection.

The termination of Telkomsel’s premium SMS services previously from October 2011 as a result of MoCI Regulation No.1/PER/M.KOMINFO/01/2009 resulted in a substantial reduction in our revenues from these services. Although these services may be resumed from August 6, 2013 under MoCI Regulation No.21 year of 2013 dated July 26, 2013, regarding the Operation of Content Provider Services on Mobile Cellular Network and Local Fixed Wireless Network with Limited Mobility, which replaced MoCI Regulation No.1/PER/M.KOMINFO/01/2009 and Telkomsel resumed these services in August 6, 2013, pursuant to the new decree, premium SMS service providers are required to meet stricter requirements that are more difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business and operating results.

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004, and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011, by which date our network was ready to be opened up to the three-digit DLD access codes in all coded areas throughout Indonesia.

However, we believe that the cost for operators who have not upgraded their network infrastructure to open their networks to the three-digit access codes to do so is significant. To date, neither of the OLOs have made a request to us to connect their networks to enable their DLD access codes to be accessible, other than with respect to Balikpapan, and as such, we believe that except with respect to Balikpapan, none of the DLD access codes for any of the licensed operators are usable by customers of other operators. However, if they do so in the future, the implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us.

New regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

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In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also obligate us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

These regulations may adversely affect in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments required any changes in the placement of the existing towers.

The requirement that we share space on our cellular (Telkomsel) towers and our fixed wireless (Telkom Flexi) towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although we do not expect the amount of these fees to be material in 2013, there can be no assurance that they will not be substantial in the future.

5.       Competition Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 4.0% at the end of 2012 and by 4.5% at the end of 2013, revenues from our wireline voice services decreased by 8.2% in 2012 and by 8.3% in 2013. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 12.2% in 2012 to 10.4% in 2013.

We have been taking various measures in order to stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our fixed wireless business is subject to intense competition

Our fixed wireless telephone business faces competition from an increasing number of operators, including Bakrie Telecom and Indosat, as well as mobile cellular services, SMS, VoIP services and e-mail.

Competition in the cellular and fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. The lower average tariffs due to intense competition in the cellular market has in part lead to declining ARPU for Telkom Flexi, with blended monthly prepaid and postpaid ARPU decreasing from approximately Rp9,500 in 2011, Rp8,700 in 2012, and Rp8,400 in 2013. In addition, while fixed wireless tariffs were previously generally lower than GSM mobile cellular tariffs, in part due to regulatory changes in December 2010 in how right-of-use fees are calculated, tariff differences between fixed wireless services and GSM mobile cellular services are now generally negligible. As a result, our fixed wireless revenue tend to decline, from Rp1,342 billion as of December 31, 2011 to Rp1,225 billion as of December 31, 2012 and Rp1,051 billion as of December 31, 2013.

We have been taking various measures in order to mitigate the impact of intense competition in our fixed wireless business and the limited capacity of bandwidth. However, we cannot assure you that we will be successful in mitigating the adverse impact. Competition may further intensify in the future, which may affect the financial performance of our fixed wireless services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

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Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators.

Wireless broadband access operators that received licenses in 2009 for Wi-Max technology began to establish their businesses in the fourth quarter of 2010 (for instance First Media) and in 2012 (Berca). In 2013, the regulator has permitted the Wi-Max operators to deploy the long term evolution (“LTE”) technology. This will adversely affect our market share and revenues from our Speedy broadband service.The number of broadband mobile subscribers have increased with the Blackberry’s popularity. The increasing use of mobile broadband services also adversely affects our market share and revenues from our fixed data and internet services.

We have been taking various measures in order to mitigate the impact of intense competition in our data and internet businesses. However, we cannot assure you that we will be successful in mitigating such adverse impact. Competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

6.       Competition Risks Related to Our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison CP Telecommunications (“Hutchison”), PT Natrindo Telepon Seluler (“Natrindo” or “AXIS”), Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

In March 2010, Smart Telecom and Mobile-8 announced the signing of a cooperation agreement to use the same logo and brand under the brand name "smartfren". On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom Tbk. changed its name to PT Smartfren Telecom Tbk. In subsequent developments, XL has plans for the acquisition of Natrindo (Axis). On September 29, 2013, XL-Axiata has signed a CSPA with Axis for the acquisition of Axis’ shareholders. The strategic acquisition will position XL as the second largest operator while also acquiring additional frequency allocations to facilitate the roadmap to LTE (4G) technology. Further operator consolidation is likely in order to ensure that each operator can remain competitive, reduce operational costs, and also to “rebalance”  the broadband mobile frequency spectrum that require wider frequency bandwidth. The MoCI also supports operator consolidation, as it has been reluctant in recent years to issue new licenses for cellular players.

While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

7.       Risks Related to Development of New Businesses

The Company believes that efforts to develop new businesses other than the telecommunication business as well as international expansion are necessary to ensure continuing business growth. This is undertaken through the activities of our subsidiaries, Metra and Telin. Risks related to new business development include: competition from current big players, suitability of business model, the need to acquire new expertises, and also risks related to the online media (copy rights, consumer protection, confidentiality of customer data).

Focusing on international expansion is  one of our strategic business intiatives. In particular, we already expansion in seven countries, namely Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and United States of America through our subsidiary, Telin. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political, or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

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NETWORK INFRASTRUCTURE

Development of our network infrastructure to offer a more efficient and cost-competitive which is part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our Indonesia Digital Network ("IDN") program. In order to developing and improving our network into high quality, efficient and cost competitive infrastructure to deliver our TIMES services, we have been developing and improving our network infrastructure which intended to be a jointly developed network used by our various units in the Telkom Group that we called Telkom One network.

Our IDN program involves the following three program developments:

1.       id-Convergence  (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

2.       id-Ring: development of our transport network infrastructure into an IP-based and optical backbone network.

3.       id-Access: development of our customer access network infrastructure into a high speed broadband access through fiber optic and Wi-Fi networks.

A.      Fixed Line Network and Transmission

1.       Fixed Wireline Network

As of December 31, 2013, we managed 9.4  million fixed wireline connections. Our network and infrastructure IDN master plan aims to modernize  our legacy network to broadband access infrastructure network.

Operating Statistics		As and for the year ended December 31,
	2013	2012	2011	2010	2009
Exchange capacity	13,918,369	13,908,003	12,180,214	11,237,229	11,094,063
Installed lines	10,650,652	11,109,156	11,005,208	10,510,048	10,013,565
Lines in service(1)	9,350,806	9,034,010	8,688,526	8,302,818	8,376,793
Subscriber lines	9,080,236	8,672,332	8,323,175	7,980,337	8,038,294
Public telephones	270,570	273,929	278,505	322,481	338,499
Leased lines in service(2)	2,864	3,342	3,662	3,988	4,273
Fixed wireline subscriber pulse production (millions minutes)(3)	5,773	6,770	8,054	9,403	54,186(4)

(1)     Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(2)     Excludes leased lines for our network and multimedia businesses.

(3)     Consists of pulses generated by local and domestic long-distance calls, excluding calls from public pay phones and cellular phones.

(4)     In millions of pulse for year 2009.

2.       Fixed Wireless Network

Our infrastructure consists of mobile switching centers (“MSC”) that are connected to every other trunk exchange. Each MSC is connected to a base station sub system (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). These, in turn, connect the customers’ handheld devices and fixed wireless terminals to our fixed wireless network. The number of fixed wireless connections in service was 6.8 million as of December 31, 2013.

3.       Transmission Network

Throughout 2013, we continued to primarily  focus on the  development of our  broadband network, which serves as the backbone for our network infrastructure as a whole. Our backbone telecommunications network consists of transmission networks, remote switching facilities and core routers, which connect a number of access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable networks, as well as satellite transmission networks and other transmission technologies.

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The following table shows our transmission capacity as of December 31, 2012 and 2013:

Transmission Network	Capacity (number of Transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2012	131,546	720	92	55	260	3
2013	131,303	736	100	58	337	3

Note: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), STM64 (equivalent to 4 STM16), and STM256 (equivalent to 4 STM64). STM or Synchronous Transfer Mode is the unit typically used in backbone transmission networks. Facilitating broadband services requires high capacity transmission networks using nxSTM-1 units. E1 units are used to support legacy services.

We operate the Telkom-1 and Telkom-2 satellites as well as 205 earth stations, including one satellite master control station. The Telkom-1 satellite has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders, while the Telkom-2 satellite has 24 standard C-band transponders.

In addition to our Telkom-1 and Telkom-2 satellites, we also lease transponder capacity for 30 TPE (transponder equivalent, @36 Mhz), comprising 9 TPE from the JSAT-5A (132 BT) satellite, 10 TPE from the Etuelsat 172A (172 BT) satellite, 8 TPE from the Chinasat-10 (110 BT) satellite, and 3 TPE from the Intelsat-8 (169 BT) satellite.

The Telkom-3 satellite, launched in August 2012, failed to reach its orbit, resulting in the Telkom-3 satellite being positioned in an unusable orbit. We  had  insurance coverage for the procurement costs of Telkom-3 satellite. We  will lease additional satellite transponder capacity from third parties, if requiredto fulfill internal operational needs and  to accomodate the needs of customers. We are currently in the initial phases for the procurement of a replacement satellite, the Telkom-3S, which is currently planned for launch in 2016.

B.      Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE and 3.5G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1,800 MHz frequency. Telkomsel’s 3G network uses 10 MHz of bandwidth on the 2.1 GHz frequency. Telkomsel tendered for and obtained a further 5 Mhz of bandwidth on the 2.1 GHz frequency in 2013, which it began to use from October 2013, bringing its total bandwidth allocation on its 3G network to 15 MHz on the 2.1 GHz frequency.

As of December 31, 2013, Telkomsel’s digital network was supported by 69,864 BTS with an overall network capacity capable of facilitating the communication needs of 131.5 million customers.

C.      Data and Internet Network

To ensure a high level of reliability, we have built hierarchical and dual homing IP/MPLS-based internet  and data networks. Our  IP backbone network now capable of serving all of Indonesia and as of December 31, 2013 covered of PoP locations with primary and secondary PoP which consisted of 22 terra router nodes, 6 core router nodes and 128  PE router  nodes.

We also operate an ethernet  carrier metro service as an aggregator  for broadband access traffic connecting to IP backbone. As of December 31, 2013, 813 ethernet metro nodes were  in use to support our 163,9 Gbps broadband access services.

We provide fixed line-based broadband internet access using ADSL technology under the brand “Speedy”. As of December 31, 2013, we had capacity for 8.2 million homepass and were serving 3 million Speedy customers, an increase of 28.7% compared to 2.3 million subscribers registered on December 31, 2012.

Our wireless broadband network infrastructure consists of wireless access gateways ("WAG") that are connected to wireless access connections ("WAC"), which are in turn connected to our access points. Using a variety of wireless broadband terminals such as laptop computers and other handheld personal devices, end users link to these access points  to use our broadband Wi-Fi services. As of December, 2013, the number of our wireless broadband users had reached 75,250 access point.

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Our subsidiary, Telkomsel,  also provides mobile cellular broadband service under the trade name “Flash”. As of December 31, 2013, Flash had 17.3 million subscribers, a 56.5% increase compared to 11.0 million subscribers registered on December 31, 2012.

D.      International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”). Our international network is supported by submarine communications cable systems (“SCCS”) including the Dumai-Malaka Cable System, and the Thailand-Indonesia-Singapore (“TIS”) system, as well as by indefeasible rights of use, and satellite capacity. To consolidate our international network and expand domestic broadband services, our subsidiary, Telin, entered into the Asia America Gateway cable consortium in April 2007 to develop the Batam-Singapore Cable System which connects Batam with Singapore. Through Telin, we plan in the long-term to enhance international telecommunication access to regions in eastern Indonesia, diversify our services and capture business opportunities in South Asia, the Middle East and Europe.

Furthermore, we have entered into international telecommunications service agreements with a number of overseas operators to facilitate international call interconnections. Moreover, since we do not have agreements with telecommunications operators in all our IDD destinations, we have signed agreements with SingTel, Telekom Malaysia, Verizon, Belgacom, NTT, TIS, France Telecom and other telecommunications operators under which such operators act as hubs and route international calls to certain parts of the world. As of December 31, 2013, we had agreements with 79  international telecommunication service operators in 26  countries. We have focused on entering into more international telecommunications service agreements with other telecommunication operators to provide direct interconnections services in the top 20  most popular calling destinations for IDD outgoing traffic. In addition to connect with the 20  top countries for IDD outgoing calls, we are also connected to several telecommunications operators in various other countries.

To support the international services both voice and data, Telin already operates points of presence ("POP") in various parts of the world, among others in Asia (Singapore, Hong Kong, Malaysia, Japan, South Korea and East Timor), Europe (United Kingdom , Germany and Netherland) and the USA (Los Angeles, San Jose and New York).

NETWORK DEVELOPMENT

A.      Fixed Line Network Development

In 2013, we continued to enhance our network infrastructure and develop our IDN. Our IDN plans represent our commitment to continue developing and improving the quality, efficiency and cost-structure of our network infrastructure. In line with our transformation into a TIMES provider, we are focused on delivering (i) high speed broadband access through a fiber optic network and through Wi-Fi (which we term “id-Access”), (ii) IP-based optical backbone networks (“id-Ring”) and (iii) an integrated NGN for the provision of multiple services (“id-Con”).

Among the development projects of our fixed wireline network during 2013 are the capacity expansion of our backbone networks comprising the Ring-1B (Medan - Banda Aceh) project, the Java-Sumatera-Kalimantan ("Jasuka") project, the Java Backbone (Jakarta - Surabaya) project, the Palapa Ring mataram - Kupang project, the Tarakan Sangata Cable System ("TSCS") project and the Sumatera Bangka Cable System ("SBCS") project; the regional network improvement program through the Dense Wavelength Division Multiplexing ("DWDM") project in Regional Jakarta, Java and Denpasar and the Kalimantan and Sulawesi SKSO project; the construction of new backbone route and network through the Sulawesi Maluku Papua Cable System ("SMPCS") project, 3rd route Jakarta-Batam-Singapore network, and the system upgrade to increase the capacity of the Surabaya-Ujung Pandang/Makasar-Banjarmasin ("SUB") cable system. Other important projects are the improvement in network reliability through the deployment of new FO cables as alternative routes, broadband access construction and modernization with the trade-in/trade-out (“TITO”) mechanism, broadband access construction using the MSAN platform, FTTH construction project, IMS construction project, and the implementation of the Telkom cache system.

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In order to further strengthen our TIMES services, we plan to:

1.       Continue to improve the capability of our networks to improve our enterprise broadband and broadband anywhere services in Indonesia.

2.       Continue to improve the capability of the full-IP data transport network through the following programs: increasing domestic and international internet bandwidth, expanding the Terra IP backbone, expanding IP over lambda with 10 Gbps, 40 Gbps and eventually 100 Gbps per lambda, facilitating convergence and realizing synergies among networks in Telkom Group, continuing the development of Metro Ethernet which function as a single metro transport network to provide IP and multi-play-based services, continuing the development of FTTH, and continuing to replace our existing copper cables with fiber optic cables through the TITO mechanism.

3.       Expand the capacity of IMS-based smart core,  install and implement of new services, continue to implement an integrated customer profile database, and optimize our service delivery platform as a service brokerage and orchestration.

4.       Expand broadband coverage to enterprise and residential customers through a series of programs, including managed enterprise services, managed smart CPE, home automation, surveillance, and home interconnect.

For more details of our other major commitments and agreements, see Note 41  to our Consolidated Financial Statements.

B.      Fixed Wireless Network Development

In 2013, we optimized existing BTSs for our fixed wireless network, but did otherwise further develop our fixed wireless network. As of December 31, 2013 we had 5,715 BTSs in our fixed wireless network.

C.      Cellular Network Development

GSM-based cellular services operated by our subsidiary, Telkomsel, now cover all cities and regencies in Indonesia. In 2013, Telkomsel deployed an additional 15,567 BTS.

D.      Data Network Development

In 2013, we continued to improve the quality of our data network by increasing our capacity and network coverage. During the year, we increased our MSAN-based broadband access by 1,124,080 homepass and fiber to the home-based broadband access by 1,856,119 homepass. As of December 31, 2013, we had 8,196,055 homepass with broadband access. We also expanded the capacity and coverage of our metro ethernet and expanded the coverage and capacity of IP Core through the implementation of 10 Gbps and 40 Gbps lambda IP-based network services and the implementation of terra router. In 2013, we added an additional 6 terra router nodes bringing the total number of terra router nodes that we operate to 28 as of December 31, 2013, providing nation-wide coverage in Indonesia.

As part of our IDN program, we improved our IP Core network used which supports our TIMES businesses and integrated our NGN core network between with our fixed wireline and fixed wireless businesses. Our IP Core was developed through the implementation of a single platform terra-byte router with fully redundant network architecture. As of December 31, 2013, our IP core network consisted of 6 core router nodes, 128 PE (primary edge) router nodes, 721 10GB Ethernet ports and 2,650 1GB Ethernet ports.

We expanded our metro ethernet network by setting up and upgrading 813 nodes which enables us to provide broadband services throughout Indonesia. The metro ethernet network is also used as the main link for the IP DSLAM, MSAN for Speedy broadband service, softswitch, IP VPN and GPON broadband, whether for mobile backhaul, corporate business solutions or triple play services. In 2013, we added 5,242  node B BTSs, resulting in a total of 9,559  nodes B BTSs.

As of December 31, 2013, we had expanded our internet gateway capacity to an installed capacity of 292 Gbps. In order to ensure adequate internet gateway capacity in anticipation of the expected rapid growth in fixed and mobile broadband traffic. In 2013, we also cooperated with Akamai, Google and Yahoo to operate a content distribution network (“CDN”) with a capacity of 261 Gbps.

Throughout 2013, we continued to expand the coverage of our Indonesia Wi-Fi services by installing additional access points, through our own regular deployment program as well as through the implementation of a variety of partnership schemes. A total of 75.250  access points were installed as of December 31, 2013.

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HUMAN CAPITAL

In order to win the global competition, we  continuously develops the professionalism of our Human Capital through global certification and global talent programs. This is especially important in anticipation of the coming ASEAN Economic Community ("AEC") starting from 2015. We  realize that Human Capital plays a strategic position and role towards achieving our vision as a world-class company with global standards. Therefore, we  continue to develop our existing Human Capital, while also enhancing industrial relations aspects with employees.

A.      Human Capital Profile

We had a total of 25,011  employees as of December 31, 2013, consisting of 17,881 Telkom employees and 7,130 employees of our subsidiaries. This figure represents a decrease 2.6% compared to the position as of December 31, 2012, reflecting the continued implementation of our multi exit program initiated in 2002 which aims to improve efficiency.

1. Employee Profile by Position
Position	Telkom	Subsidiaries	Telkom Group	(%)
Position in 2013
Senior Management	135	306	441	1.8
Middle Management	2,711	1,276	3,987	15.9
Supervisors	9,936	2,095	12,031	48.1
Others	5,099	3,453	8,552	34.2
Total in 2013	17,881	7,130	25,011	100.0
Position in 2012
Senior Management	132	255	387	1.5
Middle Management	2,571	1,048	3,619	14.1
Supervisors	9,991	1,774	11,765	45.8
Others	6,491	3,421	9,912	38.6
Total in 2012	19,185	6,498	25,683	100.0

2. Employee Profile by Educational Background
Level of Education	Telkom	Subsidiaries	Telkom Group	(%)
Level of Education in 2013
Pre University	5,632	665	6,297	25.2
Diploma Graduates	4,260	974	5,234	20.9
University Graduates	6,262	5,002	11,264	45.0
Post Graduates	1,727	489	2,216	8.9
Total in 2013	17,881	7,130	25,011	100.0
Level of Education in 2012
Pre University	6,349	515	6,864	26.7
Diploma Graduates	4,619	926	5,545	21.6
University Graduates	6,506	4,634	11,140	43.4
Post Graduates	1,711	423	2,134	8.3
Total in 2012	19,185	6,498	25,683	100.0

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3. Employee Profile by Age
Age Group	Telkom	Subsidiaries	Telkom Group	(%)
Age Group in 2013
<30	756	1,644	2,400	9.6
31 - 45	4,170	2,001	6,171	24.7
>45	12,955	3,485	16,440	65.7
Total in 2013	17,881	7,130	25,011	100.0
Age Group in 2012
<30	820	1,538	2,358	9.2
31 - 45	4,654	4,429	9,083	35.4
>45	13,711	531	14,242	55.4
Total in 2012	19,185	6,498	25,683	100.0

B.      HC Management

We have completed the formulation of a Human Capital Master Plan in order to optimize the potentials of human capital within the Telkom Group. The Human Capital Master Plan has been prepared as a comprehensive and integrated formulation with reference to our  long-term and annual strategic plan, as well as the business strategies of each companies within the Telkom Group. The formulation of the Human Capital Master Plan is also based on an accurate and measurable supply and demand analysis using relevant reference data, particularly on productivity ratios of a number of peer companies.

Our Telkom Group Human Capital Master Plan consists of the following information:

–	Projections of Telkom Group human capital numbers, calculated on the basis of the business portfolios for the next five years.
–	Projections of the composition of our human capital with reference to job stream, education, age and position.
–	A workforce plan that contains annual human capital planning for each company in the Telkom Group.

Formulating an integrated Human Capital Master Plan helps our Company to:

–	acuratelly project the human capital needs, in terms of both numbers and competencies;
–	develop staffing plan and employee career development plan; and
–	measure the human capital productivity.

The requirement for human capital and related infrastructure is addressed with emphasis on the synergy and optimization of internal resources existing within the Telkom Group.

Our human capital management strategies emphasized on the harmonization of the number and competencies of our workforce in line with our  business portfolio that has increasingly focused on TIMES. We are also striving to improve synergy and efficiency among companies within Telkom Group and will continue to and to inculcate preferred corporate values. We pursue these objectives in a five year workforce plan as well as an annual staffing plan that together provide a more accurate information base in support of our  company’s growth.

Our staffing plan is normally finalized no later than the fourth quarter of each year and is valid for the following year. The staffing plan contains a variety of information including employees’  past, current and future position; position layer; job stream; work location; number of formations; monthly staffing plans,  including promotion, mutation, employment  status (temporary/permanent) as well as in and out mutations.

Our workforce plan is formulated  by identifying staffing  needs, with reference to our  Telkom Group Human Capital Plan or Rolling Human Capital Plan. Our workforce plan focuses on increasing both productivity and efficiency by reference to competitive benchmarks. We expect to increase efficiency by reducing the workforce size, while maintaining  recruitment at  approximately 20% of our retiring  employees.

Our workforce plan explains our  resource profile that is calculated based on business activities of each companies within the Telkom Group, and gives details about scope of work, position, age and educational backgrounds.

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1.       HC Recruitment

HC recruitment is undertaken by optimizing internal resources through synergies within  the Group aimed at promoting efficiency in recruitment costs and employee turnover costs in each company, as well as attracting  the best candidates with the specified qualifications needed. This synergy also automatically facilitates employees in developing their careers within Telkom Group. Where  possible, any vacant position will be filled internally.

On the external recruitment, we intend to improve the composition of employees in terms of age and education level. Therefore we are focusing our effort on recruiting fresh graduates with graduate and post-graduate degree, majoring in fields that are in line with our business portfolio, talents with excellent soft skills and hard skills to become the future leaders of the company.

In 2013, the recruitment was done three times through job fairs. The scope of the implementation of synergies includes:

–         Implementation of job fairs / career days.

–         Implementation of joint selection stage I (aptitude test).

–         Co-utilization of the candidate database.

–         Synergy initiatives in other fields of recruitment.

During 2013, we hired 838 new employees.

2.       HC Competency Development

a.       Competency Based Human Resources Management (“CBHRM”)

We have established competency  development strategies as articulated  in Human Capital Human Capital Master Plan, which is constantly updated every  year to  adjust to the changing dynamics of our business. Its implementation is also aligned with our business strategy, which refers to our Corporate Strategic Scenario (“CSS”), Master Plan for Human Capital (“MPHC”), Human Capital Development Plan (“HCD Plan”), organizational transformation and our financial position.

We use CBHRM approach to assess our existing human capital competencies. This CBHRM model consists of Core Competency (values), Generic Competency (Personal Quality) and the Specific Competency (Skill & Knowledge). All of these three models have been developed and improved to encourage fair and transparent employees’  competency  assessment.

We have a directory of competencies specifying the competencies needed by our Company, which is regularly updated to keep pace with business progresses, including a number  of skills and knowledge essential for our business portfolio transformation into TIMES.

Our employee competency  development emphasizes  the following aspects:

-

Character development based on The Telkom Way, which refer to the Philosophy to be The Best (Ihsan), Principle to be The Star (Solid, Speed, Smart) and Practices to be the Winner (Imagine, Focus, Action).

-	Competence development with global standard.
-	Leadership development based on Telkom Leadership Architecture referring to the principles of Lead by Heart and Manage by Head.

In line with our business transformation focusing on TIMES, we strengthened our human capital competencies through education and trainings to either shift  competencies or develop competencies, whether directly or indirectly related to our business and operational strategies. Training for shifting competencies aims to develop  employee competencies in response to telecommunication system transformation from TDM based to IP based and  IMES competencies. Meanwhile, training for developing competencies has been tailored to equip employees with specific competencies to support our  business portfolio.

During 2013, the employee training and education programs focused on technology, telecommunication marketing and management, business information, and new wave business development to support our vision of becoming  the market leader in TIMES. Most of these trainings were held at Telkom Corporate University and a number of prominent educational institutions/external trainings.

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To improve collaboration between our  business units and encourage cost efficiency, we have promoted synergies on program cooperation, participant cooperation and cooperation on facilities.

Meanwhile, to groom our future leader, we engage in leadership development training programs attended by 897 employees, including program:

-	Basic Level Leadership (Emerging Leaders Development Program, First Line Development Program, Coaching for Supervisor);
-	Intermediate Level Leadership (Managerial Development Program, Coaching for Manager, 4DX Certification); and
-	Senior Level Leadership (Executive Development Program, Commissionership Executive Program, Directorship Executive Program).

Employee participation in competence development or training program is determined by the Company’s needs and those of employees with respect to gender equality and equal opportunity to all employees.

We have also made other efforts in competencies development including Knowledge Management where employees can exchange ideas and concepts and share information through articles made accessible to all of them.

In order to motivate  employees to participate in our competency  development tracks, we have adopted an objective performance assessment system. Employee assessment is performed on two aspects: results, based on individual targets, and process, based on required competencies. An online assessment is conducted of a number of demonstrated behaviors of  our employees at work.

b.       Telkom CorpU

In delivering our corporate values which are commitment to long term and caring meritocracy, we invested heavily in people. Consequently, coaching for leadership and employee (people) has become our first and most important strategic initiative which is formulated as “Center of Excellence”. To establish this objective, Telkom CorpU was founded on September 28, 2012, which is expected to create a system capable of producing great leaders and people. There are three main functions of Telkom CorpU as a center of excellence, namely:

-          Center of chiefship (creating great leader)

Telkom CorpU is expected to create future leaders who are highly qualified and globally ready, capable of performing in successions amid the grinding demands of the changing world. We believe that a successful leader will leave behind himself another great leader. Telkom CorpU is just the right vehicle to supporting this aim.

-          Center of competence (creating great people)

Telkom CorpU is expected to produce tough and highly qualified people as we understand that it is always people that play the most significant role in a company’s success.

-          Center of certification (creating a global standard)

Telkom CorpU is also expected to produce global HR standards. Each of leadership and competency development programs will be supported by international standards and produce man of international certification and standards.

Global Talent Program,  here in after reffered as GTP, is a special assignment to the talented employees to be formed into Great People aiming winning the competition and achieving business objectives by providing them with overseas assignment experience and certification. Initiated in 2012, this program is designed to provide the company with reliable and globally competitive talents to compete with foreign companies. This program begins with recruitment process, which based on predetermined criteria,  matching the talent’s profile with work assignments, predeparture  briefing, assignments in and outside the country, final exam and placement.

We have been sending GTP talents gradually in order to give them global exposure and global experience to be able to compete with international scale companies. In 2013 we sent 1,010 of our employees to 25 countries.

Telkom’s CorpU has another program in 2013, which is an international certification in various fields for 1,471 persons.

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3.       Employee Remuneration

We provide a competitive remuneration package, benchmarked against labor market prices, which consists of basic salary and allowances, benefits, and performance-related incentives and bonuses, as well as other benefits, including health benefits for employees and families. We also provide pension plans and post-employment health programs. Those remuneration packages are regularly evaluated to ensure that they keep pace with market price movements.

Bonuses were accrued in the current year but were distributed in the year following that in which they were accrued. Over the last five years, the Company paid out annual bonus ranging from Rp326.9 billion to Rp513.9  billion. For the 2013 bonus, we will refer to our 2013 audited financial statements and the approval of GMS. Our subsidiaries also provide competitive remuneration packages for their employees.

4.       Employee Awards

Every year, we simultaneously give a number of awards as token of appreciation for employees showing remarkable contributions to our business targets achievements. The award giving policy was stipulated in Telkom Employee Reward policy for individuals or groups in a variety of types and forms, according to the Company’s level of interest, which include giving an opportunity to take a pilgrimage/religious services, benchmarking to global scale telecommunications industry and enterprises, as well as the opportunity to attend international seminar, and special incentives. Reward program was also carried out by the companies in the Telkom Group in order to motivate their employees.

5.       IT-based  HR Services

To help employees performing their duties, we developed an integrated communications infrastructure to facilitate the coordination and dissemination of corporate policy and business strategy among policy makers, HR managers and employees. The aforementioned infrastructure is the Human Capital & General Affairs website, that can be accessed by employees who wish to comprehend policies and other information related to HR management and development.

The HR application, IHCMS Telkom Group (Integrated Human Capital Management System Telkom Group), is designed to meet the needs of Telkom Group. The IT-based HR services consisting of online Individual Work Targets ("SKI"), online attendance, online Travel Warrant ("SPPD"), online leave, online career and Annual Tax Payment ("SPT"). We have also implemented various IT applications such as corporate business automation processes, which include electronic memos, virtual meetings, shared files, online surveys and intranet. In the implementation of "Go Green" program, we replaced the HR administration with Employee Self Service application ("ESS").

In principle, we have implemented the "Go Green", which is HR administration has been replaced by the application of ESS (Employee Self Service), so it can be categorized as Paperless Office.

6.       Retirement Program

The retirement age for all our employees is 56. We have two pension schemes, which are (a) Defined Benefit Pension Plan (“DBPP”) tailored for permanent employees who were hired prior to July 1, 2002, and (b) Defined Contribution Pension Plan (“DCPP”) that applies to other permanent employees.

a.       Defined Benefit Pension Plan (“DBPP”)

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, employee contribution rate was 8.4%) while we contribute the balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. Our contribution to the pension fund reached Rp187 billion, Rp186 billion and Rp182  billion, respectively, for the years ended December 31, 2011, 2012 and 2013.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program after they secured annual insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the balance. Since 2005, Telkomsel has contributed the entire amount to the program.

Infomedia also has its own DBPP for its employees.

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b.       Defined Contribution Pension Plan (“DCPP”)

We operate a Defined Contribution Pension Plan for permanent employees who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totalled  Rp5 billion, Rp5 billion and Rp6billion, respectively, for the years ended December 31, 2011, 2012 and 2013.

To create a more effective and competitive business environment, we also have an Early Retirement Program (“ERP”). The program is run in line with the execution of the 2013-2017 Human Capital Master Plan which is expected to release 1,548  employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. From 2002 through December 31, 2013  we spent Rp7.3 trillion as compensation for 14,195  employees who participated in the program. In 2013, we did not execute an early retirement program.

7.       Health Service Program

a.       Employee Health Management

We believe that improving employees’ welfare has a positive impact on our productivity. Hence, we provide health services for our employees and retirees and their direct family members, which is managed by our Health Foundation (“Yakes”). As of December 31, 2013, a total of 113,629 employees, retirees and their families were registered in Yakes.

b.       Post-Employment Health  Services

Our employee welfare includes post retirement benefits, including health insurance for all retired employees as well as their spouses and children. We provide two types of funding for these benefits, which are:

(i)       Employees who were hired before November 1, 1995 and have more than 20 years of services are entitled to health care benefits managed by Yakes Telkom. Our contribution to this program amounted to Rp361 billion, Rp300 billion and Rp301 billion respectively for the years ended December 31, 2011, 2012  and 2013.

(ii)     All other permanent employees are entitled to health services in the form of insurance benefits. Our contribution to this program amounted to Rp19 billion, Rp18 billion and Rp17 billion respectively for the years ended December 31, 2011, 2012  and 2013.

Our subsidiaries provide health benefits through health insurance program sponsored by the government, known widely as Jamsostek.

8.       Management of Employee Relations with Managament

Pursuant to the Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding  Freedom of Association and Protection of the Right Organize, our  employees established the Telkom Employees Union (“SEKAR”). As of December 31, 2013, SEKAR represented a total of 16,283  employees or 91.1% of our  total workforce which work in Telkom and employed in the JVC.

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.PER.16/2011 concerning Procedures Preparation and Ratification  of Company Regulations and Preparation and Registration Collective Work Agreement (“CWA”), SEKAR is entitled to represent employees in the negotiation of the CWA with management. Currently, the applicable of CWA is CWA V which took effect from the date of August 23, 2013, and ending on August 23, 2015.

Telkomsel and Infomedia also have employees’  unions. Telkomsel’s employees’  union, “SEPAKAT”, has 3,972  members or representing 92.5% of Telkomsel’s total employees. Neither we nor our  subsidiaries with employees union have experienced material labor action.

9.       Extracurricular Activities

We provide the opportunity for all employees to participate in various extracurricular activities, especially those that support employee productivity. Our employee extracurricular activities covered religious, cultural and sporting activities. These activities are also open to employees’ families, such as Al-Quran reciting competitions, church choirs, and Hindu chanting (Utsawa Dharma Gita) as well as a range of sports activities.

C.      Costs of Education & HR Training

We allocated Rp265.3 billion for our  HR training and education programs during 2013, or an average of Rp10.6 million for each participating employee. In 2012, we  allocated Rp158 billion.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE COMPANY’S PERFORMANCE

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this Annual Report. These Consolidated Financial Statements were prepared in accordance with IFAS, which differs in certain significant respects from IFRS. See Notes 48 to our Consolidated Financial Statements for our reconciliation to IFRS.

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2013, we had approximately 175.5 million subscribers in service, comprising 131.5 million cellular subscribers through Telkomsel, 9.4 million subscribers on our fixed wireline network, 6.8 million subscribers on our fixed wireless network and 27.8 million broadband subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate Multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

The economy of Indonesia in 2013 was buffeted as growth in gross domestic product slowed from average 6.3% in 2010-2012 to 5.8% in 2013, inflation accelerated from average 4,5% in 2009-2012 to 8.4% in 2013and the rupiah depreciated from average Rp9,282 in 2009-2012 to Rp12,170 in 2013 (source: Center of Statistic Bureau). Though the exposure of our Company and our subsidiaries to foreign exchange rates are not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in US  Dollars and Japanese Yen.

See “Quantitative and Qualitative Disclosure about Market Risks – Exchange Rate Risk”.

Our revenues for the two-year period from 2012 through 2013 reflected growth in revenues. This growth was largely driven by increases in revenues from data, internet and information technology services, which increased by 14.8% driven largely by increased mobile phone data usage and mobile broadband subscriptions, and cellular revenues which increased by 4.6%.

Our operating results from 2012 to 2013 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication services expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers especially for internet and data service.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Cellular Telephone Revenues with Increase in Subscribers ARPU

Our cellular telephone revenues increased by 4.6% from 2012 to 2013 due to an increase in the number of our cellular subscribers by 5.1% in 2013. Telkom's revenues from cellular phone services (usage charges, monthly subscription charges and features) accounted for 38.7% of our consolidated revenues for the year ended December 31, 2013, compared to 39.8% for the year ended December 31, 2012.

In Indonesia mobile phones become the primary tool for telecommunication. Not only with regard to telephony, but also in terms of internet usage. Over 50% of our cellular revenues is derived from voice services, but the growing popularity of smartphones, contributes to the growing of our data revenues. We believe the shape of competition in low voice tariffs began stabilized, while the data revenue start to contribute in our ARPU. This phenomenon is reflected in our increasing monthly ARPU from approximately Rp37,000 in 2012 to approximately Rp37,500 in 2013 due to by increased revenue from data, internet and information technology services.

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We believe that the competition has become more rational in Indonesia, however, we still consider it as a major risk to our businesses. See “Risk Factors – Risks Related to Our Business – Competition Risks Related to Our Cellular Business (Telkomsel)”.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2013, compared to 35.9% for the year ended December 31, 2012. Revenues from our data, internet and information technology services increased by 14.8% from 2012 to 2013. The increase in data, internet and information technology services revenues in 2013 was primarily due to a 23.7% increase in revenues from internet, data communication and information technology services, largely driven by increased mobile phone data usage and mobile broadband subscribers. As part of our transformation into a TIMES provider, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.

Decrease in Fixed Lines Telephone Revenues

Our fixed lines telephone revenues decreased by 9.0% from Rp10,662 billion in 2012 to Rp9,701 billion in 2013 as a result of an 8.3% decrease in fixed wireline revenues and an 14.3% decrease in fixed wireless revenues. We believe that fixed lines telephone revenues have been declining due to the increased usage and declining tariffs of mobile cellular services and increased penetration of cellular subscribers in Indonesia. Cellular provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. We expect that the trend of declining fixed lines telephone revenues will continue.

OPERATIONAL REVIEW  BY SEGMENT

Segment Overview

As part of the Company’s strategy to provide a one-stop solution to its customers in the Company’s organizational structure to accommodate decision-making and performance assessment based on a customer-centric approach. These changes result in our segment information presentation in 2012 when the management change segment reporting from fixed wireline, fixed wireless, cellular and other into the corporate segment, home and other.

We have four main operating segments, namely: corporate, home, personal and others as follows:

-          Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

-          Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home consumers.

-          Our personal segment provides mobile cellular and fixed wireless telecommunications services including mobile access and information technology services, data and internet services to individual consumers.

-          Our others segment provides building management services.

For more detailed information regarding our segment information, see Note 38 to our Consolidated Financial Statements. Our segment results for the year 2012 and 2013 were as follows:

A.	Services based on Customer Segments

	Unit	As and for year ended December 31,
		2013	2012
Corporate Segment
Satellite Transponder	(000) MHz	3,007	2,650
Leased Channel & Satellite	(000) e1	415,540	388,462
IPLC	(000) Mbps	9,421	15,782
Datacomm	(000) Mbps	381,440	281,063
Corporate Internet	(000) Mbps	62,687	66,340
Fixed wireline	(000) subscribers	1,408	1,343
Fixed broadband (Speedy)	(000) subscribers	315	263
Home Segment
Fixed wireline	(000) subscribers	7,943	7,603
Fixed broadband (Speedy)	(000) subscribers	2,698	2,078
Personal Segment
Cellular	(000) subscribers	131,513	125,146
Fixed wireless (Classy + Trendy)	(000) subscribers	6,766	17,870
Mobile broadband (Flash)	(000) subscribers	17,271	11,039
Blackberry	(000) subscribers	7,556	5,764

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B.	Results of Operations by Segment

	Year Ended December 31,
	2013		2012	2011
	(Rp billion)	US$ (million)	(Rp billion)	(Rp billion)
Corporate
Revenues
External revenues	17,041	1,400	15,579	14,279
Inter-segment revenues	8,549	703	6,468	5,289
Total segment revenues	25,590	2,103	22,047	19,568
Segment Expenses	(20,375)	(1,674)	(17,976)	(15,659)
Segment Results	5,215	429	4,071	3,909
Depreciation and amortization	(2,423)	(199)	(2,079)	(1,890)
Provision for impairment of receivables and inventory	(994)	(82)	(92)	(255)
Home
Revenues
External revenues	6,669	548	7,360	8,171
Inter-segment revenues	2,794	230	2,223	1,888
Total segment revenues	9,463	778	9,583	10,059
Segment Expenses	(8,885)	(730)	(7,939)	(8,322)
Segment Results	578	48	1,644	1,737
Depreciation and amortization	(1,487)	(122)	(1,168)	(1,389)
Provision for impairment of receivables and inventory	(390)	(32)	(505)	(454)
Personal
Revenues
External revenues	59,028	4,850	54,087	48,733
Inter-segment revenues	2,358	194	2,188	2,180
Total segment revenues	61,386	5,044	56,275	50,913
Segment Expenses	(39,463)	(3,243)	(36,372)	(34,679)
Segment Results	21,923	1,801	19,903	16,234
Depreciation and amortization	(11,234)	(923)	(10,940)	(11,007)
Provision for impairment of receivables and inventory	(202)	(17)	(318)	(174)
Other
Revenues
External revenues	229	19	117	70
Inter-segment revenues	909	75	648	350
Total segment revenues	1,138	94	765	420
Segment Expenses	(1,008)	(83)	(685)	(342)
Segment Results	130	11	80	78
Depreciation and amortization	(40)	(3)	(22)	(14)
Provision for impairment of receivables and inventory	(35)	(3)	-	-

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A.      Segment Results

Year ended December 31, 2013  compared to year ended December 31, 2012.

1.       Corporate Segment

Our corporate segment revenues increased by Rp3,543 billion, or 16.1% from Rp22,047 billion in 2012 to Rp25,590 billion in 2013. The increase was mainly due to an increase of Rp1,192.4 billion, or 35.7%, in revenues from other telecommunications services, as a result of the increase in tower lease revenues in line with the growth in tenancy ratio, and the increase in support CPE revenues. Network revenues increased by Rp516.9 billion, or 16.1%, primarily reflecting the increase in C-band satellite transponder monthly subscription revenue due to higher market demand, and the increase in Intel Ethernet Private Line (IPL) revenue. Data and Internet revenues increased by Rp1,395.1 billion, or 27.0%, reflecting the increase in Value Added Services revenue as well as the increase in Metro-E line monthly revenue due to the migration from low cap connectivity to high cap connectivity. Interconnection revenues increased by Rp347.4 billion, or 6.2%, mainly as a result of the increase in IP transit monthly subscription revenue due to higher demand for Internet connectivity from ISPs and corporate customers, and the increase in revenues from wholesale voice. A decline of Rp243.4 billion, or 29.3%, was recorded in IDD 007 retail OLO origin interconnection revenue Our corporate segment expenses increased by Rp2,399 billion, or 13.3%, from Rp17,976 billion in 2012 to Rp20,375 billion in 2013, primarily due to the increase of Rp1,985.3 billion, or 26.9%, in operation and maintenance expenses as a result of higher tower rent expenses as well as the increase in hardware system integration expense in line with the growth of solution services provided to our corporate customers. General & administration expenses increased by Rp1,087 billion, or 99.0%,reflecting increases in provision expenses for telecommunication services receivables, bonuses for Directors, and in employee training expenses due to our Global Talent Program. Marketing expenses increased by Rp252.7 billion, or 52.6%, reflecting increases in customer education expense and in marketing expenses. A decline of Rp897.6 billion, or 69.2%, was recorded in other expenses due to a decline in other non-operating expenses, while the decline of Rp6.4 billion, or 0.2%, in personnel expenses reflected a decline in employee severance payment, compensated by an increase in net periodic post-retirement healthcare benefit expenses.

2.       Home Segment

Our home segment revenues decreased by Rp120 billion, or 1.3% from Rp9,583 billion in 2012 to Rp9,463 billion in 2013, mainly due to the decline of Rp710.9 billion, or 13.2%, in fixed wireline revenue, reflecting the decline in local usage revenue and in monthly subscription revenue in line with the shift in customer communication behavior trends. These were compensated by an increase in other telecommunication services of Rp225.9 billion, or 24.6%, due to increases in CPE rent revenue and sales of Flexi handsets. Data and Internet revenues increased by Rp159.3 billion, or 4.7% due to the increase in monthly subscription revenue for Speedy in line with the 28.7% growth in Speedy customer base to 3.0 million subscribers. Interconnection revenues increased by Rp197.3 billion, or 98.2%, due to the increase in local cellular revenue.

Our home segment expenses increased by Rp946 billion, or 11.9% from Rp7,939 billion in 2012 to Rp8,885 billion in 2013, primarily due to an increase of Rp1,496.7 billion, or 136.8%, in operation and maintenance expenses as a result of the increase in operation & maintenance expenses for Radio Base Station (“RBS”). Interconnection expenses increased by Rp193.9 billion, or 103.2%, due to the increase in domestic wire line cellular interconnection expense in line with the growth of cellular subscribers. A decline of Rp568.5 billion, or 86.0%, was recorded in other expenses, due to the decline in other non operations expenses and in Biaya Pokok Penjualan (“BPP”) construction expense.

3.       Personal Segment

Our personal segment revenues increased by Rp5,111 billion, or 9.1%, from Rp56,275 billion in 2012 to Rp61,386 billion in 2013, mainly due to the increase of Rp1,316.8 billion, or 4.3%, in cellular revenues, reflecting the increase in long distance cellular revenue as well as in cellular monthly subscription revenue due to a 5.1% growth in cellular subscriber base to 131.5 million subscribers. Interconnection revenues increased by Rp203 billion, or 5.4%, reflecting increases in cellular IDD revenue and in local cellular revenue, offset by a decrease of Rp48.9 billion, or 35.6%, in incoming IDD OLO cellular revenue. Data and Internet revenue increased byRp3,275.1 billion, or 16.3%,due to the increase in cellular data communication revenue in line with the 10.8% growth in data services users to 60.5 million users, and the 86.1% growth in data traffic. Cellular SMS revenue also increased due to successful promotion of our simPATI and kartu As products. Other telecommunication services revenue increased by Rp270.9 billion, or 114.3%, from USO revenue. Network revenues increased by Rp173.5 billion, or 64.8%, due to the increase in leased line colocation revenue. Revenue from fixed wireless decreased by Rp221.5 billion, or 18.2%, reflecting the decline of Rp129.1  billion, or 22.2%, in local prepaid and postpaid usage in line with our retrenchment strategy for our fixed wireless business.

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Our personal segment expenses increased by Rp3,091 billion, or 8.5% from Rp36,372 billion in 2012 to Rp39,463 billion in 2013, mainly due to an increase of Rp1,475.5 billion, or 14.6%, in depreciation expense, which reflected increases in provision for asset impairment loss and in depreciation of leased assets. Operation and maintenance expenses increased by Rp1,930.3 billion,or 13.2%, as a result of the increase in operation & maintenance expenses for support facilities, operation & maintenance expenses for antenna and towers due to accelerated BTS construction by Telkomsel, and in operation and maintenance expenses for building installations.

4.       Other Segment

Our other segment revenues increased by Rp373 billion, or 48.8%, from Rp765 billion in 2012 to Rp1,138 billion in 2013, reflecting  the increase of Rp372 billion, or 48.6%, in TelkomProperty's other telecommunication revenues, mainly as a result of an increase of Rp105 billion, or 31.0%, in building maintenance services revenue as well as the increase in security services revenue due to tariff adjustments. Revenue from project management increased by Rp57.5 billion, or 51.3%, reflecting enhanced synergy within the Telkom Group. Revenue from management transport services a new line of business recorded an increase of Rp56.9 billion, or 100%, from 2012, while revenue from building lease increased by Rp46.2 billion, or 65.0%, due to an increase in rent rates.

Our other segment expenses increased by Rp323 billion, or 47.2%, from Rp685 billion in 2012 to Rp1,008 billion in 2013, mainly reflecting the increase of Rp260.4 billion, or 46%, in operation and maintenance expenses, due to increases in project management expenses, electricity bills, and in third party cooperation expenses. Personnel expenses increased by Rp28.9 billion, or 44%, mainly due to the increase outsourcing expense.

Year ended December 31, 2012  compared to year ended December 31, 2011

1.       Corporate Segment

Our corporate segment revenues increased by Rp2,479 billion, or 12.7%, from Rp19,568 billion in 2011 to Rp22,047 billion in 2012. The increase in corporate segment revenues was primarily due to an increase in interconnection revenue of Rp1,632 billion, or 40.8%, primarily resulting from an increase in IP transit and outgoing IDD revenues. Data and internet revenues increase of Rp705 billion, or 15.8%, primarily due to an increase in revenues from Metro Ethernet and data, internet and telecommunication service in-line with an increase of 70.8% in Metro Ethernet data volume from 140,733 Mbps in 2011 to 240,315 Mbps in 2012.

Our corporate segment expenses increased by Rp2,317 billion, or 14.8%, from Rp15,659 billion in 2011 to Rp17,976 billion in 2012, primarily due to increase in operation and maintenance expense by Rp1,763 billion, or 31.4%, primarily resulting from cooperation expense and operating and maintenance expense for antennae and towers. Personnel expense also increased by Rp459 billion, or 15.1%, from 2011.

2.       Home Segment

Our home segment revenues decreased by Rp476 billion, or 4.7%, from Rp10,059 billion in 2011 to Rp9,583 billion in 2012, primarily due to a decrease in fixed wireline telephone revenues of Rp616 billion, or 10.2%, which resulted from both decreased fixed wireline ARPU and usage due to shifting usage to cellular and fixed wireless telephone services.

Our home segment expenses decreased by Rp383 billion, or 4.6%, from Rp8,322 billion in 2011 to Rp7,939 billion in 2012, primarily reflecting an increase in claim revenue by Rp521 billion due to an insurance claim relating to the unsuccessful launch of the Telkom-3 satellite and increase in personnel expenses Rp382 billion or 11.7% in 2011.

3.       Personal Segment

Personal segment revenues increased by Rp5,362 billion, or 10.5%, from Rp50,913 billion in 2011 to Rp56,275 billion in 2012, primarily due to an increase in cellular revenues of Rp4,957 billion, or 15.0% and an increase in interconnection revenue by Rp444 billion, or 14.1% compared to 2011. The increase in cellular revenues was primarily due to an increase in data and internet revenue by Rp2,553 billion in 2012 as compared to 2011, or 49.1%, and an increase in long distance cellular revenue by Rp1,397 billion in 2012 as compared to 2011, or 20.6%. The increase in interconnection revenue was primarily due to an increase in local cellular revenue.

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Our personal segment expenses increased by Rp1,693 billion, or 4.9%, from Rp34,679 billion in 2011 to Rp36,372 billion in 2012, primarily due to an increase in interconnection expenses of Rp196 billion, or 4.2% and an increase in operation and maintenance expenses of Rp1,025 billion, or 7.6%. The increase in operation and maintenance expense was primarily due to an increase in transport expense and an increase in radio frequency expenses. On the other hand, depreciation expenses decreased by Rp1,066 billion or 9.9% due to the changes in the estimated useful lives of towers and certain equipment.

4.       Other Segment

Our other segment revenues increased by Rp345 billion, or 82.1%, from Rp420 billion in 2011 to Rp765 billion in 2012, due to the increase in TelkomProperty’s other telecommunication services of Rp273 billion, or 368%, resulting from the increase in management project of Rp57 billion, or 102.8% and security services of Rp206 billion, or 100%. In addition, lease revenues also increase by Rp71 billion, or 20.5% due to the increase in building lease of Rp24 billion, or 48.7% and building maintenance of Rp46 billion, or 15.6%. Our other segment expenses increased by Rp343 billion, or 100.3%, from Rp342 billion in 2011 to Rp685 billion in 2012, primarily due to an increase in operating and maintenance expenses of Rp154 billion, or 37.4%, primarily resulting from an increase in project management expenses, expenses relating to the operation of buildings and land and electricity, gas and water expenses.

FINANCIAL OVERVIEW

A.      Financial Position Comparison

	As of December 31,
	2013		2012	2011
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Consolidated Statements of Financial Position
Total Current Assets	33,075	2,718	27,973	21,258
Total Non-Current Assets	94,876	7,796	83,396	81,796
Total Assets	127,951	10,514	111,369	103,054
Total Current Liabilities	28,437	2,337	24,107	22,189
Total Non-Current Liabilities	22,090	1,815	20,284	19,884
Total Liabilities	50,527	4,152	44,391	42,073
Total equity attributable to owners of the parent company	60,542	4,975	51,541	47,510

Year ended December 31, 2013 compared to year ended December 31,  2012

1.       Assets

a.       Current Assets

As of December 31, 2013, our current assets were Rp33,075 billion (US$2,718 million) compare to Rp27,973 billion as of December 31, 2012. The increase  in current assets was mainly due to the increase of Rp2,534 billion, or 58.4% in other current financial assets and in cash and cash equivalents Rp1,578 billion, or 12.0% and our third party trade receivable of Rp604 billion, or  13.3%.

This increase  was partially offset by a decrease of Rp426 billion, or 97.7% in claim for tax refund.

b.       Non Current Assets

As of December 31, 2013 our non current assets were Rp94,876 billion (US$7,796 million) and Rp83,396 billion as of December 31, 2012. This increase  was primarily due to an increase of Rp9,714 billion, or 12.6% in property, plant and equipment and advance and prepaid expense of Rp1,784 billion or 50.8%.

This increase was partially offset by a decrease of Rp105 million, or 10.2% in prepaid pension benefit costs.

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2.       Liabilities and Equity

a.       Current Liabilities

Current liabilities were Rp28.437 billion (US$2,337 million) as of December 31, 2013 and Rp24,107 billion as of December 31, 2012. This increase  was primarily due to:

–         An increase of Rp3,926 billion, or 57.3% in third party trade payable; and

–         An increase of Rp761 billion, or 27.9% in unearned income.

This increase was partially offset by a decrease of Rp899 million, or 14.6% in accrued expense.

b.       Non Current Liabilities

Non current liabilities were Rp22,090 billion (US$1,815 million)  as of December 31, 2013 and Rp20,284 billion as of December 31, 2012. Our non-current liabilities increase primarily due to an increase of Rp2,507 billion, or 138.2% in obligation under finance lease. This increase was partially offset by a decrease of Rp1,148 million, or 16.9% in bank loan.

c.        Equity

Total equity increase by  Rp10,446 billion, or  15.6%, from  Rp66,978 billion as of December 31, 2012 to  Rp77,424 billion as of December 31, 2013. The increase  of equity was primarily the result of increase of total comprehensive income for the year attributable to owners of the parent of Rp14,317 billion in  2013, the sale of treasury stock of Rp2,262 billion, paid in capital of Rp1,250 billion.  This increase offset by cash dividend of Rp7,068  billion. As a result of foregoing, our retained earnings increase by Rp5,851  billion, or 15.6% and total equity attributable to owner of the parent increase by Rp9,001 billion, or 17.5% from Rp51,541 billion  as of December 31, 2012  to Rp60,542 billion  as of December 31, 2013.

Year ended December 31, 2012 compared to year ended December 31,  2011

1.       Assets

a.       Current Assets

As of December 31, 2012, our current assets were Rp27,973 billion (US$2,901 million) compare to Rp21,258 billion as of December 31, 2011. The increase  in current assets was mainly due to the increase of Rp3,965 billion, or 1,063.0% in other current financial assets and in cash and cash equivalents Rp3,484 billion, or 36.2%.

This increase  was partially offset by:

–         A decrease of Rp791 billion, or 100.0% in asset held for sale because it has been sold/realized in the year 2012 and the absence of additional assets available for sale in 2012; and

–         A decrease of Rp415 billion, or 52.7% in prepaid taxes.

b.       Non Current Assets

As of December 31, 2012 our non current assets were Rp83,396 billion (US$8,653 million) and Rp81,796 billion as of December 31, 2011. This increase  was primarily due to an increase of Rp2,150 billion, or 2.9% in property, plant and equipment. This increase was partially offset by:

–         A decrease of Rp307 million, or 8.0% in advances and other non-current assets as a result of a decrease in advances in long term investment; and

–         A decrease of Rp346 million, or 19.4% in intangible assets.

2.       Liabilities and Equity

a.       Current Liabilities

Current liabilities were Rp24,107 billion (US$2,501 million) as of December 31, 2012 and Rp22,189 billion as of December 31, 2011. This increase  was primarily due to:

–         An increase of Rp1,373 billion, or 28.7% in accrued expenses, which mainly related to salaries and benefits of Rp591 billion and early retirement program of Rp699 billion; and

–         An increase of Rp805 billion, or 77.5% taxes payable.

This increase was partially offset by a decrease of Rp1,042 million, or 13.2% in third party trade payable, which mainly related to purchases of equipments, materials and services from third parties.

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b.       Non Current Liabilities

Non current liabilities were Rp20,284 billion (US$2,105 million)  as of December 31, 2012 and Rp19,884 billion as of December 31, 2011. Our non-current liabilities increase  primarily due to an increase of Rp1,500 billion, or 477.7% in obligation under finance lease. This increase was partially offset by:

–         A decrease of Rp735 million, or 19.4% in deferred tax liabilities;

–         A decrease of Rp448 million, or 6.2% in bank loan;

–         A decrease of Rp221 million, or 11.0% in two step loan; and

–         A decrease of Rp171 million, or 5.0% in bonds and notes.

c.        Equity

Total equity increase by  Rp5,997 billion, or  9.8%, from  Rp60,981 billion as of December 31, 2011 to  Rp66,978 billion as of December 31, 2012. The increase  of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp18,388 billion in  2012, offset by cash dividend of Rp10,734  billion and the acquisition cost of treasury stock of Rp1,744  billion. As a result of foregoing, our retained earnings increase by Rp5,723 billion, or 18.0% and total equity attributable to owner of the parent increase by Rp4,031 billion, or 8.5% from Rp47,510 billion  as of December 31, 2011  to Rp51,541 billion  as of December 31, 2012.

B. COMPREHENSIVE INCOME

The following table sets out our Statement of Comprehensive Income, itemized according to our main products and services, for the three years 2013 through 2011. Each item is expressed as a percentage of total revenues or expenses:

	Years Ended December 31,
	2013			2012		2011
	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues
Telephone Revenues
Cellular Revenues
Usage charges	30,722	2,525	37.0	29,477	38.2	27,189	38.1
Monthly subscription charges	730	60	0.9	696	0.9	571	0.8
Features	686	56	0.8	558	0.7	838	1.2
Total Cellular Revenues	32,138	2,641	38.7	30,731	39.8	28,598	40.1
Fixed Line Revenues
Usage charges	6,453	530	7.8	7,323	9.5	8,114	11.4
Monthly subscription charges	2,682	220	3.2	2,805	3.6	3,004	4.2
Call Center	324	27	0.4	228	0.3	198	0.3
Installation charges	12	1	-	112	0.1	135	0.2
Others	230	19	0.3	194	0.2	168	0.2
Total Fixed Line Revenues	9,701	797	11.7	10,662	13.7	11,619	16.3
Total Telephone Revenues	41,839	3,438	50.4	41,393	53.5	40,217	56.4
Data, Internet and Information Technology Services Revenues
Internet, data communication and information technology services	18,373	1,509	22.2	14,857	19.3	10,740	15.0
Short Messaging Service ("SMS")	13,134	1,079	15.8	12,631	16.4	13,093	18.4
VoIP	119	10	0.1	81	0.1	53	0.1
e-Business	83	7	0.1	55	0.1	38	0.1
Total Data, Internet and Information Technology Services Revenues	31,709	2,605	38.2	27,624	35.9	23,924	33.6
Interconnection Revenues	4,843	398	5.9	4,273	5.5	3,509	4.9
Network Revenues	1,253	103	1.5	1,208	1.6	1,301	1.9
Others Telecommunications Services Revenues	3,323	273	4.0	2,645	3.5	2,302	3.2
Total Revenues	82,967	6,817	100.0	77,143	100.0	71,253	100.0
Expenses
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	10,667	877	18.5	9,012	16.7	9,191	18.4
Radio frequency usage charges	3,098	255	5.4	3,002	5.6	2,846	5.7
Concession fees and Universal Service Obligation (USO) charges	1,595	131	2.8	1,452	2.7	1,235	2.5
Electricity, gas and water	1,063	87	1.8	879	1.6	836	1.7
Cost of phone, set top box, SIM and RUIM cards	752	62	1.3	687	1.3	879	1.8
Cost of IT service	677	56	1.2	222	0.4	144	0.3
Leased lines and CPE	440	36	0.8	407	0.8	406	0.8

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	Years Ended December 31,
	2013			2012		2011
	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Vehicles rental and supporting facilities	439	36	0.8	293	0.5	291	0.5
Insurance	374	31	0.6	671	1.2	431	0.9
Project Management Expenses	138	11	0.2	102	0.2	46	0.1
Traveling expenses	53	4	0.1	57	0.1	54	0.1
Others	36	3	0.1	19	-	13	-
Total Operations, Maintenance and Telecommunication Services Expenses	19,332	1,589	33.6	16,803	31.1	16,372	32.8
Depreciation and Amortization Expenses	15,780	1,297	27.3	14,456	26.8	14,864	29.7
Personnel Expenses
Salaries and related benefits	3,553	292	6.2	3,257	6.0	3,001	6.0
Vacation pay, incentives and other benefits	3,252	267	5.6	3,400	6.3	2,815	5.6
Employees’ income tax	1,160	95	2.0	1,022	1.9	1,043	2.1
Net periodic pension costs	873	72	1.5	789	1.5	501	1.0
Net periodic post-retirement health care benefits costs	374	31	0.6	90	0.2	199	0.4
Housing	220	18	0.4	200	0.4	198	0.4
Insurance	92	8	0.2	83	0.2	70	0.2
Other employee benefit	71	6	0.1	38	-	-	-
Other post-retirement benefits costs	66	5	0.1	65	0.1	65	0.1
LSA expense	19	2	0.1	121	0.2	96	0.2
Early Retirement Program	-	-	-	699	1.3	517	1.0
Others	53	4	0.1	22	0.1	52	0.1
Total Personnel Expenses	9,733	800	16.9	9,786	18.2	8,555	17.1
Interconnection Expenses	4,927	405	8.5	4,667	8.6	3,555	7.1
Marketing Expenses	3,044	250	5.3	3,094	5.7	3,278	6.6
General and Administrative Expenses	4,155	341	7.2	3,036	5.6	2,934	5.9
Loss (gain) on foreign exchange - net	249	20	0.4	189	0.3	210	0.4
Other expenses	480	39	0.8	1,973	3.7	192	0.4
Total Expenses	57,700	4,741	100.0	54,005	100.1	49,960	100.0
Other Income	2,579	212	-	2,559	-	665	-
Operating Profit	27,846	2,288	-	25,696	(0.1)	21,958	(0.0)
Finance income	836	69	-	596	-	546	-
Finance costs	(1,504)	(124)	-	(2,055)	-	(1,637)	-
Share of loss of associated companies	(29)	(2)	-	(11)	-	(10)	-
Profit Before Income Tax	27,149	2,231	-	24,226	(0.1)	20,858	(0.0)
Income Tax (Expense) Benefit	(6,859)	(564)	-	(5,866)	-	(5,387)	-
Profit for the Year	20,290	1,667	-	18,360	(0.1)	15,471	(0.0)
Total other comprehensive income - net	112	-	-	26	-	11	-
Total comprehensive income for the year	20,402	1,676	-	18,386	(0.1)	15,481	(0.0)
Profit for the year attributable to owners of the parent company	14,205	-	-	12,850	-	10,966	-
Total comprehensive income for the year attributable to owners of the parent company	14,317	-	-	12,876	-	10,977	-
Income per share (full amount)	147.4	-	-	134	-	112	-

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Year ended December 31, 2013 compared to year ended December 31, 2012

1.       Revenues

Total revenues increased by Rp5,824 billion, or 7.5%, from Rp77,143 billion in 2012 to Rp82,967 billion in 2013. The increase in revenues in 2013 was due to the increase in all sub revenues exclude revenues from fixed lines telephone. The increase in revenues in 2013 was primarily contribute by cellular telephone revenues and data, internet and information technology services revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp1,407 billion, or 4.6%, from Rp30,731 billion in 2012 to Rp32,138 billion in 2013 due to increases in all sub cellular telephone revenues. The increased primarily due to 5.1% increase in our cellular subscriber.

Usage charges increased by Rp1,245 billion, or 4.2%, from Rp29,477 billion in 2012 to Rp30,731 billion in 2013 due to an increase in both our prepaid and postpaid subscriber, also due to increasing of our Long Distance Usage. Revenues from features increased by Rp128 billion or 22.9%, from Rp558 billion in 2012 to Rp686 billion in 2013. Monthly subscription charges increased by Rp34 billion, or 4.9%, from Rp696 billion in 2012 to Rp730 billion in 2013 due to 15.8% increase in our postpaid subscriber.

Our total cellular telephone revenues accounted for 38.7% of our consolidated revenues for the year ended December 31, 2013, compared to 39.8% for the year ended December 31, 2012.

b.       Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp961 billion, or 9.0%, from Rp10,662 billion in 2012 to Rp9,701 billion in 2013. The decrease in fixed lines telephone revenues was primarily due to a decrease in fixed wireline and fixed wireless revenues each were 8.3% and 14.3%. The decrease of both revenues contribute by usage charges, of Rp870 billion, or 11.9%, and monthly subscription charges revenues of Rp123 billion, or 4.4% which was primarily caused by a decrease in local and domestic long distance usage due to the shifting usage to cellular telephone services.

c.        Data, Internet and Information Technology Services Revenues

Our total data, internet and information technology service revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2013, compared to 35.9% for the year ended December 31, 2012.

Data, internet and information technology services revenues increased by Rp4,085 billion, or 14.8%, from Rp27,624 billion in 2012 to Rp31,709 billion in 2013. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp3,516 billion, or 23.7%, which was driven by this following revenues:

–         cellular data communication revenues from an increase  in Flash mobile broadband subscribers of 56.5%, from 11  million subscribers in 2012 to 17.3  million subscribers in 2013.

–         revenues from internet, data communication and information technology services was also due in part to an increase  in Speedy subscribers of 28.7%, from 2.3  million subscribers in 2012 to 3  million subscribers in 2013.

–         Speedy monthly subscription revenues due to an increase in Speedy subscribers of 28.7% from 2.3 million subscribers in 2012 to 3  million subscribers in 2013.

–         data communication Ethernet revenue due to increase in data volume which pass through metro ethernet of 39.4%, from 240.315 Mbps in 2012 to 334.935 Mbps in 2013, and

–         data communication VPN revenue due to increase in data volume which pass through VPN network of 14.1%, from 40,750 Mbps in 2012 to 46,505 Mbps in 2013.

SMS revenues increased by Rp503 billion, or 4.0%, from Rp12,631 billion in 2012 to Rp13,134 billion in 2013 due to a 25.2% increased of our SMS volumes  from 118.1  billion messages to 147.9  billion messages in 2013. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp570 billion, or 13.3%, from Rp4,273 billion in 2012 to Rp4,843 billion in 2013. This increase was triggered by an increase in domestic interconnection and transit revenues of Rp353 billion, or 13.5%, primarily due to an increase in cellular interconnection revenues of Rp335 billion, or 14.5%, and an increase of Rp218 billion, or 13.2% in international interconnection revenues, due to our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

e.       Network Revenues

Network revenues increased by Rp45 billion, or 3.7%, from Rp1,208 billion in 2012 to Rp1,253 billion in 2013 mainly due to a increase in our revenues from leased lines services by Rp37 billion, or 4.5%, from Rp824 billion in 2012 to Rp861 billion in 2013. This increase was due to increasing prices our subscriber by 27,078  or 7.0%.

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f.         Other Telecommunications Services

Revenues from other telecommunications services increased by Rp678 billion, or 25.6%, from Rp2,645 billion in 2012 to Rp3,323 billion in 2013. The increase was primarily due to an increase of Rp260 billion, or 64.8%, in lease revenue, an increase in revenues from USO compensation due to an increase in USO projects to establish internet service centers in various provincial capital cities in 2013 and an increase of Rp151 billion, or 14.4%, in CPE and terminal revenue.

The increase was partly offset by an increase in revenues from pay TV of Rp131 billion, or 32.3%due to our corporate action the sale of TelkomVision one of our subsidiaries in pay TV.

g.       Other Income

Other income increased by Rp20 billion, from Rp2,559 billion in 2012 to Rp2,579 billion in 2013.

2.       Expenses

Total expenses increased by Rp3,695 billion, or 6.8%, from Rp54,005  billion in 2012 to Rp57,700  billion in 2013. The increase in expenses was attributable primarily due to increases in operations, maintenance and telecommunication services, depreciation and amortization also general and administrative expenses. These expenses are further explained below:

a.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp2,529 billion, or 15.1%, from Rp16,803 billion in 2012 to Rp19,332 billion in 2013.

The increase in operations, maintenance and telecommunications services expenses was attributable by the following:

–         A increase in operations and maintenance of Rp1,655 billion, or 18.4%, due to a decrease in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

–         Cost of IT services increased by Rp455 billion, or 205.0%, from Rp222 billion in 2012 to Rp677 billion in 2013. This increase was primarily due to the increase in integration system expenses.

–         Electricity, Gas and water expenses increased by Rp184 billion, or 20.9%, from Rp879 billion in 2012 to Rp1,063 billion in 2013, due to an increase in electricity expenses due to increasing number of our BTS and network for Telkomsel’s broadband services and electricity tariff.

The above increases were offset by Insurance expenses decreased by Rp297 billion, or 44.3%, from Rp671 billion in 2012 to Rp374 billion in 2013 due to no satellite insurance payment for Telkom-3.

Our total operations, maintenance and telecommunications services expenses accounted for 33.5% of our consolidated expenses for the year ended December 31, 2013, compared to 31.1% for the year ended December 31, 2012.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,324 billion, or 9.2%, from Rp14,456 billion in 2012 to Rp15,780 billion in 2013 primarily due to increased  in depreciation expense by Rp1,476 billion, or 10.8% from Rp13,635 billion in 2012 to Rp15,109 billion in 2013. The increase in depreciation expense primarily related to depreciation of transmission installation and equipment amounting to Rp1,065 billion or 14% compare to prior year and an increase of loss in impairment of Rp349 billion, or 141.3% compare to prior year.

c.        Personnel Expenses

Personnel expenses decreased by Rp53 billion, or 0.5%, from Rp9,786 billion in 2012 to Rp9,733 billion in 2013 due to no early retirement programs were offered that cause an decrease by Rp699 billion or 100.0% in early retirement program expenses.

This decrease above was partially offset by an increase in salaries and related benefits by Rp296 billion or 9.1% from Rp3,257 billion in 2012 to Rp3,553 billion in 2013, an increase in net periodic post-retirement health care benefit costs by Rp284 billion, or 315.6%.

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d.       Interconnection Expenses

Interconnection expenses increased by Rp260 billion, or 5.6%, from Rp4,667 billion in 2012 to Rp4,927 billion in 2013 primarily due to an increase of Rp256 billion, or 7.4% in domestic interconnection and transit interconnection expenses, inline with an increase of 13.5% in domestic interconnection  and transit revenues.

e.        Marketing Expenses

Marketing expenses decreased by Rp50 billion, or 1.6%, from Rp3,094 billion in 2012 to Rp3,044 billion in 2013 primarily due to a decrease in advertising and promotion expenses by Rp93 billion, or 3.9%, due to using selective media for promotion and increasing group synergy.

f.         General and Administrative Expenses

General and administrative expenses increased by Rp1,119 billion, or 36.9%, from Rp3,036 billion in 2012 to Rp4,155 billion in 2013 due in part to an increase in provision for impairment of receivables by Rp674  billion, or 73.7.0%, from Rp915 billion in 2012 to Rp1,589 billion in 2013. This increase primarily resulted from current year individual and collective assessment for impairment of receivables. The increased also contribute by a 59.0% increased in training, education and recruitment by Rp153 billion and a 28.1% increased by Rp148 billion in general expenses,

This increase above was partially offset by a 34.1% decreased in social contribution expenses by Rp44 billion, or 34.4%.

g.       (Loss) gain on Foreign Exchange - net

Loss on foreign exchange - net increased by Rp60 billion, from Rp189 billion in 2012 to Rp249 billion in 2013. The increase was primarily due to the appreciation of the US Dollar by 26.3%.

h.       Other expenses

Other expenses decreased by Rp1,493 billion, from Rp1,973 billion in 2012 to Rp480 billion in 2013. The decrease primarily related to de-recognition in 2012 of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit, amounting to Rp1,606 billion.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp2,148 billion, or 8.4%, from Rp25,698 billion in 2012 to Rp27,846 billion in 2013. Operating profit margin increased from 33.3% in 2012 to 33.6% in 2013.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp2,921 billion, or 12.1%, from Rp24,228 billion in 2012 to Rp27,149 billion in 2013. Pre-tax margin increased from 31.4% in 2012 to 36.7% in 2013.

5.       Income Tax Expense

Income tax expense decreased by Rp993 billion, or 16.9%, from Rp5,866 billion in 2012 to Rp6,859 billion in 2013, following the increase in profit before income tax.

6.       Other Comprehensive (Expenses) Income

Other comprehensive expenses increased by Rp86 billion, or 330.8%, from Rp26 billion in 2012 to Rp112 billion in 2013 due to increase in foreign currency translation by Rp89 billion offset by decrease in change in fair value of available-for-sale financial assets by Rp3 billion.

7.       Comprehensive Income for the Year

Comprehensive income for the year increased by Rp2,014 billion, or 11.0%, from Rp18,388 billion in 2012 to Rp20,402 billion in 2013.

8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp573 billion, or 10.4%, from Rp5,512 billion in 2012 to Rp6,085 billion in 2013.

9.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,355 billion, or 10.5%, from Rp12,850 billion in 2012 to Rp14,205 billion in 2013.

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10.    Net Income per Share

Net income per share increased by Rp14, or 10.4%, from Rp134 in 2012 to Rp148 in 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

1.       Revenues

Total revenues increased by Rp5,890 billion, or 8.3%, from Rp71,253 billion in 2011 to Rp77,143 billion in 2012. The increase in revenues in 2012 was primarily due to the increase in revenues from cellular telephone, data, internet and information technology services, interconnection and other telecommunications services, partly offset by decreases in revenues from fixed lines telephone and network.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,133 billion, or 7.5%, from Rp28,598 billion in 2011 to Rp30,731 billion in 2012 primarily due to increases in usage and monthly subscription charges, partially offset by a decrease in revenues from features.

Usage charges increased by Rp2,288 billion, or 8.4%, from Rp27,189 billion in 2011 to Rp29,477 billion in 2012 due to an increase in minutes of usage of 184.8 billion minutes, or 11.1% and a 16.9% increase in total subscribers. Monthly subscription charges increased by Rp125 billion, or 21.9%, from Rp571 billion in 2011 to Rp696 billion in 2012 due to increase in Flash and Blackberry subscribers of 93.1% with revenue growth of 21.5%. The increase was partly offset by a decrease in revenues from features, which decreased by Rp280 billion, or 33.4%, from Rp838 billion in 2011 to Rp558 billion in 2012 as a result of MoCI Regulation No.01/PER/M.KOMINFO/01/2009 regarding the provision of premium messaging service and broadcasting short message to many receivers.

b.       Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp957 billion, or 8.2%, from Rp11,619 billion in 2011 to Rp10,662 billion in 2012. The decrease in fixed lines telephone revenues was primarily due to a decrease in usage charges, of Rp791 billion, or 9.7%, from Rp8,114 billion in 2011 to Rp7,323 billion in 2012 which was primarily caused by a decrease in local and domestic long distance usage. Further, monthly subscription charges revenues also decreased by Rp199 billion, or 6.6% in 2012. The decrease in fixed lines telephone revenues was primarily due to shifting usage to cellular telephone services.

c.        Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp3,700 billion, or 15.5%, from Rp23,924 billion in 2011 to Rp27,624 billion in 2012. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp4,117 billion, or 38.3%, from Rp10,740 billion in 2011 to Rp14,857 billion in 2012, which was in turn largely driven by increases in cellular data communication revenues from increased mobile phone data usage and an increase in Flash mobile broadband subscribers of 99.5%, from 5.5 million subscribers in 2011 to 11 million subscribers in 2012. The increase in revenues from internet, data communication and information technology services was also due in part to an increase in Speedy subscribers of 30.9%, from 1.8 million subscribers in 2011 to 2.3 million subscribers in 2012, a 41.9% increase in data volumes through our VPN network, from 28,702 Mbps in 2011 to 40,748 Mbps in 2012, and a 70.8% increase in data volumes through our metro ethernet, from 140,733 Mbps in 2011 to 240,315 Mbps in 2012.

SMS volumes decreased by 47.8% from 226.4 billion messages in 2011 to 118.1 billion messages in 2012, while SMS revenues decreased by a smaller degree, by Rp462 billion, or 3.5%, from Rp13,093 billion in 2011 to Rp12,631 billion in 2012. The decrease in SMS volumes is in line with general increase in usage of internet-based messaging. Revenues declined by a smaller percentage primarily due to the implementation of cost-based interconnection for SMS on June 1, 2012. Prior to June 2012, SMS were sent and received among operators on a "Sender Keep All" basis. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel’s SMS revenues.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp764 billion, or 21.8%, from Rp3,509 billion in 2011 to Rp4,273 billion in 2012. This increase was triggered by an increase in domestic interconnection and transit revenues of Rp547 billion, or 26.4%, from Rp2,071 billion in 2011 to Rp2,618 billion in 2012 primarily due to an increase in cellular interconnection revenues of Rp538 billion, or 30.2%, and an increase of Rp217 billion, or 15.1% in international interconnection revenues, due to our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

SMS volumes decreased by 47.8% from 226.4 billion messages in 2011 to 118.1 billion messages in 2012, while SMS revenues decreased by a smaller degree, by Rp462 billion, or 3.5%, from Rp13,093 billion in 2011 to Rp12,631 billion in 2012. The decrease in SMS volumes is in line with general increase in usage of internet-based messaging. Revenues declined by a smaller percentage primarily due to the implementation of cost-based interconnection for SMS on June 1, 2012. Prior to June 2012, SMS were sent and received among operators on a "Sender Keep All" basis. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel’s SMS revenues.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp764 billion, or 21.8%, from Rp3,509 billion in 2011 to Rp4,273 billion in 2012. This increase was triggered by an increase in domestic interconnection and transit revenues of Rp547 billion, or 26.4%, from Rp2,071 billion in 2011 to Rp2,618 billion in 2012 primarily due to an increase in cellular interconnection revenues of Rp538 billion, or 30.2%, and an increase of Rp217 billion, or 15.1% in international interconnection revenues, due to our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

Our total interconnection revenues accounted for 5.5% of our consolidated revenues for the year ended December 31, 2012, compared to 4.9% for the year ended December 31, 2011.

e.        Network Revenues

Network revenues decreased by Rp93 billion, or 7.1%, from Rp1,301 billion in 2011 to Rp1,208 billion in 2012 mainly due to a decrease in our revenues from leased lines services by Rp87 billion, or 9.5%, from Rp911 billion in 2011 to Rp824 billion in 2012. This decrease was due to declining prices for leased lines.

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f.         Other Telecommunications Services

Revenues from other telecommunications services increased by Rp343 billion, or 14.9%, from Rp2,302 billion in 2011 to Rp2,645 billion in 2012. The increase was primarily due to an increase of Rp307 billion, or 41.5% in CPE and terminal revenue, an increase of Rp182 billion, or 83.1% in lease revenue, and an increase of Rp146 billion, or 56.4% in revenues from pay TV. The increase in pay TV revenues was primarily due to a 19% increase in the number of subscribers from 1.0 million subscribers in 2011 to 1.2 million subscribers in 2012.

This increase above was partially offset by a decrease in revenues from USO compensation due to a decrease in USO projects to establish internet service centers in various provincial capital cities in 2012 and a decrease in our directory assistance revenues.

g.        Other Income

Other income increased by Rp1,894 billion, or 184.8%, from Rp665 billion in 2011 to Rp2,559 billion in 2012. The increase primarily related to insurance compensation received from the insurer amounted to Rp1,772 billion with regards to the insured Telkom-3 Satellite that was built and launched, but failed to reach its orbit on August 7, 2012. See Note 11 to our Consolidated Financial Statements.

2.       Expenses

Total expenses increased by Rp4,044 billion, or 8.1%, from Rp49.960 billion in 2011 to Rp54,004 billion in 2012. The increase in expenses was attributable primarily due to increases in operations, maintenance and telecommunication services, personnel and interconnection expenses. These expenses are further explained below:

a.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp431 billion, or 2.6%, from Rp16,372 billion in 2011 to Rp16,803 billion in 2012.

The increase in operations, maintenance and telecommunications services expenses was attributable by the following:

–         Insurance expenses increased by Rp240 billion, or 55.7%, from Rp431 billion in 2011 to Rp671 billion in 2012 due to payment of Telkom-3 satellite insurance;

–         Concession fees and USO charges increased by Rp217 billion, or 17.6%, from Rp1,235 billion in 2011 to Rp1,452 billion in 2012. This increase was primarily due to the increase in our total revenues, which we use to calculate the amount spent on USO projects, by Rp5,889 billion, or 8.3%; and

–         Radio frequency usage expenses increased by Rp156 billion, or 5.5%, from Rp2,846 billion in 2011 to Rp3,002 billion in 2012, due to an increase in bandwidth used for cellular.

The above increases were offset by the following:

–         A decrease in the cost of handset phone, set up top box, SIM and RUIM cards of Rp192 billion, or 21.8%, from Rp879 billion in 2011 to Rp687 billion in 2012. This decrease was caused by the use of less expensive packaging for SIM and RUIM cards;

–         A decrease in operations and maintenance of Rp179 billion, or 1.9%, from Rp9,191 billion in 2011 to Rp9,012 billion in 2012 due to a decrease in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased by Rp407 billion, or 2.7%, from Rp14,863 billion in 2011 to Rp14,456 billion in 2012, primarily due to lower impairment charge on fixed wireless cash generating unit (“CGU”) by Rp316 billion, or 56.1% from Rp563 billion in 2011 to Rp247 billion in 2012. In addition, amortization expense decreased by Rp23 billion, or 3.8%, from Rp599 billion in 2011 to Rp576 billion in 2012 due to decrease in goodwill impairment expense and license amortization expense, and depreciation expense decrease by Rp68 billion, or 0.5%, from Rp13,701 billion ini 2012 to Rp13,633 billion in 2012. Decrease in depreciation expense primarily due to switching equipment and cable network expenses.

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c.        Personnel Expenses

Personnel expenses increased by Rp1,231 billion, or 14.4%, from Rp8,555 billion in 2011 to Rp9,786 billion in 2012 due in part to an increase in vacation pay, incentives and other benefits by Rp586 billion, or 20.8%, from Rp2,814 billion in 2011 to Rp3,400 billion in 2012, an increase by Rp182 billion or 35.2% in early retirement program expenses from Rp517 billion in 2011 to Rp699 billion in 2012, and an increase in salaries and related benefits by Rp256 billion or 8.5% from Rp3,001 billion in 2011 to Rp3,257 billion in 2012.

d.       Interconnection Expenses

Interconnection expenses increased by Rp1,112 billion, or 31.3%, from Rp3,555 billion in 2011 to Rp4,667 billion in 2012 primarily due to an increase of 43.5% in domestic interconnection and transit interconnection expenses and an increase of 16.5% in international interconnection fees.

Our total interconnection expenses accounted for 8.6% of our consolidated expenses for the year ended December 31, 2012, compared to 7.1% for the year ended December 31, 2011.

e.        Marketing Expenses

Marketing expenses decreased by Rp184 billion, or 5.6%, from Rp3,278 billion in 2011 to Rp3,094 billion in 2012 primarily due to a decrease in advertising and promotion expenses by Rp249 billion, or 9.1% due to marketing cost optimization.

f.         General and Administrative Expenses

General and administrative expenses increased by Rp101 billion, or 3.4%, from Rp2,935 billion in 2011 to Rp3,036 billion in 2012 due in part to an increase in general expenses by Rp201 billion, or 61.7%, from Rp326 billion in 2011 to Rp527 billion in 2012. The increase in general expenses was primarily due to vehicle facility reimbursement expenses related to changes of our policy and directors’ severance pay due to the Board of Directors changes in 2012. Provision for impairment of receivables increased by Rp32 billion, or 3.6%, from Rp883 billion in 2011 to Rp915 billion in 2012. This increase primarily resulted from current year individual and collective assessment for impairment of receivables.

The increase in provision for impairment of receivables was partially offset by a decrease in social contribution expenses by Rp161 billion, or 55.5%, from Rp290 billion in 2011 to Rp129 billion in 2012. This decrease resulted from our shareholders’ decision to lower the amount of net profit spent on corporate social responsibility from 2.0% in 2011 to 1.0% in 2012.

Professional fees decreased by Rp48 billion, or 20.4%, while security and screening expense decreased by Rp35 billion, or 36.1%, from Rp97 billion in 2011 to Rp62 billion in 2012.

g.       (Loss) gain on Foreign Exchange – net

Loss on foreign exchange - net decreased by Rp21 billion, or 10%, from Rp210 billion in 2011 to Rp189 billion in 2012. The decrease was primarily due to the depreciation of the Japanese Yen by 4.3% wich was partially offset by the appreciation of the US Dollar by 6.3%.

h.       Other expenses

Other expenses increased by Rp1,781 billion, or 927.6%, from Rp192 billion in 2011 to Rp1,973 billion in 2012. The increase primarily related to de-recognition of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit on August 7, 2012, amounting to Rp1,606 billion. See Note 11 to our Consolidated Financial Statements.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,740 billion, or 17.0%, from Rp21,958 billion in 2011 to Rp25,698 billion in 2012. Operating profit margin increased from 30.8% in 2011 to 33.3% in 2012.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp3,371 billion, or 16.2%, from Rp20,857 billion in 2011 to Rp24,228 billion in 2012. Pre-tax margin slightly increased from 29.3% in 2011 to 31.4% in 2012.

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5.       Income Tax Expense

Income tax expense increased by Rp479 billion, or 8.9%, from Rp5,387 billion in 2011 to Rp5,866 billion in 2012, following the increase in profit before income tax by 17.2%.

6.       Other Comprehensive (Expenses) Income

Other comprehensive income increased by Rp15 billion, or 136.4%, from Rp11 billion in 2011 to Rp26 billion in 2012 due to the increase foreign currency translation by Rp24 billion offset by decrease in change in fair value of available for sale financial asset by Rp9 billion.

7.       Comprehensive Income for the year

Comprehensive income for the year increased by Rp2,907 billion, or 18.8%, from Rp15,481 billion in 2011 to Rp18,388 billion in 2012.

8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,018 billion, or 22.6%, from Rp4,505 billion in 2011 to Rp5,512 billion in 2012.

9.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,885 billion, or 17.2%, from Rp10,965 billion in 2011 to Rp12,864 billion in 2012.

10.    Net Income per Share

Net income per share increased by Rp21.9, or 19.6%, from Rp111.9 in 2011 to Rp133.8 in 2012.

C.      Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years ended December 31,
	2013		2012	2011
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net cash flows:
provided by operating activities	36,574	3,005	27,941	30,553
used in investing activities	(22,702)	(1,865)	(11,311)	(14,505)
used in financing activities	(13,327)	(1,095)	(13,314)	(15,539)
Net increase in cash and cash equivalents	545	45	3,316	509
Effect of foreign exchange rate changes on cash and cash equivalents	1,039	85	168	5
Cash and cash equivalents at beginning of year	13,118	1,078	9,634	9,120
Ending balance of disposed subsidiary	(6)	-	-	-
Cash and cash equivalents at end of year	14,696	1,208	13,118	9,634

Year ended December 31, 2013  compared to year ended December 31, 2012

1.       Cash Flows from Operating Activities

Net cash provided by operating activities in 2013 was Rp36,574 billion (US$3,005  million) compared to Rp27,941  billion in 2012. The increase was primarily due to an increase of Rp5,103 billion, or 7.1%, in cash receipts from customers and from other operators of Rp528  billion or 13.2%  due to the increase of our operating revenue and also due to the decrease in cash payment for our expense of Rp6,211 billion, or 18.5%. This was partially offset by an increase of Rp1,809 billion, or 32.4%, in payment for income tax and cash payment to employees of Rp1,721 billion, or  21.1%.

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2.       Cash Flows from Investing Activities

Net cash flows used in investing activities in 2013 was Rp22,702 billion (US$1,865 million) compared to Rp11,311 billion in 2012. This increase was primarily due to an increase of Rp11,423 billion in acquisition of property and equipment. This was partially offset by a decrease of Rp1,720 billion or 42.9% and an increase of cash received in divestment of subsidiary and associate company Rp926 billion.

3.       Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp13,327 billion (US$1,095 million) in 2013 compared to Rp13,314 billion in 2012. This increase by Rp13 billion, or 0.1%, was primarily due to a increase of Rp2,368 billion in proceed from sale of treasury stock and a decrease of Rp1,744 billion, in payments for treasury stock. This was partially offset by an increase of Rp1,227 billion, or 17.2%, in cash dividends paid to our stockholders due to the increase of our operating profit and a decrease of Rp1,271 billion obtain from additional bank loan.

Year ended December 31, 2012 compared to year ended December 31, 2011

1.       Cash Flows from Operating Activities

Net cash provided by operating activities in 2012 was Rp27,941 billion (US$2,898  million) compared to Rp30,553  billion in 2011. The decrease was primarily due to an increase of Rp8,235 billion, or 32.4%, in cash payments for expenses. This was partially offset by an increase of Rp4,391 billion, or 6.5%, in cash receipts from customers due to the increase of our revenues.

2.       Cash Flows from Investing Activities

Net cash flows used in investing activities in 2012 was Rp11,311 billion (US$1,173 million) compared to Rp14,505 billion in 2011. This decrease was primarily due to an increase of Rp3,975 billion, in purchases of available for sale financial assets and a decrease of Rp4,976 billion, or 37.7%, in cash payments for the acquisition of property and equipment. This was partially offset by a decrease of Rp1,862 billion or 14,323.1% in proceeds from insurance claims relating to unsuccessful launch of the Telkom-3 satellite.

Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2012, other current financial assets totaling Rp4,338 billion (US$450 million) in mutual funds and other marketable securities were outstanding.

3.       Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp13,314 billion (US$1,381 million) in 2012 compared to Rp15,539 billion in 2011. This decrease by Rp2,225 billion, or 14.3%, was primarily due to a decrease of Rp3,075 billion, or 41.9%, in repayment of two-step loans and bank loans and a decrease of Rp315 billion, or 15.3% in payments for treasury stock. This was partially offset by an increase of Rp1,058 billion, or 17.4%, in cash dividends paid to our stockholders.

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D.      Obligation and Commitment

1.       Contractual Obligation

The following table sets forth information on certain of our material contractual obligations as of December 31, 2013.

	By Payment Due Dates
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Short-Term Loan(1)(6)	432	432
Long-Term Debts(2)(6)	14,855	4,445	5,405	1,756	3,249
Capital Lease Obligations(3)	4,969	648	1,060	1,097	2,164
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations(7)	1,935	423	360	782	370
Operating Leases(4)	14,037	1,845	3,270	3,095	5,827
Unconditional Purchase Obligations(5)	18,461	18,461	-	-	-
Total	54,689	25,254	10,095	6,730	11,610

(1)        Related to liabilities under short-term loans obtained from Bank CIMB Niaga Bank UOB, Bank Danamon, BRI and other banks. See Note 17 to our Consolidated Financial Statements.

(2)        See Notes 18-20 to our Consolidated Financial Statements.

(3)        Related to the leases of the slot site of the tower, property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets.

(4)       Related primarily to leases of leased line, telecommunication equipment and land and building.

(5)       Capital expenditures committed under contractual arrangements.

(6)        Excludes the related contractually committed interest obligations.

(7)       See “Business Overview – Risk Factors – Risks Related to Our Business – Financial Risks – We are exposed to interest rate risk”.

See Note 41 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2013, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. In 2013 we contributed Rp302 billion to our post-retirement health care benefits plan and to our defined benefit pension plan Rp182 billion. See Notes 34 and 36 to our Consolidated Financial Statements.

2.       Indebtedness

Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2013		2012	2011
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Indonesian Rupiah	17,554	1,441	16,192	14,142
US Dollar(1)	1,724	142	2,052	2,561
Japanese Yen(2)	979	80	1,031	1,168
Total	20,256	1,663	19,275	17,871

(1)       The amounts as of December 31, 2011, 2012 and 2013 translated into Rupiah at Rp9,075, Rp9,645 and Rp12,180 = US$1, respectively, being the Reuters sell rates for US Dollar at each of those dates.

(2)       The amounts as of December 31, 2011, 2012 and 2013 translated into Rupiah at Rp117.0, Rp111.8 and Rp115.9 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

Of our total indebtedness, as of December 31, 2013, Rp5,525  billion, Rp6,465  billion and Rp2,853 billion were scheduled for repayment in 2014, 2015 to 2016 and 2017 to 2018 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 17-21 to our Consolidated Financial Statements.

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3.       Material Contract

In 2013 and 2012, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business.

E.      Liquidity

1.       Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

a.       Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31,2013, we had Rp14,696 billion in cash and cash equivalents available. In 2013, cash and cash equivalents increased by Rp1,578 billion. In 2012, the increase of cash flow provided by operating activities primarily arise from cash receipts from customers of Rp5,103 billion.

We made net repayments of current indebtedness for borrowed money of Rp7,967 billion in 2011, Rp5,843 billion in 2012 and Rp6,239 billion in 2013. Cash outflows in 2013 reflected payments for long-term liabilities of Rp4,803 billion and Short-term liabilities of Rp407 billion.

Our internal liquidity strength reflected in our current ratio, which we calculate as current assets divided by current liabilities, increased from 116.0% as of December 31, 2012 to 116.3% as of December 31, 2013.

b.       External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, two-step loans, bonds and notes payable. During the year 2013 we used external liquidity bank loans of Rp2,665  billion; and Short-term bank loans of Rp813  billion.

c.        Outstanding Liquidity Sources

We had undrawn loan facilities which include the following sources of unused liquidity:

–         Bank CIMB Niaga loan facility in the amount of Rp1,053 billion;

–         Japan Bank for International Cooperation loan facility in the amount of USD31,350,000;

–         BNI loan facility in the amount of Rp350 billion;

–         UOB loan facility in the amount of Rp70 billion;

–         BRI loan facility in the amount of Rp49 billion;

–         Bank Ekonomi Raharja loan facility in the amount of Rp18 billion;

–         Bank Bukopin loan facility in the amount of Rp9 billion;

–         BRI Syariah loan facility in the amount of Rp1,402 million;

–         Bank Syariah Mandiri loan facility in the amount of Rp1,297 million; and

–         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp749 million.

F.       Net Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to a deficit Rp3,866  billion as of December 31, 2012 and surplus Rp4,638  billion (US$381  million) as of December 31, 2013. The increase in net working capital was primarily due to:

–         A substantial increase of Rp2,534  billion in other current financial assets;

–         An increase of Rp1,578 billion in cash and cash equivalents; and

–         A increase of Rp3,926 billion in trade payables from third parties.

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This was partially offset by:

–         An decrease of Rp899  billion in accrued expense;

–         An decrease of Rp528  billion in current maturities of long-term liabilities; and

–         A increase of Rp105 billion in asset held for sale.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

G.      Solvency

Our solvency or our ability to meet our short-term and long-term obligations highly influenced by our source of liquidity. Refer to explanation on “Liquidity”.

1.       Current Liabilities

Our ability to pay our current liabilities is indicated by the ratios on the table below:

Ratios	2013	2012
Current ratio	116.3%	116.0%
Quick ratio	114.5%	113.6%
Cash ratio	75.8%	72.4%

2.       Non-Current Liabilities

Our ability to pay our debt is indicated by the ratios on the table below

Ratios	2013	2012
Debt to equity ratio	33.5%	37.4%
Debt to EBITDA	46.4%	48.0%
Times interest earned ratio	29.0 times	19.5 times

For detail discussion about our debt, see Notes 17-21 to our Consolidated Financial Statements.

H.      Receivable Collectibility

Our receivable collectability, indicated by the ratios average collection period that show an average of days that we take to collect our receivable and receivable turnover that show how many times in average the funds invested in receivable are turned in one year.

Our average collection period were 26.5 days in 2013 and 24.7 days in 2012. Our receivable turnover for 2013 and 2012 were 13.8 and 14.8.

We have made provision for impairment of receivables based on the collectability amount of the historical impairment rates and individual account of its customers’ credit quality and credit history, amounted to Rp2,872 in 2013 and Rp2,047 billion in 2012. As of December 31, 2012 and 2011, the carrying amount of our receivables considered past due but not impaired amounted to Rp2,418 billion and Rp2,189 billion, respectively. We concluded that past due but not impaired receivables, along with receivables that are neither past due nor impaired, are due from customers with good debt history and are expected to be recoverable.

For detail discussion about our receivable, see Note 6 to our Consolidated Financial Statements.

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I. Capital Structure
Our capital structure as of December 31, 2013 is described as follows:

	Amount (Rp billion)	Portion (%)
Short Term Debt	432	0.5
Long Term Debt	19,824	24.6
Total Debt	20,256	25.1
Equity attributable to owner	60,542	74.9
Total Invested Capital	80,798	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI, BRI and Bank Mandiri, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2013, our debt to equity ratio was 33.5% and our debt service coverage ratio was 6.2, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For detail discussion about management policy on capital structure, see Note 45 to our Consolidated Financial Statements.

J.       Capital Expenditure

In 2013, we incurred capital expenditures of Rp24,898 billion (US$2,046 million), less than the originally budgeted Rp27,243 billion. This decrease was mainly due to the delay of our SCCS development projects.

Our capital expenditures are grouped into the following categories for planning purposes:

–         Broadband services, which consist of broadband, IT, application and content and service node;

–         Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

–         Optimizing legacy, which consists of fixed wireless and fixed wireline; and

–         Capex supports.

Of our Rp24,898 billion capital expenditure in 2013, Telkom (as parent company) incurred capital expenditures of Rp5,313 billion (US$437 million), Telkomsel incurred capital expenditures of Rp15,662 billion (US$1,287 million) and our other subsidiaries incurred capital expenditures of Rp3,923 billion (US$322 million) as follows:

Table of realization of our capital expenditure
	Years Ended December 31,
	2013	2012	2011
	(Rp billion)	(Rp billion)	(Rp billion)
Telkom (parent company)
Broadband service	3,285	1,662	1,875
Network service	1,674	2,060	1,979
Optimizing legacy	191	86	156
Support	162	232	192
Subtotal for Telkom	5,313	4,040	4,202
Subsidiaries
Telkomsel	15,662	10,656	8,472
Others	3,923	2,576	1,929
Subtotal for subsidiaries	19,585	13,232	10,401
Total for Telkom Group	24,898	17,272	14,603

Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.

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K.      Material Commitment for Capital Investment

1.       Purpose of the Commitment

As of December 31, 2013, we had material commitments for capital expenditures under certain contractual arrangements of Rp18,461 billion, principally relating to procurement and installation of switching equipment, transmission equipment and cable network. These include, among others, broadband access development with MSAN platform, GPON project, metro Ethernet expansion project, , Sumatra-Bangka SBCS project, Tarakan-Tanjung Selor TSCS project, Luwuk-Tutuyan TSCS project, DWDM and DWDN project, new fiber optic cable deployment as an alternative route, JASUKA ISP WDM Sumatera Bangka Cable System , IP Radio Equipment project, XGPON project, Telkom cache system project, TITO project, Indonesia Wi-Fi project, VPN CISCO project, OSP FTTH project, Internet Protocol Backbone (“IPBB”) project, Wireless Access Gateway project, Sulawesi Maluku Papua cable system, PE Speedy project, Surabaya-Ujung Pandang-Banjarmasin Backbone Ring Capacity project and Wi-Fi CISCO project.

Our subsidiary, Telkomsel, has material commitments for capital expenditures related, among others, to the construction of combined 2G and 3G core network as well as maintenance and procurement of equipment and related services for Next Generation Convergence, IP RAN Rollout and Technical Support,  Next Generation Convergence Core Transport Rollout, Gateway GPRS Support Node (“GSSN”). In addition, TelkomProperty,  Mitratel and Telin also have material commitment for capital expenditures, each related to construction of Telkom Landmark Tower building,  telecommunication towers and OSS-BSS-VAS System Rollout and Radio Access Network (“RAN”) procurement.

For more detailed discussion regarding our material commitments for capital expenditures, see Note 41A to our Consolidated Financial Statements.

2.       Source of Funds

Historically, we have good leverage and funded our capital expenditures from cash operating activities and external funds are still in the optimal capital structure. In 2014, we allocate capital expenditure increased significantly in accordance with the company's business expansion plan, the amount of capital expenditure to revenue ratio in the range of 25%-30%. The increase in capital expenditure is the most significant will be allocated in proportion to the increase in broadband services and also to the subsidiary entities.

We expect to fund the above commitments with our internal and external sources of funds. See explanation on “Capital Expenditures”.

3.       Denomination of Currency

As of December 31, 2013, details of material commitment for capital investment by currency are as follows:

Currencies	Amounts in Foreign Currencies (in millions)	Equivalent in Rupiah
Rupiah	-	10,404
US Dollar	660	8,043
JPY	58.0	7
Euro	0.3	5
SGD	0.2	2
		18,461

4.       Planned Actions to Mitigate Foreign Exchange Risks

We are exposed to foreign exchange risk on sales, purchases and borrowings transactions that are denominated in foreign currencies, primarily in US Dollars and Japanese Yen. Nevertheless, our exposure to foreign exchange rates risk is not material.

Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

For detail discussion on material commitments for capital investment, see Notes 41 and 44 to our Consolidated Financial Statements.

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OTHER DISCLOSURES

A.      Changes in Accounting Policies

There are no changes in accounting policies implemented in the preparation of the 2013 Consolidated Financial Statements, except for the implementation of a number of financial accounting standards (SAK) that have been revised and are effective as of January 1, 2013, among others:

SAK	Impact of SAK Application
PSAK 38 (revised 2012) , "Common Control Business Combination "

The company shall:

–         implement pooling of interest method for an entity that received the business, with assumption at the initial business merger under common control, and not since the beginning of the comparative period; and

–         the entity that receives as well as the one that dispose the business, in a business combination under common control, shall recognize the difference between compensation transferred or received, and the carrying amounts of each transaction of the business combination under common control, or the carrying amounts of the business disposed in the equity statement and present it as the additional paid-in capital.

PSAK 60 (revised 2010), "Financial Instruments: Disclosures

The company shall:

–         provide qualitative disclosure in the context of quantitative disclosures related to credit risk, liquidity risk and market risk;

–         eliminate the requirement on exception to disclosures of credit risk, liquidity risk and market risk due to materiality limits;

–         exception to disclosure of maximum value of credit risk exposure of financial instruments which carrying amount represent the best amount of maximum exposure to credit risk; disclosure of financial effect of collaterals held as security and other credit quality improvement, with reference to the numbers that best reflects the maximum exposure to credit risk; and remove the disclosure requirements of the carrying amount of financial assets that are not yet due, or those that are not impaired based on renegotiated;

–         eliminate disclosure requirements description of collateral held as security and other credit quality improvement and the estimated fair value of financial assets that are past due at the end of the reporting period but not impaired, and for financial assets that are individually determined to be impaired;

–         emphasizing the disclosure requirements of financial assets or non-financial assets acquired during the period through transfer of ownership of collateral held as security, or require other credit quality improvement (eg. guarantees), and those assets meet the recognition criteria in other relevant PSAK; and

–         eliminate the requirement on implementing guidelines for disclosure related to materiality, as this requirement is basically covered in PSAK 1 "Presentation of Financial Statements".

For comprehensive discussions on significant changes of statement of financial accounting standards (PSAK), see Note 2a to the Consolidated Financial Statements.

B.      Changes in Laws and Regulation

During the year 2013 there were no changes in laws and regulation that significantly influence the Company. See discussion in “Additional Information (for ADR Shareholders) – Legal Basis and Regulation”.

C.      Exchange Controls

1.       Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

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	at Period End	Average	Low	High
Calendar Year	(Rp Per US$1)
2009(1)	9,400	10,356	11,980	9,400
2010(1)	8,991	9,078	9,365	8,924
2011(1)	9,068	8,773	9,170	8,508
2012(1)	9,670	9,419	9,670	9,000
2013	12,189	11,597	12,270	10,922
September(2)	11,613	11,346	11,613	10,922
October(2)	11,234	11,367	11,593	11,018
November(2)	11,977	11,613	11,977	11,354
December(2)	12,189	12,087	12,270	11,830
2014	11,634	12,057	12,267	11,620
January(2)	12,226	12,180	12,267	12,047
February(2)	11,634	11,935	12,251	11,620

Source: Bank Indonesia

(1)       Determined based upon the last day middle exchange rate of each month announced by Bank Indonesia applicable for the period.

(2)     Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2013, the average rate of Rupiah to the US Dollar was Rp11,597, with the lowest and highest rates being Rp12,270 and Rp10,922, respectively.

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2011, 2012 and 2013. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp9,060 and Rp9,075 to US$1.00 as of December 31, 2011, Rp9,630 and Rp9,645 to US$1.00 as of December 28, 2012 and Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013.

The Consolidated Financial Statements are stated in Rupiah. The translations of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp12,170 to US$1.00 published by Reuters on December 31, 2013.

2.       Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of PKLN, we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

D.      Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks that arise from changes in exchange rates, interest rates, credit risk and liquidity risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2013, assets in foreign currencies reached 87% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2011, 2012 and 2013 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2014 or there after.

1.       Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. dollar and Japanese yen. Our exposures to other foreign exchange rates are not material. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The information presented in the following table is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2013 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2013 were Rp12,160 and Rp12,180 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

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	Outstanding Balance as of December 31, 2013		Expected Maturity Date
	Foreign Currency (million)	Rp Equiv. (Rp million)	2014	2015	2016	2017	2018	There After	Fair Value
			(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	394.30	4,801,232	4,801,232	-	-	-	-	-	4,801,232
Japanese Yen	1.23	142	142	-	-	-	-	-	142
Other(1)	11.42	138,826	138,826	-	-	-	-	-	138,826
Other Current Financial Assets
US Dollar	10.78	131,256	131,256	-	-	-	-	-	131,256
Trade Receivables
Related Parties
US Dollar	2.44	29,660	29,660	-	-	-	-	-	29,660
Third Parties
US Dollar	66.27	806,437	806,437	-	-	-	-	-	806,437
Other(1)	0.17	2,030	2,030	-	-	-	-	-	2,030
Other Receivables
US Dollar	0.68	8,271	8,271	-	-	-	-	-	8,271
Other(1)	0.13	1,584	1,584	-	-	-	-	-	1,584
Other Current Assets
US Dollar	-	-	-	-	-	-	-	-	-
Other(1)	-	-	-	-	-	-	-	-	-
Advances and Other Non-current Assets
US Dollar	5.76	70,253	70,253	-	-	-	-	-	70,253
LIABILITIES
Trade Payables
Related Parties
US Dollar	1.40	17,014	17,014	-	-	-	-	-	17,014
Third Parties
US Dollar	275.35	3,356,036	3,356,036	-	-	-	-	-	3,356,036
Other(1)	4.33	52,711	52,711	-	-	-	-	-	52,711
Other Payables
US Dollar	7.62	92,939	92,939	-	-	-	-	-	92,939
Other(1)	0.09	1,145	1,145	-	-	-	-	-	1,145
Accrued Expenses
US Dollar	51.41	626,637	626,637	-	-	-	-	-	626,637
Japanese Yen	18.63	2,158	2,158	-	-	-	-	-	2,158
Other(1)	0.01	175	175	-	-	-	-	-	175
Advances from Customers and Suppliers
US Dollar	1.60	19,526	19,526	-	-	-	-	-	19,526
Other(1)	0.01	122	122	-	-	-	-	-	122
Current Maturities of Long-term Liabilities
US Dollar	34.85	424,611	424,611	-	-	-	-	-	449,591
Japanese Yen	767.90	88,976	88,976	-	-	-	-	-	116,603
Promissory Notes
US Dollar	28.67	349,169	276,022	39,690	33,457	-	-	-	348,655
Long-term Liabilities(2)
US Dollar	78.82	960,416	-	352,264	240,707	154,036	54,318	159,091	969,551
Japanese Yen	7,678.98	889,763	-	88,976	88,976	88,976	88,976	533,859	893,355

(1) Assets and liabilities denominated in other foreign currencies are presented as US Dollars equivalents using the exchange rates prevailing at end of the reporting period.

(2) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans, obligation under finance leases and long-term bank loans, which in each case include their current maturities.

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2.       Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our  Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our  Company and our subsidiaries primarily use interest margin  and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2013  by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2013  and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2013  and (iv) the value of marketable securities is based on the value of such securities on December 31, 2013. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

	Outstanding Balance as of December 31, 2013		Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2014	2015	2016	2017	2018	There after	Fair Value
			(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah	8,185,170	8,185,170	1.00-10.75	8,185,170	-	-	-	-	-	8,185,170
US Dollar	309	3,767,769	0.03-3.00	3,767,769	-	-	-	-	-	3,767,769
Available-for-Sale Financial Assets
Rupiah	140,782	140,782	1.60-10.50	140,782	-	-	-	-	-	140,782
US Dollar	11	131,256	1.00-1.10	131,256	-	-	-	-	-	131,256
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	431,751	431,751	431,751	-	-	-	-	-	-	431,751
Interest	8,868	8,868	8,868	-	-	-	-	-	-	-
US Dollar
Principal	-	-	-	-	-	-	-	-	-	-
Interest	-	-	-	-	-	-	-	-	-	-
Long-term Liabilities (1)
Variable Rate
Rupiah
Principal	9,233,335	9,233,335		3,685,445	2,651,044	950,368	835,399	1,101,079	-	9,026,752
Interest	1,661,906	1,661,906	6.58-11	635,136	416,386	221,357	141,741	247,286	-	-
US Dollar
Principal	83	1,008,692		473,948	264,718	175,757	94,269	-	-	1,033,891
Interest	1	21,332	1.17-3.25	11,228	6,402	2,806	896	-	-	-
Fixed Rate
Rupiah
Principal	3,000,000	3,000,000		-	1,005,000	-	-	1,995,000	-	3,141,774
Interest	1,471,571	1,471,571	6-11	299,970	253,070	203,490	203,490	511,551	-	-
US Dollar
Principal	91	643,807		196,624	126,358	53,911	53,911	213,003	-	671,332
Interest	20	82,847	4-11	24,982	16,136	12,331	10,142	19,256	-	-
Japanese Yen
Principal	8,447	978,739		88,976	88,976	88,976	88,976	622,835	-	1,009,958
Interest	1,506	174,511	3.1	29,646	26,887	24,197	21,371	72,410	-	-

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	Outstanding Balance as of December 31, 2013		Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2014	2015	2016	2017	2018	There after	Fair Value
			(Rp million)
Finance Leases
Rupiah
Principal	4,897,255	4,897,255		619,554	505,559	516,397	547,251	544,922	2,163,572	4,897,255
Interest	1,927,184	1,927,184		419,551	357,392	310,156	260,375	208,217	371,493	1,927,184
US Dollar
Principal	7	71,100		28,000	19,541	18,138	5,068	353	-	71,100
Interest	1	9,085		3,215	2,639	2,506	685	40	-	9,085

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, obligation under finance leases and long-term bank loans, which in each case include their maturities.

E.      Related Party Transactions

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other State-Owned Enterprises. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions. For further details on our related party transactions, see Note 37 to our Consolidated Financial Statement.

Revenue and Expenses Transaction with Affiliate

	2013		2012
Description	Amount	% of total revenue	Amount	% of total revenue	Difference	%
REVENUE
Entity Under Common Control
Kisel	2,751	3.3	2,351	3.1	400	17.0
Indosat	1,053	1.3	1,033	1.3	20	1.9
Gratika	342	0.4	3	0.0	339	11.300
Lintasarta	64	0.1	85	0.1	(21)	(24.7)
Sub total	4,210	5.1	3,472	4.5	738	21.3
Associated Company
Indonusa[2]	45	0.1	-	-	45	100
CSM	31	0.0	47	0.1	(16)	(34.0)
Patrakom [1]	-	-	80	0.1	(80)	(100.0)
Others (each below Rp30 billion)	99	0.1	27	0.0	72	266.7
Total	4,385	5.3	3,626	4.7	759	20.9

	2013		2012
Description	Amount	% of total expense	Amount	% of total expense	Difference	%
EXPENSES
Entity Under Common Control
Indosat	1,008	1.8	1,004	1.9	4	0.4
Kisel	743	1.3	825	1.6	(82)	(9.9)
Kopegtel	692	1.2	817	1.6	(125)	(15.3)
PLN	651	1.1	660	1.3	(9)	(1.4)
Jasindo	333	0.6	370	0.7	(37)	(10.0)
SPM	118	0.2	25	0.0	93	372.0
PT Pos Indonesia	64	0.1	51	0.1	13	25.5
Jamsostek	39	0.1	36	0.1	3	8.3
Sub total	3,648	6.4	3,788	7.3	(140)	(3.7)
Entity under significant influence
Yakes	159	0.3	150	0.3	9	6.0
Associated Company
PSN	187	0.3	165	0.3	22	13.3
CSM	63	0.1	100	0.2	(37)	(37.0)
Patrakom[1]	-	-	73	0.1	(73)	(100.0)
Sub total	250	0.4	338	0.7	(88)	(26.0)
Others (each below Rp30 billion)	80	0.1	34	0.1	46	135.3
Total	4,137	7.2	4,310	8.3	(173)	(4.0)

(1)       Patrakom become a subsidiary on September 25, 2013.

(2)     On October 8, 2013,the Company sold its 80% ownership in Indonusa.

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F.       Property & Equipment

Our property and equipment is used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained elsewhere in Note 11  to our Consolidated Financial Statements.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Republic of Indonesia, pursuant to Agrarian Law No.5/1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with right to build and use for a period of 2-45 years, which will expire between 2014 and 2052. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire.

As of December 31, 2013, we, including our subsidiaries, had land use rights to 2,995  properties. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years, renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our  Company have been pledged as collateral for bonds. Certain property and equipment of our  subsidiaries with gross carrying value amounting to Rp6,214 billion as of December 31, 2013  have been pledged as collateral for lending agreements.

G.      Insurance

Our property and equipment, excluding land, are insured against risks arising from earthquake, tsunami, eruption, fire, theft, lightning, acts of God and other risks. Our assets are covered under Property All Risk Insurance Policies on a sum insured basis and a first loss basis scheme. Our insurance policies also include coverage against temporary interruptions of our business. Our Telkom-1 and Telkom-2 satellites are insured separately. Our management believes that our insurance coverage is adequate to cover potential losses from the insured risks.

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H.      Material Information and Facts

2.       Business Combination

(a)     Acquisition

(i)       Transaction With Affiliate

On September 25, 2013, based on notarial deed No. 22 of Ashoya Ratam, S.H. ,M.Kn, the Company entered  into a Sales  and Purchase Agreement (SPA) with PT Elnusa  Tbk for the Company’s acquisition of the 40%  ownership in PT Patra Telekomunikasi Indonesia (“Patrakom”) for Rp45.6 billion. The Company is related with Elnusa because of major shareholder of the Company which is the State of the Republic of Indonesia is also the major shareholder of Pertamina which is Pertamina is a shareholder of Elnusa with 41.10%  shareholding but there is no affiliate relationship in terms of management between the Company and Elnusa. In compliance with the stock exchange regulation this affiliated transaction has been reviewed by an independent party. This SPA results in the Company’s ownership in Patrakom to increase from 40% to 80%.

(ii)     Transaction With Non Affiliate

On November 29, 2013, based on notarial deed No.54 of Ashoya Ratam, S.H., M.Kn, the Company entered into a SPA with PT Tanjung Mustika, Tbk for the Company’s acquisition of the remaining 20% Patrakom for Rp24.8 billion. This SPA results in the Company’s ownership in Patrakom to increase from 80% to 100%.  Through the acquisition of Patrakom, the Company can integrate Patrakom’s business activities accordance with the Company’s business development plan.

(b)     Divestment

On October 8, 2013, the Company sold 80% of its ownership in Indonusa to PT Trans Cospora and PT Trans Media Corpora amounted Rp926 billion. Further on the same date, the Company, Metra and PT Trans Corpora signed a Shareholder  Agreement in relation to mutual relationship as shareholders of Indonusa, included the right to the Company and Metra to sell its 20% remaining ownership in Indonusa to PT Trans Corpora in 24 months after second year of closing transaction on certain price (Put Option).

3.       Off-Balance Sheet Arrangements

Our contingencies are described in Note 42 while our commitments are described in Note 41a to our Consolidated Financial Statements and summarized in the Table of Contractual Obligations on page 110-114 Other than the above, as of December 31, 2013, we had no off-balance sheet arrangements that were reasonably likely to have current or future material effects on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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4.       Subsequent Events after the Reporting Date

No	Date	Events
1	January 10, 2014	Sigma entered into short-term and long-term working capital credit facility agreements involving Rp25 billion and Rp322 billion, respectively, for the development of data center located in Sentul.
2	January 15, 2014

PT Graha Telkom sigma (GTS) and PT Granary Reka Cipta signed an agreement for the development of utilization, and the development and processing of assets that belong to GTS located in Baturiti, Tabanan Bali. The cooperation is carried out under a revenue-sharing agreement for 10 years.

3	January 20, 2014	The Company filed an objection to the Tax Underpayment Assessment for VAT for the year 2007 that was received by the Company in November 2013 (Note 31).
4	January 22, 2014

Telkomsel received a formal verdict from the Tax Court concerning Telkomsel’s claim for tax refund for import duties. Based on its verdict, the Tax Court accepted a portion of Telkomsel’s appeal. As of the issuance date of the consolidated financial statements, Telkomsel plans to refund the accepted portion of the claim amounting to Rp8.5 billion (Note 31).

5	January 23, 2014

The Company established subsidiary named PT Infrastruktur Telekomunikasi Indonesia (Telkom Infratel) that had been legalized based on the Ministry of Law and Human Rights (MoLHR) Decision Letter No.AHU-03196.AH.01.01. Year 2014.

6	January 29, 2014

The MoCI issued Decision Letter No. 42 Year 2014, granting Telkomsel the license to provide:

(1)     Mobile telecommunication services with radio frequency bandwidth in the 900 MHz and 1800 MHz bands;

(2)     Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(3)     Basic telecommunication services.

These license replaced Decision letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006.

7	January 30, 2014

The ITRB of Telkomsel, in its letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014, decided to implement the new interconnection tariffs effective from February 2014 until December 2016, subject to evaluation on an annual basis.

8	February 20, 2014	Infomedia made a drawdown from the credit facility from Bank UOB amounting to Rp70 billion.

The events above are expected to improve the Company’s performance in the future without posing a material risk to the Company. For a complete discussion regarding subsequent events after the reporting date, see Note 47 to our Consolidated Financial Statements.

5.       Subsequent Events after the Accountant’s Report Date

We are not aware of any subsequent events occurred after the accountant’s report date until the issuance date of this Annual Report.

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CORPORATE GOVERNANCE

CONCEPT AND FOUNDATION

The commitment to implement GCG in organization reflect the faith that GCG is a key element for the successful achievement of an effective, efficient and sustainable business performance needed to win the competition, and thus ensures that the company could properly fulfill its obligations to its shareholders, customers, employees, business partners, the general public, and other company’s stakeholders.

As our shares are listed and traded at the BEI as well as NYSE, not only is the implementation of GCG shall conform to stipulations set out in the Law for Limited Liability Company and the Indonesian Code of GCG as published by National Committee on Governance Policies ("KNKG") in Indonesia, but the effective practice of GCG shall also conform to the provisions of Sarbanes Oxley Act of 2002 ("SOA") and other applicable rules of the US SEC.

There are several provisions of SOA that apply to us, in particular, those under: (i) SOA Section 404 that require our management to be responsible for the creation and maintenance of adequate internal control over financial reporting (“ICOFR”) to ensure the reliability of our financial statements and that they are prepared according to the applicable accounting standards under Indonesia's Statements of Financial Accounting Standards and/or the IFRS; and (ii) those under SOA section 302 that require our management to be responsible for formulating, maintaining and evaluating the effectiveness of our disclosure procedures and controls to ensure that information disclosed in reports is in compliance with the Exchange Act and is recorded, processed, summarized and reported within the period provided and then accumulated and communicated to our management, including the President Director and Director of Finance, so that they can take decisions related to required disclosures.

In regards the independence of audit, we are comply with provisions issued by the OJK and the US SEC concerning the independence of Audit Committee members.

In line with the transformation of our business portfolios into TIMES businesses managed by us, the implementation of GCG has been further strengthened and developed within a group GCG framework. The commitment to create group GCG begins with strengthening the commitment from our BoC and BoD, through the issuance and signing of a Pact of Integrity, proofing their full commitment to the implementation of GCG.

The year 2013 was a year of strengthening of GCG throughout the group with the objective of ensuring that GCG implementation is always aligned with the growing demands in today’s business and industry, to which we responded by transforming our business portfolio and organization. The strengthening of our GCG was built and the implementation of which is developed throughout the group towards the creation of ethical business practices (GCG as ethics), integrity, proving that GCG principles are inseparable part of day-to-day activities, focusing on human and system. Through the implementation of GCG, we strive to create a phase in which the company has been managed well (good-governed company - GGC). At this stage, we are not only able to manage risk well, but also has the ability to respond to various changes, and seizing the opportunities presented by these changes to improve the capacity and the value of the company, so as to support the achievement of company long-term objectives and sustainability. (GCG in the perspective of learning organization).

TELKOM’S GCG FRAMEWORK AND PERFORMANCE

Our commitment to implement  GCG is realized through the policies on the implementation of GCG and is stipulated in BoD Decree No.29/2007 and strengthened by the Guidance for Group GCGNo.602/2011. This framework integrates certain management systems as requirement or integral part of GCG implementation, aiming to provide assurance for the effective implementation of GCG up to operational level, ensuring that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with good corporate governance practices. The various systems involved include: business ethics, policies and procedures, risk management, internal control and supervision, leadership, management of duties and responsibilities, empowerment of management and employee competences, performance evaluation, and award and recognition.

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A.      Road Map & Good Corporate Governance Strengthening Initiatives

Over time, we  continuously refines and strengthen our  GCG implementation, especially through new initiatives of integrating the management of governance risk and compliance (“GRC”) by managing business performance, GCG, risk management, legal compliance, and corporate social responsibility, which mutually supporting each other towards the company’s sustainable business growth. We realize the need to anticipate the dynamics of business, therefore a number of GCG initiatives will be continuously explored and are designed to ensure the sustainability of the organization  as we believe that rather than an impediment, GCG is actually capable of supporting a sustainable growth of the company's performance in a sustainable manner.

Our GCG implementation has gained recognition from external assessors and from the perceptions of investors, and we continually strive to improve the policy and infrastructure of GCG support system through new initiatives to strengthen governance, which we grouped into three main pillars include:

1.       Strengthening of Governance Structure

Develop governance initiatives to strengthen effective communication and relationships between the elements of the corporate structure to avoid potential agency problems and to create an effective chemistry between these elements by monitoring checks and balances and to ensure that it is characterized by the speed and accuracy of decision making, through: evaluation and improvement of BoD/BoC/Audit Committee Charter, empowerment of committees, implementation of ”six-eyes principles” to ensure accountability of business initiatives, implementation of notarial proxy, and others.

2.       Strengthening of Governance Process

Develop governance initiatives to strengthen the effective and efficient governance of company management, through: implementation of Enterprise Risk Management, implementation of Pact of Integrity within the scope of business group, strengthening IT governance, remediation of internal control and particularly of internal control over financial reporting, strengthening leadership systems, and others.

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3.       Strengthening of Culture

Instill strong values through the implementation of our corporate culture and business ethics as our capital in doing business and having an honorable workforce with morals and integrity, through implementation of segregation of duty (“SOD”) in business processes, leadership role modeling, ensuring business ethics and prudent practices, strengthening our corporate values, and others.

KEMPR	:	Planning and Risk Evaluation and Monitoring Committe	CSA	:	Control Self-Assessment
ERM	:	Enterprise Risk Management	SOD	:	Segregation of Duties
PMS	:	Performance Management System

Following is the road map of the implementation and reinforcement of GCG from 2003-2015:

2003 – 2009

-    Strengthening of GCG, Business Ethics, Distinct Job Manual ("DJM") management, evaluation of policies and procedures, human resources competences development, leadership development, strengthening of independent audit, and others, in support of compliance with SOA section 404 and section 302.

-    Implementation of integrated audit (financial audit integrated with ICOFR audit).

-    Strengthening of IT governance.

-    Evaluation and mapping of policies, business processes and operational processes.

-    Strengthening of governance structure involving: strengthening of BoC/BoD/Audit Committee Charter, revitalization of executive committees, development of Enterprise Risk Management ("ERM"), development of early warning reports, implementation of anti-fraud programs.

-    Strengthening of governance processes by ensuring the existence of formal policies in all processes to ensure responsibility and accountability.

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-    Strengthening of governance structure through management initiatives, among others: implementation of regularization memorandum, discrepancy reporting, and strengthening of whistleblowing system.

-    Strengthening of governance processes to realize risk management as a necessity in each process and a discipline risk implementation.

-    Strengthening of governance structure through policies of Pact of Integrity and the implementation of ”six eyes principle” in business initiation process.

2010

-    Strengthening of governance structure through policies in notarial deeds and strengthening of The Telkom Way corporate culture.

-    Strengthening of governance processes through risk management as a culture.

2011

-    Strengthening of governance structure through initiatives in developing Telkom Group GCG by establishing Telkom Group GCG Manual as regulated in Company Policy No.PD.602/2011.

-    Strengthening of governance processes to ensure effective risk management and compliance functions at the Company.

2012

-    Strengthening of governance structure through empowerment of Telkom Group GCG, development of GCG implementation checklist and GCG self-assessment manual for subsidiaries, and establishment of Directors of subsidiaries as members of Telkom Group Executive Board and Vice President Telkom according to the duties and responsibilities as Group Head Telkom Group, as regulated in Company Office Organization Policy No.PD.202/2012.

-    Strengthening of governance processes to ensure harmonization of business processes with business and organization transformation.

2013

-    Strengthening of governance structure through the development, implementation of GCG which involve business group, by establishing Board of Executive to prepare the Company’s capability in taking strategic steps in managing portfolio, which was supported by a more suitable parenting mechanism for business ecosystem demand.

-    Continuing to strengthening of governance processes to ensure harmonization of business process and business transformation and organization transformation to “New Telkom” in accordance with the Company Office Organization Policy of Telkom Group No.202.11/2013.

2014

-    Strengthening of governance structure through the implementationof GCG of organization with a character of a holding company, which include the subsidiaries, through the implementation of Board of Executive mechanism and its refinement.

-    Strengthening of governance processes through disciplined implementation of ISO certification-based processes in the ”New Telkom”.

2015

-    Strengthening of governance structure through the implementation of GCG assessment of subsidiaries.

-    Strengthening of governance processes to ensure ISO certification/surveillance.

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CORPORATE GOVERNANCE STRUCTURE

In enhancing our GCG practices, we aim to improve both the structure and the implementation process and ensure that the principles of transparency, accountability, responsibility, independence and fairness are applied at each level of the company. This is aimed at mitigating the risk of conflict of interest in the execution of the duties, functions and responsibilities of our BoC, BoD, management and employees.

Internally, the structure and the procedure of GCG implementation is stipulated in the BoD Decree on Guidance of GCG Management No.29/2007 and No.602/2011, which sets out an integrated operational framework to ensure that every transaction, both internal and external, is conducted in accordance with the code of conduct or the best GCG practices. Every year we evaluate the effectiveness of our implementation of this policy. In the same time, we also assure the supervision on the implementation of GCG was conducted independently and comprehensively to reach the target of efficiency throughout the company, as well as safeguarding the company’s integrity before the authorities and public in general.

A.      General Meeting of Shareholders (“GMS”)

Subject to our Articles of Association, the GMS, comprising the Annual GMS (“AGMS”) and Extraordinary GMS (“EGMS”) constitute our highest governance body and are the primary forums through which shareholders exercise their rights and authority over the management of our company. The AGMS must be held once a year, while an EGMS may be convened at any time, as needed.

1.       Telkom Shareholders

There are 2 (two) classes of shares in Telkom, namely 1 Series A Dwiwarna Shares (as controlling shareholder) and 97,100,853,599 Series B Shares.  For more detail about our shareholder composition diagram, see Company Profile – Stock Overview – Shareholder Composition.

2.       Shareholders Rights & Responsibility

At the AGMS and EGMS, shareholders are entitled to equal treatment and standing, particularly in expressing their opinions and contributing to the process of taking important and strategic decisions in relation to:

-       the election and termination of the BoC and the BoD;

-       setting  the amount of remuneration and benefits of members of the BoC and BoD;

-       evaluating the Company’s performance during the year under review;

-       deciding  on the use of the Company’s profits, including dividends; and

-       amendments  to the Articles of Association. The AGMS also has the authority to approve the Financial Statement and Annual Report.

The Government of Indonesia, as our controlling shareholder and holder of the Dwiwarna Series A shares, is required to be aware of its responsibility when exercising its influence over management in voting sessions or on other matters. The Government has exclusive rights to approve mergers, acquisitions and divestment, or to liquidate our Company based on decisions of the AGMS or EGMS.

The mechanism for exercising voting rights by shareholders during an AGMS or EGMS provides for shareholders to exercise their right to vote either in person or through their legal proxy.

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In 2013 we held the AGMS on 19April  2013  with agenda and resolutions as follow:

Agenda 1

Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2012 Financial Year including the Board of Commissioners Supervision Duty Report for the 2012 Financial Year.

Agenda 2	1.		Ratify:
a.

The Company’s Consolidated Financial Statements for the 2012 Financial Year audited by the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC- 3302/PSS/2013 dated February 28, 2013 with unqualified opinion.

b.

Partnership and Community Development Annual Report for the 2012 Financial Year in conformity with Ministry of State Owned Enterprises Regulation with comprehensive accounting bases besides Indonesian Financial Accounting Standards, audited by the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC-3319/PSS/2013 dated March 11, 2013 with unqualified opinion.

2.

Consequently, by the approval of the Company’s Annual Report and Consolidated Financial Statements) for the 2012 Financial Year and Annual Report on Partnership and Community Development Program for the 2012 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners (including all of the Board of Directors and the Board of Commissioners who quit/ended his term of office at the closing AGMS held in 2012) for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2012 Financial Year, to the extent are reflected in the Company’s Annual Report, Consolidated Financial Statements for 2012 Financial Year and Annual Report of Partnership and Community Development for the 2012 Financial Year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3	1.	Approve the appropriation of the Company’s net profit for the 2012 Financial Year in the amount of Rp12,850,149,714,095,- which will be distributed as follows:
a.

Cash dividend 55% of the net profit or in the amount of Rp7,067,582,342,752,- or at least of Rp369,082 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date);

b.

Special cash dividend 10% of the net profit or in the amount of Rp1,285,014,971,410,- or at least of Rp67,016 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date);

		c.	Recorded as Retained Earning in the amount of Rp4,497,552,399,933,- which will be used for the Company’s development.
	2.	Approve that the distribution of dividends for the 2012 Financial Year will be conducted with the following conditions:
		a.	those who are entitled to receive Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June 3, 2013 at 16:00 hours Western Indonesia Standard Time;
		b.	the Cash Dividend and Special Cash Dividend shall be paid in one lump sum on June 18, 2013.
	3.	The Board of Directors shall be authorized to regulate further the procedure of Dividend distribution and to announce the same with due observance of the prevailing laws and regulations.
	4.	Approve the amount of Partnership and Community Development Fund for the 2013 Financial Year as follows:
		a.	Partnership Program of 0.0% of the Company’s net profit for the 2012 Financial Year.
		b.	Community Development Program of Rp87,907,879,618,- equal to 0.68% of the Company’s net profit for the 2012 Financial Year.
Agenda 4

Delegate authority and authorize the Board of Commissioners with the prior approval of the holders of shares of Series A Dwiwarna to determine the amount of bonus given to members of the Board of Directors and the Board of Commissioners for the 2012 Financial Year as well as salary/honorarium, allowances and benefits, and other benefits for members of the Board of Directors and Board of Commissioners for the 2013 Financial Year.

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In 2013 we held the AGMS on 19April  2013  with agenda and resolutions as follow: (Continued)

Agenda 5	1.

Approve the reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the 2013 Financial Year which audit will consist of the audit of the Consolidated Financial Statements of the Company and audit of the Internal Control over Financial Reporting for the 2013 Financial Year.

2.

Approve the reappointment of the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2013 Financial Year.

	3.	Grants authority to the Board of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.
4.

Grants authority to the Board of Commissioners to appoint an alternate Public Accounting Firm as well as to determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm cannot perform or continue its engagement, including audit fee.

Agenda 6	1.

To Approve the changes to the Company’s plan for the use of treasury stock as result of the Share Buyback I through IV, subject to the provisions of Bapepam-LK No.XI.B.2 about Buyback Shares Issued by Public Listed Company, to include a way as the following:

		a.	Market placement
		b.	Cancellation;
		c.	Employee/ Management Stock Option Plan or Employee/ Management Stock Purchase Plan;
		d.	Equity conversion;
		e.	Funding.
2.

The Board of Directors, in the implementation of the use/transfer of treasury stock from Share Buyback Phase I, II, III and IV, must take into account the provisions of prevailing laws and regulations, and obtain prior approval from the Board of Commissioners and reported the use/transfer of the treasury stock to the Annual General Meeting of Shareholders;

	3.	The Board of Commissioners before giving approval must obtain prior approval from the holders of shares of Series A Dwiwarna.
Agenda 7	1.	Changing the nomenclature of Directors positions as follows:
		a.	Director Information Technology Solution and Strategic Portfolio became Director;
		b.	Director Enterprise & Wholesale became Director;
		c.	Director Compliance & Risk Management became Director;
		d.	Director Human Capital & General Affair became Director;
		e.	Director Network & Solution became Director;
		f.	Director Consumer became Director.
	2.	The composition of the Board of Directors who have been appointed in the AGMS dated May 11, 2012 are as follows:
		a.	Mr. Arief Yahya as President Director.
		b.	Mr. Honesti Basyir as Director of Finance.
		c.	Mr. Indra Utoyo as Director.
		d.	Mr. Muhammad Awaluddin as Director;
		e.	Mr. Ririek Adriansyah as Director.
		f.	Mr. Priyantono Rudito as Director.
		g.	Mr. Rizkan Chandra as Director.
		h.	Mr. Sukardi Silalahi as Director.
3.

Segregation of duties and authority for each member of the Board of Directors along with the nomenclature for each member of the Board of Directors outside President Director and Director of Finance are subsequently regulated by the Board of Directors.

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In 2013 we held the AGMS on 19April  2013  with agenda and resolutions as follow: (Continued)

Agenda 8	a.

To ratify the application of Regulation of Minister of State Owned Enterprises State Number: PER-12/MBU/2012 dated August 24, 2012 on Supporting Body of the Board of Commissioners in State-Owned Enterprise, as one of references for the arrangement of supporting body of the Company’s Board of Commissioners.

b.

To delegate authority to the holders of shares Series A Dwiwarna necessary to invoke the exception to the Company for the Regulation of Minister of State Owned Enterprises State Number: PER-12/MBU/2012 dated August 24, 2012 on Supporting Body of the Board of Commissioners in State-Owned Enterprise in accordance with the prevailing laws and regulations in Indonesia, including but not limited to, the laws and regulations in the field of capital market and labors.

Agenda 9	1.	Approve the Amendment to certain provisions of the Company’s Articles of Association, as follows:
a.

Article 4, paragraph 1 and paragraph 2 of the capital structure in connection with the stock split of the Company of the original Rp250,- (two hundred and fifty rupiah) to Rp50,- (fifty rupiah) per share and the subsequent delegation of authority to the Board of Directors with the prior approval of the Board of Commissioners on the execution the Company's stock split.

		b.	Article 22 paragraph 1 letter f, by removing the Partnership and Community Development Program from the Company’s Work Plan and Budget;
both amendments are in accordance with Articles of Association Amendments Matrix that have been distributed to the Shareholders of the Company.
2.

Grants authority to the Board of Directors of the Company with the right of substitution to restate the resolutions of this Meeting in a notarial deed, and further to submit a request of approval and to notify the changes in Articles of Association of the Company to the Ministry of Law and Human Rights of the Republic of Indonesia, and to register it in Company Register and announce it in the Supplement to the State Gazette, in accordance with the prevailing laws and regulations.

Agenda 10	1.

Approved the appointment of Mr. Gatot Trihargo as Commissioner of the Company with a term commencing from the closing of this Meeting and ending at the close of the fifth AGMS after his appointment which will be held in 2018;

	2.	Therefore the complete composition of the member of the Board of Commissioners are as follows:
		a.	Mr. Jusman Syafii Djamal as President Commissioner.
		b.	Mr. Parikesit Suprapto as Commissioner.
		c.	Mr. Hadiyanto as Commissioner.
		d.	Mr. Virano Gazi Nasution as Independent Commissioner.
		e.	Mr. Johnny Swandi Sjam as Independent Commissioner.
		f.	Mr. Gatot Trihargo as Commissioner.

with terms of office effective up to the closing of the Company’s AGMS which will be held in 2017, except for Mr. Jusman Syafii Djamal and Mr. Johnny Swandi Sjam up to the closing of the Company’s AGMS which will be held in 2015; while Mr. Gatot Trihargo up to the closing of the Company’s AGMS which will be held in 2018.

3.

Grants authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the changes in Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and other necessary actions in accordance with the prevailing laws and regulations.

All of the notes to the AGMS have been addressed properly in 2013.

B.      Board of Commissioners

The Board of Commissioners (“BoC”) is the company’s organ that supervises and advises the company’s management run by its Directors’. The BoC is collectively responsible to shareholders. BoC members are appointed and dismissed by shareholders through a GMS. The term of office for each member of Board of Commissioners is 5 (five) years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday.

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1.       Authorities and Responsibilities of the Board of Commissioners

-          To supervise the Company’s management performed by Board of Directors, including in corporate planning and development, operations and budgeting, and compliance with the company’s Articles of Association as well as in the implementation of GMS’s mandate and decisions. The Board of Commissioners is not authorized to run and manage the company, except in situations where all members of the Board of Directors are suspended for a certain reason.

-          To give advice and opinions to the AGMS regarding annual financial reporting, development plan, the appointment of a public accounting firm as the company’s auditor and on other important strategic issues related to the company's corporate actions.

-          To evaluate the company’s work plan and budget, to keep up with progresses made within the company, and to coordinate with the Board of Directors when there are indications that the company is in trouble, thus allowing the Directors to immediately inform the shareholders immediately and to recommend the necessary corrective measures.

-          To ensure that the corporate governance program has been implemented and maintained in accordance with prevailing rules and regulations.

2.       BoC Composition

Board of Commissioners has 6  (six) members, consisting of a President Commissioner as the board chair, and five  (5) Commissioners, two of whom are Independent Commissioners.

From January 1, 2013  through April, 19, 2013, the composition of the Board of Commissioners of Telkom comprised:

1)       Jusman Syafii Djamal, President Commissioner.

2)       Hadiyanto, Commissioner.

3)       Parikesit Suprapto, Commissioner.

4)       Johnny Swandi Sjam, Independent Commissioner.

5)       Virano Gazi Nasution, Independent Commissioner.

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On April 19, 2013, AGMS approved changes to the composition of its Board of Commissioners. Thus, as of April 19, 2013, the new composition of Board of Commissioners comprised:

1)       Jusman Syafii Djamal, President Commissioner.

2)       Hadiyanto, Commissioner.

3)       Parikesit Suprapto, Commissioner.

4)       Johnny Swandi Sjam, Independent Commissioner.

5)       Virano Gazi Nasution, Independent Commissioner.

6)         Gatot Trihargo, Commissioner

Each member of the Board of Commissioners also holds related assignments and activities in committees under the BoC as follows:

Commissioner	Related Assignment and Activities
Jusman Syafii Djamal (President Commissioner)	Apart from holding the position of President Commissioner, he is also the Chairman of the Nomination and Remuneration Committee.
Johnny Swandi Sjam (Independent Commissioner)	Also serves as the Chairman of the Audit Committee, member of the Evaluation and Monitoring of Planning and Risk Committee (“KEMPR”), and member of the Nomination and Remuneration Committee.
Virano Gazi Nasution (Independent Commissioner)	Also serves as a member of the Audit Committee, KEMPR and the Nomination and Remuneration Committee.
Hadiyanto (Commissioner)	Also serves as a member of KEMPR and the Nomination and Remuneration Committee.
Parikesit Suprapto (Commissioner)	Also serves as the Chairman of KEMPR and member of the Audit Committee and the Nomination and Remuneration Committee.
Gatot Trihargo (Commissioner)	Also serves as a member of KEMPR and the Nomination and Remuneration Committee.

Brief profiles of members of the Board are available on page 238-239 of this Annual Report.

3.       Independence of BoC and Independent Commissioners

Membership of our BoC has complied with prevailing legislations and capital market regulations regarding independence of BoC membership and number of Independent Commissioners in order to maintain independence in BoC’s supervisory roles and to ensure the implementation of the process of checks and balances. None of our  BoC members is related by marriage or by blood to each other up to the third degree, both in a straight line or lines to the side. We have 2 (two) Independent Commissioners, or 33% of the total members of the Board. This number has also exceeded the 30% minimum limit set for independent commissioners set by the Indonesia Stock Exchange. The primary task of independent commissioners in addition oversight is to represent the interests of minority shareholders.

4.       Procedure of Determination of BoC Remuneration

Each member of the Board of Commissioners is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on Company’s performance and achievement which amount is determined by the shareholders in GMS. Commissioners are also entitled to a lump sum allowance upon resignation (at the end of their term).

BoC Remuneration is calculated based on a formula set by the Nomination and Remuneration Committee that is also used for the determination of BoD salaries, and in percentage refers to the President Director’s salary that has been approved by the GMS. Pursuant to Minister of SOE Regulation PER-07/MBU/2010. The GMS could specify a different type of income and/or certain amount from that which has been set out in this ministerial regulation.

The procedures to determine BoC remuneration are as follows:

-          The BoC asks the Nomination and Remuneration Committee to draft a proposal for BoC remuneration.

-          The Nomination and Remuneration Committee asks an independent party to develop a remuneration framework for BoC.

-          The  Nomination and Remuneration Committee proposes such framework to BoC.

-          The BoC then proposes remuneration for BoC members to the GMS.

-          The GMS determines remuneration of BoC members.

For the year 2013, the total remuneration of our Commissioners is Rp18,3 billion, or each of Commissioner  received remuneration amounting to Rp3,1 billion.

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5.       Board of Commissioners Activity Report

a.       Implementation of Duties of BoC

In broad terms, throughout 2013, the Board of Commissioners has engaged in the following:

i.         To discuss, give opinion and advice, and ask for clarification, concerning, among others, the following:

-          Changes in the organization structure.

-          Ratifying the RJPP/CSS for 2014-2018.

-          Execution of the 2013 Work Plan and Budget (“RKAP”) and including the 2013 Capex, and ratifying the draft for 2014 RKAP.

-          Overseas expansion to 10 countries (Singapore, Hong Kong-Macau, Timor Leste, Australia, USA, Taiwan, Malaysia-Brunei, SaudiArabia, New Zealandand Myanmar) as the embodiment of our vision to become the leading TIMES player in the region.

-          Corporate action plan on PT Indonusa Telemedia, Patrakom and establishment of InfraCo.

-          Plan for treasury stock transfer.

-          Key Performance Indicator (“KPI”) for all members of the BoD based on the Management Contract formulated by the BoC and constituting part of the evaluation of individual members of the BoD by the BoC.

ii.        Provide response on periodic reports submitted by the Directors. Provide response on the Company's Financial Statements for Quarter I year 2013, Quarter II year 2013, and Quarter III year 2013 and forwarded such responses to the Dwiwarna Shareholder.

iii.      Perform such duties related to the implementation of GMS:

-          Discuss the agenda for the Annual GMS for fiscal year 2012.

-          Discuss the stock split plan.

-          Discuss and propose the Public Accountant Firm ("KAP") to perform the audit on Financial Statements for the fiscal year ending on December 31, 2013.

-          Discuss and propose the remuneration for the Board of Directors and the Board of Commissioners.

b.       BoC Meeting

The BoC holds a meeting at least once a month or when deemed necessary by one or more members of the BoC, or upon the written request from one or more shareholders holding at least one tenth of our  outstanding shares.

The mechanism for decision-making in BoC meetings is based on consensus by deliberation. If no consensus is reached, decisions are based by majority voting of members that are present or represented by proxy at the meeting. If there are equal votes for and against a decision, then the decision shall be based on the opinion of the Chairman of the meeting. The quorum for all meetings of the BoC is more than half the BoC members who are present at the meeting, or represented by proxy to a member present at such meeting.

In 2013, BoC met 13  (thirteen) times. BoC also held 14 joint-meetings with BoD throughout  2013.

Tableof Attendance of BoC Meetings

Name	Position	Attendance
Jusman Syafii Djamal	President Commissioner	13 of 13
Johnny Swandi Sjam	Independent Commissioner	12 of 13
Virano Gazi Nasution	Independent Commissioner	13 of 13
Hadiyanto	Commissioner	9 of 13
Parikesit Suprapto	Commissioner	13 of 13
Gatot Trihargo*	Commissioner	8 of 10

 * since April  19, 2013

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Table of Attendance of BoC and BoD Joint Meetings.

Name	Position	Attendance
Jusman Syafii Djamal	President Commissioner	14 of 14
Johnny Swandi Sjam	Independent Commissioner	14 of 14
Virano Gazi Nasution	Independent Commissioner	13 of 14
Hadiyanto	Commissioner	12 of 14
Parikesit Suprapto	Commissioner	14 of 14
Gatot Trihargo*	Commissioner	11 of 11
Arief Yahya	President Director /CEO	13 of 14
Muhammad Awaluddin	Director of Enterprise &Business Service	11 of 14
Honesti Basyir	Director of Finance	12 of 14
Priyantono Rudito	Director of Human Capital Management	11 of 14
Rizkan Chandra	Director of Network, IT & Solution	10 of 14
Sukardi Silalahi	Director of Consumer Service	14 of 14
Ririek Adriansyah	Director of Wholesale & International Service	11 of 14
Indra Utoyo	Director of Innovation & Strategic Portfolio	13 of 14

* since April  19, 2013

6.       Competency Improvement Program for Commissioners

In 2013, we held a number of trainings to improve the competence of BoC members.

Training Program for Commissioners Improvement

Name	Program	Location	Date
Jusman Syafii Djamal	Mobile World Congress 2013	Barcelona, Spain	February 25 – 28, 2013
Parikesit Suprapto	Mobile World Congress 2013 Technology Development Update	Barcelona, Spain China	February 25 – 28, 2013 October 17 – 21, 2013

7.       Assessment on the Performance of Board of Commissioners

As a general rule, the GMS performs the assessment on the performance of the BoC, regarding the discharge of BoC duties and responsibilities in the respective year.

Accountability of the duties and responsibilities of the Board of Commissioners for fiscal year 2013 will be carried out in the GMS in 2014.

GCG Assessment for Board of Commissioners

We also conduct an assessment on the implementation of GCG by the BoC as an organ of GCG. The GCG assessment process is performed by the IICG, an independent agency that performs a CGPI rating on Telkom. There are eleven aspects being assessed in the implementation of GCG towards an ethical, honorable, fair and accountable business, namely the aspects of commitment, transparency, accountability, responsibility, independence, fairness, competence, leadership, strategy, policies, and knowledge management.

In this GCG assessment, we received  the rating of “Indonesia’s Most Trusted Company”.

8.       BoC Secretary

BoC is assisted by a Secretary of the BoC for ensuring that in performing their tasks, has complied with Telkom’s Articles of Association and applicable legislations.

9.       BoC Address

BoC’s official address is Grha Merah Putih Building, 5th Floor, Jl. Jend. Gatot Subroto Kav.52, Jakarta 12710, Indonesia.

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C.      Board of Directors

1.       Structure of the Board of Directors

The BoD are elected and dismissed by the GMS. To be elected, candidates must be nominated by the Government as holder of the Dwiwarna Series A Share. The term of office for each Telkom’s Director is 5 (five) years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday. Shareholders, through an AGMS or an EGMS, have the right to discharge a Director at any time before the expiration of his/her term of office.

On April 19, 2013, AGM has approved the changes of the Board of Directors compositionas follow:

1.	Arief Yahya, President Director (CEO)
2.	Honesti Basyir, Finance Director (CFO)
3.	Indra Utoyo, Director
4.	Priyantono Rudito, Director
5.	Sukardi Silalahi, Director
6.	RizkanChandra, Director
7.	Muhammad Awaluddin, Director
8.	Ririek Adriansyah, Director

Furthermore, based on the AGM resolution, the division of tasks and responsibilities for each member of the Board of Directors, along with the nomenclature for each member of the Board of Directors, aside the President Director and Financial Director, is determined based on the BOD’s decision. That BOD’s decision was determined on June 28, 2013 with the division of task, authorities and nomenclature BOD as follows:

1.	Sukardi Silalahi as the Director of Consumer Service (CONS)
2.	Muhammad Awaluddin as the Director of Enterprise & Business Service (EBIS)
3.	Ririek Adriansyah as the Director of Wholesale & International Service (WINS)
4.	Rizkan Chandra as the Director of Network, IT & Solution (NITS)
5.	Indra Utoyo as the Director of Innovation & Strategic Portfolio (ISP)
6.	Priyantono Rudito as the Director of Human Capital Management (HCM)

2.       Scope and Main Duties of the Board of Directors

Pursuant to the Company's Articles of Association, the BoD is primarily responsible for leading and managing the company's operations as well as controlling and managing its assets, under the supervision of the BoC.

The BoD also has the right to act for and on behalf of the company, inside or outside the Court of Law, on any matters  and for any events, with any other parties.

The main duties of each Director are as follow (according to PD.202.11/r.00/HK.200/COP-B0400000/2013 on the Organization of Telkom Group):

a.       President Director as CEO of Telkom Group

-

To coordinate the process of structuring and/or reconstruction of the aspects of corporate philosophy, which includes but is not limited to vision, mission, objectives, corporate culture, and leadership architecture.

-

To formulate and to state the strategic direction for the conditioning ofthe Company’s capability in realizing sustainable competitive growth across Telkom Group’s business portfolio and risk management as well as interfacing with external constituent.

-	To control the strategic planning function within the Telkom Group and to direct businesses development by focusing on new businesses portfolio.
-	To control corporate direction in driving new business, entering/developing new markets and for internationalization/regionalization.
-	To control the management of strategic aspects and finance, human capital and innovation and strategic portfolio management on the entire businesses portfolio of Telkom's group.
-

In charge of leadership development program in Telkom Group, and to appoint and to dismiss certain official positions, in accordance with the established career management regulations, and leadership development program for the entire Telkom Group.

-	To submit reports on the Company’s performance as required for a public company on a regular basis.

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b.       Director of Innovation & Strategic Portfolio (“ISP”)

-	To determine the concept and formula of the Company's Long-Term Plan (corporate strategic scenario).
-

To determine the governance policies and the mechanisms of the management of corporate planning and strategy (policies on the level of planning and strategy - corporate level, business level and functional level).

-	To determine the strategy and the policy of the Telkom Group's business portfolio.
-	To determine the strategy, policy and recommendation for corporate action and strategic investment for the development of Telkom Group's business.
-	To determine the innovation strategy in order to explore new sources of growth for Telkom Group's business portfolio.
-	To determine the parenting strategy to harmonize and optimize the capability of the Telkom Group's business entities in enhancing the Company’s value.
-	To determine the policy, governance, and mechanisms of innovation to develop Telkom Group's business portfolio.
-	Determining the policy, governance, and mechanisms of managing the synergy of Telkom Group.
-	To carry out the advisory function in the process of determining the corporate level strategy, especially on matters related to business portfolio development.
-	To ensure the effectiveness of risk management in all business processes for the entire units under the ISP Directorate.

c.        Finance Director (“KEU”)

-	To determine the concept and the formula of the Company’s Long-Term Financial Planning for Telkom Group.
-

To facilitate the process of concepting the corporate level strategy, particularly the financial perspective on, but is not limited to, strategic budgeting, business & investment, parenting strategy, subsidiary performance, and capital management.

-

To determine financial and logistic strategy and policies, which include, but is not limited to Financial Policy, Financial System Support Policy, Asset Management & Logistic Policy, Asset Management & Logistic.

-	To determine the governance policies and the financial accounting management (accounting), accounting management (budgeting), and corporate finance (treasury).
-	To determine the policies, governance, and mechanism of managing the Annual Work Plan Budget (RKAP).
-	To carry out the advisory role in determining corporate level strategy, particularly for matters related to Telkom Group’s financial resources.

d.       Director of Human Capital Management (“HCM”)

-	The determine the concept and formula for Human Capital Long Term Plan and Human Capital Master Plan in Group.
-

To facilitate the process of formulating corporate level strategy, particularly on aspects related to the development of center of excellent, organization behavior, corporate culture, and leadership architecture.

-	To determine the strategy and policies for human capital function, including but is not limited to human capital policy, organisation development, and industrial relation.
-	To determine the governance policy, and the mechanism for the management and planningof resources related to the development, utilization and management of human resource.
-

To determine the policy, governance, and mechanism for the development and interrelation of the entities/institutions related to human resources management, including but is not limited tothe pension fund management institutions, employee and retire health care institutions, skill and competence development insitution or educational institution, and labour union.

-	To conduct the advisory role in determining corporate level strategy, especially for matters related to Telkom Group’s human resources development.

e.        Director of Network, IT& Solution (“NITS”)

-

Determining the business plan and strategy in order to leverage the capability of company’s resources to develop/exploit the established business/ services by utilizing infrastructure, IT and solution to support Telkom Group business portfolio synergistically.

-	Determining the policy, governance, and mechanism for the utilization of infrastructure/ network to support the growth of Telkom Group business portfolio.
-	Determining the policy, governance, and mechanism for the utilization of IT to support the growth of Telkom Group business portfolio.
-	Determining the policy, governance, and mechanism for the conditioning of excellent performance of services/ solutions to support sustainable competitive growth of Telkom Group.
-

To manage and to control the parenting mechanism in accordance with the parenting strategy on the entire units under the Directorate of NITS and/ or other units directly involved in the process of managing the infrastructure utilization and operation.

-	Ensuring the effectiveness of risk management in all business processes in all units under the Directorate of NITS.

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f.        Director of Consumer Service (“CONS”)

-

To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantage to win the competition and long term growth of the consumer segment business portfolio (consumer home services and consumer personal services) within Telkom Group.

-

To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the consumer segment business within Telkom Group.

-	To determine the policy, governance, and mechanisms of the management of the consumer segment marketing functions.
-	To determine the policy, governance, and mechanisms of the management of the consumer segment sales and/ or partnership function.
-	To determine the policy, governance, and mechanism of the management of customer relationship management on the consumer segment.
-	Ensuring the effectiveness of business risk management in all units under the Directorate of Consumer Service.

g.        Director of Enterprise Business Service (“EBIS”)

-

To define the business strategy and planning to leverage the Company's resources capability in creating a competitive advantage to win the competition and to achieve long term growth of the corporate segment business portfolio (enterprise and business) of Telkom Group.

-

To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entities managing the corporate segment business (enterprise and business) of Telkom Group.

-	To determine the policy, governance, and mechanisms of the management of corporate segment marketing function (enterprise and business).
-	To determine the policy, governance, and mechanisms of the management of the corporate segment sales and/or account management function (enterprise and business).
-	Determine the policy, governance, and mechanism of customer relationship management for corporate segment (enterprise and business).
-	Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Enterprise Service.

h.       Director of Wholesale & International Service (“WINS”)

-

To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantages to win the competition and to achieve long term growth of the Wholesale & International segment business portfolio of Telkom Group.

-

Determining the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the business operations for the Wholesale & International segment of Telkom Group.

-	Determining the policy, governance, and mechanisms of the management of Wholesale & International segment marketing functions.
-	Determine the policy, governance, and mechanisms of the management of the Wholesale & International segment sales and/or account management function.
-	Determining the policy, governance, and mechanisms of the management of customer relationship management for Wholesale & International segment.
-	Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Wholesale & International segment.

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3.       BoD Charter

In the case of activities and actions in the management of the Company that are not governed by our Articles of Association or the provisions of the law, procedures are followed that support the principle of accountability through consensus, agreement and/or rules between the members of the BoD. This charter is aimed at expediting the decision making process, reducing bureaucracy in the administration of the Company’s management, and supporting improvements in performance. This charter also governs the working relationship between the BoD and the BoC, which is an institutional relationship in that it is based on countable management and supervisory mechanisms in accordance with the prevailing provisions.

4.       Policies on BoD Remuneration

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our GMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from the BoC before being considered by shareholders at an AGMS.

5.       Determination of the Board of Directors’ Salary, Allowances and Facilities

The Nomination and Remuneration Committee is responsible for formulating the Directors’ salaries, which is further discussed in a joint meeting of the BoD and BoC for approval. Following review by the Nomination and Remuneration Committee and approval by the joint meeting of BoD and BoC, the formula is then submitted to the AGMS for consideration and approval.

In compliance with prevailing regulations, the remuneration, allowances and facilities for members of the BoD are reported to the capital market authorities and the Dwiwarna Series A Shareholder.

For the year 2013, the total remuneration of our Directors is Rp59,5 billion, or each of Director received remuneration amounting to Rp7,4 billion.

6.       Board of Directors’ Meetings

Meetings of the BoD are chaired by the President Director. In the event that the President Director is unavailable or absent for a reason, the meeting will be chaired by a member of the BoD appointed in the meeting.

The BoD meeting may be held at any time deemed necessary at the request of one or more members of the BoD, at the request of the BoC or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of Common Stock.

The decisions of the BoD meeting shall be reached by consensus through deliberation. If this method fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting. A quorum is reached at a BoD meeting if more than half of the members of the BoD are present or represented legally in the meeting. Each BoD member who is present at the meeting shall be entitled to cast one vote (and one vote for each other member of the BoD that he/she represents).

In 2013 BoD met 46 times.

Table of BoD Attendance

BoD	Position	Attendance
Arief Yahya	President Director	39 from 46
Indra Utoyo	Director of Innovation & Strategic Portfolio	43 from 46
Honesti Basyir	Director of Finance	42 from 46
Priyantono Rudito	Director of Human Capital Management	40 from 46
Sukardi Silalahi	Director of Consumer Service	44 from 46
Muhammad Awaluddin	Director of Enterprise Business Service	41 from 46
Ririek Adriansyah	Director of Wholesale & International Service	41 from 46
Rizkan Chandra	Director of Network, IT & Solution	35 from 46

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7.       Competence Enhancement Programs for Directors

Throughout 2013, members of our BoD have attended a number of training programs, workshops, conferences and seminars, as participant, in order to enhance their professional competences.

Table of Competence Enhancement Programs for Directors:

Name	Program	Location	Date
Arief Yahya

CEO Roundtable Discussion - OPTUS SINGTEL GROUP

Mobile World Congress 2013

Future Thinking and Strategy Development Seminar

ABAC (APEC Business Advisory Meeting) Conference 2013

APEC CEO Summit

Bandung Cloud of Knowledge

US - ASEAN Meeting

International Seminar Conference Learning Organization (ISCLO)

		Melbourne, Australia Barcelona Melbourne Business Schoole, Victoria, Australia Ayana Resort, Bali BNDCC, Bali Institut Teknologi Bandung, Bandung Plasa Mandiri, Jakarta Bandung	January 24-25, 2013 February 24-28, 2013 September 15-19, 2013 October 2-5, 2013 October 5-6, 2013 October 26, 2013 November 12, 2013 December 4, 2013
Indra Utoyo	Paradox Marketing Seminar APEC Summit 2013 Executive Development for BOD, subject: Corporate Financial. Training Spirituality In Work (Islam for Senior Leader)	Nanyang Technopreneurship Center, Singapore Nusa Dua, Bali Kellogg , Northwestern University, USA Hotel Grand Lembang, Bandung	March 28, 2013 October 5-8, 2013 October 21-25, 2013 November 14-16, 2013
Honesti Basyir	MANDIRI CFO Forum KOMPAS 100 CEO Forum International Seminar Conference Learning Organization	The Ritz Carlton Hotel, Jakarta Jakarta Convention Center, Jakarta Hotel Trans Studio, Bandung	April 22, 2013 November 27, 2013 December 4, 2013
Priyantono Rudito	Philip Kotler Live “ One Day Seminar” Executive Development Program “Future Thinking and Grand Strategy Development” “International Seminar Conferent Learning Organization”	The Rizt Calton Hotel, Jakarta Melbourne Business School, Australia Hotel Trans Studio, Bandung	March 18, 2013 September 16 – 19, 2013 December 4 sd 5, 2013
Sukardi Silalahi	Phillip Kotler Live One Day Seminar BUMN Marketing Day High Performance Board Mark Plus Conference	The Ritz Carlton Hotel, Jakarta Hotel Borobudur, Jakarta Lausanne, Switzerland The Ritz Carlton Hotel, Jakarta	March 18, 2013 August 27, 2013 October 7-10, 2013 December 12, 2013

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Table of Competence Enhancement Programs for Directors: (Continued)

Name	Program	Location	Date
Muhammad Awaluddin

SOEs Marketers Club "Transformation of Pawnshop Office"

Phillip Kotler "The World is Shaking, Indonesia is Standing: 8 Ways To Grow"

General Lecture of Menkominfo "Sumut’s Opportunity to become Cyber Province"

Paradox Marketing Seminar

CMO Forum "Paradox Marketing"

SOE Marketers Club "Leading Through Innovation"

BUMN Marketers Club "Brighten The Future"

ABAC (APEC Business Advisory Meeting) Conference 2013

Executive Education "Innovation For Growth : Strategies & Best Practice"

Auditorium Pegadaian, Jakarta

The Ritz Carlton Hotel, Jakarta

University of Sumatera Utara, Medan

Nanyang Technological University, Singapore

Menara Multimedia, Jakarta

Plaza Mandiri, Jakarta

Perum Peruri, Jakarta

BICC, Nusa Dua Bali

Wharton University of Pennsylvania, Philadelphia, USA

February 20, 2013 March 18, 2013 March 22, 2013 March 28, 2013 April 16, 2013 May 22, 2013 September 25, 2013 October 5-9, 2013 November 11-14, 2013
Ririek Adriansyah	KADIN Seminar SOEs Law Forum Forum of 14 SOEs Marketers Discussion on the Position of SOE in State Finance Launching of Clean SOEs Roadmap	Four Season, Jakarta Ministry of SOE, Jakarta Plaza Mandiri, Jakarta Ministry of SOE, Jakarta KPK Building, Jakarta	January 30, 2013 March 18, 2013 May 22, 2013 May 22, 2013 September 12, 2013
Rizkan Chandra

Executive Course Managing Customers for Competitive Advantage

Coordination Meeting of APEC National Committee

APEC CEO Summit Bali, 2013

CAFEO (Conference of ASEAN Federation Engineers Organization)

Supply Chain Operations Referrence (SCOR) Training with Problem Solving

		Parkville, University of Melbourne, Australia BNDCC, Bali BNDCC, Bali Jakarta Convention Center, Jakarta Graduate House, Carlton, Melbourne, Australia	June 13-14, 2013 September 14, 2013 October 5-7, 2013 November 11, 2013 November 18-20, 2013

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8.       Assessment on the Performance of Board of Directors

a.       Process for the Assessment on the Performance of Board of Directors

The assessment on the performance of the BoD is performed by the BoC as well as the GMS, regarding the achievement of key performance indicator (“KPI”)  of the BoD in the discharge of its duties and responsibilities as established by the Articles of Association, the achievement on the RKAP.

Achievement of Directors' KPIs as a basis for the evaluation by the BoC is determined through internal processes. The assessment process was initiated with completion of an online form of the achievement of Management Contract (“KM”) and followed by face-to-face meeting for clarification and the determination of final performance scores to be submitted to the Performance Committee and President Director for final decision and subsequently forwarded to the Board of Commissioners.

In 2013, the Directors' performance was also evaluated by a Team appointed by the State Ministry of SOE, which assessed the performance of the company on the basis of the Excellent Performance Assessment Criteria ("KPKU") for SOE. The KPKU was an adaption from the Malcolm Baldrige Criteria for Excellence ("MBCFPE"), according to which our criteria was assessed at the level of "Emerging Industry Leader". This achievement ranks among the highest of the SOEs assessed, reflecting the success of our earlier efforts since 2000 to implement and assess its performance and those of its using the MBCFPE criteria.

b.       Criteria Used in the Assessment on the Performance of the Board of Directors

The criteria used in the assessment on the performance of the BoD is based on the balanced scorecard method with measurements on four main aspects, namely financial, customer, internal business process, and learning and growth, translated into three types of KPI, namely shared KPI, common KPI, and specific KPI. Shared KPIs are the same in name, target, realization and achievement for all the Directors. Common KPIs have the same name and target, but specify different realization and achievement for each of the Director. Specific KPIs are different for each of the Directors and represent specific programs as the primary duty and priority for the respective Director and Directorate.

c.        Parties Performing the Assessment

The internal parties performing the assessment on the Management Contract of the BoD are  the Performance Committee and the President Director. Overall, assessment on the performance of the BoD is performed by the BoC through the GMS mechanism in accordance with established provisions.

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d.       GCG Assessment for Board of Directors

We also conduct an assessment on the BoC’s  as well as the BoD’s implementation of GCG The GCG assessment process is performed by the IICG, an independent agency that perform a CGPI rating on Telkom. There are 11  aspects being assessed in the implementation of GCG towards an ethical, honourable, fair and accountable business, namely the aspects of commitment, transparency, accountability, responsible, independence, fairness, competence, leadership, strategy, policies, and knowledge management.

In the GCG assessment, we are rated as “Indonesia  Most Trusted Company”.

9.       Affiliated Relationship between members of Directors and Major and/or Controlling Shareholders

Currently there is no family relation of up to the third degree either vertically or horizontally or by marriage between members of BOC and members of BOD, and or between fellow members of the two boards.

Table of affiliated relationships among members of BOC, members of BOD and major or controlling shareholders.

Affiliation with
		Board of Commissioners						Board of Directors								Controlling Shareholders
No	Name	Jusman Syafii Djamal	Johnny Swandi Sjam	Parikesit Suprapto	Hadiyanto	Virano Gazi Nasution	Gatot Trihargo	Arief Yahya	Honesti Basyir	Indra Utoyo	Sukardi Silalahi	Muhammad Awaluddin	Rizkan Chandra	Priyantono Rudito	Ririek Adriansyah	Minister of SOEs
1.	Jusman Syafii Djamal (President Commissioner)	X
2.	Johnny Swandi Sjam (Independent Commissioner)		X
3.	Parikesit Suprapto (Commissioner)			X												Ö
4.	Hadiyanto (Commissioner)				X
5.	Virano Gazi Nasution (Independent Commissioner)					X
6.	Gatot Trihargo (Commissioner)						X									Ö
7.	Arief Yahya (President Director)							X
8.	Honesti Basyir (Director of Finance)								X
9.	Indra Utoyo (Director of Innovation& Strategic Portfolio)									X
10.	Sukardi Silalahi (Director of Consumer Service)										X
11.	Muhammad Awaluddin (Director of Enterprise & Business Service)											X
12.	Rizkan Chandra (Director of Network IT & Solution)												X
13.	Priyantono Rudito (Director of Human Capital Management)													X
14.	Ririek Adriansyah (Director of Wholesale & International Service)														X
15.	Minister of SOEs															X

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D.      Committees under the Board of Commissioners

1.       Audit Committee

The Audit Committee conducts its duties based on the mandate of the Audit Committee Charter established by a Decree of the Board of Commissioners. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure the Company's compliance to OJK and SEC regulations and other relevant regulations.

In December 2012, the Capital Market Financial Institution Supervisory Board (Bapepam-LK) - now the Financial Services Authority (“OJK”) issued the Regulation No.Kep-643/BL/2012 dated 7 December 2012 on the Establishment and Implementation of Audit Committee Work Implementation replacing Regulation of Bapepam-LK No.Kep-29/PM/2004 dated 24 September 2004 on the same matter. The new legislation is intended to increase the independence, role and authority of the Audit Committee to assist the oversight function of the board of commissioners of a public company.

Audit Committee Charter has been updated in line with the new regulation and the new Audit Committee Charter is established with the Decree of the Board of Commissioners No.07/KEP/DK/2013 dated 22 July 2013.

a.         Audit Committee Profile

As of August 2013, we have an Audit Committee consisting of six members: two Independent Commissioners, one Commissioner and three independent external members who are not affiliated with Telkom.

In 2013, there were changes in the composition of the Audit Committee membership. As of August 2013, the Audit Committee consists of: (i) Johnny Swandi Sjam (Independent Commissioner - Chairman), (ii) Salam (Secretary), (iii) Virano Gazi Nasution (Independent Commissioner), (iv) Parikesit Suprapto (Commissioner) no voting right because of his affiliation with Government, (v) Sahat Pardede, and (vi) Agus Yulianto. Salam, Sahat Pardede, and Agus Yulianto are independent external members who are not affiliated with Telkom.  The tenure of Salam as a member/Audit Committee secretary ended in August 2013.

The composition of the Audit Committee as of December 31, 2013 is as follow:

Membership	Name
Chairman	Johny Swandi Sjam
Secretary	Agus Yulianto
Member	Virano Gazi Nasution
Parikesit Suprapto
Sahat Pardede

Brief profiles of each member of the Audit Committee are provided below:

Johny Swandi Sjam - Independent Commissioner

As Chairman of the Audit Committee, Johnny Swandi Sjam is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.

Agus Yulianto – Member

Agus Yulianto is in charge of supervising and monitoring the effectiveness of risk management (particularly financial reporting risks) implemented by our Board of Directors, monitoring possible occurrence of fraud and/or irregularities that could potentially harm the Company, and complaint handling.

In addition, starting in August 2013, Agus Yulianto also served to facilitate the implementation of the tasks of the Audit Committee members, correspondence, preparing documentation, preparing the Annual Report of the Audit Committee and the independent auditors to coordinate the selection process.

Agus Yulianto is a certified accountant with experience in auditing, accountancy and finance. From 1983–1999, he was an employee of the Financial and Development Supervisory Board. He has also worked as a senior consultant with the Jakarta Initiative Task Force as a procurement audit specialist for World Bank-funded projects. Before his appointment as a member of the Audit Committee, he worked for the Public Accountant Firm of HLB Hadori Sugiarto Adi & Rekan as Chair of the Financial Management Specialist Team for a project in Aceh that was managed by the World Bank and funded by the Multi Donor Fund. He graduated with a degree in Accountancy from Sekolah Tinggi Akuntansi Negara Jakarta and received his Master’s in Accountancy from Case Western Reserve University, Cleveland, Ohio, USA.

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Virano Gazi Nasution – Independent Commissioner

Virano Gazi Nasution’s prime duty is to supervise and monitor the Company’s information technology.

Parikesit Suprapto – Commissioner

Parikesit Suprapto is responsible for supervising and monitoring the Company’s GCG and keeps himself updated on capital market regulations as well as other laws that are relevant to the Company’s operations.

Sahat Pardede – Member

Sahat Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of Internal Control Over Financial Reporting (“ICOFR”).

Sahat Pardede is a public accountant and a Managing Partner in the Public Accountant Firm of Ghazali, Sahat & Associates. Moreover, currently, he served as Advisor to the Komisi Pengawas Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi (“SKK Migas”). He has considerable experience and expertise in auditing and possesses extensive knowledge of financial accounting and internal control under SOA Section 404. From 1981 to 2000, he was an employee of the Financial and Development Supervisory Board. He graduated in accounting from Sekolah Tinggi Akuntansi Negara - Jakarta and holds a Master Degree in Business Administration from Saint Mary’s University in Halifax, Canada.

b.       Duties and Responsibilities of the Audit Committee

The Audit Committee Charter outlines the Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for:

-          Supervise the Company's audit and reporting process on behalf of the BoC.

-          Providing recommendations to the Board of Commissioners regarding the selection of external auditor.

-          Discuss with internal and external auditors on the overall scope, for both of audit and non audit work as well as their audit plan.

-          Reviewing the Company's consolidated financial statements as well as the effectiveness of ICOFR.

-          Examine complaints relating to the Company's accounting process and financial reporting.

-          Convening regular meetings with internal and external auditors, without the presence of management, to discuss the results of their evaluation and audit of our internal controls as well as the overall quality of our financial reporting.

-          Carrying out additional tasks that are assigned by the BoC, especially on financial and accounting-related matters as well as other obligations required by SOA.

In addition, the Audit Committee also has the duty to receive and handle complaints. To support the implementation of its duties, the Audit Committee may appoint independent consultants or professional advisors.

c.        Independence of Audit Committee

Regulations of OJK on Audit Committee require that the Audit Committee comprises at least three members, one of whom must be an Independent Commissioner who serves as chairman, while the other two members must be independent. At least one of these two members must have expert knowledge (in the context of item 16A Form of 20 F) in the field of accountancy and/or finance. In order to be considered independent under the prevailing Indonesian rules, the external members of the Audit Committee:

-          May not be an executive officer of a public accountant firm that has provided audit and/or non-audit services to us within the six months prior to his or her appointment as an Audit Committee member.

-          May not have been our executive officer within the six months prior to his or her appointment as an Audit Committee member.

-          May not be affiliated with our majority shareholder.

-          May not have a family relationship with any member of the BoC or BoD.

-          May not own, directly or indirectly, any of our shares.

-          May not have any business relationship that relates to our businesses.

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d.       Audit Committee Financial Expert

The Board of Commissioners has determined that Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member pursuant to the provisions of Rule 10A-3 of the Exchange Act. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Sahat Pardede practiced and is currently practicing, as a Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.

e.        Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that:  (i) our Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm,  and (ii) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued there under, Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided,  or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

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Audit Committee Report

Below is the report of the Audit Committee for 2013 fiscal year:

Independent Auditor and Auditor Independency

In 2013, Telkom has re-appointed KAP Purwantono, Suherman & Surja, member firm of Ernst & Young Global Limited ("E&Y") as independent auditor to perform the integrated audit for 2013 fiscal year. The re-appointment of E&Y as independent auditor was approved during the Annual General Meeting of Shareholders on April 19, 2013.

The Audit Committee has reviewed and discussed with E&Y, which is responsible for providing an opinion on the fair presentation of our consolidated financial statements and notes to the consolidated financial statements, with regard to the generally accepted accounting principles in Indonesia and International Financial Reporting Standard (“IFRS”). The Audit Committee has reviewed and discussed with E&Y which is responsible for providing an opinion on the effectiveness of internal control on financial reporting, as well as the quality and acceptability of financial accountng standards used by the Company.

The Audit Committee has also reviewed and discussed with E&Y regarding such other matters as are required to be discussed with the Audit Committee by the auditing standards on communications with the Audit Committee from the Public Company Accounting Oversight Board (“PCAOB”), the rules of OJK and the US-SEC and any other applicable regulations.

The Audit Committee has obtained a letter from E&Y that provides disclosures, such as those required by PCAOB Rule 3526, regarding any relationship between E&Y and us that in E&Y’s professional judgment may reasonably be deemed to interfere on independence. E&Y has discussed its independence with our Audit Committee and has confirmed in its letter to us that, in its professional judgment, E&Y is independent from us. The Audit Committee has also discussed with E&Y regarding the public accounting firm’s independence from our management and from our Company, including the matters in the letter from E&Y, and considered the influence of the public accounting firm’s non-audit services.

Integrated Audit

-          The Audit Committee has reviewed management’s report on its assessment of the effectiveness of our ICOFR as well as E&Y’s report on the effectiveness of our Internal Control over Financial Reporting. The Audit Committee has discussed with management and E&Y the significant deficiencies identified during the course of the assessment, and management’s plan to remediate the deficiencies of our internal control over financial reporting.

-          The Audit Committee has discussed with the Company’s Internal Auditors and E&Y the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and E&Y, without management present, to discuss the results of their examinations, their evaluations of our Internal Control over Financial Reporting and the overall quality of our financial reporting.

The Audit Committee also reviewed and discussed the Consolidated Financial Statements and the Notes to the Consolidated Financial Statement in the Annual Report (Form 20-F) with our management, including a discussion of the quality and the acceptability of our financial accounting standards, the reasonableness of significant accounting judgments and the adequacy of disclosures in the Consolidated Financial Statements. Management has confirmed to our Audit Committee that such consolidated financial statements:

(i)       have been prepared with integrity and objectivity and are the responsibility of management. and

(ii)     have been prepared in conformity with the accounting principles generally accepted in Indonesia as well as the International Financial Reporting Standard (“IFRS”).

On the recommendation of the Audit Committee recommendation, the Board of Commissioners has approved the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, and Management Evaluation on the Effectiveness of Internal Control over Financial Reporting, for inclusion into the Company's Annual Report on Form 20F to be submitted to the US SEC.

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Whistleblower

-          The Audit Committee has formulated whistleblower procedures regarding accounting, internal controls and auditing matters, including procedures to ensure employee confidentiality and the anonymous submission of concerns in accordance with Bapepam Regulation No.IX.1.5 and Section 301 of the Sarbanes-Oxley Act of 2002 regarding Public Company Audit Committees.

-          With regard to enterprise risk management, the Audit Committee monitored and supervised fraud and financial reporting risks that would have a material effect on financial statements.

Audit Committee Meeting

During 2013, the Audit Committee held 30 meetings. These meetings were held pursuant to the Audit Committee Charter and intended to facilitate members of the committee in performing their duties and responsibilities. The following is the audit meeting table.

Meetings of the Audit Committee

Name	Number of Meetings	Number in Attendance	Attendance Percentage
Johnny Swandi Sjam	30	26	87%
Parikesit Suprapto	30	21	70%
Virano Gazi Nasution	30	20	67%
Salam*	20	19	95%
Sahat Pardede	30	29	97%
Agus Yulianto	30	30	100%

 (*)  Until August, 2013

Jakarta, March 10,  2014

/s/Johnny Swandi Sjam

Chairman of Audit Committee

.

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2.       Nomination and Remuneration Committee

The Nomination and Remuneration Committee was formed pursuant to the Board of Commissioners Decree No.003/KEP/DK/2005 dated April 21, 2005 regarding the Establishment of Nomination and Remuneration Committee.

a.       Profile of Nomination and Remuneration Committee

The following is the Membership composition of the Nomination and Remuneration Committee as of December 31, 2013 based on the Decree of the Board of Commissioners No.15/KEP/DK/2013 dated December 16, 2013.

Membership	Name
Chairman	Jusman Syafii Djamal
Member	Parikesit Suprapto
Hadiyanto
Gatot Trihargo
Johnny Swandi Sjam
Virano Gazi Nasution
Secretary/Member	Ario Guntoro

Jusman Syafii Djamal – Chairman/Commissioner

Jusman Syafii Djamal is the chairman  of the Committee whose prime responsibility is to direct and coordinate the Committee’s functions.

Hadiyanto -  Commissioner

Hadiyanto is a member of the Committee and is responsible for coordinating inputs from parties related to the controlling shareholders with regard to nomination and remuneration issues.

Parikesit Suprapto -  Commissioner

Parikesit Suprapto is a member of the Committee and is responsible for coordinating inputs from the controlling shareholders with regard to nomination and remuneration issues.

Gatot Trihargo - Commissioner

Gatot Trihargo is a member of the Committee and is responsible for coordinating inputs from the controlling shareholders with regard to nomination and remuneration issues.

Johnny Swandi Sjam - Independent Commissioner

Johnny Swandi Sjam is a member of the Committee and is responsible for addressing nomination and remuneration issues with the management and external independent parties.

Virano Gazi Nasution - Independent Commissioner

Virano Gazi Nasution is a member of the Committee and is responsible for addressing nomination and remuneration issues with the management and external independent parties.

Ario Guntoro – Secretary to the Board of Commissioner

Ario Guntoro is the secretary of the Committee who is not a Member of the Committee and is responsible for preparing and managing the Committee’s administration and documentation.

b.       Duties and Responsibilities of Nomination and Remuneration Committee

The Nomination and Remuneration Committee was established to perform, regulate and uphold the principles of GCG related to the nomination process of strategic management positions as well as to determine the BoD’s remunerations. The duties and responsibilities of the Nomination and Remuneration Committee are:

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                                             i.      Nomination

–         To formulate policies on criteria and selection that are required for strategic positions within the Company that is one level below the office of the Director and the Board (the Board of Directors and the Board of Commissioners) of consolidated subsidiaries with adherence to the principles of good corporate governance.

–         To assist the Board of Commissioners with or consult with the Board of Directors in selecting candidates for strategic positions within the Company that is one level below Director’s level and the Board (the Board of Directors and the Board of Commissioners) of consolidated subsidiaries.

–         To provide recommendations to the Board of Commissioners to be submitted to the holders of the series of A Dwiwarna shares on:

a.       Composition of position of the Board of Directors.

b.       Succession planning of the member of the Board of Directors.

c.        Assessment based on standards developed as evaluation materials for the purpose of skill improvement of members of the Board of Directors

ii.        Remuneration

–         Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the holders of A Dwiwarna series of shares, regarding policy, amount and/ or structure of the remuneration of the Board of Directors and the Board of Commissioners.

–         Remuneration of the Board of Directors and the Board of Commissioners is in the form of salary or honoraria, benefits and permanent facilities as well as variable incentives.

–           Conduct reviews on employment contracts and/ or the performance of each member of the Board of Directors.

c.        Independency of Nomination and Remuneration Committee

To ensure independency in carrying out its duties, the Nomination and Remuneration Committee shall not have members that have direct and indirect relations with the Company.

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Report of the Nomination and Remuneration Committee

Nomination and Remuneration Committee has  participated in joint discussions with the Financial Services Authority (“OJK”) on draft regulation that will be implemented in all public companies listed in BEI regarding  the Nomination and Remuneration Committee.

As for the activities of the Committee during 2013 in conducting discussion to nomination and remuneration issues are as follows:

Nomination

In 2013, the Committee has addressed suggestions related to the organ membership composition at the Secretariat of the Board of Commissioners such as Audit Committee and Planning and Risk Evaluation and Monitoring Committee (“KEMPR”).

Remuneration

Throughout 2013, the Committee assists the Board of Commissioners in preparing proposals regarding the remuneration of members of the Board of Directors to be proposed to the Shareholders of Series of A Dwiwarna shares. The proposal utilizes a formula created by an independent consultant in 2012, the materials for remuneration proposed are based on remuneration benchmark in the Information and Communication Technology (“ICT”) industry both at domestic and regional levels.

Meeting of the Nomination and Remuneration Committee

During 2013, the Nomination and Remuneration Committee held as many as 25 meetings, out of which, 14 meetings were held in form of circulation of letters.

Table of Meetings of Nomination and Remuneration Committee

Name	Number of Meetings	Meeting Attended	Percentage of Attendance
Jusman Syafii Djamal	25	25	100%
Johnny Swandi Sjam	25	24	96%
Virano Gazi Nasution	25	24	96%
Parikesit Suprapto	25	25	100%
Hadiyanto	25	20	80%
Gatot Trihargo(1)	22	19	86%
Yuki Indrayadi(2)	18	17	94%
Ario Guntoro(3)	6	6	100%

(1) Since April 19, 2013

(2) Until October 7, 2013

(3) Since October 7, 2013

Jakarta, March 10, 2014

/s/Jusman Syafii Djamal

Chairman of Nomination and Remuneration Committee

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3.     Planning and Risk Evaluation and Monitoring Committee

The establishment and work implementation of Planning and Risk Evaluation and Monitoring Committee or KEMPR (previously Planning and Risk Review Committee) refers to KEMPR Charter which was last issued through the Decree of the Board of Commissioners No.04/KEP/DK/2011 dated 24 March 2011 on KEMPR Charter of PT Telekomunikasi Indonesia, Tbk. The Board of Commissioners Decree is an amendment to the Board of Commissioners Decree No.02/KEP/DK/2009 dated 26 February 2009 which was also issued as an amendment to the Board of Commissioners Decree No. 06/KEP/DK/2006 dated 19 May 2006.

KEMPR is formed to, among other things, review the Company’s long-term strategic plan and the annual work and budget plan, and to provide recommendations to the BoC on policies related to the above issues. The Committee  also monitors the execution of the Company's business plans, as well as to perform a comprehensive review on the results of such monitoring as a reference for the BoC in its oversight function over the Company’s business process, capital expenditure budgeting, and risk management.

a.       Profile of Planning and Risk Evaluation and Monitoring Committee

In 2012, the membership of KEMPR based on BOC Decree  No.07/KEP/DK/2012 dated May 28, 2012 consist of:

Membership	Name
Chairman	Parikesit Suprapto
Secretary	Ario Guntoro
Member	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Adam Wirahadi
Widuri Meintari Kusumawati

In May 2013, KEMPR conducted a change of the membership, as Gatot Trihargo stipulated as KEMPR  member. The changes outlined in the Board of Commissioners Decree  No.05/KEP/DK/2013 dated  May 14, 2013 regarding  the Membership Structure of Planning and Risk Evaluation and Monitoring Committee of PT Telekomunikasi Indonesia, Tbk. Based on the decree, KEMPR  memberships are as follows:

Membership	Name
Chairman	Parikesit Suprapto
Secretary	Ario Guntoro
Member	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Gatot Trihargo
Widuri Meintari Kusumawati

In December 2013, KEMPR membership was amended as the stipulation of Ario Guntoro as Secretary of the Board of Commissioners, and Agus Yulianto as KEMPR secretary replace Ario Guntoro. Based on the Board of Commissioners Decree No.17/KEP/DK/2013 dated December 18, 2013 regarding the Membership Structure of Planning and Risk Evaluation and Monitoring Committee of PT Telekomunikasi Indonesia, Tbk., KEMPR membership are as follows:

Membership	Name
Chairman	Parikesit Suprapto
Secretary	Agus Yulianto
Member	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Gatot Trihargo
Adam Wirahadi
Widuri Meintari Kusumawati

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Parikesit Suprapto - Commissioner

Parikesit Suprapto, 62, has served as our Commissioner since May 11, 2012. Previously he was the Deputy of Business Services at the Ministry of SOE (2010-2012), Deputy Head of Banking and Finance Industry at the Ministry of SOE (2008-2010) and Advisor to the Minister of SOE for Small Business Sector (2006-2008). In corporate environment, have served as Commissioner of PT Indosat Tbk. (2011-2012) and a Commissioner of PT Bank Negara Indonesia (Persero) Tbk. He earned a Bachelor’s degree in Corporate Economics from Sekolah Tinggi Manajemen Industri, Jakarta (1980), a Master’s degree in Economic Development from Indiana University, Indiana, USA (1990) and a PhD degree in Development Economics from the University of Notre Dame, Indiana, USA (1995).

Parikesit Suprapto, Commissioner, is the chairman  of KEMPR who coordinates and monitors the rest of the Committee’s members in performing their respective tasks and responsibilities.

Ario Guntoro – Secretary (up to October 4, 2013)

Ario Guntoro is a professional with extensive experience in the field of finance, investment and banking. Having been engaged in the private banking sector nationwide from 1994 to 1999 as a Corporate Officer to Branch  Manager, Ario Guntoro worked for the National Banking Restructuring Agency ("BPPN") from 1999 to 2004, with the last post of Assistant Vice President of the HIPA Division. Prior to joining the KEMPR in 2004, served as a special adviser at PT (Persero) PPA. Ario Guntoro obtained his degree in Economics from the University of Gadjah Mada in 1993. Effective on October 4, 2013, by the Decree of the Board of Commissioners No.10/KEP/DK/2013 dated October 4, 2013 on the Appointment of Mr. Ario Guntoro as Secretary to the Board of Commissioners of the Company (Persero) PT Telekomunikasi Indonesia, Tbk, Ario Guntoro was dismissed as the Secretary of KEMPR, and was appointed as Secretary to the Board of Commissioners.

Agus Yulianto – Secretary (effective October 4, 2013)

Agus Yulianto is a certified accountant and has experiences in auditing, accounting, and finance. In 1983-1999, he is a staff in State Audit and Development Board. Agus Yulianto is also worked as a senior consultant in Jakarta Initiative Task Force, procurement audit specialist for projects funded by the World Bank. Prior to being appointed as a member of the Audit Committee, he worked in the Public Accountant Office HLB Hadori Sugiarto Adi & Rekan as the Head of Financial Management Specialist Team for a project in Aceh which is managed by the World Bank and funded by Multi Donor Fund. He obtained his degree in Accounting from the State College of Accountancy, Jakarta and acquired his Masters in Accounting from Case Western Reserve University, Cleveland, Ohio, United States of America. Effective on October 4,2013 , by the Decree of the Board of Commissioners No.11/KEP/DK/2013 dated October 4, 2013 on the Appointment of Mr. Agus Yulianto as Secretary to the Planning and Risk Evaluation and Monitoring Committee of Limited Liability Company (Persero) PT Telekomunikasi Indonesia. As secretary to the KEMPR, Agus Yulianto is in charge of coordinating the implementation of all tasks of the Committee and the scheduling and execution of the Committee's work, as well as evaluating and monitoring the achievement of Capital Expenditure.

Hadiyanto -  Commissioner

Hadiyanto, 51 years old, has served as our Commissioner since May 11, 2012. Currently, he also serves as Director General of State Treasury at the Ministry of Finance of the Republic of Indonesia. He has assumed, among other positions, Head of the Legal Bureau, Secretariat General of the Ministry of Finance and was the Alternate Executive Director at the World Bank, Washington D.C., US. In the corporate environment, have served as the President Commissioner of PT Garuda Indonesia Tbk (2007-2012) and President Commissioner of PT Bank Export Indonesia (2007-2009). He holds a Bachelor’s degree in Law from the University of Padjadjaran, Bandung, a Master of Law Degree (“LLM”) from Harvard University Law School, USA, and a PhD. in Law from the University of Padjadjaran, Bandung.

In KEMPR, Hadiyanto who is also a Commissioner of the Company monitors and supervises the RJPP/CSS executions, RKAP implementation, and enterprise risk management as well as inorganic business initiative development.

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Gatot Trihargo – Commissioner

Gatot Trihargo, 53 years old, serves as a Commissioner since 19 April 2013. He currently serves as a Deputy of Services Business in the Ministry of State-Owned Enterprises of the Republic of Indonesia. Holds a degree in accounting from the State College of Accountancy, Jakarta. And a Master's degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio, USA.

Commissioner Gatot Trihargo was appointed as a members of KEMPR based on the Decree of the Board of Commissioners No.05/KEP/DK/2013 dated May 14, 2013 on the Membership Composition of the Planning and Risk Evaluation and Monitoring Committee of Limited Liability Company (Persero) PT Telekomunikasi Indonesia, Tbk. As a member of KEMPR, Gatot Trihargo is responsible for monitoring and supervision of RJPP/CSS implementations, RKAP implementations, and enterprise risk management implementations, as well as the development of non-organic business initiative implementations.

Johnny Swandi Sjam – Independent Commissioner

Johnny Swandi Sjam, 53 years old, has served as our Independent Commissioner since January 1, 2011. Currently he is also the Chairman of the Standing Committee on Infrastructure and Telecommunications Services at the Indonesian Chamber of Commerce and Industry (“KADIN”). He previously served, among other positions, as a Commissioner at PT Inti Limited (2010-2011), the President Director of PT Indosat Tbk. (2007-2009), the Director of PT Indosat Tbk. (2005-2007), the President Director of Satelindo (2002-2003), and several other important positions at subsidiaries of Indosat like Satelindo, Sisindosat and Intikom (1997-2002). He holds a Diploma III in Computer Engineering from Bandung Institute of Technology, a Diploma IV from Sekolah Tinggi Manajemen Industri of the Department of Industry of Indonesia, a Bachelor’s degree in Informatics Management from Gunadarma University, Jakarta, and a Master’s degree in Business Policy and Administration from the University of Indonesia, Jakarta.

In KEMPR, Johnny Swandi Sjam who is also an Independent Commissioner of the Company monitors and supervises the RJPP/CSS execution, RKAP implementation, and enterprise risk management as well as inorganic business initiative development.

Virano Gazi Nasution – Independent Commissioner

Virano Gazi Nasution, 45 years old, has served as our Independent Commissioner since May 11, 2012. He was previously the Commercial Director of PT Indonesia Comnet Plus, a subsidiary of PT PLN (Persero) (2009-2012), Advisor to the Minister of Communications and Informatics (2008-2009), and the President Director of PT Bakrie Telecom Tbk. (2001-2005). He earned his Master of Science degree in Engineering Economics from Stanford University, USA.

In KEMPR, Virano Gazi Nasution who is also an Independent Commissioner of the Company monitors and supervises the RJPP/CSS execution, RKAP implementation, and enterprise risk management as well as inorganic business initiative development.

Adam Wirahadi – Member

Adam Wirahadi’s main task in the Committee is monitoring the Company’s risk management, its compliance with applicable rules and regulations and evaluating Directors’ legal actions that need prior approval from the Board of Commissioners.

Prior to his appointment as KEMPR member in 2003, Adam Wirahadi served in the Ministry of Finance of the Republic of Indonesia during 1999-2000. In 2001-2003, he was as a researcher/analyst at an NGO and concurrently a business environment consultant, an expert staff at the House of Representative during 2001-2002, and member of academic and regulatory compiler teams at several ministries during 2001- 2003. Adam Wirahadi earned his Bachelor Degree in Economic Accounting (1998) and in Law (2007) both from Universitas Indonesia.

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Widuri Meintari Kusumawati - Member

Widuri Meintari Kusumawati's main task is evaluating the RKAP as proposed by the management and monitoring how the RKAP progresses while also monitoring the Company’s subsidiary’s business.

Prior to joining the KEMPR, Widuri Meintari Kusumawati worked for the Ministry of Finance of the Republic of Indonesia (2000-2003) and for a domestic private bank (2003-2004). She earned her Bachelor Degree in Economics Accounting from the Universitas Gadjah Mada in 2000.

b.       Duties and Responsibilities of Planning and Risk Evaluation and Monitoring Committee

KEMPR scope of work covers:

-          Submit an evaluation report on the RJPP or CSS as well as the RKAP as proposed by BoD according to a schedule specified by the BoC.

-          Provide recommendations to the BoC related to the approval of CSS and RKAP.

-          Submit evaluation reports to the BoC on the execution of CSS and RKAP as well as the implementation of the Company's risk management.

-          Provide recommendations on the implementation of risk management.

c.        Independence of Planning and Risk Evaluation and Monitoring Committee

All members of the Planning and Risk Evaluation and Monitoring Committee (except for Parikesit Suprapto, Hadiyanto, Johnny Swandi Syam, Gatot Trihargo, and Virano Gazi Nasution) comprise of external and independent members.

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Report of the Planning and Risk Evaluation and Monitoring Committee

Throughout 2013, the KEMPR supervises and monitors the implementation of CSS current year, implementation of 2013 RKAP, capital expenditures in 2013 RKAP, the Company's risk management analysis investments in Subsidiaries. In addition, the KEMPR also evaluates the proposal for CSS 2014-2018, the proposal for RKAP 2014, and engages in such other duties as assigned by the BoC.

Activities of the KEMPR in 2013

1.       Corporate Strategic Scenario (“CSS”)

The KEMPR monitors the implementation of RJPP/CSS for the period 2013-2017, in particular related to developments in current year, and evaluates the proposed CSS for the period 2014-2018, which forms the basis for the formulation of 2013 Corporate Annual Message ("CAM") and 2014 RKAP. In line with the strategy for regular updates on RJPP, the CSS for 2014-2018 is an update on the CSS for 2013-2017.

2.       Annual Business and Budget Plan

In performing the 2013 Annual Business Budget Plan, the Board of Commissioners instructs the Board of Directors to ensure the timely implementation of capital expenditure, especially in order to support the broadband development. The integrated supply chain concept is currently being developed in the Company to anticipate the dynamic changes of micro demand.

The focus of KEMPR in monitoring the implementation of the 2013 RKAP includes monitoring the realization of 2013 RKAP both in achieving revenue, cost, and profit. In monitoring the achievement of revenue, the focus of KEMPR is aimed at strengthening the broadband business efforts as a growth base of the Company. While focus on monitoring cost is directed at ensuring the growth of cost do not exceed the set target.

To monitor the performance of its subsidiaries, in addition to Telkomsel, KEMPR also conducts monitoring on Dayamitra, Indonusa, and Metra. KEMPR monitoring on Telkomsel is directed at monitoring the growth of the company both core and new wave revenue growth, as well as margin growth. The focus of Dayamitra monitoring is aimed at optimizing the telecommunication towers collocation ratio as well as increased margins. As for the monitoring of Indonusa is focused on management's efforts in improving financial and operational management in Indonusa. While monitoring in Metra is focused on Metra's efforts in managing the business portfolio ranging from the telecommunication, information, media and edutainment segments contained in Metra's subsidiaries.

In order to obtain more optimal results in monitoring, KEMPR conducted several field visits to monitor the progress of implementation of capital expenditure and the development of RKAP achievements. Field visits conducted by KEMPR in 2013 include field visits to the following constructions:

-            SKKL JB2S (Jakarta-Bangka-Batam-Singapura)

-            SKKL LTCS (Luwuk-Tutuyan Cable System)

-            Indonesia Wi-Fi  area Bali

-             Monitoring of Mitratel telecommunication towers field.

3.       Enterprise Risk Management (“ERM”)

        KEMPR is in charge of monitoring the implementation of ERM in 2013, including the handling of risks which have significant impact on the 2013 RKAP. Some of the risk types which fall into the significant risk category in 2013 are Regulation Risk, Speedy Business Risk, Wi-Fi Business Risk, and Risks associated with Outsourcing. Entering the second half of 2013, significant risk grew with the addition of exchange rate risk. KEMPR specifically monitors efforts to mitigate risks that fall into significant risk.

4.       Actions by the Board of Directors that Require Prior Approval of the Board of Commissioners

Throughout 2013, the KEMPR has reviewed actions by the BoD that require prior approval of the Board BoC, including:

–         Review on threshold adjustments towards the Board of Directors actions which require prior approval of the Board of Commissioners.

–         Evaluation on the advance request for Capex budget release 2013.

–         Evaluation on approval application for the divestment in PT Indonusa shares.

–         Evaluation on the takeover of Elnusa shares in Patrakom

.

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Meeting of the Planning and Risk Evaluation and Monitoring Committee

Throughout 2013, the KEMPR held 20 committee meetings.

Table of Meeting by Planning and Risk Evaluation and Monitoring Committee

	Number of meetings
Name	CSS	RKAP	ERM	CA	Number of Meeting Attended	Percentage of Attendance
Parikesit Suprapto	2	9	0	5	17	85%
Hadiyanto	2	9	0	5	16	80%
Gatot Trihargo(1)	0	7	0	5	12	80%
Johnny Swandi Sjam	2	9	0	5	16	80%
Virano Gazi Nasution	2	9	0	5	16	80%
Ario Guntoro(2)	2	3	1	5	11	100%
Agus Yulianto(3)	0	6	0	3	9	100%
Adam Wirahadi(4)	1	8	1	4	14	100%
Widuri Meintari	2	9	1	8	20	100%

(1) Joined KEMPR effective on April 19,2013

(2) As KEMPR Secretary up to October 4, 2013

(3) Effective on October 4, 2013 as Secretary of KEMPR

(4) Effective since May 4, 2013 up to November 6, 2013 conducting assignments outside KEMPR

Jakarta, March 10,  2014

/s/Parikesit Suprapto

Chairman of KEMPR

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E.       Committees under BoD

1.       Legal Basis

In discharging its duties and responsibilities in managing the Company, the BoD has established a mechanism for decision-making or approval of the BoD through a number of committees under BoD called Executive Committees (joint approval authority) as defined in the BoD Charter. The Committees are expected to bring more efficiency and expedite BoD decision-making process in the respective areas of each Committee.

The Chairman and Executive Committee members are the Company’s Directors. In exercising its duties, the Executive Committees may hire independent parties for assistance.

The existence of Executive Committees changes from time to time according to the dynamics of business and organizational changes. BoC issued company regulation that establishes the following Executive Committees:

a.	Ethics and HR Committee.
b.	Treasury and Financial Committee.
c.	Subsidiary Management Committee.
d.	Investment Committee.
e.	Risk, Compliance and Revenue Assurances Committee.
f.	Disclosure Committee.
g.	Procurement Committee.
h.	Single Point Margin Committee.

2.       Company Policy on Independence of Committees

The Committees are established by the BoD, with the authority to make decisions/approvals on policies/operating transactions that require approval from at least 2 (two) Directors.

3.       Company Policies and Formal Practice on Committees Meetings

-

Committee Meetings are meetings attended by Committee members, and approvals or proposals for decisions of Executive Committees are made directly during Committee meetings, which are legitimate if attended by more than half of the Committee members.

-

The mechanism for Committee decisions with respect to its duties, responsibilities and authorities are made through Committee Meetings or without a Committee meetings  (Circular Decision), both of which are legally binding.

4.       Profile of Members of Executive Committees

Members of the Executive Committees are members of the BoD, see Profile of Directors in page 202-203  for complete profiles.

The following are descriptions of each of the Executive Committees:

a)       Ethics and HR Committee

                                    i.         Composition of Ethics and HR Committee

Chairman	:	President Director
Secretary	:	VP Human Capital Policy or VP Organization Development
Members	:	1) Director of Human Capital Management
2) Director of Wholesale & International Service
3) Relevant Directors
Unit	:	1) SGM Human Capital Center
2) One of the VPs in HCM Directorate
3) Coordinator Performance Measurement Group
4) VP Legal & Compliance

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                                   ii.         Authority

-	To determine and to approve the policies in implementing and upholding Good Corporate Governance.
-	To determine and to approve the policies on the corporate ethics and employee discipline.
-	To determine and to approve the policies on human capital management.

b)       Treasury and Financial Committee

                                    i.         Composition of Treasury and Financial Committee

Chairman	:	Director of Finance
Secretary	:	VP Corporate Finance
Members	:	Director of Innovation & Strategic Portfolio
Unit	:	1) VP Financial & Logistic Policy
2) VP Management Accounting
3) VP Risk & Process Management

                                   ii.         Authority

-	Determine and approve treasury/financial transactions related to financial accounting, treasury and tax, accounting management, asset and procurement management.
-	Determine and approve strategies for corporate cash management.
-	Determine and approve the corporate financial risk acceptance.

c)       Subsidiary Management Committee

                                    i.         Composition of Subsidiary Management Committee

Chairman	:	Director of Finance
Secretary	:	VP Strategic Business Development or VP Management Accounting
Members	:	1) Director of Innovation & Strategic Portfolio
2) Director of Wholesale & International Service
3) Relevant Director
Unit		1) VP Corporate Strategic Planning
	:	2) VP Legal & Compliance
3) VP Financial Logistic Policy atau VP Management Accounting

                                   ii.         Authority

-	Determine or approve strategic plans, directions and policies related to business management and risk management at the subsidiaries.
-	Approve the related transactions and/or business initiatives of subsidiaries in order to expedite decision making process with due adherence to GCG practices and prudence principles.
-	Approve actions proposed by the BoD of subsidiaries that under the provisions of subsidiaries' Articles of Association must have written approval from the Company as shareholder of the subsidiaries.
-

Approve corporate actions planned to be executed by subsidiaries, such as addition and subtraction of capital (issuance of new shares/capital injection/equity call/divestment) at the subsidiaries, mergers, and acquisitions.

-

Approve the GMS agenda of subsidiaries proposed in writing by the BoD, BoC or shareholders of subsidiaries that under the provisions of the relevant subsidiary’s Articles of Association are eligible to propose such GMS agenda to be discussed at the GMS of subsidiaries.

-

Approve the planned decisions made at the GMS of subsidiaries which will be delivered by the Company’s representative/proxy as shareholders at such GMS of subsidiaries, including the appropriation of net profit by subsidiaries, determination of components and amounts of the remuneration and or compensation for members of the BoD and BoC of subsidiaries, that under provisions of the subsidiaries’ Articles of Association require the Company’s approval as a shareholder.

-	Conduct the fit and proper test for candidates for BoD and BoC of subsidiaries that are selected from outside the Company.

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d)       Investment Committee

                                    i.         Composition of Investment Committee

Chairman	:	President Director
Secretary	:	VP Management Accounting
Members	:	1)	Director of Finance
		2)	Director of Network, IT & Solution
		3)	Director of Innovation & Strategic Portfolio
		4)	Director of Wholesale & International Service
		5)	Relevant Directors
Unit	:	1)	VP Infrastructure Service & Governance
		2)	VP Consumer Product Planning
		3)	VP Corporate Strategic Planning
		4)	VP Risk & Process Management

                                ii.            Authority

-          Determine and approve the Company’s investment capex programs.

e)       Risk, Compliance, and Revenue Assurance Committee

                                    i.         Composition of Risk, Compliance and Revenue Assurance Committee

Chairman	:	Director of Wholesale & International Service
Secretary	:	VP Risk & Process Management
Members	:	1)	Director of Finance
		2)	Relevant Directors
Unit	:	1)	Head of Internal Audit
		2)	VP Legal & Compliance
		3)	VP Risk & Process Management

                                 ii.         Authority

-	Determine the Company’s risk profile and risk appetite.
-	Determine policies in risk management and compliance.
-	Eliminate inefficient business processes, strengthen internal controls and risk mitigation.
-	Monitor the effectiveness of the revenue assurance process.
-	Recommend prevention and resolution of potential leaks in revenue cycle.

f)        Disclosure Committee

                                    i.         Composition of Disclosure Committee

Chairman	:	Director of Finance
Vice	:	Director of Wholesale & International Service
Secretary	:	1. VP Enterprise Management Audit or SGM Finance Billing & Collection Center or VP Investor Relations
Member	:	Set in more details in the relevant Company Regulations concerning Disclosure Guidelines.

                                   ii.         Authority

-

Approve disclosures of historical information and forward looking statements, defined as all information that contain elements of projections (future result) in terms of operations, financial position, financial performance, and other financial and statistical issues.

-

Determine the materiality level of an event or risk to be disclosed, and ensure that all material information that may influence the preparation of such disclosure have been completely, accurately and consistently disclosed in detail pursuant to the applicable rules (compliance).

-

Discuss significant deficiencies related to internal control over financial reporting as reported by Internal Audit (based on findings from Test of Control and the audit of internal control by external auditors) to see whether these deficiencies, individually or collectively, pose material weaknesses that must be disclosed in a report to the US SEC, as well as reported to External Auditors and the Audit Committee.

-	Provide recommendations and/or a letter of representation to Certifying Officer/Approver to certify/approve a disclosure to be submitted to external parties.

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g)       Procurement Committee

                                    i.      Composition of Procurement Committee

Chairman	:	Director of Wholesale & International Service
Secretary	:	VP Supply Planning & Control
Members	:	1)	Director of Human Capital Management
		2)	Director of Finance
		3)	Director of Network, IT & Solution
		4)	Director of Innovation & Strategic Portfolio
Unit	:	1)	SGM Supply Center
		2)	VP Legal & Compliance
		3)	VP of Directorate of Relevant User

                                   ii.         Authority

-          Approve the procurement in accordance with the provisions stipulated in the applicable logistic policies.

h)       Single Point Margin Committee

                                    i.         Membership Composition of Single Point Margin Committee

Chairman	:	Direktor Innovation & Strategic Portfolio
Secretary	:	VP Enterprise Business Strategy
Member	:	1)	Director Enterprise & Business Service
		2)	Director of Network, IT & Solution
		3)	Relevant Director
Unit	:	1)	VP Innovation, Strategy & Synergy
		2)	VP Management Accounting
		3)	VP of relevant business Directorate

                                   ii.         Authority

-	Toapprove and determine the amount of Single Point Margin on price offering for End User outside Telkom Group.
-	To oversee and to evaluate the implementation of Single Point Margin in Telkom Group

F.       Corporate  Secretary/Investor Relations (“IR”)

Chaired by a Vice President ("VP") under Head of Corporate Communication & Affair, previously under the Director of Finance, IR is responsible for preparing disclosure of information around the inter-relationship between the Company and its shareholders in accordance with specified procedure, and for keeping up a systematic feedback mechanism to assist the management in responding to the dynamic shareholders and the capital market in a timely and effective manner.

1.       Profile of Corporate Secretary

The Corporate Secretary is currently held by Honesti Basyir. Currently, he is also as our Director of Finance since May 11, 2012. Prior to his appointment he has held a number of key positions with Telkom, including Vice President (“VP”) for Strategic Business Development at ITSS Directorate (2012), VP for Strategic Business Development at SICP (2010-2012), Project Controller of Project Management Office (2009-2010) and Assistant Vice President (“AVP”) for Business & Finance Analysis (2006-2009). He holds a Bachelor’s degree in Industrial Technology from Institut Teknologi Bandung (1992) and a Master’s degree in Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

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2.       Activities of the Corporate Secretary

The main activities of the Corporate Secretary/IR are as follows:

a.

Directing, organizing and controlling administration process, fulfilling requests for information for annual reports, information to investors and filing through online media, designing details of meetings and presentations and dissemination of statements.

b.	Coordinating the implementation of Shareholder Relations, which includes responding to requests for information from.Shareholder.
c.

Coordinating investor relations program development that includes identification interaction target, approach program to all investors and other activities related to intensity development of investor interest.

d.

Coordinating information development program, which consists of information development including a series of tasks such as information platform development, feedback management, strategic information processing related to stock price fluctuations and trends and other activities related to the enrichment of information the Company needs to obtain.

e.	Coordinating the implementation of annual meeting and conference calls.
f.

Coordinating the selections of communications media for periodic reports and disclosures, provisions of document filing, website management and other activities related to the information provisions needed by investors and the capital markets community.

g.	Providing recommendations/advice to BoD on issues related to corporate action in response to various investor information and matters relating to the capital market.

We really pays attention to the two important principles of GCG, which are accountability and transparency. Through the IR unit and marketing unit, we continuously strives to ensure that all information released is accurate, clear, precise and comprehensive in order to increase and maintain market integrity and stakeholders’ confidence.

The Corporate Secretary has strategic roles and duties to ensure GCG implementation both at the company and within the scope of the group’s overall businesses (subsidiary governance).

The duties and role of the Corporate Secretary are performed by several work units, namely:

No.	Duties and Roles of the Corporate Secretary		Person in Charge
1.	Corporate Governance
	a.	Communication, coordination with other divisions/ units/ subsidiaries related to the implementation, monitoring, assessment and review of GCG	Head of Corporate Communication & Affair
	b.	Build trusts towards the management’s ability to manage the company and build long-term values for stakeholders
	c.	Facilitate and promote effective relations between the BoC and BoD by focusing on agency problems while upholding check and balance procedure
d.

Ensure the management of contracts between owners and managers and BoD and BoC charters to ensure effective control on decisions not explicitly made in the contract and during certain condition to ensure the company’s going concern.

	e.	Balance out competence and information adequacy to the BoC and BoD to prevent competency gap and asymmetric information between the BoC and BoD.
	f.	Manage and ensure that the Company’s Annual Report has covered GCG implementation in the Company.	Investor Relations Sub Directorate – Head Of Corporate Communication & Affair
	CSR		Public Relation Unit - CDC Unit
	g.	Coordinate the Company’s activities related to Corporate Social Responsibility
	Corporate Philosophy		Organizational Development Sub Directorate – DIT HCM
	h.	Socialize and monitor the implementation of Corporate Philosophy, Corporate Values, System, Business Ethics and Corporate Culture.
	GCG Policy		Subdit Risk Process Management – Head of CRMGA
	i.	Prepare a policy and framework of GCG management within the Company including GCG policies within subsidiaries (subsidiary governance).

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No.	Duties and Roles of the Corporate Secretary			Person in Charge
2.	BoD Administration & Corporate Office			Corporate Office Support Administrations - Sub Unit, Corporate Communications & Affairs Unit
Assist the BoD with various activities, information and documentation, including:
a.

Prepare special List of Members of BOD and BOC and their families either within the company or its affiliate with regards to share ownership, business relationship, and other related roles at the Company and its subsidiaries that have potentials to bring conflict of interests.

	b.	Prepare Shareholder List.
	c.	Attend BOD meetings and prepare minutes of meetings.
	d.	Organize GMS.
3.		Synergy and Coordination
	a.	Communicate and build synergy with the Group’s Corporate Secretary to address issues on information and other matters related to Telkom Group’s vision, mission, and GCG.		Subdit Innovation Strategy & Synergy
	b.	Programs of communication and synergy within Telkom Group		War Room Subdit
4.	Legal/Regulatory Compliance
	a.	Compliance with financial and capital market provisions:		Investor Relations Sub Directorate – Head of Corporate Communication & Affair, and Legal Compliance Sub Directorate- Head of CRMGA
		-	Remind and provide advices to BOD to ensure that the Company always comply with and follow the Capital Market Regulations and uphold the Company’s Business Ethics and Work Ethics.
		-	Keep updated with the capital market more particularly with regards to its prevailing regulations and with GCG international practices
		-	As a contact person that facilitates communication between the Company and stakeholders as well as with OJK and IDX, on which the Company’s shares are listed.
	b.	Regulatory Compliance		Regulatory Management Sub Directorate–Head of Corporate Communication & Affairs
		-	Remind and provide advices to BOD to ensure that the Company always complies with prevailing regulations and follow all stipulations.
		-	Keep updated on the industry, particularly the regulations inforce and shall apply to the company.
	c.		Compliance with the company’s law and legal	Legal & Compliance Sub Directorate – Head of CRMGA
		-	Keep updated on prevailing regulations and ensure that the Company always complies with the law.
5.	Communication/Disclosure (Liaison Officer)
	a.	Communication with Financial Authorities, investors, and the capital market:		Investor Relations Sub Directorate – Head of Corporate Communication & Affair
		-	Manage two-way communications and maintain good relationship with OJK and IDX.
-

Prepare and communicate accurate, comprehensive, and true information with regards to the Company’s performance and prospects with stakeholders, and the Capital Market Community in collaboration with relevant Units.

-

Provide services to shareholders in terms of information related to the company’s  condition (for instance: through information to investor, journalist gatherings and regular analysis of the impacts of macro economy on the company.

		-	Publicize the company’s corporate actions in a tactical, strategic and punctual manner.
	b.	Communication with the public, customers and internal functions:		Public Relations Sub Directorate –Head of Corporate Communications & Affairs
		-	Determine criteria for type and contents of information to be disclosed to stakeholders, including information that can be released as a public document.
		-	Revise display and governance of internal media and build good relationship with stakeholders through significant events.
		-	Keep and updated all information regarding the company to be distributed to stakeholders through the website, bulletin or other media.

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G.      Internal Audit Unit

Internal Audit Unit (“IA”) has an active role in applying control function over the Company’s business activities.

1.       Head of Internal Audit Unit

IA is headed by a Group Chief Internal Audit appointed and discharged by the President Director after approval from the Board of Commissioners. As per 31 December 2013, this strategic post was assumed by Erry Anwardiredja.

Brief profile of Erry Anwardiredja:

Served as Head of Internal Audit of Telkom since 2012 and appointed to the position based on a decree signed by the President Director. Pursued a career with Telkom and its subsidiaries since 1989, with 19 years of professional experience in various management positions. His immediate prior positions were as VP Internal Audit and VP Financial System at Telkomsel (2009-2011).

Number of Personnel at Internal Audit

As at December 31, 2013, the IA unit is supported by 50 qualified staff.

2.       Qualification/Professional Certification

In order to maintain and improve auditor’s competence in performing audit tasks and secure business growth, IA continuously made efforts such as:

-	engaging IA auditors in trainings, seminars and workshops on technical subjects; and
-	engaging IA auditors in continuous learning programs that have local and international certifications.

At present, IA has seven auditors with national certification as Qualified Internal Auditor (“QIA”), and six auditors with international certifications, namely one  personnel with Certified Fraud Examiner (”CFE”) certification, two personnel with Certified Information System Audit (“CISA”) certification, and one personnel with Certified Management Audit (“CMA”) certification. Throughout 2013,  IA actively engages its auditors to prepare for international certifications such as Certifed Information System Auditor (“CISA”) and Certified Internal Auditor (“CIA”). .

3.       Internal Audit Unit Structure and Status

As stipulated in Capital Market regulations, IA is an independent unit to other units and reports directly to the President Director.

Presented below is Telkom’s Internal Audit organizational structure.

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4.       Vision, Mission, Duties and Responsibilities of Internal Audit

As an integral part of the company, IA has a vision to be “a smart partner” to the Board of Directors, the Board of Commissioners, the Business/Work Units and Subsidiaries, in order to achieve the Company's objectives and as a driving force in the creation of a disciplined culture at all levels of the organization in regard the implementation of all stipulations of prevailing laws, regulations, policies, procedures and business processes. As “a smart partner”, IA has a mission to provide professional, objective and independent internal audit services and consultation to the BoD, the BoC and the Work/Business Units, to provide assurance regarding the adequacy of financial reporting, to actively ensure the implementation of internal controls, to support the improvement of GCG practices, and to evaluate the implementation of risk management.

The vision and mission statements of IA is implemented through systematic and measurable activities in line with prevailing standards in each phase of the audit process from preparation, implementation and monitoring of follow-up actions. Therefore, a risk-based audit methodology is used during the preparation phase of an audit as the primary guideline to determine the auditability of units based on the risk level, that is, the higher the risk, the higher is the need for an audit. The risk levels of an auditee are based on risks that have been mapped out and defined by the Company as well as based on the IA's professional assessment.

To facilitate the risk-based audit paradigm in carrying out its duties and responsibilities, IA has implemented the Audit Management System (“AMS”) management tool, an online application to document all of the implementations of risk-based audits.

Improvements in IA’s participation are carried out by improving the quality assurance for the company's operations through audit and non-audit activities. Audits are performed  to ensure that potential business risks are mitigated by effective internal controls. If deficiencies are found in the internal control mechanism of a certain business process, or when certain risks turned out to be out of control, a substantive test is performed on the audit object as the next step to find the root cause of the problem.

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In addition, as consequence of our dual listing in the IDX and the NYSE, IA periodically examines and audits the effectiveness and adequacy of internal control mechanism in terms of financial reporting in line with the Internal Control over Financial Reporting ("ICOFR") standards.

In order to support audit and encourage each unit’s awareness of the importance of internal control, all relevant business units perform quarterly Control Self Assessment (“CSA”) over its internal control responsibilities. Periodically, IA also reviews findings in the CSA to assess their adequacy and make recommendations for improvements in terms of design and implementation.

The next step is to participate in the activities of internal consulting services. Internal consulting services, among other objectives, focus on the implementation of the Company's operations classified into infrastructure management (of production tools), as well as product and service support operations, including identification of Group Financial Reporting Risk/”GFRR”, preparation of subsidiaries’ business process and human resource management. Internal consulting activity is more of a preventative solution to secure that business operations remain in the right direction and within the corridor of prevailing regulations.

As part of a company highly committed to successful GCG, IA has an important role in the whistleblower mechanism which is the domain of the Audit Committee and the Executive Investigative Committee (“EIC”) of which Head of IA is also the secretary. Whistleblower mechanism serves to accommodate any “complaint” filed by employees and forwarded to the management. If the Audit Committee and the EIC consider that the complaint needs further investigations, IA is to prepare follow-up actions as part of the audit assignment.

Findings from such activities are reported to the President Director with a copy for the Audit Committee and later distributed to the respective auditee for follow-ups and corrective measures.

Further control are necessary to ensure that an auditee has provided adequate response over the results of the audit and consulting service. Operational follow-ups are conducted by the auditee while being monitored by the IA. For this purpose, follow-ups are limited to significant business process areas with an agreed time frame of completion.

5.       Internal Audit Charter

Telkom’s IA unit has an Internal Audit Charter as one of the company’s formal documents containing a broad description of the vision, mission, structure, status, duties, responsibilities and authority of the IA, including competence requirements for its auditors. Internal Audit Charter has been formulated based on international standards for the professional internal auditing practices issued by the Institute of Internal Auditors (“IIA”), and had been approved by the President Director and the Audit Committee.

6.       The Implementation of Audit Work and Consulting Activities in 2013

In accordance with the 2013 Annual Internal Audit Work Plan, during the year 2013 the IA has conducted and completed 67 auditee and consultation objects from its 2013 Annual Work Plan.

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INTERNAL CONTROL SYSTEM

A.      Financial and Operational Control

Disclosure Controls and Procedures

Management conducted an evaluation on the effectiveness of the company's disclosure controls and procedures under the supervision and with the participation of the management, including the President Director, which is of the same level as Chief Executive Officer (“CEO”) and Finance Director, which is of the same level as Chief Financial Officer (“CFO”) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act).  Based on this evaluation, the  CEO  and CFO  have concluded that, as of December 31, 2013, the company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by the management include controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.      Compliance

Our corporate compliance is managed by the Legal & Compliance unit under the Directorate  of CRMGA. This unit endeavors to ensure that our policies, corporate decisions and business activities are done in compliance with prevailing law and regulations, both internal and external. We are proactively implementing compliance policies at the business unit level and the transactional level. Our compliance activities in 2013 included:

-	Supporting business activities with legal advice by delivering legal opinions on planned actions and issues in relation to their compliance with the applicable laws or regulations (legal advisory).
-

Supporting business/corporate transactional activities by conducting review of any draft agreements/contracts (procurement and non-procurement) to ensure in advance that the procurement or partnerships procedure has complied with the procurement/partnership procedures established by the Company and the external regulations.

-	Conducting a legal review of planned business initiatives, policies and planned cooperation (legal review of business & policy initiatives).
-	Settlement of litigation and non-litigation cases (litigation).

C.      Evaluation on the Effectiveness of Internal Control

1.    Management’s Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The  internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles,  and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the  Company,  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated  financial statements in accordance with generally accepted accounting principles,  and that receipts  and expenditures of the  Company are being made only in accordance with authorizations of the Company’s management and Board of Directors,  and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the  Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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The management has  assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment the  management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

2.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013  has been audited by KAP Purwantono, Suherman & Surja, an independent registered public accounting firm, as stated in their report which appears on the Consolidated Financial Statements.

3.    Changes in Internal Control over Financial Reporting

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

We are committed to continual improvements in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of Sarbanes-Oxley Act and related regulations as stipulated by COSO. We  will also continue to assign significant company resources from time to time to improve its internal control over financial reporting.

INDEPENDENT AUDITOR

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, our Annual General Meeting of Shareholders (“AGMS”) on April  19, 2013  appointed the Public Accountant Firm (or “KAP”) Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited), a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ending December 31, 2013. The fee for the audit on the Consolidated Financial Statements for fiscal year 2013  was agreed at Rp28.2  billion (excluding VAT).

The independent auditor for our Consolidated Financial Statements for fiscal year 2011 was KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network.

KAP Purwantono, Suherman & Surja has been our public accountant firm since 2012. The public accountant whose signature appears on the Independent Auditor Report for fiscal year 2013  is Hari Purwantono.

KAP Purwantono, Suherman & Surja is also assigned to perform an audit on the Effectiveness of Internal Control on Financial Reporting for fiscal year 2013  and an audit on funds utilization of the Partnership and Community Development Program (“PKBL”) for fiscal year 2013.

Fees and Services of the External Auditor

The following table summarizes the fees for audit service in 2011,  2012 and 2013:

	For Years Ended 31 December,
	2011 (1)	2012 (2)	2013 (2)
	(Rp million)	(Rp million)	(Rp million)
Audit Fees	40,503	26,619	28,240
Tax Service Fee	70	-	-
All other fees	400	326	-

(1)         Audited by KAP Tanuredja, Wibisana & Rekan.

(2)         Audited by KAP Purwantono, Suherman & Surja.

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RISK MANAGEMENT

A.      Risk Management System

Since 2006, we have has initiated the implementation of a risk management system with reference to the COSO Enterprise Risk Management framework. Risk management is inherent in the implementation of GCG as well as internal control mechanism within the company.

Our stated vision with regards to risk management is: "Promoting a risk management as EMBEDDED CULTURE within all scopes of business processes and operations." Therefore, since 2008 we have established and developed:

-	Structural Aspects which include developing risk management vision, mission, commitment, tone at the top, conducive internal environment, policy, competence development, IT tools and systems.
-	Operational Aspects which include determination of Risk Acceptance Criteria, conducting risk assessment and developing specific-functions risk management.
-

Maintenance Aspects which include monitoring risk management implementation, periodical risk reporting report, safeguarding the continuity of competency development. Regularly assessing the quality of implementation of risk management through Risk Management Index, Risk Culture Survey and Risk Maturity Level.

Currently, the implementation of risk management in the Company is integrated across the entire entity. We have established road map of the Entity Risk Management development as follows:

-	2013: improvement of ERM Maturity Level at Quantified Level initial stage.
-	2014: improvement of ERM Maturity Level at Quantified Level intermediate stage.
-	2015: improvement of ERM Maturity Level at Quantified Level Advanced stage.
-	2016: improvement of ERM Maturity Level to Optimized Level.

B.      Evaluation of the Effectiveness of Risk Management Systems

The effectiveness of the Risk Management System is evaluated through:

1.	Quarterly review and monitoring of unit risk management.
2.	Preparation of regular quarterly Risk and Compliance Analysis Reports.
3.	Meetings to discuss corporate risks through meetings at BoD as well as BoC level.
4.	Measurement of risk culture implementation through internal surveys conducted on a number of respondents.
5.	Measurement of risk management maturity level (ERM Maturity Level).

C.      Risks encountered by the Company

Risks encountered by us  are detailed in “Business Overview” – “Risk Factors”. In general, these risks include:

1.       Country-related risks such as changes in politics, society, macro economy and natural disasters that are likely to occur in Indonesia.

2.       Company-related risks that include:

-

Operational risks, including potential disruptions on productive assets, security of the assets from external interference, potential revenue leakage, changes in technology and risks arising from satellite business.

-	Financial risks including changes in interest rates, changes in currency exchange rate and deficient funding.
-	Legal & compliance risks including legal issues encountered by the Company.
-	Regulatory risks including regulatory provisions that Company should comply with.
-	Competition risks including potential tighter competition across entire business portfolio.

D.      Efforts to Manage Risks

To manage the aforementioned risks, hawse have undertaken following efforts:

1.	Established.and developed structural, operational and maintenance aspects over risks management implementation across entire our subsidiaries.
2.	Improving the Quality of Risk-based Decision Making (six eyes principles).
3.	Development of Business Continuity Management and Crisis Management.
4.	Development of Revenue Assurance to prevent leakage and Anti Fraud Program.
5.	Development of Enterprise Security Governance in safeguarding physical and non-physical assets (i.e. Information System Security through implementation of ISO 27000).
6.	Development of Corporate Internal Control Program.
7.	Development of Regulatory Management.

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LEGAL PROCEEDING AND LAWSUITS INVOLVING THE COMPANY

See Note 42 in the Company’s Consolidated Financial Statements.

In the ordinary course of business, we have been named as defendant in various legal actions related to land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. With regard to the legal proceedings described below, we do not believe that subsequent investigations or court decisions regarding those cases will have significant financial impact on us or our subsidiaries. Based on management's estimates on the probable outcomes of those cases, we have made provisions of Rp49 billion as at December 31, 2013.

The following describes certain current significant legal proceedings involving us, our subsidiaries and our Board of Commissioners and Board of Directors.

A.      Cases Involving the Company

Case	Legal Status	Financial Impact (Rp)
Commission for the Supervision of Business Competition (“KPPU”)
We are the defendant with KPPU as plaintiff in the case of allegation of violation of Article 5 of Law No.5 of 1999 on Prohibition of Monopolistic and Unfair Business Competition Practices.	In appeal at the Central Jakarta District Court	18 billion
Civil Court
Telkom and Achmad Mansuri collectively as Defendant with R. Hady Soentoro as Plaintiff in the appeal case to the court decission	In appeal at the Supreme Court	110 billion

Telkom, the Provincial Government of South Sulawesi, the Regional Government of Gowa Regency, and the National Land Agency collectively as Defendant with Andi Jindar Pakki et al. as Plaintiff in the land right dispute at Telkom Makassar

	In appeal at the Supreme Court	57.6 billion
Indonesia National Board of Arbitration (“BANI”)
Telkom as Defendant and PT Giland Teknikatama as Plaintiff in the arbitration case of allegation of default in PKS PPLT	Appeal at Bandung District Court for annulment of BANI decision	1.7 billion
Telkom as Defendant and PT Khatulistiwa Dwi Bhakti as Plaintiff in the arbitration case of allegation of default in PKS PPLT	Administration process of payment	4 billion
Assosiasi Pengusaha Wartel Indonesia (“APWI”)

Telkom, Telkomsel, BRTI and MoCI collectively as Defendant, with BPP APWI as Plaintiff in the dispute case of allegation of unlawful act related to distribution of airtime rights revenues of Internet kiosk (wartel) operators

	In appeal at the Supreme Court	3.7 billion

B.      Cases Involving Subsidiaries

Case	Legal Status	Financial Impact (Rp)
Lawsuit by APWI
Telkomsel has been sued by APWI related to the payment of air time by telecommunication kiosks (wartel), which also involved Telkom and BRTI.	Telkomsel is currently in the appeal process at the Supreme Court	18 billion
Bankruptcy Lawsuit

Telkomsel faced a bankcruptcy lawsuit related to the implementation of the business cooperation agreement with PT Prima Jaya Informatika. Telkomselis alleged to incur liabilities due to the suspension of distribution after the Purchase Order issued by PT Prima Jaya Informatika is rejected.

Telkomsel has been declared free from bankruptcy status based on the Appellate Decision, which is upheld by a Judicial Review decision at the Supreme Court.
KPPU

Telkomsel and certain other Operators were investigated by KPPU related to allegation of SMS cartel practices by said Operators. KPPU has issued a Decision which sentenced Telkomsel to pay Rp25 billion in penalty, for which decision Telkomsel has filed an appeal at the District Court.

	Telkomsel is currently waiting for the notification from the Central Jakarta District Court regarding the start of the Joint Proceedings at the court.	25 billion

C.      Cases Involving Members of Board of Commissioners and Board of Directors

In 2013, there were no legal proceedings involving any serving member of the BoC and BoD.

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ADMINISTRATIVE SANCTIONS

During 2013, there were no administrative sanctions by the capital market authority or other authorities to the Company or members of its BoC and BoD.

PUBLIC ACCESS TO INFORMATION

Our corporate disclosures can be accessed through our website (www.telkom.co.id). Certain disclosures are published in print or electronic mass media or disseminated specifically to employees and their families. Some corporate information is also published in our internal magazine.

In addition, we can be contacted directly at:

Investor Relations

Graha Merah Putih 5th Floor

Jl. Jend. Gatot Subroto Kav.52

Jakarta 12710

Tel.                    : 62-21-521 5109

Fax.                  : 62-21-522 0500

Email/mailist   : investor@telkom.co.id

Below is a list of our disclosure and coordination activities for fiscal year 2013:

Information Transparency Activities	Number of Activities	Date
Conference Call(*)	3	1 May, 23 July, 6 November
Analyst/Investor Meetings	181

9, 10, 11, 15, 16, 17, 23, 30 January, 6, 20 February, 13, 14, 20, 21, 25, 26, 27, 28 March, 2, 3, 4, 9, 10, 11, 24 April, 2, 8, 15, 16, 23, 29, 30 May, 5, 11, 12, 13, 19, 20, 25, 26, 27 June, 3, 4, 10, 11, July, 1, 21, 22, 28, 29 August, 2, 5, 11, 12, 13, 18, 19, 23 September, 9, 10 October, 7, 13, 14, 18, 20, 21, 25, 28 November, 4, 11, 12, 17, 19 December 2013

Public Expose	1	27 November
General Meeting of Shareholders	1	19 April
Investor Release	5	11, 15 January, 6 March, 31 July, 28 November
Investor Conference	3	18-22 March, 20-22 May, 2-3 October
Roadshow	4	27-28 September, 1 October, 3-4 October, 28-30 October
Newspaper Announcement:
a. GMS	3	20 March, 4 April, 23 April.
b. Financial Statements	2	7 March, 19 July
c. Dividend	1	23 April
d. Stock Split	1	21 August

*)     A Conference call is a meeting forum between our BoD and investors, both domestic and international, to report the results of the quarterly financial statements through electronic media, namely a teleconference. Conference calls are usually held to coincide with the publication of quarterly report, which is issued in the form of an Info Memo.

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CODE OF ETHICS AND CORPORATE CULTURE

Given that an organization is none other than the people within it our morals and ethics are the foundation for the application of GCG in our company. Learning from our previous management of governance, our application of GCG is an integral part of our approach to excellence in our performance: being profitable, obeying the law, being ethical and instilling an awareness among our employees of our social responsibility to the public as we strive to be a good citizen to ensure that we will continue to grow and be loved by our customers.

A.      Business Ethics

We believe that a good business principle is ethical business, which refers to doing business sustainably and with excellent performance, in compliance with ethical principles on the basis of prevailing laws and regulations. In line with Decree of the Directors No.KD.05/2005, we have a business ethics that defines the standards of organizational behavior as well as employee behavior in the interactions with customers, suppliers, contractors, colleagues, and other parties that have an interaction with the company.

B.      Implementation of Code of Ethics by the Board of Commissioners, Board of Directors and Employees

In compliance with the provisions of Section 406 of the Sarbanes Oxley Act (“SOA”) 2002, our code of ethics applies equally to our Board of Commissioners, Board of Directors and other key officers as well as all of our employees and can be viewed on our website at http://www.telkom.co.id/en/investor-relations/tata-kelola-perusahaan/kode-etik. Amendments of the code of ethics will similarly be posted on our website.

C.      Business Ethics of Telkom Group Strengthening

Accordance to the direction of the GCG development and implementation surrounding the Group, we have issued a policy on the application of GCG in Telkom Group (No.PD.602.00/r.00/HK000/COP-D0030000/2011) which articulates our measures to strengthen our corporate culture and business ethics within the Group. Our commitment to our code of ethics in managing the Group is as follows:

1.

The companies within the Telkom Group strive to be companies that can be role models by operating a strong, healthy and fair business driven by honorable values and complying with the law while respecting all stakeholders.

2.	The companies within the Telkom Group must operate or manage their business with due attention to ethical business principles and the prevailing laws and regulations.
3.	The companies within the Telkom Group practice the principles of GCG and are concerned with the public, culture and the environment.
4.	Any act against the law or breach of ethics is forbidden, even if undertaken for business reasons or while under pressure from any party.
5.	The company protect anyone who reports information about legal violations, unethical actions or other actions that violate the principles of GCG.

A code of ethics for all Telkom Group employees which require that employees to:

1.	Acts and carries out his/her duties honestly and fairly.
2.	Places the interests of the Company above any personal or group interests.
3.	Respects individual rights and diversity as a source of strength for the Telkom Group.
4.	Upholds the corporate culture.
5.	Safeguards corporate assets and maintains the confidentiality of corporate information.
6.	Produces quality products and provides the best service to customers.
7.	Pursues corporate profits and growth by complying with the provisions of the law and business ethics.
8.	Is responsible for all his/her decisions and actions.
9.	Upholds and enhances the reputation of the Telkom Group.
10.	Respects the public and the environment.

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D.      Socialization and Enforcement of Business Ethics

Socialization and assessment are undertaken each year to instill and reinforce the comprehension of Corporate Values and Business Ethics by all employees. The socialization programs involves aspects of GCG, business ethics, integrity pact, fraud, risk management, internal control ("SOA"), whistleblowing, prohibition of gratuities, IT governance, security of information, and other issues related to the practice of good corporate governance. The assessment meanwhile is carried out through a Business Ethics Survey involving all employees as survey respondents. This survey is implemented online through the Company's portal/intranet media. At the end of the survey, each employee is required to sign a statement of compliance with business ethics applicable at the Company.

The comprehension and practice of business ethics, along with the results of the yearly survey, are audited internally as well as externally through the SOA 404 audit process, related to the implementation of control environment in accordance with COSO framework on internal control audit at the entity level.

E.       Corporate Culture

Systems and cultures are continuously developed to meet the demand and to cope with the business changes in order to realize our aspirations to continue to advance, be valued by our customers, be competitive in our industry and be a role model for other companies. In 2009, we began the transformation to a new corporate culture known as “The Telkom Way”. Our culture were further developed in 2013 with the enactment of Leadership Architecture and Corporate Culture (“LACC”) of Telkom Group

The company’s culture is fully  described as follows:

Philosophy to be the Best: Always The Best

Always the Best is a basic belief to always provide the best in every job we do. Always the Best have the essence of "Ihsan" which in this sense is translated to "best". Employees who have Ihsan spirit will always provide better results than it should be, so the ihsan attitude will automatically be guided by a sincere heart. When every activity that we do is a form of worship to the God Almighty.

Philosophy to be the Best: Integrity, Enthusiasm, Totality

Always the Best requires our employees to have integrity, enthusiasm, and totality.

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Principles to be the Star: Solid, Speed, Smart

Principles to be the Star of the Telkom Way is the 3S, namely Solid, Speed, as well as a Smart which is also the core values or great spirit. Explanation of Solid, Speed Smart is as follows:

Practices to be the Winner : Imagine - Focus – Action

Practices to be the Winner of The Telkom Way is the IFA which is Imagine, Focus, Action as well as the Key Behaviors. Explanation of Imagine, Focus and Action is as follow:

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F.       Evaluation of the Implementation of Business Ethics and Corporate Culture

Each year, we conduct an internal survey to assess the effectiveness of the application of our corporate culture and business ethics. This is known as the Business Ethics Family Survey. The survey, which is conducted online to allow us to reach all our employees quickly, asks questions about GCG, business ethics, The Telkom Way, anti fraud, internal control, the integrity pact, the whistle blowing system and more. The survey results for 2011, 2012, and 2013 were 74.87 points, 79.07 points, and 75.80 points out of a possible 100 points.

WHISTLEBLOWING SYSTEM

As part of our entity level controls, Telkom has since 2006 implemented a whistleblower program that is designed to receive, examine, and follow up complaints from employees of Telkom Group and third parties in confidentiality. The implementation of whistleblower program is administered by the Audit Committee established on the BoC Decree further ratified by the BoD Decree.

A.      Whistleblowing Management

Telkom Group's employees or any third party may submit complaints regarding accounting and auditing issues, policy violations, fraud and/or corruption, and violation of code of conduct directly to the President Commissioner or the Chairman of the Audit Committee of PT Telekomunikasi Indonesia, Tbk. via email, fax or mail to the following address:

Email	:	ka301@telkom.co.id
Fax	:	(62-21) 527 1800
Website	:	www.whistleblower.telkom.co.id
Letter	:	Audit Committee
PT Telkomunikasi Indonesia Tbk.,
Graha Merah Putih, 5th floor
Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710

In filing complaints the following criteria must be met:

-          a complaint is filed via website, email, fax or mail;

-          it provides information on issues of internal control, accounting, auditing, regulatory violations, fraud and/or corruption, and violations of the code of ethics; and

-          Information reported must be supported by sufficient evidence and considered reliable for further investigation .

B.      Protection for Reporting

The Company’s policy on whistleblowing protection is stipulated in BoD Decree No.KD.48/2009to accommodate and ensure the safety of employees and third parties who file complaints or report violations.

C.      Parties managing Complaints

Complaints are managed by the Audit Committee who will follow up complaints received in accordance with established procedures.

D.      Complaints Handling

In order to meet the OJK Rule No.IX.1.5 and the Sarbanes-Oxley Act of 2002 Section 301 regarding the Audit Committee of a Public Company Audit Committee, complaint handling must be included in GCG improvement framework. Therefore, certain conditions for filing complaints are necessary to ensure that a complainant has full sense of responsibility and does not intend to defame someone's reputation.

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The Audit Committee will follow up complaints filed by third parties including, and especially those from the Telkom Group's employees relating to:

-          Accounting and Auditing

Accounting and internal control problemsover financial reporting that might lead to material misstatements in the financial statements and audit issues, especially concerning the independence of the Public Accountant Firm;

-          Violations against regulations

Violation of capital market regulations and laws pertaining to the operation of Telkom and violations of internal regulations that could potentially harm the Company;

-          Frauds/or suspected corruption

Fraud and/or corruption by officials and /or our employees; and

-          Code of Ethics

Unhealthy attitudes of Directors and Management that may ruin Telkom’s reputation or cause harm to Telkom’s business. These dishonorable actions may include: dishonesty, conflict of interest or misleading information to the public.

We have also established a working mechanism between the Audit Committee and both the Internal Audit and Investigations Committee, including with subsidiaries to follow up incoming complaints. In addition, the whistleblower program has also been socialized to and comprehended by majority employees.

During 2013, the Audit Committee followed up two complaints filed that were worth investigations and fell into the category of complaints that are related to accounting, internal control, regulatory violations, suspected fraud, and code of ethics violations.

The application and results of whistleblowing systems:

Description	Quantity	Remarks
Number of complaints	3	Complaints received
Qualified	2	Complaints deemed worth follow ups
Complaint category	2	Suspected Fraud
Complaint progress	1	Complaint being processed and followed up

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E.       Whistleblowing System Procedure

WHISTLEBLOWING SYSTEM PROCEDURE
WHISTLE BLOWER
THE AUDIT COMMITTEE / BOARD OF COMMISSIONERS
PARTIES
• Website
• Email
• Fax
• Letters
Initial Review
Does it have anything to do with BOD
NO
Initial Review by the Internal
audit
YA
YES
Does it need more information
• Initial Review
• Formulating TOR and preparing for an
• independent auditor
• Discussion on follow up actions
Investigative audit and follow up by Investigative Committee
YES
• Accounting and Auditing
• Violations on Regulations
• Frauds and or Corruption
• Code of Ethic
NO
Investigative Audit?
YA
Supervision of the Audit Committee
Investigative audit by independent auditor
Does it meet the procedure
• Report and recommendation
NO
Laporan
BOC Opinion
Report and recommendation
Shareholders
Report it to shareholders?
NO
Information
BOD
Documented
NO

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GCG IMPLEMENTATION CONSISTENCY

At our environment, an extensive and increased comprehension towards GCG has been achieved as the company experienced and learnt things during its implementation. Telkom strongly believes that GCG is a dynamic system that needs to be strengthened from time to time to make it always adaptable to changes in our business. Through continuous updating, instead of getting in the way, GCG implementation will contribute more to our business growth.

Our GCG implementation is integrated with the management of compliance, risk management and internal control. This practice requires us to be able to manage GRC in alignment with the management of our business performance and ensure the business as a going concern. Initially, implementing risk management was not easy, requiring time to master the competencies, achieve greater accuracy in recognizing the industry and organizational risks and embed a culture of risk within the corporate culture. However, thanks to the commitment, consistency and patience of the management, risk management is now making a very positive contribution to the planning and decision making processes, and reinforcing GCG implementation at Telkom Group.

The following key activities have been implemented consistently to support GCG practices and ensure that it is aligned with the management of the business:

A.      Performance Management System

To instigate GCG, particularly accountability, we manage our accountability for our employees’ performance through an Employee Performance Management System, as stated in Company policy No.PD.208.00/2011. In accordance with the purposes and objectives of the policy, the principles of objectivity, fairness and transparency are applied by referring to the guidelines on responsible performance measurement and appraisal in the management contract mechanism, the determination of performance indicators according to the scope of work and role of each unit and individual within the organization and the setting of agreed targets that refer to the Company’s performance targets as stated in the corporate plan. Performance targets are formulated on the basis of the corporate plan and are broken down to the unit, sub unit and employee level with due attention to the SMART principle Specific, Measurable, Achievable, Realistic, and Time Related. Evaluation is conducted regularly (daily, weekly, monthly, quarterly and annually) according to the performance indicator measured in the management review mechanism, which is supported by various online applications.

To complement the existing Decree No.PD.208.00/2011, we have passed the regulation No.PR.208.01/r.00/PS730/COP-B0011000/2012 dated March 22, 2012 regarding the Employee Performance Management System Application which principally measures basic elements of individual performance and individual competencies (core competency and specific competency). The individual performance assessment refer to realization of management contract and employee competencies assessment done using 360 degrees assessment by the employee itself, employee’s supervisor, subordinates and colleague. Both assessment process performed online using web based information system application through our portal/intranet.

B.      Implementing the Integrity Pact and Strengthening the Anti-Gratuity Policy

We began to implement the Integrity Pact consistently after the Integrity Pact policy was issued in 2009. The Integrity Pact policy is aimed at sharpening GCG implementation, particularly in relation to the GCG implementation areas namely integrity code, business ethics, avoiding conflict of interest, prohibition on gratuities, prohibition on insider trading, information confidentiality, preventing actions intended for self-enrichment of the enrichment of other party that could cause financial loss in the areas of procurement and partnership, service integrity and financial reporting integrity.

Although the Company already practices GCG, it is important to allot particular attention to certain areas to prevent potential financial loss to the Company and to create “islands of integrity” as one of the instruments of bureaucracy reform and the prevention of collusion, corruption and nepotism (“KKN”), by concentrating on measures to create openness, accountability and participation.

The direction of the President Director and the Integrity Pact in the presence of senior leader Telkom Group.

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C.      ISO-Based Process Management

Since 1996 we have consistently applied the ISO-based quality management system and integrated it with the Malcolm Baldrige-based performance excellence criteria since 2001. Our second application of the ISO and Malcolm Baldrige-based quality management system is aimed at establishing governance processes and performance through disciplined processes and proper documentation to achieve process-based performance excellence in the Company refers to the assessment of performance  excellence Malcolm Balridge. In 2013, the Company’s excellent performance is assessed by KPKU of the Ministry of SOE and internally self-assessment is performed at Business Unit/Division level.

D.      Corporate Planning Governance

Consistency in planning governance is a key concern for management in implementing GCG. According to Company policy, the management ensures that the corporate planning is systematic, simple, organized, integrated, aligned with the corporate vision and mission, and can be properly executed according to previous plans, it should also facilitate evaluation and control when applied.

The corporate planning model comprises three phases:

1.       Aligning stakeholder expectations.

2.       Formulation the corporate strategy (strategic formulation).

3.       Implementation of the business strategy.

GCG guarantees and provides assurance that the entire planning process and all related activities are carried out effectively, responsibly and transparently and are able to deliver sustained added value to the company, while avoiding any conflict with the interests of the stakeholders.

E.       IT Governance

As a company engaging in the business of information and data provider for customers,in which security must be guaranteed, we always strives to strengthen our  IT governance. We also strives to always maximize the use of technology in managing the company, since it will directly contribute to the improvement of good corporate governance implementation. Almost all points in our corporate value chain which covers all production equipment infrastructure networks and all important aspects of management such as finance, logistics and human resources, including services to employees, customers, suppliers and other stakeholders have been integrated into the IT network.

The IT governance management framework refers to Control Objectives for Information and related Technologies (“COBIT”), and is articulated in our policy on Information Security Systems (No.KD.57/Year 2007), comprising:

1.        Information, data/information processing systems, networks and supporting facilities, which are critically important information assets.

2.        An information security system to assure information integrity and assets, in order to protect our competitive value, cash flow, profitability, legal compliance and commercial image.

3.        An information security system covering risk assessment, security assessment, legal and regulatory compliance and business requirements.

4.        The successful implementation of information security systems through shared understanding, control, monitoring and evaluation of policy implementation.

Several examples of IT governance practice in our operation are user access review, password management, audit log/audit trail and end user computing.

F.       e-procurement Implementation

As a manifestation of GCG and Integrity Pact, we have been consistent with our application-based procurement management to curtail meetings between suppliers and the procurement committee as all tenders and negotiations are done through the monitors in order to make making them fair and transparent.

We select suppliers through three main stages which are supplier registration stage where suppliers register their names online through Supply Management and Logistic Enhancement (“SMILE”),  followed by Selection stage where we make assessment on suppliers depending on their business classification and other criteria to create supplier ranking and shorter suppliers list, and Eligible Bidder stage, which is the final selection for suppliers eligible for bidding or being engaged in a procurement process.

The benefits of the system are, among others, the speed of the tender process, the electronic selection of tender participant according to the specified requirements, electronic selection of the winner, and other benefits related to enhanced quality of the process, reasonable prices, fairness, transparency and absence of any intervention.

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G.      Human Resource (“HR”) Competence Development

The gradual change in business portfolio from infocom to TIMES has created shifts in terms of necessary competence. Based on our formulated GCG framework, the competence and capability of human resource is one of important elements in GCG practice.

In the implementation, knowledge management is focused on creating business values that can produce sustainable and competitive advantages by optimizing the acquisition, sharing and  utilization of knowledge the company needs for continuous improvements.

To support our  knowledge management process, we had a Knowledge Management System called KAMPIUN, which is a sort of data bank (repository) used as a tool for all employees to improve insights and knowledge by uploading or downloading any knowledge they may need via the system to find solutions for many different problems they find at work, which in turn will help improving work productivity and quality.

The final objective of knowledge management is to create a learning organization, which is an ideal condition where we will keep running without being dependent upon any particular employee. This is to be achieved by projecting us into a knowledge-based enterprise through the transformation of Learning Center into a Corporate University (CorpU), which has become a channel for competence improvement to support our business needs so as to establish a center of excellence human capital who have international standards within the TIMES industry. They are then expected to support business improvement and the implementation of our new culture tag-lined “from competence to commerce" which means that competent employees are likely to create business.

Please refer to "Human Resources" section  on page 88 for more detailed information on human resource competence development.

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H.      The Management of Information Ownership and Intangible Assets

Information and all intangible assets, including research, technologies, and intellectual property rights earned through assignments within and/or at the expense of the company are the property of Telkom. hawse have a regulations on the Management of Intellectual Knowledge and Intellectual Property Rights in accordance with No.PD.605/2011. Through the protection and management of intellectual property we expect to be able to increase income generation and maintain our competitive advantage. Creativity and innovation with regard to new and existing products and services is a corporate asset. We manage a database of creations, brands, industrial designs, inventions, trade secrets, copyrights, trademarks, industrial design rights, patents, and rights to trade secrets. We routinely manage various activities that constitute intangible assets, such as innovation, through our portal http://inovasi.telkom.co.id which can be accessed by all employees.

I.        Relations with Stakeholders

Understanding and comprehending the needs and expectations of stakeholders are an important part of the GCG management to create fairness among all stakeholders. Through our corporate culture "The Telkom Way", the management has strived to foster corporate values and culture by leading all employees to a shared understanding of values that should always be informed to all stakeholders and make such values including inherent norms and principles of governance as the center of their inspiration.

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The following are some identified stakeholder values:

Stakeholder	Stakeholder Value
Customer	Product and service satisfaction level Accuracy and transparency in invoicing and operating Guarantee product and service continuity
Shareholder

Continuously provide dividend to shareholder

Increasing trend on share

Adaptable to new environment

Win over market and ready to compete

Continuous growth of financial performance

Guarantee of business governance expansion

World class practice

Employees	Employee Welfare Good career place
Government	Abide to government regulation Transparent and abide to tax regulation Role model for all SOE Participant in increasing PDB
Competitor	Fair business competition Mutual business partner Resource sharing to press cost
Investor and Finance Community	Transparency in company report Good financial report
Community	Employment Economy multiplier effect Provide positive impact for public at large

Follow ups on Complaints from Customers and the Community

Under current business conditions, where telecommunications penetration has exceeded, growth in voice (telephone use) has reached saturation point and the competition is getting fiercer, maintaining a balance between the needs and expectations of all our stakeholders brings its own challenges for GCG implementation. Complaints have been made by customers and the public about the telecommunications services among others are tariff war that leads to a decline in ARPU and diminishing of service quality, fixed billing complaints, pulse credit absorption. We use the complaints as input to evaluate and improve its services quality, and responding and follow up every customers and society complaints, as it is our commitment to put forward ethical business practices and provide satisfactorily services to customers and other shareholders.

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GCG EVALUATION

We monitor GCG performance through annual evaluations by the IICG, an independent GCG rating company in Indonesia. The IIGC routinely conduct CGPI surveys and ratings on listed companies, SOE or companies other than listed companies or SOEs.

The process for CGPI assessment and rating consists of four stages with different weighing:

1.	Self assessment, the company was asked to complete the questionnaire in accordance with the GCG assessment theme.
2.	Observing document, the company submitted policies, procedures and other evidence demonstrations our application of GCG.
3.	Assessment of papers and presentations, the company prepared a paper describing GCG activities in line with the assessment theme and presented it to the jury.
4.

Observation, where the IICG jury visited us for interview, observation and an on-site review to confirm the implementation of GCG in the company, referring to the results of the self-assessment, document and paper assessment

As a result, we are again awarded the recognition as The Most Trusted Company, in line with the GCG assessment theme for 2013, namely "GCG in Perspective of Knowledge".

A part from assessment by IICG, Telkom we are frequently chosen to be observed by other rating agencies since we are considered as benchmark or model for other companies. Following is some of our other achievements:

1)	Ranked 1st as the Most Committed to a Strong Dividend Policy from Finance Asia Best Companies Award 2013.
2)	The Best of Asia for the category of Asia’s Icon on Corporate Governance in Corporate Governance Asia Annual Recognition Award 2013.
3)	The Best Corporate Overall from Indonesian Institute for Corporate Directorship (“IICD”) on Corporate Governance practices in listed companies in Indonesia.
4)	Ranked 2nd The Best GCG Implementation in Anugerah Business Review.
5)	The Best GCG Implementation from Anugerah BUMN.
6)	Corporate Governance Perception Index – The Most Trusted Companies 2013 as the most trusted company from IICG in collaboration with SWA Magazine based on investor, analyst and fund manager survey.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

In Indonesia, the implementation of Social and Environmental Responsibility for corporations, also known universally as Corporate Social Responsibility (“CSR”), is mandatory for business entities incorporated as a limited liability company with business activities in the area of, and/or related to, natural resources. This is regulated in Government Regulation (“PP”) No.47/2012 on Social and Environmental Responsibility in Limited Liability Company, as the implementing regulation for the stipulations of Article 74 of Law No.40/2007 on Limited Liability Company. Thus, PP No.40/2012 serves as the basis for us in developing and implementing our CSR programs, internally as well as externally.

In addition, as a State-Owned Enterprise (“SOE”), we are also obliged to implement a Partnership and Community Development Program (“PKBL”). Activities carried out within the scope of PKBL are governed by the Minister of SOE Regulation No.PER-05/MBU/2007 dated April 27, 2007, on Partnership Program of SOE and Small Scale Businesses and Community Development Programs, which has been lastly amended by Minister of SOE Regulation No.PER-08/MBU/2013 dated September 10, 2013. In essence, activities in PKBL have a purpose similar to CSR, and thus represent one form of the implementation of CSR.

CSR STRATEGY

Our CSR strategy is based on the “Triple Bottom Line” concept for sustainable business existence and growth through a balanced approach towards achievements in aspects of Profit-People-Planet (“3P”). In addition to the pursuit of financial gain (profit), a business entity should also be actively involved in supporting the welfare of society (people) while contributing to the preservation of the environment (planet).

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The achievement of corporate sustainability encompassing aspects of economic sustainability, social sustainability, and environmental sustainability also refers to the guidance procedures of ISO 26000 for socially responsible conduct of business organizations as part of the practice of good corporate governance (“GCG”).

Further, our CSR activities are also aligned to the Company's vision & mission statements as well as the Company's business portfolios, whereby we have defined its existence as a business entity under the theme of "Telkom Indonesia for Indonesia". In regard CSR, this theme is pursued through the objective of "Enlightening Society", namely supporting progress of people in Indonesia towards greater welfare through activities in the three main pillars of Telkom CSR that are in line with the Triple Bottom Line concept, as follow:

-          Digital Environment. We concern for the environment is manifested through the provision and management of telecommunication infrastructure and a variety of Information & Communication Technology (“ICT”) facilities to support and connect the activities of communities, including in environment preservation of the respective areas as well as in emergency response situations during natural disasters.

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-          Digital Society. We also contributes to the empowerment of communities, in line with current global trends where social interactions are being increasingly shaped by progress in ICT. In this regard, we intend to empower the communities through education on the optimum utilization of ICT, so that community members may benefit in their daily life and activities.

-          Digital Economy. We actively seeks to create synergy with relevant stakeholders in creating greater economic welfare for the nation and people of Indonesia by supporting the provision of ICT facilities in a variety of public services, as well as by supporting the development of micro, small and medium enterprises, and especially those in the creative industry sector, related to the optimization of ICT utilization.

Overall, the three main pillars of our CSR are implemented through a variety of programs in 7 (seven) activity areas, namely: (i) partnership, (ii) public service, (iii) education, (iv) healthcare, (v) culture & civilization, (vi) environmental preservation, and (vii) disaster relief/social charity.

Following is a description of our social and environmental responsibility activities conducted during 2013, which for reporting purposes are grouped into programs in (i) environment preservation, (ii) programs in employment, work health and safety, (iii) programs in PKBL, development of infrastructures and facilities for the community, and disaster assistance, and (iv) programs related to responsibility to consumers.

ENVIRONMENT PRESERVATION

We realize the importance of preserving the environment, and thus strive at all times to minimize the negative impact to the environment due to our operational activities as well as the activities of communities and the society in general. We are also active in supporting various national programs related to environment preservation.

A.      Policy

Our commitment to be environmentally responsible is stipulated in Circular Letter No.ED.130/PS000/SDM-20/2008 regarding efficiency measures within PT Telekomunikasi Indonesia, Tbk, which are carried out through a variety of internal and community programs. Environmental impacts caused by the company's operations must be kept at a minimum level and we assume responsibility for such impacts.

B.      Type of Program

We strive to run a variety of programs related to environment preservation summarized in Telkom’s Go Green Action, which is a program that covers carbon emissions mitigation, office building energy efficiency, BTS energy efficiency, use of renewable energy, paperless office concept, waste management, water treatment and recycling, bike to work and earth hour.

1.       Carbon Emissions Mitigation Efforts

We have yet to specifically calculate the carbon footprint from its operations. Nevertheless, since 2009 we have engaged in a number of initiatives to consistently and purposely reduce the consumption of electricity in our operational activities. Thus, we also contributes to efforts in carbon emission mitigation, the electricity consumed was generated by power plants using conventional fossil fuels (coal and diesel fuel) that are sources of carbon (“CO2”) emission into the atmosphere.

In our implementation, these initiatives are undertaken through a strategy of utilizing highly efficient equipment with new technologies that are more environment friendly, among others:

-          The use of AC equipped with inverter technology, retrofiting existing fluid and thermodynamics systems with Artticmaster technology, and replacing freon in AC equipment with hydrocarbon refrigerant.

-          Replacing TL lamps with LED lamps that feature higher energy efficiency of up to 90%.

-          Installing capacitor banks at our STOs to reduce energy loss due to reactive power.

-          Replacing TDM-switches in switching equipment with soft-switches that consume less electricity, dissipate less heat, and have smaller footprint.

-          Replacing existing linear-mode type rectifiers with switch-mode type rectifiers that require lower input power while giving higher efficiency conversion.

-          Construction and operation of green data centers, which feature zero depletion refrigerant (no CFC), zero depletion FAP (N2 100% natural gas), environment friendly materials (mercury-free) and energy-efficient (from the use of LED lamps and cooling system management).

Aside from contributing to carbon emission mitigation efforts, these initiatives to reduce electricity consumption have also result in efficiencies in operational and maintenance costs, as well as reduced equipment down time due to failure of air conditioning system.

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2.       Office Building Energy Efficiency

We have made energy systems in our office buildings more efficient. A variety strategic measures is applied, such as:

-          The use of capacitor banks to improve the power factor, to comply with the KVAR limit of PLN, and to reduce wasted electricity due to the large apparent power from capacitive loads. In 2013, we conducted a series of joint trials with PT Excelindo Chandra Mulia (holder of Top Saver 2000) and have implemented the use of Top Saver for non-inverter equipment in order to reduce power losses and will continue in the following years.

-          Installation of reflective glass of 6 mm thickness to reduce heat from the outside, allowing for more efficient use of air conditioning systems. A series of joint trials were conducted during 2013 with PT Sadean Energy Indonesia, holder of Reflecto Coatings for Building on the use of film-coating materials on external windows and glass wall panels on buildings. The film-coated glass allows visible light to pass, while reflecting all or most of the radiant heat from outside. This results in considerable reduction in the use electricity for air conditioning and for lighting. Implementation of the program started near the end of 2013 and will continue in the coming years.

-          Replacement of conventional lighting with LED lighting that are energy-efficient and also environment-friendly as they do not contain mercury.

-          Retrofitting chiller AC with modern, energy-efficient technology used in building automation system (“BAS”), resulting in more efficient operation by building operators as well as the use of more environment-friendly refrigerants. Implementation of the program started in mid-2013 and will continue in the coming years.

-          The proper and strict implementation of operational schedules for lighting and equipment, without compromising the comfort and safety of building occupants, in order to reduce inefficient use of electricity.

-          Provide continuous and consistent education on energy conservation to building occupants, including the placement of signage/stickers at various strategic locations to remind employees to reduce the use of electricity and water.

-          Implementing a lighting zoning scheme by segregating areas with lights-on based on their needs, in order to improve the appropriate use of energy and thus saving energy.

-          Installation of timers for outdoor lighting.

3.       BTS Energy Efficiency

A significant energy saving is achieved by using outdoor BTS for all Telkom Flexi and Telkomsel BTSs. Outdoor BTSs are smaller in compare with indoor BTSs and require no substations and cooling system. The operations of 3.996 units of outdoor BTSs allowed us to save energy for cooling purpose by 30% or an equivalent of Rp48 billion.

4.       Use of Renewable Energy

Significant carbon emissions mitigation effort has been made by changing energy consumption pattern from using non-renewable energy to using renewable energy such as energy from solar, water and the wind. Although small in scale, we have begun to implement the concept of "carbon free" for some operational activities. The use of solar cells as energy to run BTSs allows 961.39 ton of CO2 emission reduction each year.

Telkomsel is the pioneer in operating BTS’s that use renewable energy from solar energy, micro hydro, and low power consumption, and has operated thousands environment-friendly BTS.

Renewable energy is used in some islands and other cities that 24/7 still used generators, by starting to use hybrid power plants that combine solar cells and wind power. The use of renewable energy like hybrid power plant is expected to save electricity consumption, maintenance costs and fuel consumption by 98%. Meanwhile, the remaining 2% of fuel consumption is still needed for maintenance purpose.

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5.       Paperless Office Concept

Another initiative in the mitigation of carbon emissions is through the implementation of the paperless office concept. We have already implemented this concept through the online office memo system since 1998 in a number of work units nations-wide. Subsequently, our management has issued policies to significantly reduce the budget for office papers. By minimizing paper use, we have succeeded in reducing the amount of paper waste.

At present, all of our works units have implemented the online official memo application for internal office memo traffic. Throughout 2013, the number of internal official memos generated by all of our works units through the online official memo application has reached 221,286 memos.

Assuming that on the average, a single official memo consists of 2 (two) pages and is directed to 3 (three) recipients, which in turn forwarded further to another 3 (three) people each. These 221,286 memos require a total of 3,983,148 pieces of paper, or equivalent to 7,966 reams of paper. By using the online official memo applications, we have saved on the use of 7,966 reams of paper.

We have also socialized the implementation of the concept among employees as well as our customers, inter alia through the use of electronic billing, and centralized bill payment through teller service, automated teller machine ("ATM"), phone banking, internet banking, mobile banking and auto debit.

6.       Management of Hazardous and Toxic ("B3") Waste

Waste disposal is managed jointly with local Sanitation Department. It is routinely monitored to reduce the amounts of left over waste. We also manages waste and its disposal in a responsible manner at all operational offices.

7.       Use and Management of Recycled Water

Water is vital for human life and plays an important role in maintaining the ecosystem. Therefore, the use and management of water has become an issue no less important than of carbon emissions mitigation efforts. In this regard, we have a strong commitment to responsible of water use and treatment.

Our water consumption is relatively low, used mainly for building operations and drinking water for employees, which is majority supplied by the local Water Company ("PDAM") of the areas in which we operate. However, we have made a strategic step in water treatment by making bio pores and installing storage tanks around our office buildings to hold rain water, as well as implementing a simple water recycling process using charcoal-based filtration. The filtered water is then used to wash cars and water plants.

8.       Bike to Work

In order to live a healthy life and mitigate carbon emissions, we urges employees to bike to work on Fridays. The suggestion was initiated in 2009 and has gained good responses from most of our employees even until 2013. We hope this habit will be long preserved and is part of "Bike to Work" national movement instilled among employees.

9.       Earth Hour

We participates in the annual "Earth Hour" promoted by WWF that aims to preserve the environment by reducing electricity consumption. This activity is carried out by keeping a power outage for 1 hour on Saturday in the fourth week of March of each year, which is scheduled at 20:30 to 21:30.

C.      Certification in the Field of Environment

Embracing the vision to be a leading company in TIMES business across the region and to actualize a mission to provide high quality TIMES services at competitive prices while trying to become a role model of corporate management, we shall also consider environmental control, and health and work safety. To meet government regulations in applying SMK3, in 2013 Telkom and our subsidiary, Property, earned SMK3 certificates.

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EMPLOYMENT, HEALTH AND WORK SAFETY ("K3")

A.      Employment

1.       Policy

The policy of HR management is directed on the attainment of vision, mission and corporate target (sustainable competitive growth) as well as HR management target. The HR management target is to establish great leader and great people with productivity above industry average with high level of engagement in managing Telkom Group business portfolio which focusing on TIMES. We are also striving to improve synergy and efficiency among companies within Telkom Group and will continue to focus on how to deliver our values.

Law No.13 on Employment and Collective Work Agreement (“CWA”) between the management and the union, serves as a reference throughout the employment policy to ensure the compliance with the applicable rules and legislation and to minimize the occurrence of violations of human rights in the employment relationship.

a.       Management of Employee Relations with Management

Referring to The Presidential Decree No.83 year 1998 on Ratification of ILO Covention No.87 year 1948 on Freedom of Association and Protection of the Right to Organize Convention, a group of Telkom employee established “Serikat Karyawan Telkom” or “SEKAR”. Up to 31 December 2013, SEKAR has 16,283  employee member or 91.1% of total employee working for Telkom and JVC. To avoid the potential conflict arising in the next PKB, the Management enhances the role of LKS Bipartit which conducted on monthly basis.

b.       HR Recruitment

Our recruitment is done through internal and external recruitment. Internal recruitment is done by optimizing the Telkom Group existing resource through synergy to achieve cost efficiency for employee turnover, and to obtain the best talent suitable for needs and at the same time facilitating career development for existing employees. External recruitment is focused on hiring professionals to fill positions that competence is not owned by existing employees and recruit fresh graduates with the aim to fill the position left by employees due to retirement, improving the composition of employees in terms of education, age and streams (corporate function).

c.        Competence Development

The human resource competency development was brought about through education and training in competence conversion as well as competence development, both directly or indirectly related to our business strategies and operations.

In addition, we also hold a variety of programs to improve employee competencies, which are currently managed through Telkom CorpU. Among of the programs are international certification and GTP, which provide opportunities for company’s best talents to have global exposures and experiences by stationing them in many countries.

d.       Employee Remuneration

We offer competitive employee remuneration packages that consist of monthly salary, various allowances and facilities such as housing, pension plan and health pursuant to prevailing rules and regulations, which are regularly revisited to secure competitiveness within the industry.

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e.        Health Care

Managed by Yakes, we provide medical benefits for employees and their family intended at improving the Company's productivity. To monitor the employees’ health, we organized annual medical check up in order to obtain employees’ health status (stakes). In addition, we also issued a policy of of healthy living paradigm. Health benefit is also provided for all retiree, including their family, categorized in two types of funding, namely:

-	Employees who were hired prior to November 1, 1995 and have served over 20 years, are eligible for helath insurance managed by Yakes Telkom; and
-	The Remaining employees are given access to health services in the form of insurance benefits.

For our subsidiary employees, medical benefits are provided though health insurance program sponsored by the government, known as Jamsostek.

f.         Retirement Program

We offers two pension schemes, namely Defined Benefit Pension Plan ("PPMP") tailored for permanent employees who were hired prior to July 1, 2002, and Defined Contribution Pension Plan ("PPIP") that apply to other permanent employees.

g.       Employee Awards

On regular basis, we give a number of awards to high achievers individuals and units who have shown remarkable contributions to our business targets achievements. The awards are presented to motivate for improved contribution in the future.

h.       Level of employees turnover

Employee turnover is due to situations in which employees leave the company for various reasons like voluntary resignation, being assigned as officials at Telkom, our subsidiaries or other government entities, death, retirement and early retirement, which is a program that is offered openly and voluntarily in nature, to employees that meet certain criteria.

i.         Gender equality and equal employment opportunity

We have no gender discrimination policies related to employment. All regulations are applied consistently and equitably to all employees regardless of gender. Similarly, the employment opportunities offered apply to all employees, with positions available to us do not specify the qualifications that differentiate by gender. Position requirements specifies only the education and competencies (soft skills and hard skills) requirement. Employee rights (compensation, benefits, career development opportunities and competencies, working time, working facilities) and obligations applicable to all employees regardless of gender.

2.       Type of Program

During 2013, we implemented the following activities in employment aspect:

a.       Negotiation of CWA between Management and employees is conducted every two years.

b.       838 employees were hired during 2013 through recruitment.

c.        Competency development in 2013 is provided for employee both still in active duty and entering retirement period.

d.       A variety of International certification programs for 1,471 employees.

e.        Employee  remuneration was based on their performance and annually adjusted to market benchmark.

f.        By the end of 2013, the number of employees and retirees and their families who participated in its core health services Yakes we reached 113,629 people.

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g.        The pension program

-	- PPMP

PPMP is managed by Dana Pensiun and the benefit is calculated by an actuary based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away.

-	PPIP

PPIP is a pension plan for permanent employees who were recruited after July 1, 2002, managed by several appointed Pension Fund Financial Institutions from which employees can choose. The Company's annual contribution to the PPIP is determined by a portion taken from participating employee’s basic salary.

-	Welfare support for retired employees.

h.       A number of awards were given to high achievers by both internal and external parties while other awards were given to outstanding units, with the following details:

-	internal awards to 443 employees;
-	honor medals from the Indonesian President were given to eight employees; and
-	unit awards were given to four units.

i.         Staff  turnover during 2013 involved 1,327 people, including 781 who took early retirement.

3.       Financial Impact

Following is the financial impact of some employment programs:

a.	Expenses for pre-retirement training for employees of Rp1.5 billion.
b.	Expenses for welfare support for retired employees of Rp10.2 billion.
c.	The expenditures for recruitment program reached Rp7.5 billion.
d.	Budget allocation for Competency development amounted to Rp265.3 billion
e.	The Company’s contribution for post-retirement health care and insurance benefits during 2012 are Rp302 billion and Rp17 billion, respectively.
f.	Our contributions for PPMP and PPIP during 2013 respectively reached Rp182 billion and Rp6 billion
g.	Cost incurred for the award was Rp8.5 billion

Please see the Human Resources section on page 58 for more detailed information on employment.

B.      Health and Work Safety

1.       Policy

Since 2009, K3 was managed focusing on how to accomplish zero accident rate. The program is organized pursuant to labor regulations and K3 rules evaluated and assessed each year. Our commitment to realize security and safety in work environment is manifested in the policy set out in the Company's Board of Directors Decree regarding the Determination of the Company’s Enterprise Security Governance and Safety Regulation. No.KD.37/UM400/COO-D0030000/2010 dated October 26, 2010.

2.       Type of Program

In 2012-2013, various activities were carried out related to the K3 program including:

a.       Training on work safety

-	Training for General HSE Expert and SMK3 Internal Auditor.
-	Simulation of Fire Emergency Response at Witel Bogor.
-	Earthquake Emergency Response Training and simulation in Jakarta Timur.
-	Simulation of Flood Emergency Response against vital objects in collaboratoin with Indonesian Navy (“TNI AL”) at Witel Bekasi.
-	K3 seminar held each two monthly Seminar in collaboration with Jaring K3.

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b.       Achievement of ”zero accident”

Location	Safety Hours
Telkom Bekasi Area	1.638.569
Telkom Bogor Area	2.143.736
Telkom West Jakarta Area	2.503.164
Telkom South Jakarta Area	1.592.892
Telkom East Jakarta Area	4.077.024
Telkom North Jakarta Area	2.269.530
Telkom Tangerang Area	3.834.832
Telkom Regional Sumatera	2.012.569
Telkom Regional West Java	2.094.151
Telkom Regional Central Java	2.044.573
Telkom Regional East Java	2.041.061
Telkom Regional Kalimantan	5.092.684
Telkom Regional KTI	8.671.826
Telkom GMP Bandung	2.025.063
Telkom GMP Jakarta	3.404.798
Telkom GCC Central Jakarta	4.086.952

c.        Online SMK3 Application and Online Safety Care

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The development of online SMK3 application, in accordance with the Government Regulation No. 50 Year 2012, can be accessed by all organic employees, contains SMK3 measurement criteria and can be used for online monitoring, evaluating and analyzing purposes to simplify and to expedite the implementation process and information updating nationwide.

-

Online Safety Care Application is a means to raise employee awareness on aspects related to their respective work place, for example, to inform working conditions with potential risk of K3 to prepare its solutions.

d.       Awards received in K3 (Zero accident)

-	Awards received in OHSE (Zero accident) from the Ministry of Man power between 1 January 2009 untill 31 December 2012 for 13 office locations
-	Awards received in OHSE (Zero accident) from the Governor of Banten between 1 January 2009 untill 31 December 2012 for Telkom Area Tangerang
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Awards from the Ministry of Manpower, Directorate General of Supervision and Fostering Employment on the on audits on OHSE management system recommended to obtain a "Satisfactory Level for the Advanced category", for Telkom Area Jakarta Barat, Telkom Area Balikpapan Kalimantan Timur, Telkom Area Jakarta Selatan, Gedung Kantor Pusat Telkom, and Gedung Telkom in Solo.

e.        Internal Audit on SMK3

To ensure that the company has set the HSE goals, objectives and programs that meet the HSE policy, SMK3 audit was conducted internally once a year in the West, South, Central, East, North Jakarta, Bekasi, Bogor, Tangerang areas) and by regionally through sampling (West Java/Lembong, East Java/Malang, Central Java/Semarang, Sumatra/Medan, KTI/Bali)

3.       Financial Impact

The expenditures for programs related to K3 in 2013 reached Rp1.7 billion.

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SOCIAL AND COMMUNITY DEVELOPMENT

A.      Policy

With reference to the Board of Directors Decree No.KD.21/PR000/COP-B0030000/2010, we implements the Partnership Program and Community Development Program, as well as a variety of CSR initiatives related to community development. The object of these programs is the economic activities of communities, which can be directly or indirectly related to our core business, with the aim of building harmonious relationship with these communities while also contributing directly to improve their welfare.

B.      Type of Program

1.       Partnership and Economic Empowerment of Communities

a.       Partnership Program

The Partnership Program provides revolving loan facilities for working capital as well as funds assistance for training in entrepreneurship for Small and Medium Enterprises (“SME”) in the manufacturing, trading, agriculture, animal husbandry, plantation, fisheries, services, and other economic sectors. Up until the end of 2013, we have 3,975 SME Partners throughout Indonesia, while total disbursement of revolving loans amounted to Rp124,4 billion.

Following is brief descriptions of the activities of a couple of our SME Partners.

i.         Batik Bulan Gemilang

Batik Bulan Gemilang is the trademark of a hand-painted batik business initiated since 1997 by Wulan Utoyo, a housewife living in Batang, Pekalongan Regency, Central Java, who started a small home business of producing and selling hand-painted batik products with the help of just two assistants. Subsequently, Wulan Utoyo became a our SME Partner, and received assistance in the form of working capital loans, marketing assistance for national and export sales, as well as training in the management of business. About 70% of these products, comprising batik clothing articles for men and women, are sold in the domestic market (local as well as national), while the remaining are exported to overseas markets, mainly to Malaysia, Singapore and Japan, but also to the United States and a number of European countries.

Batik Bulan Gemilang contributes to the economy in the immediate communities, by involving some 300 independent hand-painted batik artisans in its production process.

ii.       Arul Jewellery

H.M. Fakhrurozzi, a resident of Martapura, Banjar Regency, South Kalimantan, is a traditional gold and gemstone artisan who inherited the skills and business in gemstone from his forefathers. From his home at Jl. Kertak Baru, Martapura, H.M. Fakhrurozzi began to expand his gold and gemstone jewellery business under the trademark Arul Jewellery. To get the necessary funding, he applied for a working capital loan under our SME Partnership Program. Aside from the working capital loan, we also provided training in business and product knowledge, as well as assistance in product marketing through participation in various local trade exhibitions as well as those with a national scope held in Jakarta.

So far, his business is progressing well. Starting from just three assistants, Arul Jewellery now employs ten employees, while its turnover has increased from Rp20 million per month to around Rp50 million per month.

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2.       Social and Community Assistance

Throughout 2013, we have provided a total of Rp57,2 billion within the Social and Community assistance scheme. These funds were used for a variety of assistance programs in natural disaster assistance, community training and education, community healthcare, construction of public and worship facilities, and environment preservation.

a.       Community Education and Training

Aiming to improve the quality of education be it stakeholders’ expertise, knowledge and behavior, which in this case refers to Telkom Groups community and employees’ family. Activities involved include programs like “Dedicated to My Teachers”, Bandung Knowledge Cloud, Scholarship Program, Internet Education at Disadvantaged Villages, Integrated Digital School, Edu Campus Development Center, Assistance for National Sports Achievement and Indonesia Digital School.

i.         Dedicated to My Teachers

This program has run for 7 (seven) years and is one of our initiatives to help create education quality in Indonesia, mostly through the provision of training and other assistance to improve the capability and quality of teachers in Indonesia.

In 2013, the program was organized in the form of training for teachers of high school and equivalent level school in 6 (six) cities (Banyuwangi, Kendari, Banjarmasin, Kudus, Bukit Tinggi and Mataram), with training materials in Information Technology, public speaking, effective writing, and character building (“ESQ”).

ii.       Scholarship Program

In cooperation with a leading higher learning institution in Jakarta, we provided scholarship grants to economically disadvantaged, high performing students. Unlike other existing our scholarship programs, this particular scholarship program is given without a service obligation.

iii.     Internet Education at Disadvantaged Villages

To help broaden the horizons of people, especially the young generation, living at disadvantaged villages with poor road access, We provides internet education through site visit by teams using motorcycles that have been specially equipped with a computer set and wireless Internet connection. In 2013, this activity was concentrated in several areas in Banten dan West Java provinces.

iv.     Bandung Knowledge Cloud

We developed the Bandung Knowledge Cloud in cooperation with Lembaga Pengembangan Inovasi Dan Kewirausahaan (“LPIK”) ITB. Bandung Knowledge Cloud is a repository of knowledge developed by school teachers, and can be used by students nation-wide to improve the quality of education. Activities in Bandung Knowledge Cloud began with organizing workshops to improve the capability of teachers in creating digital teaching contents. This was followed by a series of competitions, including competition in digital teaching content development for teachers. On the initiative of these teachers, and particularly in relation to Bandung Knowledge cloud, a Digital Teacher Community (“KGD”) forum has also been established.

v.       Integrated Digital School

A CSR program in education by Telkomsel, our subsidiary, providing DNA (device-network-application) technology-based educational support facilities for schools. The program was first launched in 2012, and in 2013 has been expanded to 25 schools in Central Java, Yogyakarta, East Java and Bali.

vi.     Edu Campus Development Center

The Edu Campus Development Center (“ECDC”) program from Telkomsel, our subsidiary, is intended to provide non-academic skills for under-graduate students at universities to help them prepare for the job market. Program participants will receive training to obtain international certification from Adobe Certified Associate (“ACA”), Microsoft Office Specialist (“MOS”) dan Microsoft Technology Associate (“MTA”) through online exams. In 2013, the ECDC program was conducted at five universities in Indonesia, namely ITB, ITS, USU, Unmul and Undip, with a total of 2,000 participants.

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vii.   Assistance for National Sports Achievement

We have assisted the national sports achievement through the following programs and activities such as funding assistance for the try-out and training of the golf team to participate at the 2013 SEA Games in Myanmar, multi-event cooperation between Telkom and KONI for the preparation of bicycle racing athletes that will participate in 2013 SEA Games, 2014 Asian Games, 2015 SEA Games, and 2016 Olympic Games, funding assistance for 2 junior tennis players to participate in various tennis competitions for one year, assistance of coaching tennis Telkom FIKS national championship, help participation in SOE Sport Event 2013, and assistance for sending bridge athlete of Telkom Group on the 19th Transnational Open Team Championship.

viii. Indonesia Digital School (“IndiSchool”)

The IndiSchool program is a CSR initiative in the field of education, and part of our participation in supporting the progress of the people and nation of Indonesia. Through IndiSchool, we provides broadband internet access facilities in schools in Indonesia in our efforts to “Develop a Smart Indonesia” using information and communication technology. With better and more affordable access to information, and especially to educational contents, students and teachers will benefit from the improved quality of learning and teaching activities. IndiSchool program targets the installation of broadband internet Wi-Fi access points at 100,000 schools throughout Indonesia. The IndiSchool program is also intended to help reduce the gap in education quality between schools in urban areas and those located in Indonesia's backward regions, outermost islands, and border regions uses a VSAT (Very Small Aperture Terminal) installation with parabolic antenna equipment to provide internet access.

As of December 2013, we have installed Wi-Fi internet access points at 17,845 schools throughout Indonesia.

b.       Development of Infrastructure and Public Facilities

A variety of activities aimed at improving services to the community in the field of telecommunications infrastructure. The activities undertaken include Listrik Rakyat Mandiri Program, Broadband Learning Center Program ("BLC"), assisting the development of public facilities, and Taman Bungkul.

i.         Listrik Rakyat Mandiri Program

This program aims to help accelerate the national electrification program to bring electricity to areas not yet served by PLN electricity grid, using a simple pico-power technology that is easy to implement independently by local communities. In 2013, the program was conducted at two locations, namely at Dusun Dampit, Desa Dampit, Kecamatan Bringin, Kabupaten Ngawi, and at Dusun Jambu, Desa Sedayu, Kecamatan Arjosari, Kabupaten Pacitan, both in the East Java Province.

ii.       Broadband Learning Center ("BLC")

Another initiative to broaden public access to Telkom’s TIMES facilities is by providing assistance to build wide internet access. Our main target is the various local government ("Pemda") through the provision of computers with Wi-Fi facilities. BLC’s current roles as a training center for those who want to learn internet basics, educating the public through internet training, and educating SMEs, particularly our partners, through trainings on how to create a blog to market their products online.

Broadband Learning Center facilities have been built at various locations, including Banda Aceh, Aceh Besar, Lubuk Linggau, Pekan Baru, Yogyakarta, Klaten, Salatiga, Kendal, Jepara, Surabaya, Malang, Banyuwangi, Pontianak, Kapuas Hulu, Kendari, Tana Toraja, and Abepura.

iii.     Assistance for the Construction of Public Facilities

Assistance is provided in the form of participation in various activities to construct public facilities and infrastructures. This type of assistance may be initiated by the local governments and non-profit organizations in collaboration with Telkom consist of:

-	Assistance in the construction/renovation of school buildings in Deli Serdang, Jakarta, Bekasi, Bogor, Bandung, Ciparay, Rancaekek, Sukabumi, Bojonegoro, Pontianak, Balikpapan, Singaraja, Atambua.
-	Construction of public bath, wash and toilet (“MCK”) facilities in Jakarta, Bandung, Garut, Banjarmasin, Palangkaraya.
-	Renovation of public sport facilities, maintenance of public roads/sewers, clean water provision, maintenance of community security centers, and others, in various locations.

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iv.     Taman Bungkul

Taman Bungkul is located at Jalan Raya Darmo, Surabaya, East Java, in a location that was previously a slums area. In 2007, the area was completely renovated with funds from Community Development Program totalling Rp1.2 billion. Following the renovation, the 1,400 square meters area has now become a city park in the middle of Surabaya, featuring a skate park and BMX bike tracks, a jogging track, an open stage area used for a variety of live performances, and a green park area. We also installed public phone booths and free Wi-Fi in the area.

Taman Bungkul is now one of Surabaya's public recreation places, visited by city residents as well as out-of-town visitors to the city, and especially during the evening times when visitors can enjoy a variety of recreational activities in the park, including local culinary delights. Taman Bungkul received the 2013 Asian Townscape Sector Award, one of several award categories in the annual Asian Townscape Award (“ATA”) competition.

c.        Community Health Improvement

We provided healthcare assistance to travelers during the annual Lebaran homecoming season in 2013 in cooperation with STIKES Dharma Husada Bandung, we established Healthcare Command Center facilities at six locations that are prone to traffic accidents Cikalong Wetan, Rajamandala, Jalan Cagak Subang, Patok Beusi, Puska Nagara and Limbangan Garut. With 130 personnel, these facilities operated from D-5 (August 3, 2013) to D+1 (August 10, 2013).

Other initiatives in community healthcare support were blood donor drives in Bandung, Jember, Surabaya, Jakarta, and Medan, mass circumcision, maternal health clinics and infant nutrition, and donation of leg prosthesis.

d.       Improvement Worship Facilities

We also participate in efforts to improve the quality of religious life in Indonesia, among other things through assistance in the construction and maintenance of places of worship such as mosques, churches and those of other religions.

In 2013, assistance for worship facilities took the form of, among others:

-	Construction of An-Nahl Islamic boarding school at Leuwiliang, Bogor, West Java.
-	Construction of Al-Quran School at Kecamatan Cibodas, Tangerang, Banten.
-	Construction of Al-Quran Reading Center at Bantar Gebang, Bekasi, West Java.
-	Donations for the contruction of churches in Toraja, Papua, Simalungun, and Toba Samosir.
-	Assistance the construction of mosque in various regions.
-	Construction of Tahfidz Tanbihul Ghofilin boarding school’s dormitory in Cibinong.

e.        Natural Disaster Relief and Community Assistance

We have always active in helping victims of natural disasters throughout Indonesia, during the emergency response period as well as post-disaster period. The assistance comprise of donations of the nine staple items and community kitchens, medication and health command posts, bath-wash-toilet tents, and free telecommunication facilities.

In 2013, activities in post-disaster assistance include:

-	Assistance for refugees from Mount Sinabung eruption, September 2013.
-	Assistance for victims of floods at a number of other areas such as Jabodetabek, Pekalongan, Sukoharjo, Bojonegoro, Sampang Madura, and Kendari.
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Disaster response for Aceh earthquake. A Crisis Management Team (“CMT”) was set up to handle the impact of the earthquake in Aceh, through the set up of a command post to distribute aids for disaster victims, as well as to secure and rehabilitate the damaged telecommunication infrastructure in the area.

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Telkomsel, our subsidiary, operates the TERRA (Telkomsel Emergency Response and Recovery Activity) program as an emergency response program on the occasion of natural disasters in Indonesia. During 2013, the TERRA program was active in, among others Aceh earthquake disaster, Ambon floods disaster, and Eruption of Mount Sinabung disaster.

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f.         Environment Preservation

We participate in planting activities in various regions in Indonesia that organized with the social institutions.

i.         Go Green Smile

An activity program representing our concern for the preservation of the environment, by engaging in:

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Beach cleaning activity at Pramuka Island, the Thousand Islands, to help lessen the impact of environment pollution from the dumping of some 100 tons of garbage each day from Jakarta to the sea in the Thousand Islands area.

-	The planting of 15.000 mangrove trees at Kampung Garapan, Desa Tanjung Pasir, Tangerang, on June 8, 2013.
-	Built the Green Belt to minimize coastal erosion in Indramayu.
-	Planting trees in Bandar Lampung, Makassar, the banks of Bengawan Solo River, Jember, and Madura. Making the biopori holes in Bogor and Bandung.

These activities also involve the participation of school/university students, environmental activists, and local community members.

ii.       CSR Bahari

Telkomsel, our subsidiary, organized the CSR Bahari program as its participation in preserving Indonesia's maritime and coastal environment. The activities consist of coral reef planting and beach cleaning, as well as donation of cellular telecommunication facilities for personnel of Indonesian Armed Forces on duty at the locations and the local fishermen. The first event in CSR Bahari program was conducted on October 28, 2013 at four locations, namely Weh Island, Biak, Sangihe and Maumere. The date and locations, corresponding with Youth Pledge Day commemoration and the four outermost points of the Indonesian archipelago, represents the contribution of Telkomsel to national unity through its telecommunication services. The activities consist of coral reef planting and beach cleaning, as well as donation of cellular telecommunication facilities for personnel of Indonesian Armed Forces on duty at the locations and the local fishermen.

C.      Financial Impact

In 2013, funds for Community Social Development Program reached Rp181,7 billion.

RESPONSIBILITY TO CONSUMER

In line with our mission to provide products and services with the best quality and at competitive prices, as well as part of the practice of good corporate governance (“GCG”) related to our responsibility to the consumer and society as our stakeholders, we have always takes care to maintain communication with its customers. Proactive and smooth flow of communication is a prerequisite for ensuring the rights of consumer and the customers, which will eventually determine the continuation of the Company's business as well as its sustainable growth.

A.      Policy

We have a commitment to uphold at all times the interests of consumer and customers of its products and services. This commitment is continually adjusted to market needs and demands, as formally regulated in a series of our management's policies regarding aspects of product development, product safety, service level guarantee, and customer complaint handling.

B.      Type of Program

Throughout 2013, we continued to engage in various initiatives designed to ensure protection to the right of the consumer for quality products and convenient services.

1.       Products/Services Development

In line with the rapid advances made and changes in Information and Communication Technology (“ICT”), we are fully aware that product/service development in the TIMES business portfolios demands a high degree of innovation capability, while also carrying a high level of uncertainties in terms of customers, problems and solutions. To ensure that the development of a particular new product will lead to the right product commercially acceptable in the market, we implements standard guidelines for the incubation process of innovation products. An incubation process is needed to support the innovation and creation of a new product through successive phases of idea submission, customer and idea validation, product validation, business model validation, and market validation.

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In this way, we strive to ensure the best result with optimum efforts in new product/service development, while also ensuring that the consumer receive the benefits in terms of quality, reliability, availability, billing and payment, service coverage, product compatibility, product features, and availability of product support factors.

2.       Telkom Integrated Quality Assurance (“TIQA”)

Customer satisfaction through TIQA  within the ROSE (Raise on Service Excellence) framework

-          Upholding the principle of producing high quality products and services that can deliver maximum benefits as well as contribute to national economic growth.

-          Consistently maintaining ethical standards in product sales (direct sales), advertisement and promotion.

-          Applying ethical advertising practices, taking into consideration the rules on advertising ethics in Indonesia.

-          Ensuring that the public has easy access to products and after-sales service.

-          Supporting healthy competition principles and practicest.

3.       Service Level Guarantee

To ensure the fulfillment of standards in after-sales service, we are committed to fair compensation through the implementation of service level guarantee (“SLG”).

4.       Service Center and Mechanism for Consumer Complaints

We have customer service centers at all our regional and branch offices where customers can visit in person, and we also offer an online complaints center through our website (www.telkom.co.id) as well as a contact center that can be reached by dialing "147" for retail customers and “500250” for business customers.

C.      Financial Impact

In 2013, we  expended a total of Rp2,7 billion for programs related to products/services development that are Bandung Digital Valley and Jogja Digital Valley program.

A BRIEF HISTORY OF TELKOM

We are a state-owned enterprise that operates in the telecommunications and network services sector in Indonesia. We are subject to the prevailing laws and regulations in this country. Given its status as a state-owned enterprise whose shares are traded on the stock market, the Government of the Republic of Indonesia is the Company’s majority shareholder, while the remaind of the Company’s common stock is owned by the public. The Company’s shares are traded on the Indonesia Stock Exchange (“IDX”), the New York Stock Exchange (“NYSE”), the London Stock Exchange (“LSE”) and Publicly Offered Without Listing (“POWL”) in Japan. For detail information regarding our history, see “Strength Born of a Long History”.

LINE OF BUSINESS

As stated in our Articles of Association, our business is to provide telecommunications networks and telecommunications and information services, and to optimize the Company’s resources. To attain the aforementioned objectives, the Company may undertake business activities that incorporate the following:

1.       Main Business

a.       To plan, build, deliver, develop, operate, marketor sell/lease, and maintain telecommunications and information networks in the broadest sense with respect to provisions of laws and regulations.

b.       To plan, develop, deliver, market or sell and improve telecommunications and information services in the broadest sense with respect to provisions of laws and regulations.

2.       Supporting Business

a.       To provide payment transaction and remittance services via telecommunications and information networks.

b.       To carry out activities and other undertakings in respect of optimizing the Company’s resources, among others the utilization of the Company’s property, plant and equipment and movable assets, information system facilities, education and training facilities and maintenance and repair facilities.

A detail description of the Company's products and services can be found in the section “Business Overview - Business Portfolio”.

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ORGANIZATIONAL STRUCTURE

We have adopted a holding company approach to corporate management, which we believe should provide productive flexibility for all our business entities in accordance with the needs  of the respective units.

In implementing this  holding company approach:

1.       The role of the corporate office is focused on the Corporate Level Strategy function (directing strategy, portfolio strategy and parenting strategy).

2.       Parenting style is tailored to the particular characteristics  of the business entity.

3.       We seek to empower each  business entity in line with their respective particular characteristics.

Accordingly, we have initiated a number of changes in 2013  involving reorganization  of divisions  as well as division of duties and authority of the Board of Directors, as follows:

1.       We realigned  the division which was formerly under the Director of Enterprise & Wholesale to the Director of Enterprise & Business Service, who focuses on developing the enterprise and  small  medium  enterprise business segments.

2.       We realigned  the division which was formerly under the Director of Compliance & Risk Management to the Director of Wholesale & International Service, who focuses on developing the wholesale business segment. We also transferred the  duties and authority over the compliance, legal and  risk management functions to the Head of Compliance, Risk Management & General Affairs.

3.       We realigned  the division which was formerly under the Director of IT, Solution & Strategic Portfolio (“ITSSP”) to the Director of Innovation & Strategic Portfolio, who focuses on business innovation and business portfolio development.

4.       We realigned  the division which was formerly under the Director of NWS to the Director of Network, IT & Solution, who focuses on management and utilization of infrastructure, IT and service operation & management, to provide support for the development of established businesses.

5.       We realigned  the division which was formerly under the Director of Human Capital & General Affair to the Director of Human Capital Management, who focuses on managing human capital. We also transferred  of duties and authority over the supply management function to the Head of Compliance, Risk Management & General Affairs.

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In addition, we introduced Board of Executives to improve our parenting mechanism. The Board’s membership comprises all members of Telkom’s Board of Directors and a number of Chiefs of Business. The  Chiefs  of Business title is reserved for senior business experts, who are our senior executives and horizontally positioned equivalent to our  Directors. Our Chief of Business is meant to serve in formulating corporate level strategy decisions, fostering a harmonious relationship between subsidiaries and the parent.

Telkom’s Organizational Structure

Directorate	Function and Authority
NITS Directorate

Focuses on managing the Infrastructure Strategy & Governance, IT Strategy & Governance, and Solution, as well as managing the IT utilization and service operation & management, in order to support the capitalization of established businesses and also controlling infrastructure operations through the Network of Broadband, Information System Center Division, Wireless Broadband Division and Broadband Division.

ISP Directorate

Focuses on managing the functions of corporate strategic planning, strategic business development, innovation strategy & synergy, as well as the operational management of the Solution Convergence Division and Innovation & Des  Center units.

CONS Directorate	Focuses on managing the consumer business segment and the operational management of the Consumer Services Division
EBIS Directorate	Focuses on managing the enterprise and small medium enterprise business segment as well as managing the Enterprise Services Division and Business Services Division.
WINS Directorate	Focuses on managing the wholesale and international business segment, and the operational management of the Wholesale Services Division.
HCM Directorate

Focuses on managing the company’s human resources and the operational management of human resources centrally through the Human Capital Center unit,  as well as controlling operations of the Telkom Corporate University Center, Assessment Center Indonesia, and Community Development Center units.

FIN Directorate	Focuses on the company’s financial management, and managing financial operations centrally through the Finance, Billing & Collection Center unit.

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SUBSIDIARIES AND ASSOCIATED COMPANIES

We have experienced continuous organic and inorganic growth. Organic growth is achieved through expansion of our existing operations and creating synergies between our subsidiaries. Inorganic growth is accomplished through acquisition of companies that we deemed were capable to add strategic value to our entire Group and contributing to the long-term revenue growth and sustainability of business.

The following table illustrates our corporate structure as of December 31, 2013, including our direct and indirect equity ownership in our subsidiaries.

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2013, is set forth below and is contained in Notes 1d and 10 to our Consolidated Financial Statements included elsewhere in this report.

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Telekomunikasi Selular (“Telkomsel”)	65%	Telecommunication	Operational	Telkomsel, established on May 26, 1995, provides telecommunication facilities and mobile cellular services.
PT Multimedia Nusantara (“Metra”)	100%	Multimedia and line telecommunication services	Operational

Telkom metra, acquired on May 9, 2003, is our NEB holding company. Telkom metra focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and online transaction services).

PT Telekomunikasi Indonesia International (“Telin”)	100%	Telecommunication	Operational

Previously known as PT Ariawest International, Telin was established on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, Telin has obtained the Jartaptup license and Network Access Provider license. Telin provides network services and international telecommunication services, as well as international business.

PT Pramindo Ikat Nusantara (“pins”)	100%	Telecommunication construction and services	Operational	pins was originally established to operate our KSO in Sumatra. It was acquired on August 15, 2002.
PT Dayamitra Telekomunikasi (“Mitratel”)	100%	Telecommunication	Operational

Mitratel provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Mitratel transformed itself by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

PT Graha Sarana Duta (“GSD” or “TelkomProperty”)	99.99%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operational	Acquired on April 25, 2001, TelkomProperty operates throughout Indonesia and manages buildings owned by us and third parties.
PT Napsindo Primatel Internasional (“Napsindo”)	60%	Telecommunication	Ceased operation	Napsindo provided Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services. Established on December 29, 1998, Napsindo ceased operation as at January 13, 2006.
PT Telkom Akses (“Telkom Akses”)	100%	Construction, services and trade in the field of telecommunication	Operational	Telkom Akses was established on November 26, 2012.
PT Patra Telekomunikasi Indonesia (“Patrakom”)	100%	Telecommunication and fixed line communication system	Operational	Patrakom was established on September 28, 1995

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Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Infomedia Nusantara (“Infomedia”)	100%	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operational

Infomedia was acquired on September 22, 1999 to operate KSO in Sumatra. Infomedia has transformed the from three pillars of business (directory service, contact center services and content services) to become Business Process Outsourcing and Digital Media & Rich Content.

PT Sigma Cipta Caraka (“telkomsigma”)	99.99% ownership by TelkomMetra	Information technology service – system implementation and integration service, outsourcing and software license maintenance	Operational	telkomsigma was established on May 1, 1987. Which service focuses on providing IT solutions.
Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”)	100% ownership by Telin	Telecommunication	Operational

Telin Singapore was established on December 6, 2007, pursuant to the laws of Singapore. Telin Singapore is a wholly owned subsidiary of Telin Indonesia. The Company has obtained Facility Based Operator License. Currently, it provides wholesale voice, wholesale data and Managed Service.

PT Metra Plasa (“metraplasa”)	60% ownership by Telkommetra	Website development services	Operational	Telkom metra established metraplasa with eBay International AG on April 9, 2012.
PT Administrasi Medika (“AdMedika”)	75% ownership by Telkommetra	Health insurance and administration services	Operational	AdMedika, established on February 25, 2010. AdMedika is serving the online claim services between the hospitals and health insurance companies.
PT Finnet Indonesia (“Finnet”)	60% ownership by Telkommetra	Banking data and communication	Operational

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry.

PT Telkom Landmark Tower (“TLT”)	55% ownership by TelkomProperty	Service for property development and management	Operational	TelkomProperty established TLT with Yakes Telkom on February 1, 2012.
Telekomunikasi Indonesia International Ltd. (Hong Kong) (“Telin Hong Kong”)	100% ownership by Telin	Telecommunication	Operational

Telin Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of Telin Jakarta. Telin Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27 2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The MVNO service was provided under the brand Kartu As 2in1.

PT Metranet (“metranet”)	100% ownership by Telkom metra	Multimedia portal service	Operational	metranet was established on April 17, 2009.

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Indirect Subsidiaries (Continues)

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Telekomunikasi Selular Finance Limited (“TSFL”)	100% ownership by Telkomsel	Finance	Still in liquidation process	TSFL was established on April 22, 2002 to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.
Telekomunikasi Indonesia International (“TL”) S.A. (“Telin Timor Leste”)	100% ownership by Telin	Telecommunication	Operational

Telin Timor Leste was a subsidiary of Telin Indonesia established on September 17, 2012. Telin TL has obtained radio spectrum license and general registration certificate. It provides cellular services with coverage all over Timor Leste districts and broadband internet with 3G on 850Mhz frequency, Corporate Solution, as well as Wholesale Voice and Data.

PT Graha Yasa Selaras (“GYS”)	51% ownership by TelkomProperty	Tourism service	Dormant	TelkomProperty established GYS with Yakes Telkom on April 27, 2012 to focus on hospitality services.
PT Metra Digital Media (“mdmedia”)	99.99% ownership by Telkommetra	Telecommunication Information Services	Operational	mdmedia established on January 8, 2013.
PT Infomedia Solusi Humanika (“ISH”)	100% ownership by Infomedia	Labor recruitment services	Operational	Infomedia Solusi Humanika established on October 24, 2012.
PT Pojok Celebes Mandiri (“pointer”)	51% ownership by Telkommetra	Travel agency/bureau	Operational	pointer established on August 30, 2013.
PT Satelit Multimedia Indonesia (“SMI”)	99.99% ownership by Telkommetra	Trading and services in telecommunication network, satellite, and multimedia equipment	Operational	SMI established on March 25, 2013.
PT Metra Media (“MM”)	99.83% ownership by Telkommetra	Trading, supplier, construction, services, etc.	Operational	MM established on January 8, 2013.
Telekomunikasi Indonesia International Pty Ltd.,Australia (“Telkom Australia”)	100% ownership by Telin	Telecommunications and IT based services	Operational	Telkom Australia wholly owned subsidiary of Telin Indonesia. Established on January 9, 2013, engaging in Business Process Outsourcing (BPO), Information Technology Outsourcing (ITO), and IT Services.
PT Metra TV (“Metra TV”)	99.83% ownership by Telkommetra	Subscription broadcasting services	Operational	Metra TV established on January 8, 2013.
PT Telekomunikasi Indonesia International (Myanmar Branch)	100% ownership by Telin	Provide network and international information communication service, also international business	Operational	Telin Myanmar is a branch office of PT Telekomunikasi Indonesia International. Established on August 16, 2013, pursuant to the laws of Myanmar.
Telkom Macau Limited	100% ownership by Telin Hong Kong	Telecommunication	Dormant	Telkom Macau is a subsidiary of Telin Hong Kong, established on May 13, 2013.
Telkom Taiwan Limited	100% ownership by Telin Hong Kong	Telecommunication	Dormant	Telkom Taiwan is a subsidiary of Telin Hong Kong, established on June 13, 2013.
Telekomunikasi Indonesia International (USA) Inc.	100% ownership by Telin HK	Telecommunicaton service and IT (Content Service)	Dormant	Telekomunikasi Indonesia International (USA) Inc. is a wholly owned subsidiary by Telin Indonesia. Established on December 11, 2013.

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Associated Companies

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Integrasi Logistik Cipta Solusi (“ILCS”)	49% ownership by Telkommetra	e-trade logistic services and other related services	Operational	Telkommetra established ILCS with Pelindo II on September 21, 2012.
PT Citra Sari Makmur (“CSM”)	25%	Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities	Operational	CSM was established on February 14, 1986.
PT Pasifik Satelit Nusantara (“PSN”)	22.38%	Satellite transponder leasing and satellite-based communication services in the Asia Pacific region	Operational

Established on July 2, 1991, PSN held its initial public offering of its ordinary shares in June 1996, listing them on the National Association of Securities Dealers Automated Quotations (“NASDAQ”), but was delisted on November 6, 2001 in connection with its failure to meet certain NASDAQ National Market Listing conditions.

PT Indonusa Telemedia (“Indonusa” or “TelkomVision”)	20% (including through 0.46% ownership by TelkomMetra)	Pay television and content services	Operational

Established on May 7, 1997, TelkomVision is a multimedia (pay TV, internet service) service provider. Since 2007, TelkomVision was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay-TV), under the “TelkomVision” brand. On October 8, 2013, company sold Indonusa 1.036.059.483 shares (equivalent with 80% of its ownership in Indonusa) to PT Trans Corpora and Trans Media Corpora

Joint Venture Companies

Company	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Melon Indonesia (“Melon”)	51% ownership by Telkom metra	Digital Content Exchange Hub services (“DCEH”)	Operational	Melon is a joint venture company between Telkom metra and SK Telecom Korea. Melon was established on August 16, 2010.
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd.	49% Ownership by Telin	Telecommunications, MVNO Services	Operational

Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. is a Joint Venture Company with Compudyne. Sdh. Bhd. established on July 2, 2013, obtaining Applications Service Provider Class (ASP(C)) on July 23, 2013 and Network Service Provider (NSP) on August 23, 2013. Engaging in the business of providing a full range of telecommunication services and other business related to telecommunications systems, data processing, systems and information systems in Malaysia.

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Telkom’s Subsidiaries Chart

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PROFILE OF THE BOARD OF COMMISSIONERS

Jusman Syafii Djamal

President Commissioner

Jusman Syafii Djamal, 59 years old, has served as our President Commissioner since January 1, 2011. Currently, he also serves as President Commissioner (Independent) at PT Cardig Aero Services Tbk, as President Commissioner (Independent) at PT Toba Bara Sejahtera Tbk., as President Commissioner (Independent) at PT Mandala Airline Tbk, and as Chairman at Matsushita Gobel Foundation. Since May 20, 2011, he is by appointment of the President of the Republic of Indonesia, a member of the National Innovation Committee (a think tank of the President of the Republic Indonesia on Innovation Policy). He was served as was the Minister of Transportation for the “Indonesia Bersatu Pertama” cabinet (2007-2009) and concurrently a member of the National Transportation Safety and Security Evaluation Team (2007) founded to evaluate and find the “root causes” of accidents in Shipping/Marine, Railways and Highways transportation. He has vast experience in aircraft industry management due to exposures to a variety of strategic positions;  as the President Director of PT Dirgantara Indonesia (2000-2002), as Director of Human Resources of PT IPTN (1999-2000), as Director of Helicopters, Defense Technology and Satellite (1996-1999), as Chairman of PT IPTN’s Restructuring Program Implementation team (1998-2001), and as Chief Project Engineer for N250 Development & Constructional Design (1989-1995). As a professional aerodynamics engineer with twenty years of experience in Computational Aerodynamics and Configuration Development. He holds, an Intellectual Property Right Patent No.ID 0 021 669 for electronic-based Flight Control Systems issued on August 15, 2008 together with the late Bambang Pamungkas. He was awarded the Nararya Dedicational Award from the Republic of Indonesia on August 17, 1995. He is co-author of Grand Techno Economic Strategy-  Siasat Memicu Produktivitas (Mizan Publishers, 2009). He earned his Bachelor of Mechanical Engineering in Aeronautical Engineering from Institut Teknologi Bandung (1983).

Johnny Swandi Sjam

Independent Commissioner

Johnny Swandi Sjam, 53 years old, has served as our Independent Commissioner since January 1, 2011. Currently he is also the Chairman of the Standing Committee on Infrastructure and Telecommunications Services at the Indonesian Chamber of Commerce and Industry (“KADIN”). He previously served, among other positions, as a Commissioner at PT Inti Limited (2010-2011), the President Director of PT Indosat Tbk.  (2007-2009), the Director of PT Indosat Tbk.  (2005-2007), the President Director of Satelindo (2002-2003), and several other important positions at subsidiaries of Indosat like Satelindo, Sisindosat and Intikom (1997-2002). He holds a Diploma III in Computer Engineering from Bandung Institute of Technology, a Diploma IV from Sekolah Tinggi Manajemen Industri of the Department of Industry of Indonesia, a Bachelor’s degree in Informatics Management from Gunadarma University, Jakarta, and a Master’s  degree in Business Policy and Administration from the University of Indonesia, Jakarta.

Parikesit Suprapto

Commissioner

Parikesit Suprapto, 62 years old, has served as our Commissioner since May 11, 2012. Previously he was the Deputy of Business Services at the Ministry of SOE (2010-2012), Deputy Head of Banking and Finance Industry at the Ministry of SOE (2008-2010) and Advisor to the Minister of SOE for Small Business Sector (2006-2008). He was a Commissioner of PT Indosat Tbk. (2011-2012) and a Commissioner of PT Bank Negara Indonesia (Persero) Tbk. He earned a Bachelor’s degree in Corporate Economics from Sekolah Tinggi Manajemen Industri, Jakarta (1980), a Master’s degree in Economic Development from Indiana University, Indiana, USA (1990) and a PhD degree in Development Economics from the University of Notre Dame, Indiana, USA (1995).

Hadiyanto

Commissioner

Hadiyanto, 51 years old, has served as our Commissioner since May 11, 2012. Currently, he also serves as Director General of State Treasury at the Ministry of Finance of the Republic of Indonesia. He has assumed, among other positions, Head of the Legal Bureau, Secretariat General of the Ministry of Finance and was the Alternate Executive Director at the World Bank, Washington D.C., US. In Corporate environment, he had served as the President Commissioner of PT Garuda Indonesia Tbk (2007-2012) and President Commissioner of PT Bank Export Indonesia (2007-2009). He holds a Bachelor’s degree in Law from the University of Padjadjaran, Bandung, a Master of Law Degree (“LLM”) from Harvard University Law School, USA, and a PhD. in Law from the University of Padjadjaran, Bandung.

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Virano Gazi Nasution

Independent Commissioner

Virano Gazi Nasution, 45, has served as our Independent Commissioner since May 11, 2012. He was previously the Commercial Director of PT Indonesia Comnet Plus, a subsidiary of PT PLN (Persero) (2009-2012), Advisor to the Minister of Communications and Informatics (2008-2009), and the President Director of PT Bakrie Telecom Tbk.  (2001-2005). He earned his Master of Science degree in Engineering Economics from Stanford University, USA.

Gatot Trihargo

Commissioner

Gatot Trihargo, 53, serves as a Commissioner since 19 April 2013. He currently serves as a Deputy of Services Business in the Ministry of State-Owned Enterprises of the Republic of Indonesia. Holds a degree in accounting from the State College of Accountancy, Jakarta. And a Master's degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio, USA.

Our Board of Commissioners was appointed based on the resolution of Telkom’s AGMS No.Tel.83/PR000/COP-A0070000/2013  dated on April 23, 2013. There is no affiliation between members of the Board of Commissioners  and Board of Directors, but there is an afiliation with shareholders. For a description regarding trainings attended to improve the competency of Board of Commissioners, see “Corporate Governance – Corporate Governance Structure – Board of Commissioners”.

PROFILE OF THE BOARD OF DIRECTORS

Arief Yahya

President Director (CEO)

Arief Yahya, 52 years old, has served as our President Director since May 11, 2012. Concurrently, he also serves as President Commissioner of Telkomsel, our  subsidiary. Prior to his appointment as President Director, he led a career with Telkom in various positions, including as Director of Enterprise & Wholesale (2005-2012), Head of Regional Division V East Java (2004-2005) and Head of Regional Division VI Kalimantan (2003-2004). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1986) and a Master’s degree in Telematics from University of Surrey, UK (1994).

Honesti Basyir

Director of Finance

Honesti Basyir, 45 years old, has served as our Director of Finance since May 11, 2012. Prior to his appointment as Director of Finance, he has held a number of key positions with Telkom, including Vice President (“VP”) for Strategic Business Development at ITSS Directorate (2012),  VP for Strategic Business Development at SICP (2010-2012),  Project Controller of Project Management Office (2009-2010) and Assistant Vice President (“AVP”) for Business & Finance Analysis (2006-2009). He holds a Bachelor’s degree in Industrial Technology from Institut Teknologi Bandung (1992) and a Master’s degree in Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Indra Utoyo

Director of Innovation & Strategic Portfolio

Indra Utoyo, 51 years old, Indra Utoyo has served as our Director of Innovation & Strategic Portfolio (“ISP”) since May 11, 2012. He joined Telkom in 1986 and has held a variety of positions, prior to his appointment as Director of ISP he served as Director of Information Technology Solution & Supply (2007-2012). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1985) and a Master’s degree in Communication & Signal Processing from Imperial College, UK (1994).

Sukardi Silalahi

Director of Consumer Service

Sukardi Silalahi, 48 years old, has served as our Director of Consumer Service since May 11, 2012. He joined Telkom in 1991 and, prior to his appointment as Director of Consumer Service, he served in a variety of positions, including Executive General Manager (“EGM”) of Eastern Consumer Service Division (2011-2012),  Deputy EGM of Western Consumer Service Division (2010-2011),  EGM of Regional Division VI Kalimantan (2008-2010) and Deputy EGM of Fixed Wireless Network Division (2007-2008). He holds a Bachelor’s degree in Civil Engineering from Institut Teknologi Bandung (1989).

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Muhammad Awaluddin

Director of Enterprise & Business Service

Muhammad Awaluddin, 45 years old, has served as our Director of Enterprise & Business Service (“EBIS”) since May 11, 2012. Concurrently, he also serves as President Commissioner of Infomedia, our  indirect subsidiary. Prior to his appointment as Director of EBIS, he served, among other positions, as President Director of Infomedia (2010-2012),  EGM of Access Network Division (2010) and EGM of Regional Division I Sumatra (2007-2010). He holds a Bachelor’s degree in Electrical Engineering from Universitas Sriwijaya, Palembang (1990) and a Master’s degree in Business Administration from the European University, Antwerp, Belgium (1998).

Rizkan Chandra

Director of Network IT & Solution

Rizkan Chandra, 44 years old, has served as our Director of Network IT & Solution (“NITS”) since May 11, 2012. Concurrently, he also serves as Commissioner of Telkomsel, our  subsidiary, and as Commissioner at Metranet, our  indirect subsidiary. Prior to his appointment as Director of NITS, among other positions, he served as President Director of Sigma, our indirect subsidiary (2010-2012), Senior General Manager (“SGM”) of Telkom Learning Center (2008-2010) and VP for Infrastructure & Service Planning (2007-2008). He holds a Bachelor’s degree in Informatics from Institut Teknologi Bandung (1992) and a Master’s degree in Management of Technology from the National University of Singapore (2000).

Priyantono Rudito

Director of Human Capital Management

Priyantono Rudito, 46 years old, has served as our Director of Human Capital Management  (“HCM”) since May 11, 2012. Concurrently, he also serves as Commissioner of Telkomsel, our  subsidiary. Since he joined Telkom in 1991, he had  served in a number of positions, including as VP for Corporate Strategic Planning (2011-2012) and VP Marketing & Consumer Care (2007-2011). He holds a Bachelor’s degree Industrial Engineering from Institut Teknologi Bandung (1991) and a Master’s degree of  Business in Marketing (1997) and a Doctoral degree in Management (2011) from the Royal Melbourne Institute of Technology, Australia.

Ririek Adriansyah

Director of Wholesale & International Service

Ririek Adriansyah, 50 years old, has served as our Director of Wholesale & International Service (“WINS”) since May 11, 2012. Concurrently, he also serves as President Commissioner of Telin, our  subsidiary. He joined Telkom in 1990 and, prior to his appointment as Director of WINS, served as, among other positions, President Director of Telin, our subsidiary (2011-2012), Director of Marketing & Sales, Telin (2010-2011), Director of International Carrier Service, Telin (2008-2010) and Deputy EGM of Infratel Division (2004-2008). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1989).

Board of Directors has served based on the resolution of our AGMS No.Tel.83/PR000/COP-A0070000/2013  dated on April 23, 2013. There is no affiliation between members of the Board of Directors and shareholders. For a description regarding duties of Board of Directors and trainings attended to improve the competency of Board of Directors, see “Corporate Governance – Corporate Governance Structure – Board of Directors”.

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STOCK OVERVIEW

A.      Shareholder Composition

Our authorized capital consists of 1 Series A Dwiwarna share and 399,999,999,999 Series B (common stock) shares. Among this authorized shares, 100,799,996,400 of which are issued and fully paid, consists of the Series A Dwiwarna share and 100,799,996,399 common stock. The Series A Dwiwarna share is owned by the Government and carries special voting rights and the right to nominate, and to veto the appointment and removal of,  any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the common stock also apply to the Dwiwarna share, except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna share may only be modified by an amendment of our Articles of Association, which the Government may veto. See Notes 23 to our Consolidated Financial Statement.

Company Shareholders per December 31, 2013
	Series A Dwiwarna Share	Series B Shares (Common Stock)%
Government	1	51,602,353,559	53.14
Public		45,498,500,040	46.86
Capital Subtotal (issued and outstanding)	1	97,100,853,599	100.00
Treasury Stock		3,699,142,800	-
Total	1	100,799,996,399	100.00

Our shareholder composition as of December 31, 2012 is as follows:

1.       Shareholders Owning More Than 5% of Shares

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A	Government	1	-
Series B	Government	51,602,353,559	53.14

2.       Shares Owned by Directors or Commissioners

As of December 31, 2013, none of our Directors or senior managers have more than 1.0% of our shares. In addition, on December 31, 2013 the Commissioners have no common stock of our Company’s.

Directors or Commissioners	Number of Shares	Percentage of Ownership
Directors
Indra Utoyo	27,540	<0.01
Honesti Basyir	540	<0.01
Priyantono Rudito	540	<0.01
Sukardi Silalahi	540	<0.01
Total	28,620	<0.01

3.       Shareholders Owning Less Than 5% of Shares

Group	Number of Shares of Common Stock Owned	Percent (%) of Common Stock Owned
Foreign
Business	37,225,349,109	38.34
Individual	15,439,800	0.01
Local	0	-
Business Entities		-
Companies	2,129,760,716	2.19
Mutual Funds	2,704,444,356	2.79
Insurance Companies	1,987,715,400	2.05
Pension Funds	679,575,650	0.70
Other Business Entities	81,817,350	0.08
Individuals	673,848,287	0.69
Total	45,497,950,668	46.85

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Proportion of Common Stock Held in Indonesia and Abroad

As of December 31, 2013, we had 50,940 common stock shareholders, including the Government. This total includes 38,290,928,072 common stock shares owned by 1,819 shareholders outside Indonesia. As of the same date, there were 106 ADS shareholders who owned 56,880,158 ADS (1 ADS is equivalent to 200 common stock shares).

B.      Chronology of Stock Issued

		Share Ownership Composition
Date	Corporate Actions	Government of the Republic Indonesia	%	Public	%
13/11/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.00	-	-
14/11/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by Telkom			933,333,000
	Share Ownership Composition	7,466,666,000	80.00	1,866,667,000	20.0
11/12/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.80	2,254,667,000	24.2
15/05/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.80	2,257,337,300	24.2
07/05/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.20	3,155,337,300	33.8
02/08/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.20	3,407,764,284	33.8
07/12/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.30	4,607,764,284	45.7
16/07/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.20	4,919,764,284	48.8
30/07/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.20	9,839,528,568	48.8
21/12/2005	Share repurchase program (I)	10,320,470,712	51.70	9,628,238,068	48.3
29/06/2007	Share repurchase program (II)	10,320,470,712	52.30	9,413,238,068	47.7
20/06/2008	Share repurchase program (III)	10,320,470,712	52.50	9,348,954,068	47.5
19/05/2011	Share repurchase program (IV)	10,320,470,712	53.90	8,828,598,108	46.1
14/06/2013	Transferred a portion of Share repurchase program III to employees through ESOP Program	10,320,470,712	53.73	8,888,409,508	46.3
30/07/2013	Transferred share repurchase program I by private placement	10,320,470,712	53.14	9,099,700,008	46.9
	Share Ownership	51,602,353,560	53.14	45,498,500,040	46.9

(1)   The first share repurchase program started on December 21, 2005 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007.

(2)   The second share repurchase program started on June 29, 2007 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.

(3)   The third share repurchase program started on June 20, 2008 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.

(4)   The fourth share repurchase program started on May 19, 2011 (the date of the Annual General Meeting of Shareholders at which the program was approved) and ended in November 2012.

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Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 (equal to 299,057,000 shares after stock split) treasury stock transferred to 24.993 employees which had a total fair value of Rp641 billion.

As of December 31, 2013, 284,336,610 of our shares were owned by 28,115 of our employees and our retirees.

2.       Purchases of Equity Securities by The Issuer and Affiliated Purchasers

Period	Total Number of Share Purchased	Average Price Paid per Share in Rp	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
				1,007,999,964
2006	118,376,500	8,044	118,376,500	889,623,464
2007	126,364,000	9,689	244,740,500	763,259,464
2008	245,834,000	8,491	490,574,500	517,425,464
2011	283,085,460	7,337	773,659,960	645,161,290
2012	520,355,960	7,996	1,010,930,460	124,805,330

As of December 31, 2012, we had repurchased 1,010,930,460 common stock shares, equivalent to 5.0% of our issued and outstanding common stock, at an aggregate repurchase price of Rp8,067 billion, excluding broker and custodian fees. Under our repurchase program, we repurchased 118,376,500 shares in 2006, 126,364,000 shares in 2007, 245,834,000 shares in 2008, 283,085,460 shares in 2011 and 237,270,500 shares in 2012. In 2011 and 2012, we repurchased 520,355,960 common stock shares at an aggregate repurchase price Rp3,803 billion.

On April 19, 2013 in accordance with the Resolution of the AGMS and regard with clause 4 letter a number (3) Bapepam-LK XI.B.2 we executed the transfer of 59,811,400, or after stock split 299,057,000 shares of Series B from Share Buyback Phase III through Employee Stock Ownership Program.

On 29 July 2013, we have sold 211,290,500 or after stock split 1,056,452,500 shares which are part of Share Buyback Phase I by private placement. The selling price was Rp11,400 per share, which is not lower than Rp8,657 per share which is the average repurchase price of treasury stock,  Rp11,288 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp11,400 per share, which is the closing price on the day before the selling date.

As of December 31, 2013, our treasury stock balance is 739,828,560 or after stock split 3,99,142,800 common stock shares, equivalent to 3.7% of our issued and outstanding common stock which comprise of Share Buyback Phase II and IV with average repurchase price after stock split were Rp1,832 and Rp1,462 excluding broker and custodian fees. See Note 25 to our Consolidated Financial Statement.

We plan to retain, sell or use repurchased stock for other purposes in accordance with Bapepam-LK Rule No.XI.B.2, Law No.40/2007 regarding Limited Liability Companies and the resolutions of the AGMS on April 19, 2013, that require the Board of Directors to seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization or transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

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Chronology of Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp1,000 billion, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds was traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds was BRI (effective from January 17, 2006 replacing BNI) and the custodian was PT Kustodian Sentral Efek Indonesia. The bonds were fully repaid on July 16, 2007.

Second IDR bond issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX.

The underwriters  of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk. As of December 31, 2011, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).  See “Highlights – Common Stock and Bond Highlights”.

D.      Dividend Policy

The AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2013 will be decided at the AGMS scheduled for 2014.

Dividend Year	Date of AGMS	Payout Ratio (%)	Amount of Dividens (Rp million)	Dividend per Share (Rp)
2008	June 12, 2009	55	5,840,708	59.39
2009	June 11, 2010	50	5,666,070	57.61
2010	May 19, 2011	55	6,345,350	64.52
2011	May 11, 2012	65	7,127,333	74.21
2012	April 19, 2013	65	8,352,597	87.24

(1)   Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)   Including interim cash dividend paid in December 2009 amounting to Rp524,190 million.

(3)   Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

(4)   Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

(5)   Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting Rp1,285,014 million.

Telkomsel Dividend

Pursuant to AGMS in April 2013, Telkomsel approved the payment of a cash dividend of Rp13,358 billion, which represented 85% of Telkomsel’s net profit in 2012, Rp4,207 billion of this dividend was distributed to SingTel Mobile.

In 2011, 2012, and 2013 cash dividends were paid to SingTel Mobile, a non-controlling shareholder of Telkomsel, amounting to Rp2,726 billion, Rp3,231 billion and Rp4,207 billion.

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E.       Capital Market Supporting Professionals

Capital Market Supporting Professionals	Address	Services	Fees	Service period
INDEPENDENT AUDITORS
Public Accountant Firm (KAP) Purwantoro, Suherman & Surja (Member firm of Ernst & Young Global Limited)	Indonesian Stock Exchange Building Tower 2, 7th Floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190, Indonesia Tel. : (62-21) 52895000 Fax. : (62-21) 52894100	Integrated Audit PT Telekomunikasi Indonesia, Tbk. (“Telkom”) and General Audit on the Financial Statements of subsidiaries in fiscal 2012.	Rp26,619,000,000	2013
Public Accountant Firm (KAP) Tanudiredja, Wibisana & Rekan (Member firm of PricewaterhouseCoopers Global Network)	Plaza 89 Jl. H.R. Rasuna Said Kav. X-7 No. 6 Jakarta 12940 Tel.: (62-21) 5212901 Fax.: (62-21) 52905555	Issuance of consent letter.	Rp4,400,000,000	2013
SHARE REGISTRAR PT Datindo Entrycom	Puri Datindo – Wisma Sudirman Jl. Jend. Sudirman Kav. 34, Jakarta 10220 Tel. : (62-21) 570 9009 Fax. : (62-21) 570 9026	Performs custodian services for the common stock of Telkom traded at the Indonesia Stock Exchange.	Rp136,000,000	Since IPO of Telkom in 1995
TRUSTEE PT Bank CIMB Niaga Tbk.	Graha Niaga, 7th Floor Jl. Jend. Sudirman Kav. 58 Jakarta 12190 Tel. : (62-21) 300 6420 ext. 32001 - 32003 Fax. : (62-21) 250 5777	Representing the interest of bondholders in interaction with the Company related to Telkom II Bonds.	Rp75,000,000	2010
CUSTODIAN PT Kustodian Sentral Efek Indonesia	Jakarta Stock Exchange Building Tower 1, 5th Floor Jl. Jenderal Sudirman, Kav. 52 - 53 Jakarta, 12190 Tel. : (62-21) 529 91099 Fax. : (62-21) 529 91199	Provides centralized custodian and settlement of share transactions at IDX Custodian and settlement services in securities transactions and share distribution in corporate actions.	Rp30,000,000	Since 1995
RATING AGENCY PT Pefindo	Panin Tower - Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta 10270 Tel. : (62-21) 7278 2380 Fax. : (62-21) 7278 2370	Provides risk rating on bonds issued by Telkom.	Rp140,250,000	2010, 2011
DEPOSITORY FOR ADS The Bank of New York Mellon Depositary Receipts	101 Barclay Street 22nd Floor West New York, NY 10286 Tel. : (1-212) 815 8162 Fax. : (1-212) 571 3050	Performs custodian services for ADS traded at the NYSE and LSE.	US$57,111	Since 1995

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ADDRESSES

Company: PT Telekomunikasi Indonesia, Tbk

No	Office	Address	Telephone	Fax
1	Head Office Graha Merah Putih Telkom www.telkom.co.id	Jl. Japati No. 1 Bandung 40133	(62-22) 452 7101	(62-22) 424 0313
2	Corporate Communication & Affairs corporate_comm@telkom.co.id	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62-21) 529 22007	(62-21) 521 1117
3	Investor Relation investor@telkom.co.id	Graha Merah Putih, 5th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62-21) 521 5109	(62-21) 522 0500
4	Network of Broadband Division	Graha Merah Putih, 9th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62-21) 522 1400 (62-21) 522 1500	(62-21) 522 9600
5	Access Division	Graha Merah Putih, 7th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62–21) 5290 3482	(62–21) 522 1300
6	Maintenance Service Center	Graha Merah Putih, 4th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 4129	(62-22) 452 4125
7	Information System Center ISCenter@telkom.co.id	Graha Merah Putih, 4th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 4228	(62-22) 720 1890
8	Wireless Broadband Division	Grha Flexi, 2nd Floor Jl. Kebon Sirih No. 36 Jakarta 10110	(62-21) 344 7070	(62-21) 344 0707
9	Broadband Division Sek.divbb@gmail.com	Graha Merah Putih, 7th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62–21) 5290 3482	(62–21) 522 1300
10	Solution Convergence Division www.c4.telkom.co.id c4@telkom.co.id	Multimedia Tower, 15th – 17thFloor Jl. Kebon Sirih No. 12 Jakarta 10110	(62-21) 386 0500	(62-21) 386 6267 (62-21) 386 0300
11	Research & Development Center	Jl. Gegerkalong Hilir No. 47 Bandung 40152	(62-22) 457 1050 (62-22) 457 1051	(62-22) 201 4669 (62-22) 201 3505
12	Consumer Service Division	Graha Merah Putih, 14th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62-21) 521 5100	(62-21) 520 2733
13	Enterprise Services Division	Multimedia Tower 19th Floor Jl. Kebon Sirih No 10-12 Jakarta Pusat 10110	(62-21) 386 6600	(62-21) 386 8400
14	Business Service Division	Jl. Letjen S. Parman Kav. 8, 2nd Floor, Jakarta 11440	(62-21) 565 8500	(62-21) 565 2800
15	Wholesale Services Division	Graha Merah Putih, 8th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710	(62-21) 5291 7007	(62-21) 5289 2080
16	Human Capital Center	Graha Merah Putih, 5th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 5428	(62-22) 720 6986
17	Corporate University	Jl. Gegerkalong Hilir No. 47 Bandung 40152	(62-22) 201 4508 (62-22) 201 4441	(62-22) 201 4429
18	Management Consulting Center	Jl. Cisanggarung No. 2 Bandung 40115	(62-22) 452 1620	(62-22) 452 1549
19	Assessment Service Center	Jl. Hegarmana No. 71 Bandung 40141	(62-22) 203 9255 (62-22) 203 5269	(62-22) 203 9231
20	Community Development Center	Graha Merah Putih, 6th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 6169	(62-22) 452 6130
21	Supply Center	Graha Merah Putih, 6th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 6327	(62-22) 720 6583
22	Finance, Billing & Collection Center	Graha Merah Putih, 3rd Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 3371	(62-22) 452 3377

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Direct Subsidiaries

No	Entity	Address	Telephone	Fax
1	PT Telekomunikasi Selular www.telkomsel.com	Wisma Mulia, 15th Floor Jl. Jend. Gatot Subroto Kav. 42 Jakarta 12710	(62-21) 524 0811	(62-21) 529 06091
2	PT Graha Sarana Duta www.telkomproperty.co.id	Telkom Property Tower Annex Building Jl. Kebon Sirih No. 10-12 Jakarta 10110	(62-21) 380 0900	(62-21) 3483 0653
3	PT Telekomunikasi Indonesia International www.telin.co.id	Jamsostek Tower North Tower, 24th Floor Jl. Jend. Gatot Subroto Kav. 38 Jakarta 12710	(62-21) 2995 2300	(62-21) 5296 2358
4	PT Multimedia Nusantara www.metra.co.id	The East Tower, 37th Floor Jl. Dr. Ide Anak Agung Gede Agung Kav. E3.2 No. 1 Jakarta 12950	(62-21) 521 0123	(62-21) 521 0124
5	PT Dayamitra Telekomunikasi www.mitratel.co.id	Grha Pratama Building, 5th Floor Jl. M.T. Haryono Kav. 15 Jakarta 12810	(62-21) 8370 9592 (62-21) 8370 9593	(62-21) 8370 9591
6	PT Pramindo Ikat Nusantara www.pramindo.com	Plaza Kuningan Annex Building, 7th Floor Jl. HR. Rasuna Said Kav. C11-C14 Jakarta Selatan 12940	(62-21) 520 2560	(62-21) 5292 0156
7	PT Napsindo Primatel International	Elektrindo Building, 6th Floor Jl. Prof. Dr. Supomo No. 139 Tebet, Jakarta Selatan	(62-21) 520 9202	(62-21) 520 9305
8	PT Telkom Akses	Telkom Building, 7th Floor Jl. S. Parman Kav. 8 Jakarta Barat 11440	(62-21) 2933 7000	(62-21) 2933 6000
9	PT Patra Telekomunikasi Indonesia www.patrakom.co.id	Jl. Pringgodani 2 No. 33 Alternatif Cibubur Depok 16954	(62-21) 845 4040	(62-21) 845 7610

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Indirect Subsidiaries

No	Entity	Address	Telephone	Fax
1	PT Infomedia Nusantara www.infomedianusantara.co.id	Jl. RS. Fatmawati Kav. 77-81 Jakarta 12150	(62-21) 720 1221	(62-21) 720 1226
2	PT Finnet Indonesia www.finnet-indonesia.com	Bidakara Tower, 2th Floor Jl. Jend. Gatot Subroto Kav. 71-73 Jakarta 12870	(62-21) 829 9999	(62-21) 828 1999
3	PT Sigma Citra Caraka www.telkomsigma.co.id	Dea Tower, 7th & 8th Floor Kawasan Mega Kuningan Jl. Mega Kuningan Barat IX Kav. E43 No. 1 Jakarta 12950	(62-21) 576 2150	(62-21) 576 2155
4	PT Administrasi Medika www.admedika.co.id	Telkom STO Gambir C Building, 3rd, 4th & 5th Floor Jl. Medan Merdeka Selatan No. 12 Jakarta 10110	(62-21) 3483 1100	(62-21) 3483 5489
5	Telekomunikasi Indonesia International Pte. Ltd. www.telin.sg	1 Maritime Square #09-63 Harbour Front Center Singapore 099253	(65) 6278 8189	(65) 6273 1169
6	PT Metra Plasa	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780	(62-21) 7918 7250	(62-21) 7918 7252
7	PT Telkom Landmark Tower	Grha Merah Putih, 6th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 521 5565	(62-21) 521 5576
8	Telekomunikasi Indonesia International Hong Kong Limited www.telin.hk	Suite 905, 9F, Ocean Center No. 5 Canton Road, Tsim Sha Tsui Kowloon, Hong Kong	(852) 3102 3309	(852) 3102 3306
9	PT Metra-Net www.metranet.co.id	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780	(62-21) 7918 7250	(62-21) 7918 7252
10	Telekomunikasi Indonesia International (TL), S.A www.telkomcel.tl	Timor Plasa 4th Floor. Rua Presidente Nicolau Labato Comoro, Dili, Timor Leste	(670) 7408 0002	(670) 7408 0002
11	Telekomunikasi Indonesia International Australia Pty. Ltd. www.telkom.au	Level 5, 30 Collins Street, Melnourne VIC 3000	(61) 3 963 98 270
12	Telekomunikasi Indonesia International (Myanmar Branch)	No. #0502, Level 5, Sakura Tower No. 339, Bogyoke aung-san street, Kyauktada township, Yangon	(95) 9420182434
13	Telkom Macau Limited	Av. Praia Grande No. 369, Keng Ou, Commercial Building 17/FL, Macau	(853) 2855 3191

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Indirect Subsidiaries (continued)

No	Entity	Address	Telephone	Fax
14	Telkom Taiwan Limited	10F No. 15 Sec.2, Keelung Road, Xinyi District, Taipei City 11052 Taiwan	02-77180809 (95) 94201182434
15	PT Metra Digital Media www.mdmedia.co.id	Jl. RS Fatmawati No. 77-81, Jakarta Selatan 12940	(62-21) 720 1221	(62-21) 720 1226
16	PT Pojok Celebes Mandiri www.pointer.co.id	Jl. Condet Raya No. 333/J Balekambang, Kramat Jati, Jakarta Timur 13530	(62-21) 2937 3372	(62-21) 8087 6387
17	Graha Yasa Selaras www.gys.co.id	Jl. Cisanggarung No. 2, Bandung, 40115	(62-22) 872 45817	(62-22) 872 45817
18	PT Infomedia Solusi Humanika www.ish.co.id	Jl. RS Fatmawati No. 75, Bank Mandiri Building 5th Floor, South Jakarta 12150	(62-21) 720 1221
19	PT Metra Media (MM)	The East Tower 37th Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur, Setiabudi, Jakarta Selatan 12950	(62-21) 521 0123	(62-21) 521 0124
20	PT Metra TV	The East Tower 37th Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur, Setiabudi, Jakarta Selatan 12950	(62-21) 521 0123	(62-21) 521 0124
21	PT Satelit Multimedia Indonesia	The East Tower 37th Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur, Setiabudi, Jakarta Selatan 12950	(62-21) 521 0123	(62-21) 521 0124
22	Telekomunikasi Indonesia International (USA) Inc.	Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
23	Telekomunikasi Selular Finance Limited (“TSFL”)	c/o International Management (Mauritius) Ltd. 4th Floor, Les Cascades Bldg, Edith Cavell Street, Port-Louis. Republic of Mauritius	(230) 212 9800	(230) 212 9833

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Associated Companies

No	Entity	Address	Telephone	Fax
1	PT Citra Sari Makmur www.csmcom.com	Chase Plaza, 16th Floor Jl. Jend. Sudirman Kav. 21 Jakarta 12910	(62-21) 520 8311 (62-21) 570 0194	(62-21) 570 4656
2	PT Pasifik Satelit Nusantara www.psn.co.id	Kantor Taman Building A9 Unit C3 - C4 Jl. Mega Kuningan Raya Lot 8/9 No. 9 Kawasan Mega Kuningan Jakarta 12950	(62-21) 576 2292	(62-21) 576 2290
3	PT Integrasi Logistik Cipta Solusi www.ilcs.co.id	Telkom North Jakarta Plaza, 4th Floor Jl. Yos Sudarso Kav. 23-23 Jakarta Utara	(62-21) 4393 2555	(62-21) 4393 6555
4	PT Indonusa Telemedia www.telkomvision.com	Plasa TelkomVision Building, 3rd Floor Jl. Prof. Dr. Supomo No. 139 Tebet, Jakarta 12810	(62-21) 829 8800	(62-21) 831 7400

Joint Venture

No	Entity	Address	Telephone	Fax
1	PT Melon Indonesia www.melon.co.id	Telkom DCS 1 Building, 7th Floor Jl. Sisingamangaraja Kav. 4 – 6 Kebayoran Baru, Jakarta Selatan 12110	(62-21) 724 4493	(62-21) 724 4390
2	Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd.	Suite 23, A-1, 23 A Floor, Wisma UOA II, No. 21, Jalan Pinang, 50450 Kuala Lumpur, Malaysia	(60) 3233 20680	(60) 3216 12276

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Proportion of Common Stock Held in Indonesia and Abroad

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN CORPORATE GOVERNANCE PRACTICES AND THE NYSE’S CORPORATE GOVERNANCE STANDARDS

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.

A.      Overview of Indonesian Law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No.40/2007 on Limited Liability Companies (“Indonesian Company Law”),  Law No.8/1995 on Capital Markets (“Capital Markets Law”),  Law No.19/2003 on State-Owned Enterprises,  Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; regulation  of OJK  (“OJK Regulations”) and the rules issued by the IDX. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004 (“KEP.49”), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.

The NCG formulated the Code for Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent audit committee and nomination and remuneration committees by the Board of Commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.

B.      Composition of Independent Board of Directors and Board of Commissioners

The NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of Independent Directors and that certain committees must consist solely of Independent Directors.

Unlike companies incorporated in the US, the management of an Indonesian company consists of two organs of equal stature, the Board of Directors and the Board of Commissioners. Generally, the Board of Directors is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the Board of Commissioners has the authority and responsibility to supervise the Board of Directors and is statutorily mandated to provide advice to the Board of Directors by Indonesian Company Law.

With regard to the Board of Commissioners, the Indonesia Company Law requires a public company Board of Commissioners to have at least two members. Although the Indonesian Company Law is silent as to the composition of the Board of Commissioners,  Listing Regulation No.I-A in KEP.305/BEJ/07-2004 issued by the IDX (“IDX Regulation I-A”) states that at least 30% of the members of the Board of Commissioners of a public company (such as our Company) must be independent.

The Indonesian Company Law states that the Board of Directors has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. In addition, based on IDX Regulation I-A, the Board of Directors of the listed company must consist of at least one unaffiliated director.

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Committees

NYSE listing standards require that a US listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of Independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, OJK Rule No.IX.1.5 and the IDX Regulation I-A require the Board of Commissioners of an IDX- listed company (such as our Company) to establish an Audit Committee, which must consist of at least three members, one of whom must be an Independent Commissioner and serve as chair of the Audit Committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

The NYSE Listing Standards as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an Audit Committee comprised of Independent Directors. However, such foreign private issuers may be exempted from the independence requirement if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the Board of Directors and includes non-board members as in our case, members from the Board of Commissioners; (iii) the Audit Committee members are not selected by management and no executive officers of the company is a member of the Audit Committee; (iv) the home country government or stock exchange requires the Audit Committee to be independent of the company’s management and (v) the Audit Committee is responsible for appointment, retention and oversight the work of the external auditor.

Not all members of our Audit Committee are Independent Directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption pursuant to Rule 10A-3(c)(3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of the Audit Committee to act independently.

C.      Disclosure Regarding Corporate Governance

The NYSE listing standards require US companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a US company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to OJK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

D.      Code of Business Conduct and Ethics

NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its Directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS

See Note 48 to the Consolidated Financial Statements.

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ARTICLES OF ASSOCIATION

Our Articles of Association are registered in accordance with the Limited Liability Company Law No.1/1995, and approved by Ministerial Decree No.C2-7468.HT.01.04.TH.97 of  1997. Pursuant to the issuance of the Company Law No.40 of  2007 which revoked Limited Liability Companies Law No.1/1995, we amended our Articles of Association which was approved by the Minister of Law and Human Rights of the Republic of Indonesia pursuant to Decree of the Minister of Justice and Human Rights No.AHU.46312.AH.01.02/2008 dated July 31, 2008 and registered in State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

The most recently amended in Articles of Association were about the changes in capital structure by splitting the par value of the Company's shares (stock split) of the original Rp250 to Rp50 and the elimination of the Partnership and Community Development “PKBL” program from our Work Plan and Budget. The editorial changes made before Notary Ashoya Ratam, S.H., MKn. No. 11 dated May 8, 2013. Notice of the amendment of articles was accepted by the Minister of Law and Human Rights of the Republic of Indonesia through Letter No.AHU-AH.01.10-22501 on June 7, 2013.

RELATIONSHIP WITH THE GOVERNMENT AND GOVERNMENT AGENCIES

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes SOEs.

A.   The Government as Shareholder

The Government is our majority and controlling shareholder and owned 53.14% of our common stock as of December 31, 2013. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (i) the nomination, appointment and removal of our Directors,  (ii) the nomination, appointment and removal of our Commissioners,  (iii) the issuance of new shares and (iv) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

B.   The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the DGPT, the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines.

We are required to obtain a license from the DGPT for each type of service offered, including for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

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The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2013, we had a total of Rp1,915 billion (US$157 million) in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2013, 73.4% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 26.6% denominated in Rupiah. In 2013, the annual interest rates charged 6.79% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

C.   The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2013, the amount of revenues from Government departments and agencies was Rp779 billion, which was approximately 0.94% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The SOE Ministry has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company must be approved by majority of the holders of our common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

CAPITAL MARKET TRADING MECHANISM AND TELKOM ADS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 200 shares of Common Stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan.

A.   The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

As at December 31, 2013, the IDX had 483 issuers for equity and 114 active brokerage houses. In 2013, IDX recorded a trading volume of 1,343 billion shares. As at December 31, 2013, the total market capitalization was valued at Rp4,219.02 trillion (US$346.67billion).

Trading is divided into three segments,  the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement in IDX.

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On November 14, 2012 IDX issued a Decree of BOD No.Kep-00399/BEI/11-2012 regard with the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that mentioned about the change of IDX’ trading hours, which effected on January 2, 2014 with trading sessions as follow:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday - Friday	08.45.00-08.55.00
1st	Regular	Monday-Thursday	09.00.00-12.00.00
	Cash	Friday	09.00.00-11.30.00
Negotiation
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiation	Monday-Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.00
Post Trading	Regular	Monday-Friday	16.05.00-16.15.00

On November 8, 2013 IDX issued a Decree of BOD No.Kep-00071/BEI/11-2013 regard with the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that mentioned about the change of lot size, tick price and maximum price movement, which effected on January 2, 2013.

Lot size will change from 500 shares to 100 shares and tick price and maximum share price movement will change as follow:

Previous			New
Group Price	Tick Price	Maximum Share Price Movement	Group Price	Tick Price	Maximum Share Price Movement
≤Rp200	Rp1	Rp10	≤Rp500	Rp1	Rp20
Rp200 – Rp500	Rp5	Rp50
Rp500 – Rp2,000	Rp10	Rp100	Rp500 – Rp5,000	Rp5	Rp100
Rp2,000 – Rp5,000	Rp25	Rp250
≥Rp5,000	Rp50	Rp500	≥Rp5,000	Rp25	Rp500

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost is 0.03% or depended on exchange policy. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or Exchange Member Approval (“SPAB”) revoked.

B.   Trading on the NYSE and LSE

Bank of New York Mellon (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE and LSE.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

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TAXATION

The following summary contains a description of the principal Indonesian and US federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock.

Investors should consult their tax advisors about the Indonesian and US Federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

A.      Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”).

1.       Dividends

Dividends declared by us  out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the applicable strict requirements. Under the US-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

2.       Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an IDX may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on an IDX or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or our Company (if the buyer is a non-resident taxpayer).

In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to with hold tax on payment of the purchase price for common stock or ADSs through the IDX, theoretically, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the US-Indonesia double taxation treaty).

3.       Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No.24/2000 on the amendment and the amount of stamp duty rates Imposing Limits Imposed Price Nominal stamp duty, a transaction of up to Rp1,000,000 needs a stamp duty of Rp3,000, while any transaction of more than Rp1,000,000 needs a stamp duty of Rp6,000.

B.      Considerations Regarding Certain U.S. Federal Income Tax

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders (as defined below) that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code (the “Tax Code”). This summary is based upon existing US federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

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1.       Threshold Passive Foreign Investment Company (“PFIC”) Classification Matters

A non-US corporation, such as our Company, will be treated as a PFIC, for US federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on our 2013 income and assets, we do not believe that we should be classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or common stock” is written on the basis that we will not be classified as a PFIC for US federal income tax purposes.

2.       Dividends

Any cash distributions paid by us out of earnings and profits, as determined under US federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum US federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation are treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010.

3.       Sale or Other Disposition of ADSs or Common Stock

A US holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be US source gain or loss for US foreign tax credit purposes.

4.       PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a US Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of US federal income tax that a US Holder could derive from investing in a non-US company that does not distribute all of its earnings on a current basis. In such event, a US Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or common stock and (ii) any “excess distribution” paid on ADSs or common stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a US Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if we become classified as a PFIC.

5.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 25% for years through 2013.

The backup withholding tax is not an additional tax and may be credited against a US holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS.

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RESEARCH AND DEVELOPMENT

We routinely make investments to improve products and services. Total expenditure reached about Rp13 billion, Rp13 billion and Rp14 billion (US$1million), in 2011, 2012 and 2013,  respectively. In 2013, our spending investments were channeled to research and development to support of the implementation of mobile broadband, cloud computing, and development of ecosystem-based solutions, such as e-tourism, mobile payment, mobile games, and smart home solution, that are designed to promote a digital lifestyle in Indonesia. Development encompasses the areas of business, product and services, as well as in telecommunication network infrastructure.

In term of business, service and product the research and development programs included mobile advertising center, Appstore, smart home (home monitoring, telemetering, wireless sensor network, smart home over power line), mobile payment, data center, e-tourism, games, intelligent car, map-based social media platform, e-learning content enrichment, telkom game center, over the top TV, SmartTV, speedy monitoring, smart home over power line, smart device 4GLTE, business signaling, TENOSS and TCEM.

In terms of telecommunication network infrastructure, we engaged in research and development programs related to NGN, IMS, Service Broker, 100G, QoS transport, Supercore, any wire GPON/10GPON, Wi-Fi, Femtocell, QoS EVDO, GPS and IPv6.

We have developed two business incubator located in the city of Bandung and Yogyakarta namely Bandung Digital Valley name ("BDV") and Jogja Digital Valley ("JDV"). Each incubator is intended to help build a national digital creative industry while strengthening our business portfolio.There were three categories of incubation carried out in 2013, consist of:

–         The first is the incubation for idea (innovative idea), which is product idea/prototype/product that is not market-tested yet, but is considered to have excellent business opportunity.

–         Second is the product incubation (innovative product), which is product that has been proven preferred by users, but has not been tested in terms of revenue/business.

–         Last one is the business incubation (innovative business), which is product that has been proven preferred by market tested and has also been proven generating good revenue.

In conducting the incubation program, we adopt the Lean Startup framework, in which the process is divided into stages of customer validation, product validation, business model validation and market validation. ideaincubation uses customer & idea validation stages. Product incubation uses product validation stage. While business incubation uses business & market validation.

In 2012, BDV has successfully incubated 18 startup companies and in 2013 incubated 12 start up companies, began with selecting new product and business proposals.While the JDV, since in augurated in August 2013, has conducted a number of activities and is warmly welcomed by the creative digital community inJogja and greater Jogja. In 2014, JDV will also doing its functions as a business incubator beside held still the creative digital community event.

LEGAL BASIS AND REGULATION

The framework for the telecommunications industry is comprised of specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999.

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A.      Telecommunications Law

The telecommunications sector is primarily governed by Law No.36 year 1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities” thereby ending our and Indosat’s responsibility for coordinating domestic and international telecommunications services, respectively. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such  regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services.

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks.

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.31/PER/M.KOMINFO/09/2008 regarding the Third Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services.

-          MoC Decree No.33/2004 regarding Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services.

-          MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development most recently amended by MoCI Regulation No.09/PER/M.KOMINFO/06/2010 dated June 9, 2010 regarding the sixth amendment of MoC Decree No.KM.4/2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development.

B.      Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics (“DGPI”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances related to the postal  and telecommunications sectors  to the DGPI including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by the Director General of Post and Informatics Operations and comprises of nine members, including six members of the public, and three members selected from Government institutions (DGRE and Director of DGPI and a  government representative appointed by the Minister of Communication and Information).

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C.      Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into following three categories: (i) provision of telecommunication networks, (ii) provision of telecommunication services,  and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services, as amended by  MoCI Regulation No.31/PER/M.KOMINFO/09/2008 dated September 9, 2008,  are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. MoC Decree No.KM.21/2001 categorized  the provision of services into basic telephony services, value-added telephony services, and multimedia services.

D.      Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights to provide domestic  fixed line telephone  and DLD services and Indosat’s  and Satelindo’s duopoly rights to provide basic international telephone  services. Instead, the Government adopted a duopoly policy to create competition between Indosat and us as comprehensive service and network providers.

E.      DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

Pursuant to MoCI Decree No.43/2007, we opened our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008. Since that  date, our customers are able to make DLD calls from Balikpapan by first dialing Indosat’s “011”. As stipulated in MoCI Regulation No.43/2007, we have provided a nation-wide network for three-digit access code for fixed and fixed wireless DLD with “01X” that can be used by Indosat or  other licensed operator starting September 27, 2011. To date, no other licensed operators have submitted a request to us to connect their networks and enable DLD access.

F.       IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. Our December 2005 interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

G.      Limited Mobility Wireless Services

MoC Decree No.KM.35/2004 dated March 11, 2004 regarding Implementation of Fixed Wireless Networks with Limited Mobility, as amended by MoCI Decree No.16/PER/M.KOMINFO/06/2011 dated June 27, 2011,  (“MoC Decree No.KM.35/2004”) provides that only local fixed network operators holding licenses issued by the MoC may offer limited mobility wireless (or fixed wireless) access services. In addition, MoC Decree No.35/2004 states that each limited mobility wireless access operator must provide basic telephone services. Under an automated migration feature, customers are able to make and receive calls on their fixed limited mobility wireless access phones using a different number with a different area code.

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H.      Cellular

Cellular telephone service is provided in Indonesia on the radio frequency spectrum of 1.8 GHz (DCS technology), 2.1 GHz (UMTS technology) and 900 MHz (GSM and UMTS technology). The MoCI regulates  the use and allocation of the radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 900 MHz, 1.8 GHz and 2.1 GHz frequency bands. The Government conducted tenders  for the allocation of the 2.1 GHz radio frequency spectrum, and allocated bandwidth, in 2006, the government allocates through the tender process for allocation at 5 MHz, while for the allocation of additional radio spectrum allocated through an evaluation mechanism was in 2009 and a selection in 2013. The allocation of bandwidth in the 2.1 GHz frequency spectrum is regulated by:

-       MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 regarding the Determination of Winner of IMT-2000 Mobile Cellular Operator Selection at 2.1 GHz Radio Frequency Band.

-       MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Moble Cellular Operators at 2.1 GHz Radio Frequency Band.

-          MoCI Decree No.191 Year 2013 regarding the Determination of PT Telekomunikasi Selular as Winner in the Selection of Users of Additional Frequency Bandwidth at 2.1 GHz Radio Frequency Band for IMT-2000 Moble Cellular Operators.

I.        Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from  other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon  and fair.

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), mandated a cost-based interconnection tariff scheme for all network and services operators replacing the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula.

MoCI Regulation No.8/2006 requires  operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous  interconnection agreements between us and other network operators which also amended all interconnection agreements signed in December 2006.

On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to Directorate General of Post and Telecommunication (“DGPT”)  Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This is the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our  and Telkomsel’s  RIOs which were approved on June 20, 2012. Until this report is published, no recalculation of interconnection fees for 2012 had been done as doing such should have been preceded by an evaluation on interconnection charges in 2011.

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J.       VoIP

In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, which imposed quality control standards in relation to VoIP services, which became effective three months thereafter, to which we and other operators must adhere the regulation.

K.      IPTV

In August 19, 2009, MoCI issued Ministerial Decree No.30/PER/M.KOMINFO/8/2009 regarding the undertaking of IPTV services in Indonesia, in order to address the convergence of telecommunications services with  broadcasting and electronic transactions. In July 2010, MoCI replaced this regulation with MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) which established the legal basis for the licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Each  consortium must together hold licenses  as a local fixed network provider, internet services provider and one broadcast services provider. Such  consortium may only provide IPTV services in the area covered by all three required licenses. MoCI Regulation No.11/2010 further requires that IPTV services be delivered through a wire network.

We obtained our  IPTV license through our subsidiary,  PT Indonusa Telemedia,  on April 27, 2011. Our operating license covers Jabodetabek, Bandung, Surabaya, Bali and Semarang.

L.      Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies, our satellite operations also been the subject of Radio Communications Agency of the International Telecommunication Union.

Furthermore, MoCI Regulation No.37/2006 dated December 6, 2006 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires (i)  foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation,and (ii) the country of origin of the foreign satellite operators must also give permission to the Indonesian satellite operators to operate in that country.

M.     Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights  in relation to, among others, quality of services, tariffs and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

N.      USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 1, 2008 regarding the USO (as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) provides that USO funds received will be used to fund telephone, SMS and internet access in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our unconsolidated gross revenues less uncollectable receivables from the telecommunication operation write of and domestic interconnection expense which belong to other parties. Pursuant to Government  Regulation No.7/2009 dated January 16, 2009 regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”), the current USO tariff rate is 1.25% of gross revenue.

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O.      Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, less uncollectable receivables from the telecommunication operation write of and domestic interconnection expense.

Pursuant to Law No.28/2009 regarding Local Taxes and Local Fees, local governments are permitted to impose fees on the sites that we use for telecommunications towers. The fees may not exceed 2% of the site’s assessed tax value. Currently, there are some 525 local (provincial and regency level) governments through out Indonesia  that may be authorized to impose these fees to increase in the future.

P.       Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination, with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation is issued in the forms of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

The Joint Decree regulates that license for telecommunication tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

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COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Government currently promotes liberalization, competition and transparency in the telecommunications sector. It does not prevent providers from attaining and capitalizing upon a dominant market position. However, the Government does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No.33/2004, which prescribes measures to prohibit such abuse by dominant network and service providers. A provider is considered dominant based on factors such as scope of business, service coverage area and control of a particular market. Specifically, Decree No.33/2004 prohibits dumping, predatory pricing, cross-subsidies, mandatory use of a provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (“KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, resulting in the KPPU issuing a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

A.      Fixed Line, Fixed Wireless and DLD

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. The MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and these interconnection arrangements with us.

In an attempt to liberalize DLD services, the Government required each DLD provider to implement a three-digit access code to be dialed by customers making DLD calls. These regulations were first implemented in Balikpapan in 2008, with Balikpapan residents given the option to make a normal DLD call or to select a three-digit code assigned to Indosat or to us. Under current regulations, this system is to be applied nationally beginning September 27, 2011. See “Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Indosat remains our largest competitor with respect to fixed line and DLD services and we also compete against other fixed line service providers such as PT Bakrie Telecom Tbk. (formerly Ratelindo) and PT Batam Bintan Telecom. However, traditional fixed line services have faced and will continue to increasingly face competition from cellular services, particularly as cellular tariffs decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

Telkom Flexi, our fixed wireless network is the largest in Indonesia with coverage of 370 cities offering limited mobility and charging customers based on PSTN tariff that is principally lower than GSM. For comparison, Indosat in 2004 launched its CDMA-based fixed wireless phone service under the brand name “StarOne” in Jakarta and Surabaya. Bakrie Telecom offers fixed wireless services in more than 30 cities and Mobile-8 was granted a nationwide fixed wireless access license in 2009. In general, the technologies employed by CDMA and fixed wireless access operators are less capital-intensive, previously allowing these operators to offer more competitive prices than GSM operators. Furthermore, licensing fees for radio stations of fixed wireless mobile phone connections is lower than cellular.

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B.      Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2013, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 80.4 % of the full-mobility cellular market. Other providers include Hutchison, Natrindo, Smart Telecom and Bakrie Telecom.

There were approximately 310  million full-mobility cellular subscribers in Indonesia as of December 31, 2013, a 12.3 % increase from approximately 276.0  million as of December 31, 2012.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2013, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 131.5 million cellular subscribers and a market share of 42.4 % of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 19.2 % and 18.7 %  respectively, based on the estimated  number of subscribers as of December 31, 2013. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

Hutchison and Natrindo also provide cellular services in Indonesia and in 2012 were each awarded an additional 10 MHz of spectrum on the 3G license frequency bandwidth (2.1 GHz). This additional spectrum increased their respective total allocated frequency spectrum to 20 MHz and 25 MHz each. In accordance with the announcement of MoCI No.19/PIH/KOMINFO/2/2013 dated February 25, 2013, Telkomsel has been selected as one of the companies to be granted an additional 3G license with radio frequency in the 2.1 GHz bandwidth.

C.      IDD

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat, as well as Bakrie Telecom. IDD also faces competition with VoIP and other internet-based voice services likes Skype and Google Talk.

D.      VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte, Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows voice communications through the internet using computers or smartphones.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, offer budget calls and other products aimed at price sensitive users such as prepaid calling cards. We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

E.      Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure. This need is driven by the high demand from services such as cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and goverment network, DTH television, flight communication, and disaster recovery.

At the same time, the supply of available satellite transponders in Southeast Asia is limited. Almost all of the orbital slot positions covering Southeast Asia are occupied. Of the satellites currently under construction one is planned to occupy the 1180E orbital slot, but it is estimated to enter service only in 2016.

Generally, large global satellite operators can use economies of scales to offer more competitive prices without affecting their financial performance. This may result in a market premium subsidy in very competitive markets.

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There are 18 satellite operators with satellites covering Southeast Asia:

1.       SES Global (Luxembourg)

2.       Eutelsat Asia (France)

3.       APT Satellite (Hong Kong)

4.       AsiaSat (Hong Kong)

5.       JSAT (Japan)

6.       MEASAT (Malaysia)

7.       MCI – Media Citra Indostar (Indonesia)

8.       Indosat (Indonesia)

9.       VinaSat (Vietnam)

10.   SingTel/Optus (Singapore)

11.   Telkom (Indonesia)

12.   ChinaSat (China)

13.   Mabuhay (Philippines)

14.   Thaicom (Thailand)

15.   ABS (Hong Kong)

16.   Lippo Star (Indonesia)

17.   Intelsat (US)

18.   Telesat (Canada)

Our satellite operations primarily consist of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services to domestic and international users. We face competition from foreign and domestic service providers and compete most closely in Indonesia with Indosat and PSN. Other private satellites serving the broadcasting market within the coverage of the Telkom-1 and Telkom-2 satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom-3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Our direct competitors in Asia are MeasatSdn. Bhd, which operates the Measat satellites, APT Satellite which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites.

The satellite industry in Indonesia is one of the most competitive in Southeast Asia. This is evident from the shift in market structure since 2003 from monopoly to oligopoly. One of the reasons for this shift in market structure is that the domestic satellite industry is not strictly regulated by the Government of Indonesia. Although Ministerial Regulation No.37/P/M.KOMINFO/12/2006 dated December 6, 2006 issued by the MoCI was intended as an entry barrier for foreign satellite operators, the currently applied “open sky” policy has in fact increased competition amongst domestic and foreign satellite operators. Another factor in the shift in market structure is the limited capacity of domestic satellite operators, which are thus unable to benefit from the fast growing market demands in Indonesia.

In view of market opportunities and limited supply, we plan to expand our  satellite business with the construction of Telkom-3S satellite through a partnership on acquired orbital slot. The Telkom-3S satellite is currently under development.

The current trend in the satellite business is the development of broadband satellite. As the bandwidths in the C-Band and Ku-Band frequencies are fully utilized, utilization of the Ka-Band frequencies will become an option. The technology for Ka-Band frequencies has  been progressing rapidly in the last decade. Broadband satellite utilize Ka-Band frequencies with a re-use configuration, resulting in capacities of up to 100 Gbps. Currently, we are engaged in design and demand studies for broadband satellites.

F.       BTS

As of December 31, 2013, we operated  75,579 BTS located throughout Indonesia. Through our subsidiary, Mitratel, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama Infrastructure Tbk.

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G.      Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum with the result that competition is now intense, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

LICENSING

To provide national telecommunications services, we have a number of product and service licenses that are consistent with the applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services. We have secured new licenses that have been adjusted as required of which are as follows:

A.      Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of Domestic Long Distance and Basic Telephony of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk; and

-          MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Closed Fixed Network of PT Telekomunikasi Indonesia Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No.KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

B.      Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band, 22.5 MHz of radio frequency bandwidth in the 1800 MHz band, and 15 MHz of radio frequency bandwidth in the 2100 MHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also hold licenses  from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the  expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

C.      International Calls

We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

We have a license to operate a closed fixed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license, to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed closed fixed network,  to among others,  telecommunication network and service operators, including providing an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

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According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide an international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, Telin, a license to operate a closed fixed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

D.      VoIP

We are licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on Voice over Internet Protocol ("VoIP")   services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.226/DIRJEN/2009 regarding the provision of ITKP services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

E.      ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services  with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

F.       Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPI Decree No.331/KAP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

G.      BWA

In July 2009, we won a tender for a BWA license and the right to provide BWA services in twelve zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services. Because of inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

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MoCI Regulation No.19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency. Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No.19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology. Vendors instead preferred to support the mobile BWA technology selected by other operators. Mobile BWA technology competes with Telkomsel. We therefore returned 4 of the 5 zones, which we had received. We retained our BWA license for Maluku zone so we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a broadband wireless access operator is in line with the transformation of our business to TIMES, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

H.      Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No. 169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

I.        Payment Method Using e-Money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009. We operate our e-money business under the brand names “T-cash” and “Flexi cash”.

With the issuance of Bank Indonesia Circular Letter No. 9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

J.       Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009, we may operate as a money transfer services provider.

K.      IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. We now provide IPTV services in five locations: Greater Jakarta, Bandung, Semarang, Surabaya and Bali, under the brand “UseeTV”.

L.      Construction Services Business License (“IUJK”)

On June 6, 2012, the City Government of Bandung issued a construction services business license to us through IUJK No. 1-3273-858971-2-001772 for Telkom. The IUJK is valid for the execution of construction services throughout the domain of the Republic of Indonesia, comprising architecture, civil, mechanical and electrical works. The IUJK is valid until June 5, 2015.

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TRADEMARK, COPYRIGHTS, INDUSTRIAL DESIGNS AND PATENTS

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents, with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights of the Republic of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

Following is the list of brands that have been registered by us in 2013

No	Title	Application No.	Application Date	Registration Date
1	Speedytrek Xpose Ur Music	J002009011733	April 8, 2009	April 19, 2013
2	Speedy Groovia	J002010035301	October 1, 2010	December 9, 2013
3	DELIMA	J002011004453	May 11, 2011	January 7, 2013
4	TELEPON RUMAH	J002011026179	July 1, 2011	August 19, 2013
5	Flexi-Lebih Irit kan	J002011026180	July 1, 2011	August 19, 2013

Following is the list of brands applied for registration in 2013

No.	Title	Application No.	Application Date
1	U See Zone	J002013014812	April 2, 2013
2	UTV	J002013004813	April 2, 2013
3	U Zone	J002013004814	April 2, 2013
4	U	J002013004815	April 2, 2013
5	U meet me	J002013022833	May 16, 2013
6	Indi Home	J002013057688	December 3, 2013

The following list the copyrights that have been registered by us in  2012 and 2013

No.	Innovation Title	Application No.	Application Date	Registration Date	Innovation Number
1	“Transformer” Computer Program	C00201203811	August 8, 2012	July 1, 2013	63830
2	“Global Billing Application” Computer Program	C00201203812	August 8, 2012	July 1, 2013	63831
3	“Internet Bijak” Logo	C00201203814	August 8, 2012	July 17, 2013	64136
4	“Telkom Cloud-explore the possibilities” Logo	C00201203815	August 8, 2012	July 17, 2013	64137
5	“U See TV” Logo	C00201203815	August 8 2012	October 29, 2013	65176
6	SIP Client	C00201104855	December 20, 2011	October 12, 2012	60930
7	Location Based Social Networking	C00201104856	December 20, 2011	October 12, 2012	60931
8	Supply Chain Management Application	C00201200612	February 8, 2012	December 10, 2012	61589
9	RBT Advertising	C00201200613	February 8, 2012	December 10, 2012	61590
10	Web-based Remote Control Application on Speedy Network	C00201200614	February 8, 2012	December 10, 2012	61591
11	Flexi Belajar	C00201200615	February 8, 2012	December 10, 2012	61592
12	Customized Personal View	C00201200616	February 8, 2012	December 10, 2012	61593
13	Telkomsel Market	C00201200617	February 8, 2012	December 10, 2012	61594

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We applied for the following copyrights in 2012 and 2013

No.	Innovation Title	Type of Intellectual Property Rights	Application No.	Application Date	Registration Date
1	Telkom Telemetering Smart Home	Computer Program	C00201205695	December 11, 2012	-
2	Telkom Game Center Application	Computer Program	C00201300509	February 7, 2013	-
3	ART Promo Application	Computer Program	C00201300510	February 7, 2013	-
4	Telkom Store Application	Computer Program	C00201300511	February 7, 2013	-
5	Qonnect Application	Computer Program	C00201300512	February 7, 2013	-
6	Telkom SNS Hub Client	Computer Program	C00201300513	February 7, 2013	-
7	U See Zone	Logo	C00201301288	April 2, 2013	-
8	U Zone	Logo	C00201301289	April 2, 2013	-
9	U	Logo	C00201301290	April 2, 2013	-
10	UTV	Logo	Coo201301291	April 2, 2013	-
11	Firmware Telkom Homegateaway	Computer Program	C00201301292	April 2, 2013	-
12	Indi Home	Logo	C00201305330	December 3, 2013

No registration of patent is filed and registered in 2013.

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DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a US securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares.

ADSL

Asymmetric Digital Subscriber Line, a type of digital subscriber line technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voice band modem can provide.

APMK

Alat Pembayaran Menggunakan Kartu or card-based payment instruments, a payment instrument in the form of credit cards, Automated Teller Machine (“ATM”) and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Surpervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSC

Base Station Controller, an equipment responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

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BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

BWA

Broadband Wireless Access, a technology that provides high speed wireless internet access or computer networking access over a wide area.

CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

Defined Benefit Pension Plan

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Dial-Up

Access to the internet using fixed telephone lines or mobile phone.

DLD

Domestic Long Distance, a long distance call service designed for customers who live in different areas but still within one country. These areas normally have different area codes.

Down link

Radio signal frequency emitted by the satellite to earth station.

DSL

Digital Subscriber Line, a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

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Dual Band

The capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

e-Business

Electronic Business solutions, including electronic payment services, internet data centers and content and application solutions. Refer to “New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio” under Business Overview.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

e-Payment

Also known as electronic funds transfer, the electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institutions, through computer-based systems.

E1 Link

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 link data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

EVDO

Evolution Data Optimize, a standard high speed 3G wireless broadband for CDMA.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTx

Fiber to the “x”, a generic term for any broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunication. The generic term originated as a generalization of several configurations of fiber deployment such as fiber to the home, fiber to the node or fiber to the building.

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Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

Gigabyte, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz. The hertz (symbol Hz), the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that bring optical fiber cabling and signals all or most of the way to end users.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

Homepass

A connection with access to fixed line voice, IPTV and broadband services.

HSPA+

Evolved High Speed Packet Access is defined in the Third Generation Partnership Project Release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IME

Information, Media and Edutainment.

IMT-2000

International Mobile Telecommunications-2000, a body of specifications provided by the International Telecommunication Union. Application services include wide area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

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Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Intelligent Network

A service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Core

A block of logic data that is used in making a field programmable gate array or application-specific integrated circuit for a product.

IP DSLAM

Internet Protocol-Digital Subscriber Line Access Multiplexer, a network device located near the customer’s location that allows telephone lines to make faster connections to the internet by connecting multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IP VPN

A data communication service using IP Multi Protocol Label Switching (“MPLS”) and based on any to any connection. This service is connected to the data security systems, L2TP and IPSec. The speed depends on the customer’s needs and ranges from 64 Kbps to 2 Mbps.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISDN

Integrated Services Digital Network, a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high speed internet connectivity.

ISP

Internet Services Provider,  an organization that provides access to the internet.

Kbps

Kilobyte per second, a measure of speed for digital signal transmission expressed in thousands of bits per second.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Local Exchange Capacity

The aggregate number of lines at a local exchange connected and available for connection to outside plant.

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LTE

Long Term Evolution technology, a standard for high-speed wireless data communication for mobile phones and data terminals.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoCI

The Ministry of Communication and Information, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication (“MoC”) in February 2005.

MSAN

Multi Service Access Networks, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packet are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

Node B

A BTS for a 3G W-CDMA/UMTS network.

OBCE

Operational, Business and Customer support system and Enterprise relations management, which is part of our strategic initiatives.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

OLO

Other Licensed Operators, i.e. operators other than our Company.

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Optical Fiber

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Outside Plant

The equipment and facilities used to connect subscriber premises to the local exchange.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PDN

Packet Data Network, a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

PKLN

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian State-Owned Enterprises such as us for consent to obtain foreign commercial loans.

POWL

Public Offering Without Listing.

Premium SMS

Premium Short Message Service, a text messaging service component of phone, web, or mobile communication systems, using standardized communications protocols that allow the exchange of short text messages between fixed line or mobile phone devices.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

RIO

Reference Interconnection Offer, a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RMJ
Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

RUIM card

Removable User Identity Module, a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

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Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SDP

Service Delivery Platform, a set of components that provide a service delivery architecture (such as service creation, session control and protocols) for a type of service.

SIM card

Subscriber Identity Module, a “smart” card designed to be inserted into cellular phone that uniquely identifies a GSM network subscription and contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOE

State-Owned Enterprise, a Government-owned corporation, state-owned company, state-owned entity, state enterprise, publicly owned corporation, Government business enterprise, or parastatal, a legal entity created by a Government to undertake commercial activities on behalf of an owner Government.

Softswitch

A central device in a telephone network that connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

STM-1

Synchronous Transport Module level-1, the SDH ITU-T fiber optic network transmission standard with a bit rate of 155.52 Mbps. The other standards are STM-4, STM-16 and STM-64.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

Terra Router

Terra Router or terabit router on the theory allows the network capacity on a scale of terabits (1 terabit = 1 million gigabits).

TIMES

Telecommunication, Information, Media,  Edutainment and Service.

TITO

Trade-In, Trade-Off, a conversion scheme to replace copper with optical cable. Refer to “Development and Modernization of Broadband Access through the TITO Scheme” under Network Development.

Trunk Exchange

A switch that has the function of connecting one telephony switch to another telephony switch, which can either be a local or a trunk switch.

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UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. These provide connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

WiMAX

Worldwide Interoperability for Microwave Access, a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

Wireless Access Network

Any type of computer network that is not connected by cables of any kind. It is a method by which homes, telecommunications networks and enterprise (business) installations avoid the costly process of introducing cables into a building, or as a connection between various equipment locations.

Wireless Broadband

Technology that provides high speed wireless internet access or computer networking access over a wide area.

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CROSS REFERENCE TO BAPEPAM-LK REGULATION NO.X.K.6

Pursuant to Bapepam-LK Regulation No.X.K.6, we are required to present our Annual Report in accordance with the format and content stipulated in the regulation. This table provides a cross-reference between this Annual Report and Bapepam-LK Regulation No.X.K.6 to demonstrate our compliance with this requirement.

		Criteria	Page	Section in Annual Report
1.		Summary of Important Financial Data
	a)	Summary of important financial data for the last three years	14-15	Financial Highligths
	b)	Information of share issued during each quarterly period in the last two years	18-21	Common Stock and Bond Highlights
2.		Board of Commissioners’ Report	28-33	Report From The President Commissioner
3.		Board of Directors’ Report	34-39	Report From The President Director
4.		Company Profile
	a)	Name, address, telephone, fax, email, website and/branch or representative offices;	249-251	Addresses
	b)	Company’s brief history	2-3, 224-241	Strength Born of A Long History A Brief History Of Telkom
	c)	Company's line of business including product and services	225, 46-53	Line of Business, Business Portfolio
	d)	Organization structure in the form of a chart	228-229	Company’s Organizational Structure
	e)	Company’s vision and mission	12	With Our Vision, Mission and Values
	f)	Board of Commissioner’s profile	238-239	Profile of the Board of Commissioners
	g)	Board of Director’s profile	240-241	Profile of the Board of Directors
	h)	Number of employees and description of their competency development	88-89, 92-93	Human Capital
	i)	Description regarding shareholders and percentage of ownership	242-243	Shareholder Composition
	j)	Chart/diagram of the major and controlling shareholders	243	Shareholder Composition
	k)	Information of subsidiaries, associated companies and joint ventures	230-237	Subsidiaries and Associated Companies
	l)	Share listing chronology	244-246	Chronology of Stock Issued
	m)	Listing chronology of other securities and securities rating	246	Chronology of Bonds
	n)	Name and address of rating agency	248	Capital Market Supporting Professionals
	o)	Information of capital market institutions and professionals	247-248	Capital Market Supporting Professionals
	p)	Awards and certification received by the company	24-27	Awards and Certifications
5.		Management’s Analysis and Discussion
	a)	Review of operations per operational segment	102-106	Operational Review By Segment
	b)	Comparative analysis of financial performance in the last two years	107-120	Financial Overview
	c)	Company’s solvency	122	Solvency
	d)	Company’s receivable collectability	122	Receivable Collectibility
	e)	Capital structure and capital structure policy	122-123	Capital Structure
	f)	Material commitments for capital expenditure	124-125	Material Commitment for Capital Investment
	g)	Material information and facts subsequent to the date of the accountant’s report	133	Subsequent Events after the Reporting Date
	h)	Company’s prospects	45	Business Outlook (Trend Information)
	i)	Comparison between targets/projections at beginning of fiscal years and actual results	34-39	Report From The President Director
	j)	Targets/projections to be achieved for one year	39	Report From The President Director
	k)	Description of the marketing of the company’s products and services	54-56	Marketing and Distribution
	l)	Description of the dividend policy, date and total dividend per share and total dividend per year declared and paid for the last two years	246-247	Dividend Policy

Table Of Content

		Criteria	Page	Section in Annual Report
	m)	Use of proceeds from the public offerings:	N/A	N/A
	n)	Material information regarding investment, expansion, divestment, merger/acquisition, debt/capital restructuring, affiliated transaction and transaction involving conflict of interest	44-45, 123, 131, 132-133	Corporate Strategy, Capital Expenditures, Related Party Transactions, Material Information and Facts
	o)	Changes in laws and regulations	125	Changes in Laws and Regulation
	p)	Changes in accounting policies	125	Changes in Accounting Policies
6.		Corporate Governance
	a)	Board of Commissioners	145-149	Board of Commissioners
	b)	Board of Directors	149-157	Board of Directors
	c)	Audit committee	158-163	Audit committee
	d)	Other committees under the supervision of the Board of Commissioners and/or Directors	164 165-166-171 172-175	Nomination and Remuneration Committee, Planning and Risk Evaluation and Monitoring Committee, Committee Under BoD
	e)	Corporate secretary	175-177	Corporate Secretary/Investor Relation (“IR”)
	f)	Internal audit unit	178-180	Internal Audit Unit
	g)	Internal control system	180-181	Internal Control System
	h)	Risk management system	182-183	Risk Management
	i)	Material litigation faced by the company	183-185	Legal Proceeding and Lawsuits Involving The Company
	j)	Administrative sanctions	185	Administrative Sanctions
	k)	Code of conduct and corporate culture	186-189	Code of Ethics and Corporate Culture
	l)	Employees/managements share ownership program	245	Employee Stock Ownership Program
	m)	Whistleblowing system	189-191	Whistleblowing Systems
7.		Company’s corporate social responsibility, on environment, employment, health and work safety, social and community development as well as product responsibility	198-121	Social and Environmental Responsibility
8.		Audited Financial Statements
9.		Signature of the Board of Commissioners and Directors

Table Of Content

Statement of The Member of Board of Commissioners and Directors

Regarding

Responsibility for Annual Reporting 2013

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA Tbk

We hereby state that all information has been fully disclosed in Annual Report 2013 Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and we are solely responsible for the accuracy of the content.

This statement is considered to be true and correct.

Jakarta, March 10, 2013

Board of Directors,		Board of Commissioners

/s/Arief Yahya		/s/Jusman Syafii Djamal
President Director		President Commissioner

/s/Honesti Basyir	/s/Muhammad Awaluddin	/s/Hadiyanto
Director of Finance	Director of Enterprise and Wholesale	Commissioner

/s/Priyantono Rudito	/s/Ririek Adriansyah	/s/Parikesit Suprapto
Director of Human Capital & General Affairs	Director of Compliance & Risk Management	Commissioner

/s/Rizkan Chandra	/s/Indra Utoyo	/s/Virano Gazi Nasution
Director of Network & Solution	Director of IT, Solution and Strategic Portfolio	Independent Commissioner

/s/Sukardi Silalahi		/s/Johnny Swandi Sjam
Director of Consumer		Independent Commissioner

Table Of Content

ABOUT OUR ANNUAL REPORT

PT Telekomunikasi Indonesia, Tbk, or “Telkom”, “The Company”, and “we”, is proud to present Annual Report for the year ended  December 31, 2013. Our Annual Report is furnished according to the decree of the Indonesian Financial Services Authority, the successor of Bapepam-LK (“OJK”) No.X.K.6. Certain information in this Annual Report is also contained in the Form 20-F, with the United States Securities and Exchange Commission. However, no part of this document has been incorporated by reference into the Form 20-F. The information and data presented in this Annual Report draws upon the consolidated financial data of the Company and our subsidiaries.

This Annual Report contains “forward-looking statements”, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and other similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Annual Report are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Annual Report discloses, under “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

To obtain further information on Telkom, please contact Investor Relations, Grha Merah Putih on 5th floor, Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia. Tel.: (62-21) 521 5109, Fax: (62-21) 522 0500 or e-mail: investor@telkom.co.id. You can download this document from our online site http://www.telkom.co.id.

We use the word “Indonesia” in this Annual Report to refer to the Republic of Indonesia while the word “Government” refers to the Government of Indonesia and “United States of America” or “US” is the United States. The currency “Rupiah” or “Rp” refers to the Indonesian Rupiah while “US Dollar” or “US$” refers to the US currency. Certain figures (including percentages) have been rounded up. Save as otherwise noted, all financial information is presented in Indonesian Rupiah according to Indonesian Financial Accounting Standard (“IFAS”).

Our Theme

Creating Global Talents and Opportunities

International expansion has become a necessity for Telkom in order to sustain a high rate of business growth. This complements our growth strategy, consistently applied over the last couple of years, by which we strive to maintain our market leadership in the cellular business while building our broadband capabilities as the mainstay of the telecommunication business in the future.

In 2013, these initiatives have resulted in double-digit growth for us, paving the way for us to become the dominant TIMES service provider in Indonesia and a leading presence in the region.